As filed with the Securities and Exchange Commission on September 20, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number:

VERANO HOLDINGS CORP.

(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654
(Address of Principal Executive Offices)

George Archos
Chief Executive Officer
415 North Dearborn Street, 4th Floor
Chicago, Illinois 60654
(312) 265-0730
(Name, Telephone, E-mail or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A subordinate voting shares

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐	NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐	NO ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☐	NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☐	NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐         Accelerated Filer ☐          Non-accelerated Filer ☒          Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐	NO ☐

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GENERAL MATTERS

Unless otherwise stated or the context requires otherwise, references in this registration statement on Form 20-F (this “Registration Statement”) to the “Company,” “Verano,” “we,” “us,” and “our” refer to Verano Holdings Corp., a British Columbia corporation. The Company has prepared this Registration Statement to register Class A subordinate voting shares, without par value (the “Subordinate Voting Shares”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”).

The Company is a leading vertically-integrated multi-state cannabis operator in the United States. An operator of licensed cannabis cultivation, processing and retail facilities, the Company’s goal is the ongoing development of communal wellness by providing responsible access to regulated cannabis products to discerning high-end customers. The Company is licensed to operate in 14 U.S. states, with active operations in 11 U.S. states, which includes 83 active dispensaries and ten production facilities comprising approximately 832,000 square feet (including a 26,000 square foot facility in Massachusetts nearing completion of construction), with a focus on tightly regulated, limited license markets. Upon the consummation of pending acquisitions and the completion of construction, the Company will have 85 active dispensaries and 11 production facilities comprised of approximately 842,000 square feet.

The Company is a reporting issuer under applicable securities legislation in the Canadian provinces of Alberta, British Columbia and Ontario, and its Subordinate Voting Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “VRNO”. The Subordinate Voting Shares are also quoted in the United States on the OTCQX marketplace operated by the OTC Market Group (the “OTCQX”) under the symbol “VRNOF”.

The head office of the Company is located at 415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654. The registered office of the Company is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Investors should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles.

The Company presents its financial statements in United States dollars. Except where otherwise indicated, all references to “$” or “US$” are to United States dollars, and all references to “C$” are to Canadian dollars.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking information” and “forward-looking statements” within the meaning of United States securities laws and Canadian securities laws (together, “forward-looking statements”). In addition, the Company or its affiliates may make or approve statements in future filings with United States and Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company or its affiliates that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company or its affiliates that address activities, events or developments that the Company or its affiliates expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “intends,” “anticipates,” “targeted,” “continues,” “forecasts,” “designed,” “goal,” or the negative of those words or other similar or comparable words.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, expectations and assumptions concerning:

●	the ability of the Company and its affiliates to obtain, maintain and renew regulatory approvals in all states and localities of its operations and planned operations on a timely basis;

●	government regulations, including future legislative and regulatory developments involving medical and adult-use cannabis and the timing thereof;

●	the Company’s outlook on its expansion and growth of business and operations;

●	the Company’s ability to achieve its goals, business plans and strategy;

●	the ability of the Company to access capital and obtain necessary financing to pursue its growth and business plans;

●	operational results and other financial and business conditions and prospects of the Company;

●	the timing and completion of acquisitions and other commercial transactions;

●	the integration of acquired businesses;

●	the timing and amount of capital expenditures;

●	availability of equipment, skilled labor and services needed for cannabis operations;

●	demand, developments and trends in the cannabis industry;

●	competition in the cannabis industry in the markets in which the Company operates or plans to operate;

●	the size of the medical cannabis market and the adult-use cannabis market in each state;

●	conditions in general economic and financial markets; and

●	the impacts of COVID-19 and future steps to be taken in response to COVID-19.

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Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the impacts of COVID-19 on the Company and global markets;

●	the Company’s limited operating history;

●	the need to create and maintain strong brand identities;

●	the resources required by litigation matters and adverse outcomes of litigation;

●	reliance on management;

●	outstanding indebtedness and potential indebtedness;

●	integration of acquisitions;

●	uninsured or underinsured losses;

●	materially different results from management’s expectations;

●	the Company’s lack of portfolio diversification;

●	the Company’s reliance on the performance of its subsidiaries and affiliates;

●	the Company’s expansion-by-acquisition strategy;

●	the unconventional due diligence process in the medical and adult-use cannabis industry;

●	existing competition and new market entrants;

●	third-party suppliers, contractors and manufacturers, and availability of raw or other materials;

●	wholesale and retail price fluctuations;

●	the introduction of synthetic alternatives by pharmaceutical and other companies;

●	potential product liability and recalls;

●	physical security of the Company’s assets and property, and potential fraudulent practices by insiders and third parties;

●	agricultural and environmental risks and the impacts of regulations on the agriculture industries and environmental protections;

●	regulatory and political changes to state laws;

●	bonding and insurance costs;

●	unknown future regulatory fees and taxes;

●	disparate state-by-state regulatory landscapes and licensing regimes;

●	potential difficulty accessing or maintaining banking or financial services due to the Company’s business;

●	required public disclosure and filings of personal information by the Company’s officers, investors and other stakeholders;

●	the ability to, and constraints on, promoting and marketing cannabis products;

●	the United States regulatory landscape and enforcement related to medical or adult-use cannabis, including political risks, civil asset forfeiture and regulation by additional regulatory authorities;

●	outcomes of clinical research studies and related activities on the use of cannabis products;

●	public opinion and perception of the cannabis industry;

●	the Company’s inability to enforce its contracts or any liens granted to it;

●	anti-money laundering laws and regulations;

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●	the lack of access to federal bankruptcy protections in the United States;

●	heightened scrutiny from Canadian government authorities;

●	limited trademark protection for cannabis products;

●	reliance on information technology systems, the potential disclosure of personal information and cybersecurity risks;

●	reliance on intellectual property, including trademarks and trade secrets, and the potential infringement by third parties;

●	the Company’s “Foreign Private Issuer” status and potential loss thereof;

●	the Company’s elimination of monetary liability and indemnification rights against its directors, officers and employees under British Columbia law;

●	the Company’s capital structure with the Subordinate Voting Shares and Proportionate Voting Shares;

●	shareholders’ limited participation in the Company’s affairs;

●	the Company’s expectation to not pay out dividends;

●	the limited research and reliable data available relating to the cannabis industry;

●	access to capital markets and the availability of financing opportunities;

●	the reliance on the expertise and judgment of senior management of the Company;

●	the reliance on key inputs, suppliers and skilled labor;

●	internal controls and the potential for fraudulent activity by employees, contractors and consultants;

●	the limitation of certain remedies and the difficulty of enforcement of judgments and to effect service outside of Canada;

●	the limited market for securities of the Company;

●	the increased costs associated with the Company being a U.S. and Canadian reporting company and publicly traded company and maintaining such status;

●	the taxation of cannabis companies; and

●	other risks described in this Registration Statement, as more particularly described under the heading “Risk Factors,” and described from time to time in documents filed by the Company with United States and Canadian securities regulatory authorities.

Although the Company believes that the expectations and assumptions on which forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Forward-looking statements address future events and conditions, and thus involve inherent risks and uncertainties.

Consequently, all forward-looking statements made in this Registration Statement and other documents of the Company are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Company. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under applicable securities legislation.

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PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.	Directors and Senior Management

For information regarding the Company’s directors and members of senior management, see “Item 6.A. - Directors and Senior Management” and “ Item 6.C - Board Practices”.

B.	Advisers

The Company’s principal Canadian legal advisors are Dentons Canada LLP, located at 77 King Street West, Suite 400, Toronto-Dominion Centre Toronto, ON M5K 0A1 Canada. The Company’s principal United States legal advisors are Dentons US LLP, located at 233 South Wacker Drive, Suite 5900, Chicago, IL 60606-6361.

C.	Auditors

In June 2021, Baker Tilly US, LLP (“Baker Tilly”) became the Company’s independent auditor. Baker Tilly is registered with the Public Company Accounting Oversight Board (the “PCAOB”).

Macias Gini & O’Connell LLP (“MGO”) previously acted as the independent auditor for the Company and Verano Holdings, LLC (“Verano LLC”), and audited the consolidated financial statements of Verano LLC for the years ended December 31, 2020, 2019 and 2018. MGO is registered with the PCAOB.

Hill, Barth & King LLC (“HBK”) previously acted as the independent auditor for, and audited the financial statements of, (i) Alternative Medical Enterprises LLC (“AME LLC”), Agronomy Innovations LLC, Fort Consulting LLC, Agronomy Holdings LLC, AltMed LLC, Cave Creek Real Estate LLC, MuV Health LLC, and NuTrae LLC (collectively with AME LLC, the “AME Group”) for the year ended December 31, 2020 and (ii) Plants of Ruskin GPS, LLC and RVC 360, LLC (collectively, “Plants of Ruskin”) for the years ended December 31, 2020 and 2019. HBK is registered with the PCAOB. ATLAS CPAs and Advisors PLLC (“ATLAS”) previously acted as the independent auditor for the AME Group for the year ended December 31, 2019.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.	Selected Financial Data

As part of the Business Combination described in Item 4.A “History and Development of the Company,” in February 2021, the Company resulted from a reverse takeover transaction and Verano LLC and AME LLC became subsidiaries of the Company and the other members of the AME Group and Plants of Ruskin became subsidiaries of AME LLC. Plants of Ruskin and AME LLC are collectively referred to as the “AME Parties.” Prior to the Business Combination, Verano LLC, the AME Group and Plants of Ruskin were not consolidated or combined.

The following table sets forth selected consolidated and combined financial data for the periods, and as of the dates, indicated. The (i) consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 and (ii) consolidated and combined balance sheet data as of December 31, 2020, 2019 and 2018 have been derived from the audited consolidated financial statements of Verano LLC which are included in this Registration Statement. The selected consolidated financial data for the six months ended June 30, 2021 has been derived from the unaudited interim condensed consolidated financial statements of the Company, and the selected consolidated financial data for the six months ended June 30, 2020 has been derived from the unaudited interim condensed consolidated financial statements of Verano LLC included in this Registration Statement.

The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review And Prospects”, “Item 8. Financial Information”, and the Consolidated and Combined Financial Statements, the Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes presented in Item 8, Item 17 and Item 18 of this Registration Statement. The financial statements from which the data was derived have been prepared in accordance with IFRS.

	Six Months Ended		Years Ended
	June 30,		December 31,
	2021	2020	2020	2019	2018
Total Revenues, net of discounts	$319,601,554	$90,147,010	$228,530,083	$65,968,292	$31,095,461
Cost of Goods Sold	$144,845,799	$31,978,372	$94,386,849	$38,469,325	$18,380,350
Gross Profit	$220,686,136	$87,914,913	$255,744,212	$42,062,870	$18,926,314
Total Expenses	$86,655,590	$18,925,584	$45,861,967	$37,810,559	$10,630,442
Other Income (Expense)	$(8,709,431)	$(7,974,223)	$(9,101,841)	$(6,787,494)	$(3,093,624)
Net Income (Loss)	$74,914,746	$32,839,844	$124,106,963	$(18,434,020)	$(561,983)
Earnings Per Share	$0.56	N/A	N/A	N/A	N/A
Total Assets	$2,193,138,135	268,454,252	$459,306,917	$194,114,696	$153,400,556
Long-Term Liabilities	$421,468,764	24,932,836	$94,463,800	$20,930,846	$3,668,993

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B.	Capitalization and Indebtedness

The following table sets forth the Company’s capitalization and indebtedness as of June 30, 2021. Investors should read this information together with the other information provided in this Registration Statement, including “Item 5. Operating and Financial Review and Prospects,” and the Company’s financial statements, including the notes thereto, included in this Registration Statement.

Long-Term Indebtedness
Long-term bank loan (secured) (non-current portion)(1)	$131,041,859
Total long-term indebtedness	$131,041,859
Equity
Share capital	$1,402,828,847
Reserves	$4,979,110
Non-Controlling Interest	344,620
Net Income	$76,353,992
Total equity	$1,484,506,569
Total capitalization	$1,615,548,428

(1)	Excludes current portion of $2,969,277.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Company is subject to risks, certain of which are described below. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the financial condition or operating results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. Due to the nature of the Company and its business, investors should carefully consider all such risks, including those set out in the discussion below.

Risks Related to Our Business and Operations - General

The Company remains subject to various risks and uncertainties as a result of the Coronavirus pandemic which could adversely affect its business, financial condition or results of operations.

The outbreak of COVID-19 has resulted in federal, state and local governments in the U.S. and worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel bans, self-imposing quarantine periods and social distancing, have caused material disruption to businesses in the U.S. and globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown currently, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Effects on the Company’s business to date have included increased construction costs due to shortages of raw materials, a slowdown in the production and delivery of mechanical and other components needed in the construction or maintenance of the Company’s facilities, and labor shortages.

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Challenging global economic conditions may negatively impact the Company’s business, financial condition or results of operations in the future.

Future disruptions and volatility in global financial markets and declining consumer and business confidence could lead to decreased levels of consumer spending. The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is in its early stages and may experience unforeseen operating difficulties inherent in an early-stage business, which could negatively impact the Company’s business, financial condition or results of operations.

The Company is in its early stages. Unanticipated expenses and problems or technical difficulties may occur which may result in material delays in the operation of the Company’s business. The Company may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Company fails to do so, it could materially harm the Company’s business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to such an extent that investors may lose their entire investment.

The Company expects to continue to commit significant resources and capital to develop and enter new geographic markets, market existing products and develop new products and services. The Company cannot assure that it will achieve market acceptance in new geographic areas or for its products and services that the Company may offer in the future. Moreover, the Company may face significant competition with offerings by new and existing competitors in the business. In addition, expansion into new markets and the development of new products and services may pose a variety of challenges and require the Company to attract additional qualified employees. The failure to successfully enter new markets, develop and market new products and services, or attract such employees could seriously harm the Company’s business, financial condition or results of operations.

The Company is dependent upon promoting and maintaining strong brand identities and may have to incur significant expenses to maintain its brand identities, which could negatively affect its business, financial condition or results of operations.

The Company believes that establishing and maintaining the brand identities of products is a critical aspect of attracting and expanding a large customer base. Promotion and enhancement of brands will depend largely on the Company’s success in providing high quality products. If customers and patients do not perceive the Company’s products to be of high quality, or if the Company introduces new products or enters into new business ventures that are not favorably received by customers and patients, the Company will risk diluting brand identities and decreasing their attractiveness to existing and potential customers. Moreover, in order to attract and retain customers and to promote and maintain brand equity in response to competitive pressures, the Company may have to substantially increase its financial commitment to creating and maintaining a distinct brand loyalty among customers. If the Company incurs significant expenses in an attempt to promote and maintain its brands, such efforts could have a material adverse effect on the business, financial condition or results of operations of the Company.

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The Company may be a party to material litigation that requires outsized expenses or results in negative outcomes that could affect the Company’s business, financial condition or results of operations.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be concluded in a way which is adverse to the Company, such a decision could adversely affect the Company’s ability to continue operating and could use significant resources. Even if the Company is involved in litigation and receives a successful outcome, litigation can redirect significant resources of the Company. See “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

The Company relies on the expertise of its management team and other employees experienced in the cannabis industry, and therefore the loss of key personnel could negatively affect its business, financial condition or results of operations.

The Company’s future success largely depends upon the continued services of its executive officers and management team members. If one or more of the Company’s executive officers or management members is unable or unwilling to continue in her or his present position, the Company may not be able to replace such individual readily, if at all. Additionally, the Company may incur additional expenses to recruit and retain new executive officers and management members. The Company does not maintain “key person” life insurance on any of its executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect its business, financial condition or results of operations.

The Company is a borrower under secured debt facilities, and the Company may be unable to repay such indebtedness. Further, such facilities contain covenants that may restrict the Company’s business or be difficult or costly to comply with. If the Company is unable to pay its debts, it would have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company has outstanding secured indebtedness and is subject to risks typically associated with secured debt financing. The Company’s cash flows could be insufficient to satisfy its required payments of principal and interest. The Company’s ability to make scheduled payments of principal and interest on its indebtedness depends on its future cash flow, which is subject to the financial performance of the Company’s business, prevailing economic conditions, prevailing interest rate levels and other financial, competitive and operational factors, many of which are beyond the Company’s control.

The covenants of its indebtedness may limit the Company’s ability to engage in activities that may be in the Company’s long-term best interest. In addition, the terms and conditions of the indebtedness include financial, operational and reporting covenants, and compliance with these covenants may increase the Company’s legal and financial costs, make certain activities more difficult or restricted, and may be time-consuming or costly and increase demand on the Company’s systems and resources. The Company’s failure to comply with any such covenants could result in an event of default, which could result in the acceleration of repayment of the Company’s debt or realization of the security granted. See - “Item 4.A - History and Development of the Company - Credit Facility”.

The Company may incur additional debt. As funds are borrowed, debt service increases the expense of operating the Company. In addition, lenders may require restrictions on future borrowing, distributions and operating policies. The Company’s ability to meet its debt obligations will depend upon the Company’s future performance and will be subject to financial, business and other factors affecting the Company’s business and operations, including general economic conditions. There are no assurances that the Company will be able to meet its debt obligations.

The Company is exposed to various operational risks, any of which may be uninsured or underinsured, and could have a material adverse effect on the business, financial condition or results of operations.

The Company may be affected by a number of operational risks and may not be adequately insured for certain risks, including labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures; changes in the regulatory environment; impact of non-compliance with laws and regulations; and outbreak of a global pandemic (including COVID-19). Such risks can cause interruption of operations, shortage of staff, disruption of supply chain, and market volatility; and natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, dispensary facilities and production facilities, or cause personal injury or death, environmental damage or have an adverse impact on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.

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The Company will continuously monitor its operations for quality control and safety. However, there are no assurances that the Company’s safety procedures will always prevent such damages and the Company may be affected by liability or sustain losses in respect of risks and hazards. Although the Company will maintain insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover its liabilities. The Company may elect not to insure against certain risks due to cost of or ease of procuring such insurance. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits then maintained by the Company, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on the business, financial condition or results of operations of the Company.

Past performance is not necessarily indicative of future results; if the actual operations of the Company differ materially from management’s expectations, it could have a material adverse effect on the business, financial condition or results of operations of the Company.

The operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company, its subsidiaries, or the Company’s affiliates will be achieved by the Company, and the Company’s performance may be materially different. See “Cautionary Note Regarding Forward-Looking Statements.”

The Company’s asset portfolio is not highly diversified; if its cannabis assets underperform, the Company’s business, financial condition or results of operations would be negatively impacted.

The Company’s assets are associated with the medical and adult-use cannabis industry. While the Company may purchase other assets and make other loans and investments not limited to the cannabis industry, the Company intends to maintain and acquire assets related to the cannabis industry. Thus, the Company has limited diversity as to asset type. Additionally, the assets held by the Company may be geographically concentrated from time to time. This lack of diversification could increase the risk associated with the revenue stream the Company expects to receive from the assets and, as a result, could have a material adverse effect on the business, financial condition or results of operations of the Company.

Risks Related to Our Business and Operations - Organizational Structure and Acquisition-Based Strategy

The Company depends on the performance of its subsidiaries and affiliates and therefore any material declines with these entities will adversely affect its business, financial condition or results of operations.

The Company is dependent on the operations, assets and financial health of its subsidiaries and affiliates. Accordingly, any decline in the financial performance of any subsidiary or affiliate will adversely affect the Company’s investment in such subsidiary or affiliate and its ability to realize a return on such investment.

The Company engages in acquisitions, dispositions and other strategic transactions, which present numerous risks; the Company may encounter unforeseen obstacles related to these transactions that would negatively impact its business, financial condition or results of operations.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company becoming more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions not being realized fully or at all, or taking longer to realize than expected; (v) an increase in the scope and complexity of the Company’s operations; and (vi) a loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional equity interests in connection with such transactions, which issuances would dilute a shareholder’s holdings in the Company.

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The Company’s acquisitions are subject to varying degrees of approval which include in some, but not all cases, among other things (i) approval of the Company’s shareholders; (ii) approval of the transfer of the cannabis-related licenses by local and state authorities in many of the markets where the Company’s assets and licenses will be held, or approval of the transfer of ownership by the person or entity holding such cannabis-related licenses; and (iii) other regulatory approvals. The Company is unable to predict when all required approvals or authorizations will be obtained, if at all.

After acquisitions are approved, the presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company may be unable to identify and acquire assets or integrate acquired assets that it deems necessary to achieve its desired growth, which would negatively impact its business, financial condition or results of operations.

The ability to achieve desired growth will depend in part on the Company’s ability to identify, evaluate, successfully negotiate and consummate investment opportunities with target companies. Achieving this objective in a cost-effective manner will be a product of the Company’s sourcing capabilities, the management of the investment process, the ability to provide capital on terms that are attractive to target companies and the Company’s access to financing on acceptable terms. Failure to effectively integrate acquired assets and manage future growth and successfully negotiate suitable investments could have a material adverse effect on the business, financial condition or results of operations of the Company.

Some of the companies in which the Company invests or may invest have limited operations or revenues; these businesses may underperform the Company’s targets and thus negatively impact its business, financial condition or results of operations.

The Company may make investments in companies with no significant sources of operating cash flow and no revenue from operations. The Company’s investments in such companies will be subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Company’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or that these companies will generate no revenue at all, which could have a material adverse effect on the business, financial condition or results of operations of the Company.

The uncertain and fragmented nature of the medical and adult-use cannabis industry often results in an unconventional due diligence process and acquisition terms that could result in unknown and materially detrimental consequences to the Company.

The uncertainty inherent in various aspects of the medical and adult-use cannabis industry can result in what otherwise would be inadequate investment due diligence information and uncertain legal consequences relative to a target investment. The reluctance of banks and other financial institutions to facilitate financial transactions in the medical and adult-use cannabis industry can result in inadequate and unverifiable financial information about target investments, as well as cash management practices that are vulnerable to theft and/or fraud. The lack of established, traditional sources of financing for industry participants can result in unusual and uncertain arrangements affecting the ownership and obligations of a target investment. The reluctance of some professionals and advisors to represent cannabis industry participants in financings and other business transactions can result in the lack of documentation setting forth the terms of the transactions, inadequately documented transactions, and transactions that in whole or in part are illegal under applicable state law, among other detrimental consequences. The Company will have invested in, and may in the future invest in, businesses and companies that are or may become party to legal proceedings, may have inadequate financial and other due diligence information, may employ vulnerable cash management practices, lack written or adequate legal documents governing significant transactions and otherwise have known or unknown conditions that could be detrimental to its business and assets, which in turn could have a material adverse effect on the business, financial condition or results of operations of the Company. See “Risks Related to our Business and Operations - Our Industry”.

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The Company’s assets may be purchased with limited representations and warranties from the sellers of those assets; these limited representations and warranties could result in a lack of legal remedies for unknown and materially detrimental problems with the assets, which in turn would negatively impact its business, financial condition or results of operations.

The Company may acquire assets, after conducting its due diligence, with only limited representations and warranties from the seller regarding the quality of the assets and the likelihood of payment. As a result, if defects in the assets or the payment of amounts owing on the assets are discovered, the Company may not be able to pursue a claim for damages against the former owners. The extent of damages that the Company may incur as a result of such matters cannot be predicted, but potentially could have a significant adverse effect on the value of the Company’s assets and revenue streams. Further, some of the Company’s assets consist of obligations of cannabis operations, and the Company’s remedies against such obligors may be limited if deemed unenforceable under federal laws or for other reasons.

Risks Related to our Business and Operations - Our Industry

If the Company is unable to maintain its competitive advantages against current and potential market participants, the Company’s business, financial condition or results of operations may be adversely impacted.

A number of other companies engage in, and may in the future engage in, businesses similar to the business of the Company, operate businesses in competition with the Company and purchase assets or make investments that the Company will also seek to purchase or make. This competition may increase the price the Company must pay for assets or make it more difficult for the Company to operate at a profit and to purchase additional assets. The inability to operate at a profit and acquire assets on terms favorable to the Company may adversely impact the revenue stream that the Company anticipates.

Large conglomerates and companies who also recognize the potential for financial success through investment in the cannabis industry could strategically purchase or assume control of larger dispensaries and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. While the trend in most state laws and regulations seemingly deters this type of takeover, the industry remains nascent and the future regulatory landscape remains largely unknown, which in itself is a risk.

The Company also faces competition from the illicit market and illegal dispensaries that are unlicensed and unregulated and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that the Company may be prohibited from offering to individuals due to certain U.S. state laws. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed production and sale of cannabis and cannabis products could result in the perpetuation of the illicit market for cannabis or have a material adverse effect on the perception of cannabis use. Any or all these events could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company relies on third-party suppliers, manufacturers and contractors and any significant interruption or negative change in the availability or economics of these relationships could have a material adverse effect on the business, financial condition or results of operations of the Company.

The cultivation, extraction, production, sale and distribution of cannabis and cannabis products is dependent on a number of key inputs from third party suppliers and their related costs including raw materials, electricity, water and other local utilities. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier were to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all.

The Company also relies on relationships with numerous other business partners and third party service providers located in the U.S. Unless and until the federal legal landscape with respect to medical or adult-use cannabis changes (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that business partners and third party service providers may be required to suspend or withdraw services and business relationships to avoid prosecution by U.S. federal authorities under U.S. federal laws. Any inability to secure required supplies and services or to do so on appropriate terms could have a material adverse effect on the business, financial condition or results of operations of the Company.

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A drop in the wholesale and/or retail price of cannabis products would negatively impact the Company’s business, financial condition or results of operations.

The demand for the Company’s products depends in part on the price of commercially-grown cannabis. Fluctuations in economic and market conditions that impact the prices of commercially-grown cannabis, such as increases in the supply of such cannabis and the decrease in the price of products using commercially-grown cannabis, could cause the demand for cannabis products to decline, which would have a negative impact on its business, financial condition or results of operations.

Synthetic products may compete with cannabis and cannabis products.

The pharmaceutical industry may attempt to compete with or dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of the businesses and investment targets and could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company may be subject to product liability claims which could adversely affect the business, financial condition or results of operations of the Company.

The Company manufactures, processes and distributes products designed to be ingested by humans, and therefore faces an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Although the Company has quality control procedures in place, the Company may be subject to various product liability claims, including, among others, that the products produced by the Company, or the products that will be purchased by the Company from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the reputation of the Company, and could have a material adverse effect on the business, financial condition or results of operations of the Company. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

The Company’s products may be recalled, which could damage its brand identity and adversely affect the business, financial condition or results of operations of the Company.

Despite the Company’s quality control procedures, cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company, or any of the products that will be purchased by the Company from a third party licensed producer, are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall, and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. A recall for any of the foregoing reasons could lead to a deterioration in the Company’s brand identity, decreased demand for products produced by the Company or purchased from a third-party producer and could have a material adverse effect on the business, financial condition or results of operations of the Company.

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The Company faces physical security risks; any security event could lead to losses that would negatively affect the business, financial condition or results of operations. If a security breach resulted in substantial cannabis diversion the Company could become a target for federal cannabis enforcement.

The business premises of the Company’s operating locations may be targets for theft. While the Company has implemented security measures at each location and continue to monitor and improve their security measures, their cultivation, production and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and a subsidiary or affiliate fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and production equipment could have a material adverse effect on the business, financial condition or results of operations of the Company. Furthermore, if such losses resulted in cannabis diversion, especially diversion to minors or across state lines, the Company could become a target for federal enforcement action, which could lead to criminal or civil sanctions that would materially impact the Company’s business, financial condition or results of operations.

There is a risk of fraudulent or illegal activity by Company employees, contractors and consultants; such acts could negatively affect the business, financial condition or results of operations.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and curtailment of the operations of the Company, any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.

The cannabis industry is subject to the risks inherent in an agricultural business, including environmental factors and the risk of crop failure; such risks could negatively impact the Company’s business, financial condition or results of operations.

The growing of cannabis is an agricultural process. As such, the Company is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, climate-change, water scarcity, fires, insects, plant diseases and similar agricultural risks. Although some cannabis production is indoors under climate controlled conditions, cannabis continues to be grown outdoors and in partially open greenhouses, and there can be no assurance that environmental factors will not entirely interrupt production activities or have an adverse effect on the production of cannabis and, accordingly, the operations of the Company. These factors could have an adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to environmental risks and regulations, and future changes in environmental regulation could have a material adverse effect on the business, financial condition or results of operations.

The operations of the Company are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material adverse effect on the business, financial condition or results of operations of the Company.

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Risks Related to our Business and Operations - United States Cannabis Regulatory Regime

Cannabis, other than hemp, remains illegal under federal law, and therefore any change in federal enforcement could have material adverse impact on the business, financial condition or results of operations of the Company.

All but three U.S. states have legalized, to some extent, cannabis for medical purposes. Thirty-seven states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for specified medical purposes. Eighteen of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non-medical purposes (sometimes referred to as adult-use or recreational use). Ten additional states have legalized low-tetrahydrocannabinol (“THC”)/high-cannabidiol (“CBD”) extracts for select medical conditions.

Under U.S. federal law, however, those activities are illegal. Cannabis, other than hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the Controlled Substances Act (“CSA”) which means it is viewed by the U.S. federal government as a drug that has a high potential for abuse and no therapeutic value. Therefore, even in states or territories that have legalized cannabis to some extent, the cultivation, possession and sale of cannabis violates the CSA and is punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law. Violating the CSA is also a predicate for other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law. For over six years, however, the U.S. government has not enforced those laws against companies (and their vendors) complying with state cannabis law.

The likelihood of any future adverse enforcement against companies complying with state cannabis laws remains uncertain. In 2018, then-U.S. Attorney General Jefferson Sessions issued a memorandum (known as the “Sessions Memo”) rescinding the U.S. Department of Justice’s (“DOJ”) previous guidance (known as the “Cole Memo”) that had given federal prosecutors discretion not to enforce federal law in states that legalized cannabis, as long as the state’s legal regime adequately addressed specified federal priorities. The Sessions Memo, which remains in effect, states that each U.S. Attorney’s Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute state-legal cannabis activities. Since the Sessions Memo was issued over three years ago, however, U.S. Attorneys have not targeted state law compliant entities. The policy of not prosecuting companies complying with state cannabis laws is likely to continue under current U.S. Attorney General Merrick Garland. At his confirmation hearing, Attorney General Garland stated that he did not see enforcement of Federal Cannabis Law as a high priority use of resources for the DOJ:

This is a question of the prioritization of our resources and prosecutorial discretion. It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. I don’t think that’s a useful use. I do think we need to be sure there are no end-runs around the state laws that criminal enterprises are doing. So that kind of enforcement should be continued. But I don’t think it’s a good use of our resources, where states have already authorized. That only confuses people, obviously, within the state.

Additionally, since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the U.S. Drug Enforcement Administration (“DEA”), from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In United States vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the spending bill provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision was previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law.

While the omnibus spending bill affords some protection to medical cannabis businesses, the Company also operates adult-use cannabis businesses that are permissible under state and local laws. Consequently, some of the Company’s operations may be outside any protections extended to medical-use cannabis under the spending bill provision. This could subject the Company to greater and/or different federal legal and other risks as compared to businesses where cannabis is sold exclusively for medical use, which, in turn, could materially and adversely affect the Company’s business. Furthermore, any change in the federal government’s enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where the Company operates, would lead to an inability to execute its business plan, likely resulting in significant losses with respect to the Company’s customer base and adversely affecting its business, financial condition or results of operations.

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In addition to criminal liability for producing, manufacturing, distributing and selling cannabis, other subsections of the CSA criminalize related activities with expanded sentences and increased penalties for corporations. For example, entities or persons who manage or control a property and knowingly make that property available for the purposes of manufacturing, distributing or using any controlled substances can be found liable under section 856(a) of the CSA (“maintaining a drug involved premise”). The Company owns properties on which prohibited activities occur. Therefore, a federal prosecutor could prosecute the Company as an owner of “drug-involved premises” and the Company could be found to violate federal law by virtue of these assets.

Additionally, the Company intends to invest in businesses that are directly or indirectly engaged in the medical and adult-use cannabis industry in the U.S. where state and local law permits such activities.

The Company’s anticipated funding of the activities of businesses engaged in the medical and adult-use cannabis industry, whether through loans or through other forms of investment, is illegal under applicable U.S. federal laws. Any criminal charges brought against the Company could result in the inability to execute its business plan and could further result in significant fines, penalties and losses with respect to transactions with cannabis industry participants in the United States, which would adversely affect the Company’s business, financial condition or results of operations.

THE CONSEQUENCES OF SUCH GOVERNMENTAL ENFORCEMENT WOULD LIKELY BE MATERIALLY DETRIMENTAL TO THE COMPANY, THE COMPANY’S BUSINESS AND THE HOLDERS OF THE COMPANY SHARES AND COULD RESULT IN THE FORFEITURE OR SEIZURE OF ALL OR SUBSTANTIALLY ALL OF THE COMPANY’S ASSETS.

The Company’s business is subject to a variety of laws regarding financial transactions related to cannabis, which could subject it to legal claims or otherwise adversely affect its business, financial condition or results of operations.

The Company is subject to a variety of laws and regulations that prohibit money laundering, including the Money Laundering Control Act (U.S. Code Title 18 Sections 1956 and 1957), as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the U.S. or any other jurisdiction in which we have business operations. Financial institutions in the U.S. that the Company relies on are subject to the Bank Secrecy Act, as amended by Title III of the USA Patriot Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture.

In 2014, the DOJ directed federal prosecutors to exercise restraint in prosecuting money laundering violations arising in the state legal cannabis programs and to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals based upon cannabis-related activity. In the same year, the Treasury Department issued guidance that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions’ obligations under the Bank Secrecy Act. Then Attorney General Sessions’ rescission of the DOJ’s guidance on the state cannabis programs in early 2018 increased uncertainty and heighted the risk that federal law enforcement authorities could seek to pursue money laundering charges against entities or individuals, engaged in supporting the cannabis industry. On January 31, 2018, the Treasury Department issued additional guidance that the 2014 guidance would remain in place until further notice, despite the rescission of the DOJ’s earlier guidance memoranda.

If any of the Company’s business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, it could be subject to criminal liability and significant penalties and fines. Any violations of these laws, or allegations of such violations could disrupt the Company’s operations and involve significant management distraction and expenses. As a result, money laundering charges could materially affect the Company’s business, financial condition or results of operations. Additionally, proceeds from the Company’s business activities could be subject to seizure or forfeiture if they are found to be illegal proceeds of a crime transmitted in violation of anti-money laundering laws, which could have a material adverse effect on its business, financial condition or results of operations.

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THE CONSEQUENCES OF SUCH GOVERNMENTAL ENFORCEMENT WOULD LIKELY BE MATERIALLY DETRIMENTAL TO THE COMPANY, THE COMPANY’S BUSINESS AND THE HOLDERS OF THE COMPANY SHARES AND COULD RESULT IN THE FORFEITURE OR SEIZURE OF ALL OR SUBSTANTIALLY ALL OF THE COMPANY’S ASSETS.

There is a substantial risk of regulatory or political change to state laws permitting cannabis activities; such changes could have material adverse impact on the business, financial condition or results of operations of the Company.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry, while encouraging, is not assured and any number of factors could slow or halt further progress in this area. The political environment surrounding the cannabis industry in the United States in general can be volatile and the regulatory framework remains in flux. While there may be ample public support for legislative action permitting the production and use of cannabis, numerous factors impact and can delay the legislative and regulatory processes. If pro-cannabis regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be limited or reduced.

Additionally, recent state legislation throughout the U.S. has prioritized minority and diversity participation in the cannabis industry, even going so far as to provide licensing preferences to minority owners, individuals with specified criminal convictions, and individuals from economically depressed or disadvantaged areas. As new medical and adult-use legislation is passed, multi-state operators such as the Company may be prevented or discouraged from obtaining new licenses or from participating in new markets. Such a result could adversely impact the Company’s ability to maintain market share or obtain a positive return on investment in existing markets.

Further, there is no guarantee that, at some future date, voters or the applicable legislative bodies will not repeal, overturn or limit any such legislation legalizing the cultivation, manufacture, sale, distribution and/or consumption of medical or adult-use cannabis. It is also important to note that local and city ordinances may strictly limit or restrict the distribution of cannabis in a manner that may make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry generally and the Company specifically. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm the Company’s business, financial condition or results of operations.

There is a risk of high bonding and insurance costs which could materially impact the Company’s business, financial condition or results of operations.

There is risk that some or all state regulatory agencies will require entities and individuals engaged in aspects of the business or industry of legal cannabis to post a bond when applying for a cannabis-related license or renewal as a guarantee of payment of sales and franchise tax. It remains an unknown cost that could have a negative impact on the ultimate success of the Company or the Company’s participation in the business opportunities ultimately selected.

Unknown additional regulatory fees and taxes may be assessed in the future, which could materially impact the Company’s business, financial condition or results of operations.

Various localities have imposed (or may in the future impose) fees to fund, among other things, schools, road improvements and low-income and moderate-income housing. Additionally, multiple states in the United States are considering or may be considering special taxes or fees on businesses in the cannabis industry. The imposition of such additional taxes or fees could adversely affect the Company’s operating results and expected returns on future investments or business opportunities.

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Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures that could cause materially detrimental consequences to the Company.

The Company realizes, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state to state, including realizing the economic benefit of cannabis licenses through Management Services Agreements, Consulting Agreements, and Licensing Agreements (any such arrangement, as used herein, a “Management Agreement”), often with unaffiliated third parties. Management Agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that the Company determines warrant such arrangements.

The foregoing structures present various risks to the Company, including but not limited to the following risks, each of which could have a material adverse effect on the business, financial condition or results of operations of the Company:

●	A governmental body or regulatory entity may determine that these Management Agreement structures are in violation of a legal or regulatory requirement or change the legal or regulatory requirements such that the contractual structure violates such requirements. The Company cannot provide assurance that a license application submitted by a third party will be accepted, especially if the management and operation of the license is dependent on a Management Agreement structure.

●	There could be a material and adverse impact on the revenue stream the Company intends to receive from or on account of cannabis licenses (as the Company will not be the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement). If a Management Agreement is terminated, the Company will no longer receive any economic benefit from the applicable dispensary or production license.

●	These structures could potentially result in the funds invested by the Company being used for unintended purposes, such as to fund litigation.

●	If a Management Agreement structure is in place, the Company will not be the license holder of the applicable state-issued cannabis license, and therefore, only has contractual rights with respect to any interest in any such license. If the license holder fails to adhere to its contractual agreement with the Company, or if the license holder makes, or fails to make, decisions in respect of the license that the Company disagrees with, the Company will only have contractual recourse and will not have recourse to any regulatory authority.

●	The license holder may renege on its obligation to pay fees and other compensation pursuant to a Management Agreement or violate other provisions of these agreements.

●	The license holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary or production license, thus jeopardizing the status and economic value of the license holder (and, by extension, the Company).

●	The license holder may attempt to terminate the Management Agreement in violation of its express terms.

In any or all of the above situations, it would be difficult and expensive for the Company to protect its rights through litigation, arbitration or similar proceedings.

The Company may be required to divest certain licenses, which would adversely impact its business, financial condition or results of operations.

Some states in which the Company operates, or expects to operate, limit or may in the future limit, the number of licenses that can be held by one entity within that state. The Company may hold more than the prescribed number of licenses in a state, and accordingly may be required to divest licenses in order to comply with applicable regulations. The divestiture of licenses may result in a material adverse effect on the business, financial condition or results of operations of the Company.

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The Company is dependent on its banking relations, and it may have difficulty accessing or consistently maintaining banking or other financial services due to the nature of its business, which could adversely impact its business, financial condition, or results of operations.

The Company’s connection to the cannabis industry may hamper its efforts to do business or establish collaborative relationships with others that may fear disruption or increased regulatory scrutiny of their own activities.

The Company is dependent on the banking industry. Its business operating functions, including payroll for employees, equipment and property leases, and the payment of other expenses, are reliant on traditional banking. The Company requires access to banking services to make and receive payments in a timely manner, and these could be jeopardized if the Company loses access to a bank account. Most federal and federally-insured state banks currently do not serve cannabis businesses on the stated ground that growing and selling cannabis is illegal under federal law, even though the Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”), issued guidelines to banks in February 2014 that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions’ obligations under the Bank Secrecy Act. When cannabis businesses are able to find a bank that will provide services, they face extensive customer due diligence in light of complex state regulatory requirements and guidance from FinCEN, and these reviews may be time-consuming and costly, potentially creating additional barriers to financial services for, and imposing additional compliance requirements on, the Company. While the federal government has generally not initiated financial crime prosecutions against state-law compliant cannabis companies or their vendors, the government theoretically could initiate such prosecutions, at least against companies in the adult-use markets. The continued uncertainty surrounding financial transactions related to cannabis activities and the subsequent risks this uncertainty presents to financial institutions may result in their discontinuing services to the cannabis industry or limiting their ability to provide services to the cannabis industry or ancillary businesses providing services to the cannabis industry.

The Company, its officers, investors or other stakeholders may be required to disclose personal information to government or regulatory entities; failing to do so could put some licenses in jeopardy and negatively impact the Company’s business, financial conditions or results of operations.

The Company owns, manages, or provides services to various U.S. state-licensed cannabis operations. Acquiring even a minimal or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose officers’, investors’ and other stakeholders’ personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers and holders of more than a specified percentage of equity of the applicant. While some states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations apply to the Company, investors, officers and other stakeholders are required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

Investors in the Company and the Company’s directors, officers and employees may be subject to the risk of being barred from entry into the United States; if investors or personnel of the Company are barred from entering the United States, it could negatively impact its business, financial condition or results of operations.

Because cannabis remains illegal under U.S. federal law, those who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of Customs Border Patrol (“CBP”) officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. federal laws regarding controlled substances and, because cannabis continues to be a controlled substance under U.S. federal law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal, or in Canada, may affect admissibility to the United States. As a result, CBP has affirmed that employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

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Applicable state laws may prevent the Company from maximizing its potential income, including by restricting its sales and marketing activities; if the Company’s profits are constrained by such regulations, it could negatively impact its business, financial condition or results of operations.

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased prices for its products, the Company’s sales and operating results could be adversely affected.

Clinical research with respect to the Company’s products is ongoing, and negative findings could lead to rollbacks of state legalizations laws, which would negatively affect the Company’s business, financial condition or results of operations.

Research in the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Although the Company relies on the articles, reports and studies that support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the cannabis industry is highly dependent upon consumer perception, which can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could lead to rollbacks in state regulation or otherwise have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the business, financial condition or results of operations of the Company. There is no assurance that such adverse research studies or clinical trials will not arise.

Cannabis and industrial hemp may become subject to increased regulation by the FDA; if the Company is unable to comply with such regulations, it could have a material adverse effect on the business, financial condition or results of operations of the Company.

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government de-schedules cannabis or reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would regulate it under the Food, Drug and Cosmetics Act of 1938 (“FDCA”). The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of food, drugs and cosmetics sold in interstate commerce. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp sold outside of state-regulated cannabis businesses. The FDA has recently affirmed its authority to regulate CBD derived from both cannabis and industrial hemp, and its intention to develop a framework for regulating the production and sale of CBD derived from industrial hemp.

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Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis or industrial hemp. Clinical trials may be needed to verify the efficacy and safety of both cannabis products and industrial hemp products. It is also possible that the FDA would require facilities that grow medical-use cannabis to register with the FDA and comply with federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, it may have a material adverse effect on the business, financial condition or results of operations of the Company.

Inconsistent public opinion and perception of the medical and adult-use use cannabis industry may hinder market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). Inconsistent public opinion and perception of medical and adult-use cannabis may hinder growth and state adoption, which could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of adult-use cannabis in general, or the Company’s products specifically, or associating the consumption of adult-use cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

The Company may be unable to enforce its contracts, which could negatively impact its business, financial condition or results of operations.

Because cannabis is illegal at a federal level, judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that the Company will be able to legally enforce its agreements, including agreements that are material to the Company.

The Company may not be able to enforce any liens it may be granted on the inventory or licenses of third parties that secure its right to payment or other contractual rights.

In general, the laws of the various states that have legalized the sale and cultivation of cannabis do not expressly or impliedly allow for the pledge of inventory containing cannabis as collateral for the benefit of third parties, such as the Company, that do not possess the requisite licenses and entitlements to cultivate, sell or possess cannabis pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for transfer of the licenses and entitlements to sell or produce cannabis to third parties that have not been granted such licenses and entitlements by the applicable state agency. The inability of the Company to enforce liens on the inventory and licenses of third parties that secure its payment and other contractual rights increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material adverse effect on the business, financial condition or results of operations of the Company.

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The Company lacks access to U.S. bankruptcy protections, which could negatively impact its business, financial condition or results of operations.

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect on any restructuring transaction.

Additionally, there is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company’s subsidiaries and investments. A bankruptcy or other similar event related to an entity in which the Company holds an interest that precludes such entity from performing its obligations under an agreement may have a material adverse effect on the business, financial condition or results of operations of the Company. Further, should an entity in which the Company holds an interest have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the business, financial condition or results of operations of the Company.

Lastly, some state cannabis laws preclude entities which become insolvent from holding medical or adult-use cannabis licenses. Any insolvency proceedings by the Company could therefore put the operations of its subsidiaries or affiliates at risk, which would have a negative impact on the business, financial condition or results of operations of the Company.

The Company may be subject to heightened scrutiny by Canadian authorities, which could negatively affect its business, financial condition or results of operations.

The business, operations and investments of the Company in the U.S., and any future businesses, operations and investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with Canadian public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of restrictions on the Company’s ability to invest or hold interests in other entities in the U.S. or any other jurisdiction.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

The Canadian Depository for Securities Ltd. (“CDS”) is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Securities Administrators and the TMX Group, which is the owner and operator of CDS, CDS announced the signing of a Memorandum of Understanding (the “TSX MOU”) with Aequitas NEO Exchange Inc., the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. The TSX MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the TSX MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the U.S.

Even though the TSX MOU indicated that there are no plans of banning the settlement of securities of cannabis issuers through the CDS, there can be no guarantee that the settlement of such securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and shareholders would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

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Risks Related to our Business and Operations - Information Technology, Cybersecurity and Intellectual Property

There is limited trademark protection for cannabis products; if the Company is unable to protect its trademarks, it could negatively affect its business, financial condition or results of operations.

The Company may not be able to register U.S. federal trademarks for cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the geographic areas in which it conducts business. The use of their trademarks outside the states in which the Company operates by one or more other persons could have a material adverse effect on the value of such trademarks.

The Company is subject to risks related to its information technology systems, including cyber-security risks; Successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all which would negatively impact the Company’s business, financial condition or results of operations.

The Company’s use of technology is critical to its continued operations. The Company is susceptible to operational, financial and information security risks resulting from cyber-attacks or technological malfunctions. Successful cyber-attacks or technological malfunctions affecting the Company or its respective service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or confidential information and reputational risk. As cybersecurity threats continue to evolve, the Company may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities, which could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company is reliant on its intellectual property; failure by the Company to protect its intellectual property could negatively affect its business, financial condition or results of operations.

The Company’s success will depend in part on its ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis. The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of acquired businesses. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in the U.S. due to federal illegality or in foreign countries and may be unenforceable under the laws of some jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and processes, as well as over the Company’s unregistered intellectual property, including its policies, procedures and training manuals, could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company licenses intellectual property; failure by the Company to retain such licenses could negatively affect its business, financial condition or results of operations.

The Company holds exclusive licenses to intellectual property. These licenses include provisions whereby the licensor of the intellectual property may unilaterally terminate the license. If a licensor were to terminate the license, the Company would no longer have the right to use any of the licensed intellectual property or produce or sell any of the licensed products thereunder. Failure to maintain these licenses could have a material adverse effect on the business, financial condition or results of operations of the Company. See “Item 10.C - Material Contracts”.

The Company’s trade secrets may be difficult to protect; failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position and its business, financial condition or results of operations.

The Company’s success depends upon the skills, knowledge, and experience of its scientific and technical personnel, its consultants and advisors, as well as its licensees and contractors. Because the Company operates in a highly competitive industry, the Company relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company enters into business protection, confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties confidential information developed by the receiving party or made known to the receiving party by it during the course of the receiving party’s relationship with it. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to it will be its exclusive property, and the Company enters into assignment agreements to perfect its rights.

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These confidentiality, inventions, assignment and business protection agreements may be breached and may not effectively assign intellectual property rights to the Company. The Company’s trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by its competitors. The enforcement of a claim alleging that a party illegally obtained and was using its trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.

The Company may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Company, could subject the Company to significant liabilities and other costs, negatively impacting its business, financial condition or results of operations.

The Company’s success will depend in part on its ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing intellectual property to the Company do not have adequate rights in the licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceeding to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties or pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

Risks Related to our Securities

The Company benefits from its status as a Foreign Private Issuer, and a change in its status as a Foreign Private Issuer could negatively impact its business, financial condition or results of operations.

The Company has been a “Foreign Private Issuer”, which means any non-U.S. company, other than a foreign government, except any issuer meeting the following conditions:

1.	more than 50% of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

2.	any one of the following:

	(a)	the majority of the executive officers or directors are U.S. citizens or residents, or

	(b)	more than 50% of the assets of the issuer are located in the United States, or

	(c)	the business of the issuer is administered principally in the United States.

For purposes of determining whether more than 50% of its outstanding voting securities are held “of record” by U.S. residents, the Company must “look through” the record ownership of brokers, dealers, banks or nominees holding securities for the accounts of their customers, and also consider any beneficial ownership reports or other information available to the Company. It must conduct this “look through” in three jurisdictions: the United States; the Company’s home jurisdiction; and the primary trading market for the Company’s voting securities, if different from the Company’s home jurisdiction. Additionally, if the Company is not able to obtain information about the record holders’ accounts after reasonable inquiry, the Company may rely on the presumption that such accounts are held in the broker’s, dealer’s, bank’s, or nominee’s principal place of business.

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In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Proportionate Voting Share is counted as one voting security and each issued and outstanding Subordinate Voting Share is counted as one voting security for the purposes of determining the 50% U.S. resident threshold. Accordingly, the Company has qualified as a Foreign Private Issuer. However, should the SEC’s guidance and interpretation change, the Company may lose its Foreign Private Issuer status. Additionally, the Company anticipates that it may no longer qualify as a Foreign Private Issuer beginning on the final day of its second fiscal quarter during the year ended December 31, 2022 (the “FPI Determination Date”). If the Company no longer qualifies as a Foreign Private Issuer as of the FPI Determination Date, the Company may continue to utilize relaxed reporting and governance obligations available to Foreign Private Issuers until December 31, 2022, but will be deemed a “foreign issuer” beginning January 1, 2023. As a foreign issuer, the Company would be required to comply with U.S. domestic filing and registration obligations with the SEC, which carry significant additional capital and human resources.

The elimination of monetary liability against the Company’s directors, officers, and employees under British Columbia law and the existence of indemnification rights for the Company’s obligations to its directors, officers and employees may result in substantial expenditures by it and may discourage the Company from bringing lawsuits against its directors, officers, and employees, which could negatively impact its business, financial condition or results of operations.

The Company’s articles contain a provision permitting it to eliminate the personal liability of its directors to the Company and its shareholders for damages incurred by a director or officer to the extent provided for under British Columbia law. The Company may also have contractual indemnification obligations under employment agreements with its officers or agreements entered into with its directors. These indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and the resulting costs may also discourage it from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by shareholders against the Company’s directors and officers even though such actions, if successful, might otherwise benefit it and its shareholders.

The Company’s capital structure may negatively impact the trading price of the Subordinate Voting Shares, which could affect the Company’s business, financial condition or results of operations.

Although other Canadian-based companies have dual class or multiple voting share structures, the capital structure of the Company could result in a lower trading price for or greater fluctuations in the trading price of the Subordinate Voting Shares and may result in adverse publicity to the Company or other adverse consequences.

Planned issuances of additional Subordinate Voting Shares and Proportionate Voting Shares will result in dilution to the Company’s investors.

The Company plans to issue additional securities in the future in connection with its planned acquisitions, offerings and financing transactions (including through the sale of securities convertible into or exchangeable or exercisable for Subordinate Voting Shares), which will dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Subordinate Voting Shares and Proportionate Voting Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The board of directors of the Company (the “Board”) has discretion to determine the price and the terms of further issuances. The Company cannot predict the effect that future issuances and sales of its securities will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional securities of the Company, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of the Company’s securities, investors will suffer dilution to their voting power and the Company may experience dilution in its revenue per share.

Issuances and sales of substantial amounts of Subordinate Voting Shares may have an adverse effect on the market price of the Subordinate Voting Shares.

Issuances and sales of substantial amounts of Subordinate Voting Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. A decline in the market prices of the Subordinate Voting Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

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Upon issuance, transfer restrictions are placed on a substantial number of Subordinate Voting Shares and Proportionate Voting Shares that expire periodically in increments. When transfer restrictions expire, the holders of the unrestricted Subordinate Voting Shares may seek to sell the shares in the public markets, and the increase in the volume of available shares for sale may have an adverse effect on the market price of the Subordinate Voting Shares.

When issued, Subordinate Voting Shares and Proportionate Voting Shares may be subject to restrictions on transfer, which restrictions expire in increments. In anticipation of and following the periodic expiration of these transfer restrictions, the sales price of the Subordinate Voting Shares may experience a decline due to additional shares being available for sale on the public markets. The sale of a significant amount of Subordinate Voting Shares by existing shareholders or the perception by investors that such sales may occur could adversely affect the prevailing market price for the Subordinate Voting Shares.

The Subordinate Voting Shares are subject to price volatility.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond the Company’s control, including the following:

●	actual or anticipated fluctuations in the Company’s annual and quarterly results of operations;

●	recommendations by securities research analysts;

●	changes in the economic performance or market valuations of companies in the cannabis industry;

●	addition or departure of the Company’s executive officers and other key personnel;

●	release or expiration of transfer restrictions on outstanding Subordinate Voting Shares;

●	sales or perceived sales of additional Subordinate Voting Shares;

●	operating and financial performance that varies from the expectations of management, securities analysts and investors;

●	regulatory changes affecting the cannabis industry generally and the Company’s business and operations;

●	announcements of developments and other material events by the Company or its competitors;

●	fluctuations to the costs of vital production materials and services;

●	changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

●	dual class share structure of the Company;

●	public announcements by the Company; and

●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the cannabis industry or the Company’s target markets.

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Subordinate Voting Shares. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur.

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Shareholders have little or no rights to participate in the Company’s affairs.

With the exception of the limited rights of shareholders under applicable laws, the day-to-day decisions regarding the management of the Company’s affairs will be made exclusively by the Board and the Company’s officers. Shareholders will have little or no control over the Company’s future business and investment decisions, its business, and its affairs, including, without limitation, the selection and investment in dispensaries, cultivation operations and real estate. The Company may also retain other officers and agents to provide various services to the Company, over which the shareholders will have no control. There can be no assurance that the Board, officers or its other agents will effectively manage and direct the affairs of the Company.

The Company does not expect to pay dividends.

Holders of the Subordinate Voting Shares or Proportionate Voting Shares will not have a right to receive dividends on such shares unless declared by the Board. The Company has not paid dividends in the past, and it is not anticipated that the Company will pay any dividends in the foreseeable future. The declaration of dividends is at the discretion of the Board, even if the Company has sufficient funds, net of its liabilities, to pay dividends, and the declaration of any dividend will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board. Dividends paid by the Company would be subject to withholding taxes as further summarized under the heading “Risks Related to Taxation.”

The Company is to subject to significant costs and expenses as a result of being a public reporting company in Canada and the U.S. and a listed company on the Canadian Securities Exchange.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of Canadian Securities Administrators, the CSE and the SEC require reporting and listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than a non-reporting company otherwise would on communications and other activities involving shareholders, investors and analysts which are typically considered important for publicly traded companies.

Risks Related to Taxation

The Company is subject to Canadian and United States tax on its worldwide income.

The Company is deemed to be a resident of Canada for Canadian federal income tax purposes by virtue of being organized under the laws of a province of Canada. Accordingly, the Company is subject to Canadian taxation on its worldwide income, in accordance with the rules in the Income Tax Act (Canada) (the “Tax Act”) generally applicable to corporations residing in Canada.

Notwithstanding that the Company is deemed to be a resident of Canada for Canadian federal income tax purposes, the Company is treated as a United States corporation for United States federal income tax purposes, pursuant to Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to United States federal income tax on its worldwide income. As a result, the Company will be subject to taxation both in Canada and the United States, which could have a material adverse effect on the business, financial condition or results of operations of the Company. Accordingly, all prospective investors and shareholders of the Company should review the discussion under “Certain U.S. Federal Income Tax Consequences,” and consult with their own tax advisors in this regard.

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The application of Section 280E of the Code may substantially limit the Company’s ability to deduct certain expenses for United States tax purposes.

Pursuant to Section 280E of the Code, any business trafficking in certain controlled substances may not take certain deductions for U.S. federal income tax purposes. Cannabis is currently a controlled substance within the meaning of Schedule I of the CSA. As a result, the U.S. federal taxable income of the Company and its subsidiaries is likely to exceed its actual profits. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of Section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain. Accordingly, Section 280E of the Code may apply to the Company indefinitely.

Dividends, if ever paid, on the Subordinate Voting Shares or Proportionate Voting Shares are subject to Canadian and/or United States withholding tax.

It is currently not anticipated that the Company will pay any dividends on the Subordinate Voting Shares or Proportionate Voting Shares in the foreseeable future.

To the extent dividends are paid on the Subordinate Voting Shares, dividends received by Non-U.S. Holders who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada income tax treaty (“U.S.-Canada Treaty”). In addition, a Canadian foreign tax credit or a deduction in respect of such U.S. withholding taxes paid may not be available.

Dividends received by shareholders who are residents of the United States (“U.S. Holders”) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by Non-U.S. Holders who are not residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. Each shareholder should seek tax advice, based on such shareholder’s particular facts and circumstances, from an independent tax advisor.

The transfer of Subordinate Voting Shares may be subject to United States estate and generation-skipping transfer tax.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. estate and generation-skipping transfer tax rules generally may apply to a Non-U.S. Holder of the Subordinate Voting Shares. Each shareholder should seek tax advice, based on such shareholder’s particular facts and circumstances, from an independent tax advisor.

Changes in tax laws may affect the Company and its shareholders.

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or its shareholders.

On March 31, 2021, the current United States presidential administration (the “Administration”) proposed the “American Jobs Plan” to create domestic jobs, rebuild national infrastructure and increase American competitiveness. To fund its expected US$2 trillion cost, the Administration also proposed the “Made in America Tax Plan” in April 2021, which is intended to raise that amount or more over 15 years through several methods including higher income tax rates on corporations. If the Administration’s legislative tax proposals are enacted, among other changes, the Company’s federal corporate income tax rate would increase from 21% to 28%. Any increase in the Company’s federal corporate tax rate would require the Company to pay larger amounts in federal taxes, thus reducing the Company’s net revenue.

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ITEM 4: INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

The Company is a leading vertically-integrated multi-state cannabis operator in the United States. As an operator of licensed cannabis cultivation, processing and retail facilities, the Company’s goal is the ongoing development of communal wellness by providing responsible access to regulated cannabis products to discerning high-end customers. The Company is licensed to operate in 14 U.S. states, with active operations in 11 U.S. states, which includes 83 active dispensaries and ten production facilities comprising approximately 832,000 square feet (including a 26,000 square foot facility in Massachusetts nearing completion of construction) with a focus on tightly regulated, limited license markets. Upon the consummation of pending acquisitions and the completion of construction, the Company will have 85 active dispensaries and 11 production facilities comprised of approximately 842,000 square feet. The Company produces a suite of premium, artisanal cannabis products sold under its portfolio of consumer brands, including Encore™, Avexia™, MÜV™ and Verano™. The Company designs, builds and operates branded dispensary environments including Zen Leaf™ and MÜV™ that deliver a cannabis shopping experience in both medical and adult-use markets.

The Company is a reporting issuer under applicable securities legislation in the Canadian provinces of Alberta, British Columbia and Ontario and its Subordinate Voting Shares are listed on the CSE under the symbol “VRNO”. The Subordinate Voting Shares are also quoted for trading in the United States on the OTCQX marketplace operated by the OTC Market Group under the symbol “VRNOF”.

The head office of the Company is located at 415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654. The registered office of the Company is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8. The Company’s telephone number is (312) 265-0730. The Company’s Internet address is www.verano.com. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Registration Statement.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company also files its annual reports and other information with the securities regulatory authorities of Canada via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Verano LLC

Verano LLC was the start of the Company’s business operations. Verano LLC is a Delaware limited liability company that was co-founded by George Archos and Sam Dorf in September 2017. Verano LLC was formed as a Chicago, Illinois based holding company to consolidate cannabis operations initially in Illinois, including cultivation facilities and dispensaries.

Beginning in August 2018, Verano LLC began to acquire control, management, ownership, and other rights to medical and adult-use cannabis licenses across multiple U.S. states in which Verano LLC or Verano LLC’s co-founders held an existing ownership or management stake.

Starting in January 2019, Verano LLC implemented an expansion strategy whereby Verano LLC, either directly or through subsidiaries or affiliates, began acquiring control, management, sole or joint-ownership, and other rights to medical and adult-use cannabis businesses across multiple U.S. states.

Recent Developments

RTO

On December 14, 2020, Verano LLC, Majesta Minerals, Inc., an Alberta corporation (“Majesta Minerals”), 1276268 B.C. Ltd., a British Columbia corporation (“Verano FinCo”), 1277233 B.C. Ltd, a British Columbia corporation, and 1278655 B.C. Ltd., a British Columbia corporation, entered into an Arrangement Agreement (as amended January 26, 2021, the “Arrangement Agreement”), pursuant to which the Company would result from a reverse takeover transaction as a British Columbia public reporting company (the “RTO”).

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In accordance with the plan of arrangement forming part of the Arrangement Agreement (the “Plan of Arrangement”), Majesta Minerals completed a consolidation of its common shares on the basis of 100,000 issued and outstanding common shares on a post-consolidation basis. Further in accordance with the Plan of Arrangement, Majesta Minerals reorganized its capital by altering its notice of articles and articles to (i) attach special rights and restrictions to its common shares, (ii) change the identifying name of its common shares to “subordinate voting shares” and (iii) create a new class of proportionate voting shares. As part of the Plan of Arrangement, prior to the RTO Majesta Minerals also changed its name to “Verano Holdings Corp.”.

In connection with the RTO and Plan of Arrangement, the Company consummated a private placement conducted on a commercially reasonable best-efforts basis (the “Financing”), whereby 10,000,000 subscription receipts (the “Subscription Receipts”) were issued by Verano FinCo prior to the RTO in January 2021, at a price per Subscription Receipt of $10.00, for aggregate gross proceeds of $100,000,000. Pursuant to the Plan of Arrangement, the net proceeds of the Financing transferred to the Company, as the resulting corporation in the RTO.

The RTO was completed on February 11, 2021. Upon the consummation of the RTO, the Company’s authorized capital consisted of (i) an unlimited number of subordinate voting shares (the “Subordinate Voting Shares”), and (ii) an unlimited number of proportionate voting shares (the “Proportionate Voting Shares”). The shareholders of Verano FinCo received one Subordinate Voting Share for each share of Verano FinCo for a total of 10,000,000 Subordinate Voting Shares in the aggregate. The members of Verano LLC, and owners of some of its subsidiaries, through a series of transactions, exchanged their ownership interests in Verano LLC and such subsidiaries for an aggregate of 96,892,040 Subordinate Voting Shares and 1,172,382 Proportionate Voting Shares, resulting in Verano LLC becoming a wholly-owned subsidiary of the Company. In connection with the Financing, the Company issued 578,354 Subordinate Voting Shares to the offering agents as a broker fee. See “Item 10.A - Share Capital”.

The Subordinate Voting Shares were listed on the Canadian Securities Exchange and began trading on February 17, 2021 under the trading symbol “VRNO.”

The foregoing is merely a summary of the RTO and the Plan of Arrangement, and is qualified in its entirety by reference to the Arrangement Agreement and amendment thereto, which are filed hereto as Exhibits 4.1 and 4.2.

AME Merger Agreement

On November 6, 2020, Verano LLC entered into an agreement and plan of merger (as amended on December 14, 2020 and February 5, 2021, the “AME Merger Agreement”) with the AME Parties, pursuant to which the Company, as the assignee of all of Verano LLC’s rights and obligations thereunder, would acquire the AME Group via a series of merger transactions. The merger transactions were contingent upon, and were to close contemporaneously with, the RTO, resulting in the creation of the Company as a Canadian publicly-traded parent company of Verano LLC, AME LLC and their respective subsidiaries.

The RTO and the merger transactions with the AME Parties (collectively, the “Business Combination”), each closed on February 11, 2021. The members of the AME Parties, through a series of transactions, exchanged their membership interests in the AME Parties for an aggregate of 18,092,987 Subordinate Voting Shares and 470,984 Proportionate Voting Shares, plus cash consideration of $35 million, of which $20 million was paid at the closing of the mergers, $10 million was paid on August 11, 2021, and the $5 million balance is payable on February 11, 2022.

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The foregoing is merely a summary of the AME Merger Agreement and the transactions contemplated thereby, and is qualified in its entirety by reference to the AME Merger Agreement and amendments thereto, which are filed hereto as Exhibits 4.3, 4.4 and 4.5.

Acquisitions During 2021

The Company is an early-stage growth company and acquisitions of cannabis businesses and related licenses and assets is an important part of the Company’s growth strategy. In 2021, the Company and its subsidiaries entered into a number of strategic transactions, thereby expanding its footprint across the United States.

Glass City Alternatives, LLC

In January 2021, Verano LLC acquired all of the ownership interest of an owner of one dispensary located in Ohio. The total purchase price was $2,700,000 plus a $329,345 purchase price adjustment. The Company paid $500,000 in shares upon consummation of the RTO. The deferred consideration of $1,081,915 is due in January 2022.

Perpetual Healthcare Inc.

On February 24, 2021, the Company entered into an agreement pursuant to which Perpetual Healthcare Inc. (“PHI”) agreed to transfer the management and governance of PHI to the Company. PHI operates a dispensary located in Phoenix, Arizona. The transaction closed on March 10, 2021. Total consideration includes cash consideration of $11,250,000 plus a $326,426 purchase price adjustment, and 541,994 Subordinate Voting Shares. The remaining $6,175,342 obligation was paid through the issuance of 350,644 Subordinate Voting Shares.

The Herbal Care Center, Inc.

On February 24, 2021, the Company entered into an agreement to acquire The Herbal Care Center, Inc. (“The Herbal Care Center”). The Herbal Care Center operates one of Illinois’ largest and top-performing combined medical and adult-use dispensaries, located in Chicago’s Medical District, and plans to open a second adult-use dispensary in the city’s West Loop/Greektown neighborhood. The transaction closed on March 17, 2021. Total consideration includes cash consideration of $18,750,000, payable over 12 months, plus a $2,107,499 purchase price adjustment, and 90,464 Subordinate Voting Shares and 9,625 Proportionate Voting Shares.

NSE Holdings, LLC

On February 24, 2021, a subsidiary of the Company entered into an agreement pursuant to which it acquired all the equity interests of a licensee that holds one dispensary permit in Pennsylvania, which gives the subsidiary of the Company the ability to open three dispensaries. The transaction closed on March 9, 2021. Pursuant to the agreement, the Company paid cash consideration of $7,350,000 upon closing and issued 666,587 Subordinate Voting Shares and Proportionate Voting Shares equivalent to 666,586 Subordinate Voting Shares on an as-converted basis. Unpaid consideration is related to earnouts due in July 2022, 2023, and 2024 and are expected to be settled by the issuances of Subordinate Voting Shares and Proportionate Voting Shares.

Local Joint

On March 22, 2021, an affiliate of the Company entered into an asset purchase agreement with Flower Launch LLC, the manager of Patient Alternative Relief Center, Inc., d/b/a Local Joint, an Arizona nonprofit corporation, which holds a dispensary license, an authorization to operate a second dispensary, and an authorization to operate an offsite cultivation facility, all in the state of Arizona. The transaction closed on March 30, 2021. Total consideration includes cash consideration of $13,500,000, with $10,000,000 paid on the closing date and $3,500,000 paid within 120 days after the closing date, plus 179,767 Subordinate Voting Shares.

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Territory Dispensary

On February 24, 2021, the Company entered into an agreement to acquire three active dispensaries and one cultivation and production facility in Arizona from NZCO LLC, Murff & Company LLC, JWC1 LLC, Hu Commercial Properties LLC and BISHCO LLC (collectively, “Territory”). The transaction closed on April 8, 2021. Total consideration includes $19,735,684 paid upon closing, subject to a purchase price adjustment, 997,453 Subordinate Voting Shares and 29,924 Proportionate Voting Shares. The remaining consideration is payable in cash 50% on March 31, 2022, and the remaining payable in shares or in cash at the election of the recipient on March 31, 2023.

TerraVida Holistic Centers, LLC

On February 24, 2021, subsidiaries of the Company entered into an agreement to acquire three active Pennsylvania dispensaries. The transaction closed on May 11, 2021. Total consideration includes cash consideration of $62,500,000, of which $15,000,000 plus a purchase price adjustment of $3,795,515 was paid on the closing date, $10,000,000 was paid within 90 days after closing, and the remaining $37,500,0000 is payable within 180 days after the closing date. In addition, the consideration includes 1,506,750 Subordinate Voting Shares and 15,067 Proportionate Voting Shares.

The Healing Center, LLC

On March 29, 2021, the Company entered into an agreement to acquire three active dispensaries in Pittsburgh, Pennsylvania by purchasing all the issued and outstanding equity interests of The Healing Center, LLC (“The Healing Center”). The transaction closed on May 14, 2021. Total consideration includes cash consideration of $56,892,320, plus a $2,354,886 purchase price adjustment, of which $31,463,479 was paid upon closing and $25,428,841 was paid within 60 days after the closing date. In addition, the merger consideration included 454,302 Subordinate Voting Shares and 25,744 Proportionate Voting Shares.

Ohio Grown Therapies, LLC

On June 30, 2021, a subsidiary of the Company entered into a letter agreement regarding the final closing of an option purchase agreement entered into on January 14, 2019, which would allow the Company to operate one dispensary located in Newark, Ohio. The final closing had no impact on operations as the Company already exerted control over the dispensary through a consulting agreement entered into in 2019.

Mad River Remedies, LLC

On April 1, 2021, the Company announced it had entered into an agreement to acquire Mad River Remedies, LLC, a dispensary of medical marijuana in Dayton, Ohio. The transaction closed on July 8, 2021. Total consideration includes cash consideration of $12,000,000 (subject to adjustment) of which $10,000,000 was paid at closing and $2,000,000 was placed in escrow subject to release upon certain conditions. In addition, the merger consideration included 488,861 Subordinate Voting Shares.

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Agri-Kind, LLC, and Agronomed Holdings Inc.

On April 21, 2021, the Company entered into an agreement to acquire all of the equity interests in both Agri-Kind, LLC (“Agri-Kind”), an operator of a 62,000 square foot cultivation and production facility of medical marijuana located in Chester, Pennsylvania, and Agronomed Holdings Inc., the owner of the cultivation and processing facility operated by Agri-Kind. These transactions closed on July 12, 2021. The total consideration includes cash consideration of $66,000,000, the issuance of 3,208,035 Subordinate Voting Shares and an earnout of $31,500,000, which may be increased based upon financial performance metrics of Agri-Kind for 2021. The earnout is payable in Subordinate Voting Shares, unless cash payment is elected by the recipient.

Agronomed Biologics, LLC

On April 21, 2021, the Company entered into an agreement to acquire all of the equity interests in Agronomed Biologics, LLC (“Agronomed”), which holds a clinical registrant license (including cultivation and production and six dispensaries, to be developed) in Pennsylvania. As a clinical registrant, Agronomed has partnered with the Drexel University College of Medicine to conduct medical marijuana research. This transaction closed on July 12, 2021. The total consideration includes cash consideration of $10,000,000, 3,240,436 Subordinate Voting Shares and an earnout of $15,000,000, which is payable in Subordinate Voting Shares unless cash payment is elected by the recipient.

WSCC, Inc.

On July 26, 2021, the Company announced it had entered into an agreement to acquire all of the equity interests in WSCC, Inc., a Nevada corporation doing business as Sierra Well. The total consideration is $29,000,000, which is payable in a combination of cash and Subordinate Voting Shares. Closing of the acquisition is subject to customary conditions, contingencies, and approvals, including regulatory approval.

Willow Brook Wellness, LLC

On September 13, 2021, the Company entered into an agreement to acquire all of the equity interests in Willow Brook Wellness, LLC, a Connecticut limited liability company which operates Willow Brook Wellness, one of 18 dispensaries in the state of Connecticut. The total consideration is $22,000,000, which is payable in a combination of cash, including pursuant to a 12 month promissory note, and Subordinate Voting Shares. Closing of the acquisition is subject to customary conditions, contingencies, and approvals, including regulatory approval.

Credit Facility

On May 10, 2021, the Company and certain of its subsidiaries entered into an amended and restated credit agreement with the agent and the lenders named therein, which was amended by the parties on May 20, 2021, (as amended, the “Credit Agreement”), pursuant to which an additional $100,000,000 was funded to the Company resulting in a total of $130,000,000 in term loan commitments being funded and outstanding under the Credit Agreement. The Credit Agreement provides for, among other things, (i) the term loans being secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries (other than immaterial subsidiaries and specified assets), (ii) the original $30,000,000 loan bearing interest at a rate of 15.25% per annum and the incremental $100,000,000 loan bearing interest at a rate of 9.75% per annum; (iii) no principal amortization with the entire $130,000,000 plus applicable interest being due in full on the stated maturity date of May 30, 2023; (iv) prepayment fees generally of 1% of any principal amount being prepaid; (v) restrictive covenants which apply to the operations of the Company and its subsidiaries, including limitations on the ability to incur additional debt, limitations on the granting of liens and the terms of permitted acquisitions; and (vi) financial covenants requiring the Company to maintain on a consolidated basis specified levels of liquidity, a minimum quarterly amount of earnings before interest, taxes, depreciation and amortization and a minimum fixed charge coverage ratio. Funding of the additional $100,000,000 term loan occurred on May 21, 2021.

The foregoing is merely a summary of the Credit Agreement and the transactions contemplated thereby, and is qualified in its entirety by reference to the Credit Agreement and amendment thereto which are filed hereto as Exhibit 4.6 and Exhibit 4.7.

B.	Business Overview

The Company is a leading vertically-integrated multi-state cannabis operator in the United States. As an operator of licensed cannabis cultivation, processing and retail facilities, the Company’s goal is the ongoing development of communal wellness by providing responsible access to regulated cannabis products to discerning high-end customers. The Company, through its subsidiaries and affiliates, holds, operates, manages, consults, licenses, and/or controls licenses/permits in the States of Illinois, Florida, Arizona, New Jersey, Pennsylvania, Ohio, Maryland, Massachusetts, Nevada, Michigan, Arkansas, West Virginia, California and Missouri. Each state has a unique approach to licenses and vertical integration for cultivation, manufacturing, distribution, and sale of cannabis.

The Company’s strategy is to vertically integrate as a single cohesive company through the consolidation of cultivating, manufacturing, distributing, and dispensing premium brands and products at scale. The Company’s cultivation and wholesale distribution of cannabis consumer packaged goods supports the national retail dispensary chain, operating under brand names including Zen Leaf™ and MÜV. This model was developed to guarantee shelf-space in the Company’s retail stores, and foster long term relationships with third-party dispensary customers though supply arrangements.

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As a vertically-integrated company with a portfolio of brands and products including a proprietary portfolio of over 1,000 product SKUs, the Company, through its subsidiaries and affiliates, manufactures and sells a comprehensive array of premium cannabis products. The Company’s products are designed and developed with various consumer segments in mind and include premium flower, concentrates for dabbing and vaporizing, edibles, and topicals. The Company distributes its portfolio of brands to the majority of cannabis retail stores in its active markets, including its own retail outlets.

The Company’s strategy is to establish its footprint in such a manner to enable it to adapt to changes in both industry and market conditions seamlessly and profitably. The Company believes that the following have positioned it for growth:

●	The Company’s business plan centers around four foundational pillars: cultivation, production, brand creation and retail.

●	Diversity in revenue streams positions the Company to respond positively to changes in economics, regulations and healthcare, as well as navigating ever-evolving consumer habits.

●	The Company operates and manages the entire vertical cannabis operation and supply chain, from seed to sale.

●	The Company’s historical approach deliberately focuses on large markets where it aims to be the first involved.

●	The Company will seek to continue its growth through acquisitions of new licenses and existing businesses as well as leveraging relationships within the research and development sectors.

●	The Company’s network encompasses a market of nearly 150 million Americans in Illinois, Florida, Arizona, New Jersey, Pennsylvania, Ohio, Maryland, Massachusetts, Nevada, Michigan, Arkansas, West Virginia, California and Missouri.

●	The Company emphasizes developing premium, handcrafted products in controlled quantities. The quality, positive reviews and finite availability elevate the Company’s products’ market desirability and value.

●	The Company grows pesticide-free, meeting testing and state regulatory requirements, and, while no facilities have a Good Manufacturing Practice (GMP) certification, the Company believes it adheres to Current Good Manufacturing Practices (cGMP) with respect to its facilities. The Company adheres to standard operating procedures across all of its production facilities.

●	The Company espouses a customer-and patient-driven business philosophy to deliver value to its downstream customers and consumers.

The United States federal government regulates drugs through the Controlled Substances Act (“CSA”) (21 U.S.C. § 801 et seq.) (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any indication.

In the United States, cannabis is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although some states authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any cannabis-related drug paraphernalia is illegal and any such acts are criminal acts under federal law.

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Products and Services

The Company has two primary operating subsidiaries, Verano LLC and AME LLC, and offers its products and services through various direct and indirect subsidiaries of Verano LLC and AME LLC.

The Company, which has one of the largest footprints for multi-state, vertically-integrated cannabis owners and operators in the U.S., derives its revenues from a balanced contribution of sources through its wholesale cannabis business and national retail dispensaries under brands including Zen Leaf™ and MÜV™. The Company’s objective is to support its national retail dispensary chain through its wholesale cannabis consumer packaged goods business (cultivation and manufacturing).

Currently the wholesale and retail channels are vertically-integrated across multiple highly-regulated, limited license (and therefore limited legal supply markets) in Illinois, Maryland, Florida, West Virginia, Pennsylvania, Arizona, New Jersey, Nevada and Ohio. In addition, the Company has dispensaries, licenses, or interests in several other key markets, including Massachusetts, Arkansas, Michigan, California and Missouri. The Company’s primary markets, where the Company believes supply and demand can be reasonably predicted and forecasted, create the foundation upon which the Company has sought to build sustainable and profitable growth.

Ownership of both wholesale and retail supports the Company’s strategy of distributing brands at scale by enabling the Company to capture large market share, generate brand awareness, and earn customer loyalty in its operating markets. The Company plans to continue expansion of its operations by winning merit-based processes or acquiring licenses in limited license markets and increasing its presence in current markets.

Operational Foundation & Current Geographic Markets

The Company currently operates wholesale and retail businesses in Illinois, Maryland, Massachusetts, Nevada, Ohio, New Jersey, Pennsylvania, Florida, Arizona and West Virginia. The Company also has dispensaries, licenses or other commercial interests in Arkansas, Michigan, California and Missouri. The Company’s businesses and operations are subject to applicable state regulations that vary state-by-state, and many of these regulations have, from time to time have been modified and amended since initial enactment. In addition, municipalities may individually determine what local permits or licenses are required to operate cannabis businesses within their boundaries. The Company actively monitors state and local statutory and regulatory developments which may impact the Company.

Revenue Streams

The Company engages in the cultivation, manufacturing and distribution of cannabis products with wholesale and retail business operations.

Illinois Operations

Subject to state regulations, Illinois currently allows access to cannabis for both medical and adult-use. A subsidiary of the Company is licensed to operate a cultivation center in the state of Illinois. The cultivation center license permits the licensee to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell medical and adult use cannabis and related supplies to medical and adult-use dispensing organizations. Company affiliates also own and/or operate ten medical and adult-use dispensaries across the state of Illinois.

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Maryland Operations

Subject to state regulations, Maryland currently allows access to cannabis for medical use. A subsidiary of the Company is licensed to operate a cultivation facility and a retail medical cannabis dispensary in Maryland. The retail dispensary license permits it to purchase medical cannabis from cultivation facilities, cannabis and cannabis products from product manufacturing facilities and cannabis from other retail stores and allows the sale of cannabis and cannabis products to registered patients. The cultivation license permits the licensee to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell cannabis and related supplies to medical marijuana dispensaries, and medical cannabis cultivation facilities. A subsidiary of the Company also is licensed to operate a processing facility. The processing license permits it to purchase medical cannabis from cultivation facilities, manufacture cannabis products, and sell those products to licensed medical cannabis dispensaries. In addition, through direct ownership and Management Agreements, the Company’s subsidiaries own or manage four dispensaries in Maryland and one processor licensee.

Massachusetts Operations

Subject to state regulations, Massachusetts currently allows access to cannabis for both medical and adult-use. A subsidiary of the Company holds licenses with the Massachusetts Cannabis Control Commission (which regulates Massachusetts’ medical and recreational marijuana programs) for medical and adult-use licenses to operate retail dispensaries, cultivation facilities, and manufacturing facilities in Sharon and Plymouth, Massachusetts. This licensee has received approval for dispensary locations in both Sharon and Plymouth.

Nevada Operations

Subject to state regulations, Nevada currently allows access to cannabis for both medical and adult-use. Company affiliates are owners, operators, managers, consultants, and/or have licensing or other commercial arrangements with cannabis licensees to operate retail dispensaries, a cultivation facility, and a manufacturing facility in Nevada. On July 26, 2021, the Company also announced that it had entered into an agreement to purchase two additional fully-operational dispensaries in Reno and Carson City as well as a cultivation and production facility in Reno. The closing of this transaction is subject to customary conditions, contingencies, and approvals, including regulatory approval.

Ohio Operations

Subject to state regulations, Ohio currently allows access to cannabis for medical use. The Company owns and operates, through its wholly-owned subsidiaries, a cultivation facility, and five medical cannabis dispensaries in Cincinnati, Canton, Bowling Green, Dayton, and Newark.

New Jersey Operations

Subject to state regulations, New Jersey currently allows access to cannabis for medical use, and in December 2020 passed legislation legalizing adult-use. The Company’s affiliates are owners, operators, managers, consultants, and/or have licensing or other commercial arrangements with an alternative treatment center in the state of New Jersey.

Michigan Operations

Subject to state regulations, Michigan currently allows access to cannabis for both medical and adult-use. The Company’s affiliates are owners, operators, managers, consultants, and/or have licensing or other commercial arrangements with a cannabis dispensary licensee in the state of Michigan.

Arkansas Operations

Subject to state regulations, Arkansas currently allows access to cannabis for medical use. The Company’s affiliates are owners, operators, managers, consultants, and/or have licensing or other commercial arrangements with a cannabis dispensary licensee in the state of Arkansas.

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Pennsylvania Operations

Subject to state regulations, Pennsylvania currently allows access to cannabis for medical use. Subsidiaries of the Company are owners and operators of four cannabis dispensary permittees in Pennsylvania, as well as one grower and processor permit and one clinical registrant permit (which allows for cultivation, processing, and dispensing).

Florida Operations

Subject to state regulations, Florida currently allows access to cannabis for medical use. The Company holds a license under a subsidiary. This licensee operates a cultivation and manufacturing facility as well as 37 medical cannabis dispensaries across the State of Florida. AME LLC also educates patients and potential patients on the Company’s products and services through its certifying physicians, community outreach events and ongoing staff education, all of which are supported by a patient care call center with more than 30 staff for direct phone, email and online chat support.

Arizona Operations

Subject to state regulations, Arizona currently allows access to cannabis for medical use, and in November 2020 passed legislation legalizing adult-use. The Company’s affiliates have licensing or other commercial arrangements with six cannabis licensees in the state of Arizona.

California Operations

Subject to state regulations, California currently allows access to cannabis for both medical and adult-use. In February 2019, Verano LLC entered into an agreement with a holder of cannabis manufacturing and distribution licenses in the state of California, and another party creating a joint venture to extract cannabis oil and manufacture and distribute cannabis products in the state. The joint venture and its affiliated entities control manufacturing and distribution licenses in California.

Missouri Operations

Subject to state regulations, Missouri currently allows access to cannabis for medical use. An affiliate of the Company was awarded three manufacturing licenses by the state of Missouri’s Department of Health & Senior Services (responsible for Missouri’s licensing regime) for the same location, which were merged into one. As such, this affiliate holds one manufacturing and one dispensary license in the state of Missouri, neither of which are operational.

West Virginia Operations

Subject to state regulations, West Virginia currently allows access to cannabis for medical use. The Company’s affiliates are owners, operators, managers, consultants, and/or have licensing or other commercial arrangements with one medical cultivation license, one medical processor license, and seven medical dispensary licenses.

Research and Development

The Company’s research and development activities have primarily focused on the development and improvement of efficient and sustainable cannabis cultivation and manufacturing methodologies and technologies to increase yields and maintain and improve the quality of its products. This includes research on lighting methods, air controls, racking and stacking, growing media, nutrient mixtures, pest management techniques, ambient controls, and automation.

The Company also engages in research and development activities focused on creating new extracted or infused products, and breeds new strains and varietals. The Company’s dedicated and experienced product development team includes members from all relevant product disciplines, who actively monitor existing and prospective markets, as well as test and evaluate the financial viability of all new products.

Marketing, Sales and Business Development

The Company is licensed to operate in 14 U.S. states, with active operations in 11 U.S. states. The Company has enacted and plans to continue an active expansion-by-acquisition strategy. Sales revenue is derived from the Company’s wholesale cannabis business and national retail dispensaries under brands including Zen Leaf™ and MÜV™.

Some of the states in which the Company operates have regulations that restrict marketing and sales activities of cannabis products. Restrictions may specify what, where and to whom product information and descriptions may appear or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The Company deploys a diverse range of marketing and brand recognition strategies, subject to applicable local and state laws and regulations.

In Florida the Company seeks to educate patients and potential patients about its products and services through its certifying physicians, community outreach events and ongoing staff education, all of which are supported by a patient care call center with more than 30 staff for direct phone, email and online chat support.

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Cultivation and Production

The Company’s portfolio includes eight cultivation licenses and ten processing and manufacturing licenses with a focus on tightly regulated, limited license markets. The Company’s production facilities currently have approximately 832,000 square feet (including a 26,000 square foot facility in Massachusetts nearing completion of construction). Upon the consummation of pending acquisitions and the completion of construction, the Company will have 11 production facilities comprising approximately 842,000 square feet. Each new manufacturing suite is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for the most optimal delivery methods. While no facilities have a Good Manufacturing Practice (GMP) certification, the Company believes it adheres to Current Good Manufacturing Practices (cGMP) with respect to its facilities.

The Company grows pesticide-free, meeting testing and state regulatory requirements, and, while no facilities have a Good Manufacturing Practice (GMP) certification, the Company believes it adheres to Current Good Manufacturing Practices (cGMP) with respect to its facilities. The Company adheres to standard operating procedures across all of its cultivation and manufacturing facilities.

Intellectual Property

The Company has developed proprietary cultivation techniques for operating ethanol, butane, and carbon dioxide extraction machinery, including best production practices, procedures, and methods. This requires specialized skills in cultivation, extraction and refining.

The Company, through its subsidiaries, has a suite of registered trademarks including with respect to products, retail branding and educational offerings. The Company’s subsidiaries have exclusive perpetual licenses to patents and patent applications held by some of the Company’s subsidiaries, and also license intellectual property related to cannabis-infused products from a third party on an exclusive basis. For additional details, see “Item 3.D - Risk Factors- Risks Related to Our Business and Operations - Information Technology, Cybersecurity and Intellectual Property” and “Item 10.C - Material Contracts”.

The Company has several website domains, including www.verano.com, numerous social media accounts across all major platforms and various phone and web application platforms.

The Company relies on non-disclosure/confidentiality agreements to protect its intellectual property rights. To the extent the Company describes or discloses its proprietary cultivation or extraction techniques in its applications for cultivation or processing licenses, the Company redacts or requests redaction of such information prior to public disclosure. For additional details on the risks associated with the Company’s intellectual property, see “Item 3.D - Risk Factors- Risks Related to Our Business and Operations - Information Technology, Cybersecurity and Intellectual Property”.

Specialized Skill and Knowledge

To remain a leader in its field, the Company relies on a motivated and experienced team, focused on offering the highest quality products and services in a highly-regulated industry. The Company, through its subsidiaries, employs a diverse group of, hand-picked for their respective administrative, operational, and/or financial expertise, and where appropriate, chosen for their experience and demonstrated skill in the cultivation and operations of medical and adult-use cannabis.

The Company has established training and education tools designed to align the Company’s employee training efforts and resources with the Company’s core principles and strategic goals. Employees are expected to complete at least 20 hours of continued training and education annually. The Company’s training tools are designed to be flexible to include new policies and procedures, and can be revised as necessary based on new or ongoing operational concerns, management observations, and new or improved best practices. The Company’s employees undergo significant and diverse training, tailored to each employee based on their function and business-lines. Training includes but is not limited to the following topics: (i) applicable laws, rules, and regulations; (ii) propagation, cloning, and nursery management; (iii) transplanting and vegetative growth; (iv) fertigation and nutrient management; (v) irrigation and water conservation; (vi) integrated pest management and biosecurity; (vii) flower canopy management; (viii) harvesting; (ix) drying and curing; (x) waste and disposal procedures; (xi) trimming and packaging preparation; (xii) sampling, laboratory testing, and quality assurance; (xiii) extraction, infusion, and food handling; (xiv) surveillance and security; (xv) inventory control; (xvi) emergency preparedness and response; (xvii) diversion control and prevention; (xviii) health, safety, sanitation and hygiene; (xvix) recordkeeping and reporting: (xvx) recall and quarantine procedures; (xvxi) regulatory inspection preparedness; and (xvxii) law enforcement interactions.

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Competitive Conditions

The fast-growing market for legalized cannabis in the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. The Company competes with a variety of different operators across the several states in which it currently operates. In the majority of these states, there are specific license caps that create high barriers to entry. Management of the Company views multi-state operators that have vertical operations as the most direct competition, including Green Thumb Industries Inc., Cresco Labs, Inc., Curaleaf Holdings, Inc., Harvest Health and Recreation, Inc., and Acreage Holdings, LLC.

Aside from this direct competition, out-of-state operators that are capitalized well enough to enter those markets through acquisitions are also considered part of the competitive landscape. Similarly, as the Company executes its national growth strategy, operators in future state markets will inevitably become direct competitors. Additionally, the Company, along with all legally operating competitors, face competition from the illicit markets. See “Item 3.D - Risk Factors- Risks Related to our Business and Operations - Our Industry”. However, as state and local regulators increase scrutiny on these markets, management of the Company believes this competitive threat will be meaningfully reduced.

There remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis sector. Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the United States, due to the fact that cannabis is still classified as a Schedule I drug and illegal at a federal level, which creates barriers to entry. The changing regulatory environment at a state level further complicates financing for companies in this sector. Competitors may have better access than the Company to financing and the capital markets.

Components

The principal components in the production of the Company’s cannabis consumer packaged goods include cannabis grown internally or acquired through wholesale channels, other agricultural products, and packaging materials (including glass, plastic and cardboard).

Due to the U.S. federal prohibition on cannabis, the Company must source cannabis within each individual state in which it operates. While there are opportunities for centralized sourcing of some packaging materials, given each state’s unique regulatory requirements, multi-state operators do not currently have access to nationwide packaging solutions.

Cycles

Although cannabis is an agricultural product, the Company’s cultivation methodologies employ a perpetual harvest system whereby plants are propagated and thereafter harvested on a staggered schedule. This ensures limited variability in the availability of finished products and minimizes the otherwise cyclical or seasonal nature of the business.

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Dependence on Material License Approvals and Renewals

The Company is dependent upon the maintenance and renewal of its cannabis licenses and permits in the states and localities in which it operates its business. Maintenance and renewal of these licenses and permits requires the Company to remain in compliance with state and local law and the rules and regulations promulgated by state and local jurisdictions.

Employees and Human Capital

As of September 13, 2021, the Company had 3,481 employees across its operating jurisdictions, primarily employed in the Company’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. The Company recruits, hires and promotes individuals that it believes are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share its core values as a company. None of the Company’s employees are party to any collective bargaining agreements. The Company considers its relationship with its employees to be good.

Reorganizations

See “Item 4.A - History and Development of the Company” for a description of the RTO, Plan of Arrangement and Business Combination, and “Item 4.C - Organizational Structure” for a description of the Company’s current organizational structure.

Social or Environmental Policies

The Company has implemented social or environmental policies that are fundamental to its operations. Notwithstanding, ensuring that the Company’s operations are environmentally sustainable, low impact, and respectful of environmental concerns and effects is an integral part of the Company’s ethos and guiding mission. From the selection of cultivation equipment and lighting to air handling, water usage, conservation and sustainable procurement policies, environmental consciousness is interwoven into each and every facet of the Company’s building design, management, and operations. To promote sustainable practices on a day-to-day level, the Company has also developed policies and procedures focused on improving environmental efficiencies and reducing the Company’s resource demand. The Company has also developed programs in which the Company’s employees and purchasers across the Company’s markets alike can participate in offsetting any environmental impact the Company’s operations may have. As advocates for environmental stewardship and sustainability, the Company hopes to serve as an example that other operators nationwide will emulate to collectively lessen and mitigate the environmental impact businesses in the cannabis industry have on the environment.

C.	Organizational Structure

The following chart sets forth the corporate structure of the Company and its material subsidiaries, Verano LLC and AME LLC. In connection with the RTO and Plan of Arrangement, the Company, through a series of transactions, formed Verano Holdings USA Corp., a Delaware corporation (“BlockerCo”), ZNN Holdings, LLC, a Delaware limited liability company, Nuuvn Holdings, LLC, a Delaware limited liability company, ZenNorth LLC, a Delaware limited liability company, A&T SPV II LLC, a Texas limited liability company and SGI 1 LLC, a Delaware (together with ZNN Holdings, LLC, Nuuvn Holdings, LLC, ZenNorth LLC and A&T SPV II LLC, the “Blocker Members”). BlockerCo and the Blocker Members have no business or operations and exist solely to effect the taxation of the Company as a U.S. corporation rather than a British Columbia corporation.

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D.	Property, Plants and Equipment

The following tables set forth the Company’s owned and leased physical properties as of September 14, 2021, which include corporate offices, a call center, dispensaries (operating, planned and under construction) and cultivation and production facilities (operating and under construction).

Property Type	Owned/ Leased	County	State
Dispensary	Owned	Anne Arundel County	MD
Dispensary	Leased	Baltimore County	MD
Dispensary (under construction)	Leased	Anne Arundel County	MD
Cultivation facility of 38,000 square feet	Leased	Howard County	MD
Cultivation facility of 20,000 square feet	Owned	Navajo County	AZ
Cultivation facility of 42,000 square feet	Owned	Clark County	NV
Dispensaries (five)	Owned	Maricopa County	AZ
Cultivation facilities of 90,000 square feet (expanding additional 71,200 square feet)	Owned	Pinal County	AZ
Cultivation facility of 192,000 square feet	Owned	Edwards County	IL
Cultivation facility of 120,000 square feet	Leased	Hunterdon County	NJ
Dispensary	Owned	Berrien County	MI
Dispensary	Owned	Maricopa County	AZ
Dispensaries (two, plus two under construction)	Owned	Clark County	NV
Two-unit commercial building – one unit is leased to a third party, other is vacant)	Owned	Clark County	NV
Cultivation facility of 25,732 square feet	Owned	Norfolk County	MA
Dispensary	Leased	Norfolk County	MA
Dispensary	Leased	Plymouth County	MA
Dispensary	Leased	Wood County	OH
Dispensary	Owned	Stark County	OH
Cultivation facility of 22,000 square feet	Owned	Stark County	OH
Dispensary	Leased	Philadelphia County	PA
Dispensary	Leased	Dauphin	PA
Dispensary	Leased	Logan County	PA
Dispensary	Leased	York County	PA
Dispensary and office	Leased	Montgomery	PA
Dispensary	Leased	Bucks	PA
Dispensaries (one and one under construction)	Leased	Delaware	PA
Dispensary	Owned	Venango	PA
Dispensary	Owned	Allegheny	PA
Dispensary	Owned	Washington	PA
Dispensary	Leased	Chester County	PA
Dispensary	Owned	Chester County	PA
Cultivation facility of 62,000 square feet	Owned	Chester County	PA
Cultivation facility (under construction)	Owned	Chester County	PA

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Property Type	Owned/ Leased	County	State
Dispensary	Owned	Licking County	OH
Dispensary	Leased	Montgomery	OH
Dispensary	Leased	Hamilton	OH
Cultivation facility of 220,000 square feet	Owned	Hillsborough County	FL
Call center	Owned	Hillsborough County	FL
Dispensaries (two)	Leased	Manatee County	FL
Dispensaries (three operating and one to be constructed)	Leased	Lee County	FL
Dispensaries (three)	Leased	Palm Beach County	FL
Dispensaries (four)	Leased	Pinellas County	FL
Dispensary (one and one to be constructed)	Leased	Broward County	FL
Dispensary	Leased	Alachua County	FL
Dispensary (two and one to be constructed)	Leased	Duval County	FL
Dispensary (two)	Leased	Monroe County	FL
Dispensary	Leased	Lake County	FL
Dispensary	Leased	Polk County	FL
Dispensaries (six)	Leased	Hillsborough County	FL
Dispensary	Leased	Brevard County	FL
Dispensary (under construction)	Owned	Brevard County	FL
Dispensary (one and one under construction)	Leased	Miami-Dade County	FL
Dispensaries (two)	Leased	Sarasota County	FL
Dispensary (two and one under construction)	Leased	Volusia County	FL
Dispensaries (three)	Leased	Orange County	FL
Dispensary	Leased	Escambia County	FL
Dispensary	Leased	St. Lucie County	FL
Dispensary	Leased	Indian River County	FL
Dispensary	Leased	Okaloosa County	FL
Dispensary	Leased	Pasco County	FL
Dispensary	Leased	St. Johns County	FL
Dispensary	Owned	Seminole County	FL
Dispensary	Owned	Leon County	FL
Dispensary (one under construction)	Leased	Martin County	FL
Dispensary (one under construction)	Leased	Charlotte County	FL
Dispensary (one under construction)	Leased	Clay County	FL
Dispensary (one under construction)	Leased	Collier County	FL
Dispensary	Leased	Maricopa County	AZ
Dispensary	Owned	Union County	AR
Corporate office	Leased	Cook County	IL
Dispensaries (five operating and one to be constructed)	Leased	Cook County	IL

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Property Type	Owned/ Leased	County	State
Dispensary	Owned	Kane County	IL
Dispensary (one under construction)	Leased	Kane County	IL
Dispensary	Leased	Lake County	IL
Dispensaries (two)	Leased	DuPage County	IL
Dispensary	Leased	Effingham County	IL
Dispensary	Leased	Coles	IL
Dispensary	Leased	Montgomery County	MD
Dispensary	Leased	Monmouth	NJ
Dispensary	Leased	Mercer	NJ
Dispensary	Leased	Union	NJ
Dispensaries (two under construction)	Leased	Monongalia	WV
Cultivation facility of 39,000 square feet (under construction)	Leased	Raleigh	WV
Dispensary (under construction)	Leased	Harrison	WV
Dispensary (under construction)	Leased	Ohio	WV

Properties Subject to an Encumbrance.

Substantially all of the Company’s and its current subsidiaries assets and owned real property is subject to mortgages that secure outstanding indebtedness for borrowed money or pledged as collateral securing the obligations owing under the Credit Agreement.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Results of Operations

The RTO, Plan of Arrangement and Business Combination were each consummated in February 2021. See “Item 3.A - History and Development of the Company”. Upon the consummation of the RTO, (i) the Company resulted from the amalgamation contemplated by the Plan of Arrangement, (ii) Verano LLC and AME LLC became subsidiaries of the Company, and (iii) the other members of the AME Group and Plants of Ruskin became subsidiaries of AME LLC. Previously, the financial results of Verano LLC, the AME Group and Plants of Ruskin were not consolidated or combined with each other.

The information set forth in this Item 5.A represents the respective results of operations for (i) the three and six months ended June 30, 2021 of the Company compared to the three and six months ended June 30, 2020 of Verano LLC; (ii) the year ended December 31, 2020 compared to the year ended December 31, 2019 of Verano LLC; (iii) the year ended December 31, 2020 compared to the year ended December 31, 2019 of Plants of Ruskin, (iv) the year ended December 31, 2020 compared to the year ended December 31, 2019 of the AME Group, and (v) the year ended December 31, 2019 compared to the year ended December 31, 2018 of Verano LLC.

Three Months Ended June 30, 2021 of the Company, Compared to Three Months Ended June 30, 2020 of Verano LLC

Revenue

Revenue for the three months ended June 30, 2021, was $198,706,561, an increase of $151,408,321 or 320% compared to revenue of $47,298,240 for the three months ended June 30, 2020. The increase was primarily driven by retail expansion in the Florida and Illinois markets, along with the acquisitions that closed during the quarter in the Arizona and Pennsylvania markets, comprised of Territory, TerraVida Holistic Centers, and The Healing Center. In addition, production output and sales of flower expanded in the Illinois, New Jersey, and Maryland markets.

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Cost of Goods Sold and Biological Assets

Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and for retail purchases of finished goods, such as flower, edibles, and concentrates. Cost of goods sold, excluding any adjustments to the fair value of biological assets for the three months ended June 30, 2021, was $98,577,575, an increase of $75,063,850 or 319% compared to the three months ended June 30, 2020. This increase was primarily due to production costs of cannabis increasing in tandem with increase in sales. Additionally, increased cost of goods sold was driven by the IFRS 3, Business Combinations requirement to report inventory acquired in business combinations at fair value. In accordance with guidance, the Company initially measured the inventory of its acquisitions at the selling price, less cost to sell. The step-up to adjust inventory to fair value was expensed through cost of goods sold.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by the Company.

Biological asset transformation totaled a net loss of $24,920,937 for the three months ended June 30, 2021, a decrease of $41,760,812 or (248)% compared to the three months ended June 30, 2020. The decrease was primarily driven by a change in cultivation methods focused in research and development to reduce plant count at certain cultivation facilities to increase yields to be realized over time.

Gross Profit

Gross profit before biological asset adjustments for the three months ended June 30, 2021, was $100,128,986, representing a gross margin on the sale of cannabis, cannabis extractions and edibles, and from related accessories of 50%. This is compared to gross profit before biological asset adjustments for the three months ended June 30, 2020, of $23,784,515, which represented a 50% gross margin. Gross profit after net gains on biological asset transformation for the three months ended June 30, 2021, was $75,208,049, representing a gross margin of 38% compared with gross profit after net gains on biological asset transformation of $40,624,390 or 86% gross margin for the three months ended June 30, 2020. The increase in gross profit margin is primarily due to top-line growth catalyzed by strong market growth in Illinois and Florida and continued expansion into the Arizona and Pennsylvania markets.

Total Expenses

Total expenses for the three months ended June 30, 2021, was $57,581,879, an increase of $47,682,490 or 482%, compared to total expenses of $9,899,389 for the three months ended June 30, 2020. Total expenses as a percentage of revenue, net of discounts, was 29% and 21% for the three months ended June 30, 2021, and 2020, respectively. The increase was primarily due to a $29,616,443 or 784% increase in general and administrative costs and a $14,257,925 or 446% increase in salaries in benefits, which was driven by an increase in earnout-related expenses, acquisition expenses and other one-time transaction expenses, start-up costs in new markets, and expanded headcount in the Company’s primary operating markets.

The Company expects to continue to invest organically and in new markets to support expansion plans and adapt to the increasing complexity of the cannabis business. Furthermore, the Company expects to incur acquisition and transaction costs related to expansion.

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Total Other Income (Expense)

Total other expense for the year three months June 30, 2021, was $5,619,164, an increase of $1,713,862 or 44% compared to $3,905,302 for the three months ended June 30, 2020. The increase was primarily due to increased interest expense related to the $100 million upsize of debt in May 2021.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the three months ended June 30, 2021, provision for income taxes totaled $5,087,824 compared to $15,131,857 for the prior three months ended June 30, 2020. The decrease in income tax expense was primarily driven by the decrease in taxable income in the second quarter of 2021 compared to June 30, 2020.

Six Months Ended June 30, 2021 of the Company, Compared to Six Months Ended June 30, 2020 of Verano LLC

Revenue

Revenue for the six months ended June 30, 2021, was $319,601,554, an increase of $229,454,544 or 255% compared to revenue of $90,147,010 from the six months ended June 30, 2020. The increase was primarily driven by retail expansion in the Florida and Illinois markets, along with the acquisitions in the Arizona and Pennsylvania markets, comprised of Territory, TerraVida Holistic Centers, and The Healing Center. In addition, production output and sales of flower expanded in the Illinois, New Jersey, and Maryland markets.

Cost of Goods Sold and Biological Assets

Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and for retail purchases of finished goods, such as flower, edibles, and concentrates.

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the six months ended June 30, 2021, was $144,845,799, an increase of $112,867,427 or 353% from the six months ended June 30, 2020. This increase is primarily due to production costs of cannabis increasing in tandem with the increase in sales. Additionally, increased cost of goods sold was driven by the IFRS 3, Business Combinations requirement to report inventory acquired in business combinations at fair value. In accordance with guidance, the Company initially measured the inventory of its acquisitions at selling price, less cost to sell. The step-up to adjust inventory to fair value was expensed through cost of sales.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by the Company. Biological asset transformation totaled a net gain of $45,930,381 for the six months ended June 30, 2021, an increase of $16,184,106 or 54% from the prior the six months ended June 30, 2020. The increase was primarily driven by the Business Combination in February 2021, and continued expansion at existing cultivation facilities.

Gross Profit

Gross profit before biological asset adjustments for the six months ended June 30, 2021, was $174,755,755, representing a gross margin on the sale of cannabis, cannabis extractions and edibles and from related accessories of 55%. This is compared to gross profit before biological asset adjustments for the six months ended June 30, 2020, of $58,168,638, which represented a 65% gross margin.

Gross profit after net gains on biological asset transformation for the six months ended June 30, 2021, was $220,686,136, representing a gross margin of 69%, compared with gross profit after net gains on biological asset transformation of $87,914,913, or 98%, gross margin for the six months ended June 30, 2020, which includes sales from both wholesale and retail. The increase in gross profit is primarily due to top-line growth catalyzed by strong market growth in Illinois and Florida and entrances into four new markets. The 28% decrease in the gross profit margin is primarily due to the inventory step-ups related to the 2021 acquisitions that were expensed through the cost of sales and the net impact of biologicals, which was 14% and 33% as percentage of net revenues for the periods ended June 30, 2021, and 2020, respectively.

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Total Expenses

Total expenses for the six months ended June 30, 2021, were $86,655,590, an increase of $67,730,007 or 358%, compared to total expenses of $18,925,584 for the six months ended June 30, 2020. Total expenses as a percentage of revenue, net of discounts, was 27% and 21% for the six months ended June 30, 2021, and 2020, respectively. The increase was primarily due to a $40,133,033 or 500% increase in general and administrative costs, in addition to a $22,648,336 or 401% increase in salaries in benefits, which was driven by an increase in earnout-related expenses, acquisition expenses and other one-time transaction expenses, start-up costs in new markets, and expanded headcount in the Company’s primary operating markets. The Company expects to continue to invest organically and in new markets to support expansion plans and adapt to the increasing complexity of the cannabis business. Furthermore, the Company expects to incur acquisition and transaction costs related to expansion.

Total Other Income (Expense)

Total other expense for the year six months June 30, 2021, was $8,709,431, an increase of $735,208 or 9% compared to $7,974,223 for the six months ended June 30, 2020. The increase was primarily due to increased interest expense related to the $130 million credit facility.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the six months ended June 30, 2021, provision for income taxes totaled $50,414,686, an increase of $21,410,950 or 74% compared to $29,003,736 for the prior the six months ended June 30, 2020. The increase in income tax expense was driven by a $64,630,782 increase in taxable income.

Verano LLC - Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the six months ended June 30, 2021, provision for income taxes totaled $50,414,686, an increase of $21,410,950 or 74% compared to $29,003,736 for the prior the six months ended June 30, 2020. The increase in income tax expense was driven by a $64,630,779 increase in taxable income.

Cost of Goods Sold and Biological Assets

Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and for retail purchases of finished goods, such as flower, edibles, and concentrates. Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the year ended December 31, 2020 was $94,386,849, an increase of $55,917,524, or 145.4%, from the year ended December 31, 2019. This increase is primarily due to production costs of cannabis in the Illinois cultivation facility, along with start-up costs in New Jersey and Ohio. On the retail side, this increase is due to expansion of sales and continued store openings.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by Verano LLC. Biological asset transformation totaled a net gain of $121,600,978, for fiscal year ended December 31, 2020, up 734.9% or $107,037,075 from prior fiscal year ended December 31, 2019.

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Gross Profit

Gross profit before biological asset adjustments for the fiscal year ended December 31, 2020 was $134,143,234, representing a gross margin on the sale of cannabis, cannabis extractions and edibles and from related accessories of 58.7%. This is compared to gross profit before biological asset adjustments for the fiscal year ended December 31, 2019 of $27,498,967, which represented a 41.7% gross margin.

Gross profit after net gains on biological asset transformation for fiscal year ended December 31, 2020 was $255,744,212, representing a gross margin of 111.9%, compared with gross profit after net gains on biological asset transformation of $42,062,870, or 63.8% gross margin, for the fiscal year ended December 31, 2019, which includes sales from both the wholesale and retail segments combined. The increase in gross profit margin was primarily due to top-line growth in the Illinois market as well as the opening of 15 dispensaries.

Total Expenses

Total expenses for fiscal year ended December 31, 2020 were $45,861,967, an increase of $8,051,408 or 21.3%, compared to total expenses of $37,810,559 for fiscal year ended December 31, 2019. Total expenses as a percentage of revenue, net of discounts, was 20.1% and 57.3% for the years ended December 31, 2020 and 2019, respectively. The increase was primarily due to a $9,996,801 or 160.4% increase in salaries and benefits, which was driven by an increase in headcount from Verano LLC’s primary operating markets, start-up costs in new markets, and transaction costs relating to the RTO (as defined in the ‘Proposed Transactions’ section below) of $2,763,526.

Total Other Income (Expense)

Total other expense for the year ended December 31, 2020 was $9,101,841, an increase of $2,314,347 or 34.1% as compared to the year ended December 31, 2019. The increase is due to amortization of debt issuance costs for warrants and convertible debt.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For fiscal year ended December 31, 2020, provision for income taxes totaled $76,831,828, compared to $15,203,221 for the prior fiscal year ended December 31, 2019. The increased income tax expense was primarily driven by greater taxable income in 2020.

Net Income (Loss)

Net income attributable to Verano LLC for fiscal year ended December 31, 2020 was $124,106,963, an increase of $142,540,983, compared to a net loss of $18,434,020, for fiscal year ended December 31, 2019. The increase in net income was driven by the factors described above.

Plants of Ruskin- Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Revenue for the fiscal year ended December 31, 2020, was $105.7 million, representing an increase of $66.3 million, or 168%, compared to revenue of $39.4 million for the fiscal year ended December 31, 2019. The increase in revenue was driven by a full fiscal year of revenue from the 11 retail locations opened in prior years plus the addition of 18 locations.

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Cost of Goods Sold and Biological Assets

Cost of goods sold are derived from costs related to the internal cultivation. Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the fiscal year ended December 31, 2020 was $26.4 million, representing an increase of $13.3 million or 102% compared to cost of goods sold, excluding any adjustments to the fair value of biological assets, of $13.0 million for the fiscal year ended December 31, 2019. The increase was primarily driven by the increased revenue due to expansion. Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by Plants of Ruskin. Biological asset transformation totaled a net gain of $63.0 million and $12.1 million, for fiscal years ended December 31, 2020, and 2019, respectively, due to flower sales not approved for sale in Florida until 2019. In calculating the value of biological assets, a higher value is placed on oil infused products versus flower products.

Gross Profit

Gross profit before biological asset adjustments for the fiscal years ended December 31, 2020, and 2019, was $79.3 million and $26.3 million respectively, representing a gross margin on the sale of cannabis, cannabis extractions, and from related accessories of 75% and 67%, for the years ended December 31, 2020, and 2019, respectively. The increase in gross profit margin is mainly due to the expansion of the cultivation site. Gross profit after net gains on biological asset transformation for fiscal years ended December 31, 2020, and 2019, was $142.3 million and $38.4 million respectively, representing a gross margin of 135% and 98% for fiscal years ended December 31, 2020, and 2019, respectively.

Operating Expenses

Operating expenses for the fiscal year ended December 31, 2020, was $24.7 million, representing an increase of $16.1 million or 186% compared to operating expenses of $8.6 million for the fiscal year ended December 31, 2019, which represents 23% of revenue for the fiscal year ended December 31, 2020, compared to 22% of revenue for the prior year. The increase in operating expenses was attributable to the continued expansion in Florida.

Additionally, Plants of Ruskin had marketing and advertising expense of $1.0 million in 2020 which represented an increase from 2019 marketing and advertising expense of $0.6 million. This increase is primarily due to Plants of Ruskin’s operations in Florida of 29 retail dispensaries as of December 31, 2020, as compared to 11 retail dispensaries as of December 31, 2019. In addition, each retail location incurred a large amount of marketing expenses, particularly around the opening, ongoing online presence, and search engine optimization strategies for each location. Plants of Ruskin continues to implement certain key advertising and marketing strategies to raise awareness in the market of the brand and additional retail locations. Depreciation and amortization expense was $5.8 million for the fiscal year ended December 31, 2020, representing a $3.7 million increase from $2.1 million for the fiscal year ended December 31, 2019. The increase was due to the expansion of the cultivation site and continued expansion of retail dispensary locations.

Income from Operations

Income from operations for the fiscal year ended December 31, 2020, was $117.6 million, an increase of $87.8 million, or 294%, compared to income from operations of $29.8 million for the fiscal year ended December 31, 2019. The increase was driven by a full fiscal year of revenue from the 11 retail locations opened in prior years plus the addition of 18 retails locations (29 operating retail locations by year-end 2020).

Other Income (Expenses)

Other Income

Other income was $109,000 for the fiscal year ended December 31, 2020, compared to $36,000 for the fiscal year ended December 31, 2019. The increase was due to the increase in ATM commissions from the additional retail dispensary locations.

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Other Expenses

Other expenses were $1.4 million for the fiscal year ended December 31, 2020, compared to $345,000 for the fiscal year ended December 31, 2019. The increase was primarily due to increased leased dispensary locations and implementing IFRS 16 – Lease Accounting (“IFRS 16”).

Total Assets

Total assets increased by $109.7 million to $186.9 million for the fiscal year ended December 31, 2020, from $77.2 million for the fiscal year ended December 31, 2019. The increase was due to the continued expansion of retail

AME Group - Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Operating Revenue for fiscal year ended December 31, 2020 and 2019 was $20.6 million and $14.5 million respectively, an increase of $6.1 million year over year. Operating revenue consists of sales out of the Müv dispensary, wholesale sales consisting of product sold to other dispensaries within the state of Arizona, MüvHealth CBD products, and other revenue. Most sales come from dispensary sales and wholesale sales.

Wholesale Revenue increased $1.5 million year over year. The increase is due to two main drivers. The first is the increase in gummy sales. During 2020, the AME Group produced Wana gummy products increased in sales by $2.1 million. This is due in large part to the popularity of the product and the introduction of a 300 mg product. The second driver for the increase in sales relates to bulk flower. In the fourth quarter of 2019 the bulk price per pound of Müv flower was increased. As demand increased in 2020, the AME Group continued to increase the price. The average wholesale price for a pound of flower increased on average $635/lb. from 2019. While the total pounds sold through wholesale decreased year over year, total revenue related to bulk flower sales remained unchanged. The flower that would have been sold wholesale was routed to the dispensary where flower sales averaged $360/lb. more than if sold wholesale.

During 2020, the cultivation site reached capacity and some product categories were no longer sold through the wholesale channel. Concentrates (shatter, crumble, etc.) and Vape Cartridges were sold through the dispensary but not wholesale. With the limitations in production capacity biomass resources were allocated to the production of gummies, flower, and enough of the other product categories to sell through the dispensary.

In 2020 total pounds sold of flower were 2,548 lbs., an increase of 448 lbs. (21%) from 2019. While this allowed for record sales in 2020, it was determined early in 2020 that the AME Group needed to expand production capacity. An additional 2,000+ square foot flower room was placed in service in Q4 of 2020. The first harvest date was in the fourth quarter of 2020, with the biomass beginning to be sold in 2021. In addition, the AME Group entered a contract to build a semi-enclosed greenhouse on the property it purchased in 2020. Phase One of the Greenhouse (55,000 square feet) is set to be completed in Q3 of 2021. Phase one is anticipated to produce over 8,000 lbs. of flower per year, and a similar volume of trim will be available for extraction.

Cost of Revenues and Biological Assets

Cost of Revenues are derived from cost related to the internal cultivation and production of cannabis and from retail and wholesale purchases made from other licensed producers operating within our state markets. Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by the AME Group. In 2020, the AME Group focused on selling their Müv products out of their dispensaries. This resulted in a 254% increase in products sold through the AME Group dispensaries. This in turn reduced the Cost of Revenue for Dispensary sales since the produced product have a lower cost than 3rd party products that would have otherwise been purchased.

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General and Administrative Expenses

2020 Selling, General, and Administrative (“SG&A”) expenses are comprised of General and Administrative expenses and the costs associated with operating the dispensary and wholesale sales departments. Year over Year these costs increased by $236,000. The driver of the increase is related to legal expenses accrued at year end to account for fees incurred stemming from the Business Combination. At the beginning of the COVID pandemic the dispensary also extended its hours to try and avoid large crowds. This also factors into the increase for the year. If the accrued legal fees are excluded, then year over year SG&A costs are flat.

Depreciation and Amortization

In 2020 certain assets were written off. This resulted in a loss on the disposal of the assets, but the overall Depreciation expense for the year was also reduced. Amortization expense for the year consists of 3 intangible assets. The Cultivation and Management Fee Agreement between Agronomy Innovations LLC and Fort Consulting, a Right to Use agreement, and a buyout of investor equity dating back to 2015. Both the Right to Use and Buyout intangible assets were written down to zero in 2020. Going forward, the only intangible asset to be amortized is the Cultivation and Management Fee Agreement to the dispensary where flower sales averaged $360/lb. more than if sold wholesale.

Provision for Income Taxes

Fort Consulting, LLC is a non-profit entity for Arizona income tax purposes and elected to be taxed as a C-corporation for U.S. Federal tax purposes. Therefore, income taxes are provided for the tax effects of transactions in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and labilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. AME LLC accounts for uncertain tax positions in accordance with the provisions of IFRS 12, Income Taxes (“IFRS 12”). IFRS 12 provides a comprehensive model for the recognition, measurement, and disclosure in the financial statements of uncertain tax positions that AME LLC has taken or expects to take on a tax return. Under this standard, AME LLC can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Verano LLC - Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenue

Revenue for the year ended December 31, 2019 was $65,968,292 an increase of $34,872,831, or 112%, compared to revenue of $31,095,461 from the year ended December 31, 2018. The increase was primarily due to increased supply capacity and demand in Illinois, along with strong performance in Maryland and Nevada.

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Cost of Goods Sold and Biological Assets

Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis and for retail purchases of finished goods, such as flower, edibles and concentrates.

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the year ended December 31, 2019 was $38,469,325 an increase of $20,088,975, or 109%, from the year ended December 31, 2018. This increase is primarily due to production costs of cannabis in the Illinois cultivation facility, along with Maryland and Nevada. On the retail side, this increase is due to expansion of sales and continued store openings.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. In addition, the cost of sales also includes products and costs related to other products acquired from other producers and sold by Verano LLC.

Biological asset transformation totaled a net gain of $14,563,903, for fiscal year ended December 31, 2019, up 134% or $6,211,203 from prior fiscal year ended December 31, 2018.

Gross Profit

Gross profit before biological asset adjustments for the fiscal year ended December 31, 2019 was $27,498,967, representing a gross margin on the sale of cannabis, cannabis extractions and edibles and from related accessories of 41.7%. This is compared to gross profit before biological asset adjustments for the fiscal year ended December 31, 2018 of $12,715,111, which represented a 40.9% gross margin.

Gross profit after net gains on biological asset transformation for fiscal year ended December 31, 2019 was $42,062,870, representing a gross margin of 63.8%, compared with gross profit after net gains on biological asset transformation of $18,926,314, or 60.9% gross margin, for the fiscal year ended December 31, 2018.

Total Expenses

Total expenses for fiscal year ended December 31, 2019 were $37,810,559, an increase of $27,180,117 or 209%, compared to total expenses of $10,630,442 for fiscal year ended December 31, 2018, which represents 57.3% of revenue for the fiscal year ended December 31, 2019 compared to 34.2% of revenue for the prior year. Increase in total expenses was attributable to an increase in general and administrative expenses, totaling $28,106,966 for fiscal year ended December 31, 2019, an increase of $21,327,796 or 314.6%, due to an increase in headcount from Verano LLC’s primary operating markets, start-up costs in new markets, and significant transaction expense related to the acquisition by Harvest Health & Recreation.

Total Other Income (Expense)

Total other income for the year ended December 31, 2019 was $6,787,494, an increase of $3,693,870 when compared to the year ended December 31, 2018. The increase is due to a loss on deconsolidation in 2019 related to an Illinois dispensary offset by amortization of debt issuance costs for warrants in 2018.

Provision for Income Taxes

In 2019, Verano LLC elected to be taxed as a C Corporation. For the year December 31, 2018, Verano LLC was treated as a limited liability company and, accordingly, taxable income and losses flowed through to the respective members. Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For fiscal year ended December 31, 2019, provision for income taxes totaled $15,203,221 compared to $1,771,912 for the prior fiscal year ended December 31, 2018.

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On September 15, 2018, Verano LLC closed on a roll-up transaction of its licenses and operations, which combined all of Verano LLC’s operational and ownership structure. Prior to the roll-up transaction, these businesses were managed by Verano LLC’s senior management.

Net Income (Loss)

Net operating loss for fiscal year ended December 31, 2019 was $18,434,020, an increase of $17,872,037, compared to a net loss of $561,983 for fiscal year ended December 31, 2018. The increase in net operating loss was driven by the factors described above.

B.	Liquidity and Capital Resources

Six Months Ended June 30, 2021

As of June 30, 2021, the Company had total current liabilities of $287,162,802 and cash and cash equivalents of $149,671,398 compared to Verano LLC as of December 31, 2020, which had current liabilities of $122,524,484 and cash and cash equivalents of $16,494,365 to meet its current obligations. As of June 30, 2021, the Company had working capital of $284,867,278 compared to Verano LLC’s working capital of $80,499,032 as of December 31, 2020. The significant increase in working capital is due to the increases in cash, inventory and biological assets driven by market expansion and accretive acquisitions made in Illinois, Arizona, Florida and Pennsylvania, and the Company’s $100 million upsize in its debt facility.

Cash Flows

Cash Flow from Operating Activities

Net cash provided in operating activities was $65,623,790 for the six months ended June 30, 2021, an increase of $22,910,583 or 54%, compared to cash provided of $42,713,207 for the six months ended June 30, 2020. The increase in net cash provided in operating activities was primarily due to an increased operational footprint from the prior year.

Cash Flow from Investing Activities

Net cash used in investing activities was $(39,374,825) for the six months ended June 30, 2021, an increase of $7,017,893 or 22%, compared to $(32,356,931) for the six months ended June 30, 2020. The increase in net cash used in investing activities was primarily due to an increase in investment of property and equipment.

Cash Flow from Financing Activities

Net cash provided by financing activities was $106,928,068 for the six months ended June 30, 2021, an increase of $106,449,340 compared to $478,728 of cash provided for the six months ended June 30, 2020. The increase in net cash provided by financing activities was primarily due to significant increases in proceeds from the reverse take-over financing, cash received in warrant private placement, and $100 million credit upsize that occurred in May 2021.

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Contractual Obligations

The Company’s contractual obligations primarily consist of lease liabilities related to real estate as well as promissory and convertible notes to fund business activity such as acquisitions and capital expenditures.

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-2 Years	3-4 Years	5 Years and After
Long Term Debt	$139,450,916	$1,156,119	$135,351,818	$364,486	$2,578,493
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	$61,778,620	$4,345,623	$16,824,141	$14,210,045	$26,398,811
Purchase Obligations (1)	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations (2)	Nil	Nil	Nil	Nil	Nil
Total Contractual Obligations	$201,229,536	$5,501,742	$152,175,959	$14,574,531	$28,977,304

Notes

(1) “Purchase Obligations” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price considerations; and the approximate timing of the transaction.

(2) “Other Long-Term Obligations” means other long-term liabilities reflected on the Company’s balance sheet, excluding deferred income taxes.”

The financial performance and its cash flows for the six months ended on June 30, 2021, and 2020 were evaluated in accordance with IFRS. All future financial information and documents will be reported under IFRS.

Off-Balance Sheet Arrangements

As of June 30, 2021, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

C.	Research and Development

During the past three years, research and development activities of the Company, Verano LLC and the AME Parties have primarily focused on developing and improving more efficient and sustainable cultivation and manufacturing methodologies and equipment in order to increase yields and maintain the quality of its products. This includes research on lighting methods, air controls, racking and stacking, growing media, nutrient mixtures, pest management techniques, ambient controls, and automation.

The Company also engages in research and development activities focused on creating new extracted or infused products, and breeding new strains and varietals.

The Company estimates that costs associated with ongoing research and development will be approximately $1,000,000 through the end of 2021, including costs associated with obtaining the necessary equipment for production.

D	Trend Information

The Company operates in competitive, highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. The Company collects and analyzes internal data and market data for predictive analysis to be used in its strategic and tactical business decisions involving marketing, product demand and expansion. Market inputs include product trends and purchasing patterns by area to enable the Company to predict desirable products, product mix and quantities in specified markets. Historical data includes sales transactions which allows the Company to assess sales trends, quantities dispensed and category of products sold by location and time period. The data is used for regression and predictive analysis to enable the Company to meet market trends and evolving demand through cultivation and production planning, expansion and marketing.

E.	Critical Accounting Estimates

Not applicable.

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ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The below table and biographies provide information regarding the Company’s directors (the “Directors”) and executive officers as of September 20, 2021. The business address for each director and executive officer is 415 North Dearborn Street, 4th Floor, Chicago, Illinois, 60654.

Name, Age and Residence	Positions	Previous Occupation	Officer/Director Since
George Archos(1) Age: 42 Illinois, USA	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Verano Holdings, LLC	February 11, 2021

John Tipton Age: 60 Florida, USA	President	Chief Executive Officer of Plants of Ruskin GPS, LLC and RVC 360, LLC	February 11, 2021

Brian Ward Age: 34 Illinois, USA	Chief Financial Officer	Chief Financial Officer of Verano Holdings, LLC	February 11, 2021

Darren Weiss Age: 37 Maryland, USA	General Counsel and Chief Legal Officer	General Counsel of Verano Holdings, LLC	February 11, 2021

Aaron Miles Age: 43 Illinois, USA	Chief Investment Officer	Head of Capital Markets of Verano Holdings, LLC; Head of Capital Markets of Cresco Labs, Inc.	June 1, 2021

R. Michael Smullen Age: 66 Florida, USA	Director and Corporate Secretary	Co-Founder, Chairman & Chief Executive Officer of Alternative Medical Enterprises, LLC	February 11, 2021

Edward Brown(1), (2) Age: 58 Florida, USA	Director	Chairman of Clear Golf; Chairman of Selfless Love Foundation; Chief Executive Officer of The Patron Spirit’s Company AG	February 11, 2021

Cristina Nuñez(1), (2) Age: 36 Florida, USA	Director	Co-Founder & Partner, True Beauty Ventures LP; Founder, Kensington Venture Partners LLC	February 11, 2021

Notes:

(1)	Member of the audit committee of the Board.
(2)	Member of the compensation committee of the Board.

George Archos, Chairman and Chief Executive Officer

Mr. Archos has served as Chairman and Chief Executive Officer of the Company since February 2021. Mr. Archos co-founded Verano LLC in September 2017, and served as Verano LLC’s Chairman and Chief Executive Officer until February 2021 when Verano LLC became a subsidiary of the Company. Mr. Archos has significant executive-level experience in the logistics, delivery and operations business verticals. Mr. Archos entered the cannabis industry in 2014 when he founded Ataraxia Grow and Labs, an Illinois based medical cannabis growth and cultivation company (“Ataraxia”), where he led Ataraxia’s successful effort to obtain Illinois’ first issued medical cannabis growth license. Mr. Archos began his career in the hospitality industry in 2001, and is President and Owner of eight restaurants located throughout the state of Illinois. Mr. Archos received his Bachelor’s Degree from Loyola University where he studied communications and philosophy.

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John Tipton, President

Mr. Tipton has served as President of the Company since February 2021. Beginning in 1997, Mr. Tipton served as Chief Executive Officer of Artesian Farms, Dickman Investments and Plants of Ruskin, a subsidiary of the Company since February 2021. Mr. Tipton’s acumen in accounting, finance, agriculture, and construction have been directly applied in his role as founder and Chief Executive Officer of Plants of Ruskin. As Chief Executive Officer of Plants of Ruskin, Mr. Tipton successfully spearheaded the acquisition of a highly coveted vertically integrated medical marijuana treatment center license in Florida. From 1989 to 1997, Mr. Tipton acted as Chief Financial Officer of Harloff Farms. Mr. Tipton earned a degree in accounting (magna cum laude) from Wheeling College in 1988 and has been a registered CPA since 1993.

Brian Ward, Chief Financial Officer

Mr. Ward has served as Chief Financial Officer of the Company since February 2021. From December 2019 to February 2021, Mr. Ward served as Chief Financial Officer of Verano LLC, a subsidiary of the Company since February 2021. Mr. Ward was employed with Navigant Consulting (“Navigant”), a large publicly-traded consulting firm in various leadership capacities from February 2016 to December 2019. His roles with Navigant spanned from Finance Director & Controller for a successful start-up healthcare joint venture to leading internal audit, corporate governance compliance, and enterprise risk management functions. Mr. Ward began his career working in financial analysis for 3M in 2009 before spending a number of years in consulting. Mr. Ward led large global teams with Baker Tilly in 2010 and 2011, and KPMG International Limited, one of the “big four” accounting firms (“KPMG”), from 2011 to 2015. During his time with KPMG and Baker Tilly, Mr. Ward served clients across numerous industries, and advised multiple clients through IPO readiness and successful public offerings. Mr. Ward received his Bachelor’s Degree in 2009 from the University of Wisconsin, La Crosse.

Darren Weiss, General Counsel and Chief Legal Officer

Mr. Weiss has served as General Counsel and Chief Legal Officer of the Company since February 2021. Mr. Weiss joined Verano LLC in September 2017, and served as Verano LLC’s General Counsel and Chief Legal Officer until February 2021 when Verano LLC became a subsidiary of the Company. From March 2015 to September 2017, Mr. Weiss was a Principal at Offit Kurman, a prominent law firm, where he led the firm’s cannabis practice. Mr. Weiss currently sits on the Executive Committee and Board of the Maryland Wholesale Medical Cannabis Trade Association, was named to the Baltimore Business Journal’s 40 Under 40 List, was awarded the 2016 Innovator of the Year prize, and is identified as a 2017 People to Know in the Law. Mr. Weiss received his Bachelor’s Degree magna cum laude from Washington University in St. Louis in 2005 and his Juris Doctorate cum laude from George Mason University School of Law in 2010. Prior to his legal career, from 2005 through 2007, Mr. Weiss worked as a business consultant with performancesoft, Inc. (later Actuate Corp.), where he provided performance management and business operational consulting services for public and private-sector clients.

Aaron Miles, Chief Investment Officer

Mr. Miles has served as Chief Investment Officer of the Company since June 2021. Mr. Miles joined Verano LLC in September 2020, and served as Head of Investor Relations of Verano LLC and the Company until his promotion in June 2021. Mr. Miles has worked in a finance capacity for more than 19 years with capital markets, investor relations, treasury, mergers and acquisitions and communication responsibilities throughout a career that has spanned organizations including Cresco Labs from September 2018 to May 2019 and December 2019 to September 2020, the New York Stock Exchange from May 2019 to December 2019, Tribune Publishing from June 2017 to August 2019, Navigant Consulting from December 2014 to June 2017, the CME Group from May 2011 to October 2014, and Abbott Labs from June 2008 to May 2011. Mr. Miles graduated from Central Michigan University in 2002 with a Bachelor of Science in Economics, and from Walsh College in 2005 with a Master of Science in Finance.

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R. Michael Smullen, Director and Corporate Secretary

Mr. Smullen has served as Corporate Secretary and a Director of the Company since February 2021. Mr. Smullen co-founded AME LLC in October 2014, and served as AME LLC’s Chief Executive Officer and Chairman until February 2021 when the AME Parties were acquired by the Company. Prior to entering the cannabis industry, Mr. Smullen spent 31 years in the pharmaceutical and biotech industries, where he built and led commercial operations for several companies. From May 1994 to July 2007, Mr. Smullen held various executive-level positions with MedImmune, LLC, a pharmaceutical company based in Maryland (“MedImmune”), which successfully launched the first monoclonal antibody approved in the U.S. for an infectious disease. In 2007, Mr. Smullen was part of the executive team that secured MedImmune’s $15.8 billion acquisition by AstraZeneca plc. Mr. Smullen graduated from Norwich University in 1976 and holds degrees in History and Criminal Justice.

Cristina Nuñez, Director

Ms. Nuñez has served as a Director of the Company since February 2021. Ms. Nuñez is a Partner with True Beauty Ventures, which she co-founded in April 2021. True Beauty Ventures is an emerging growth venture capital fund focused on identifying, partnering with, and scaling beauty, wellness and personal care companies. Prior to launching True Beauty Ventures in 2020, Ms. Nuñez spent half of her career as an operator in beauty and wellness. From May 2017 through April 2019, she was the General Manager and Chief Operating Officer of Clark’s Botanicals, a clean, botanical skincare brand with international ecommerce and prestige wholesale distribution. From October 2014 to May 2017, Ms. Nuñez held various executive leadership and operating roles at Laura Geller Beauty, a global, prestige makeup brand. Ms. Nuñez spent seven years with various prominent private equity firms and investment banks, including Tengram Capital Partners, L Catterton and UBS. Ms. Nuñez graduated magna cum laude from Duke University in May 2007 and holds a Bachelor of Arts with Highest Distinction in Public Policy Studies and Political Science.

Edward Brown, Director

Mr. Brown has served as a Director of the Company since February 2021. Since January 2020, Mr. Brown has served as Chairman and Chief Executive Officer of Clear Sports, an innovative sports equipment company. From June 2000 through December 2019, Mr. Brown served as Chief Executive of The Patron Spirit’s Company AG (“Patron”), where he led the growth of the Patron brand as one of the largest ultra-premium tequilas in the world. In 2018, Mr. Brown completed the sale of the Patron brand to Bacardi Limited for $5.1 billion, the single largest reported brand sale at such time. Prior to joining Patron, Mr. Brown spent ten years with Seagram Company Ltd., then one of the largest liquor companies in the world, where he held many executive positions between 1990 and 2000. Mr. Brown graduated from the University of Texas in 1985 and holds a Bachelor of Business Administration in Marketing.

B.	Compensation

The following table sets forth all compensation paid, payable, awarded, given or otherwise provided, directly or indirectly, by the Company or any subsidiary of the Company, to our Directors, and named executive officers (as determined in accordance with Canadian securities laws applicable to the Company) (“Named Executive Officers”), that served in such capacities for the year ended December 31, 2020, for whom disclosure is required pursuant to the securities laws of Canada applicable to the Company.

The Company’s non-employee Directors, Mr. Brown and Ms. Nuñez, joined the Board upon the consummation of the RTO, and as such did not receive any compensation from the Company or any of its subsidiaries during the year ended December 31, 2020.

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Name and Position	Year	Salary, Consulting Fee, Retainer or Commission	Bonus	Committee or Meeting Fees	Value of All Other Compensation	Total Compensation
George Archos, Chairman, Chief Executive Officer and Director(1)	2020	$475,000	$81,250	Nil	Nil	$556,250
John Tipton, President(2)	2020	$340,000	$250,000	Nil	Nil	$590,000
Brian Ward, Chief Financial Officer(1)	2020	$166,346	$82,500	Nil	Nil	$248,846
R. Michael Smullen, Director and Corporate Secretary(2)	2020	$225,000	Nil	Nil	Nil	$225,000
Cristina Nuñez, Director(3)	2020	Nil	Nil	Nil	Nil	Nil
Edward Brown, Director(3)	2020	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Reflects compensation paid to Messrs. Archos and Ward from Verano LLC during the year ended December 31, 2020.
(2)	Reflects compensation paid to Messrs. Tipton and Smullen from Plants of Ruskin and AME LLC, respectively, during the year ended December 31, 2020.
(3)	Ms. Nuñez and Mr. Brown joined the Board in February 2021, and received no compensation during the year ended December 31, 2020.

Stock Options and Other Compensation Securities

No compensation securities were granted or issued to members of our management team and directors during the year ended December 31, 2020.

Exercise of Compensation Securities by Directors and Named Executive Officers

There were no compensation securities exercised by the Company’s Named Executive Officers and directors during the year ended December 31, 2020.

Employment, Consulting and Management Agreements

During the year ended December 31, 2020, the Company did not have any employment agreements with any of its employees and did not have any termination or change of control obligations.

Since the completion of the RTO, the Company has entered into employment agreements with its officers. The following are merely summaries of the relevant agreements the Company has with the Named Executive Officers (as determined in accordance with Canadian securities laws applicable to the Company) and are qualified in their entirety by reference to the full text of the agreements with Messrs. Archos, Tipton, Ward and Smullen which are filed as Exhibits 4.9, 4.10, 4.11 and 4.12 hereto.

George Archos, Chief Executive Officer and Chairman

On February 18, 2021, the Company entered into an employment agreement (the “Archos Employment Agreement”) with George Archos in his capacity as Chief Executive Officer of the Company, for a period of three years. The Archos Employment Agreement automatically renews following the initial three-year term for successive one-year terms unless either party gives the other party at least 30 days’ notice of its election not to renew.

Mr. Archos is entitled to a base annual salary of no less than $375,000 and a cash bonus at the end of each calendar year in a targeted amount of $200,000 that is based upon the Company’s and the executive’s performance. Mr. Archos is also eligible to receive awards of equity incentives granted pursuant to the Company’s 2021 Equity Incentive Plan.

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The Archos Employment Agreement terminates upon Mr. Archos’ death or permanent disability or incapacity or may be terminated by the Company at any time with or without Cause (as defined in the Archos Employment Agreement). If the Archos Employment Agreement is terminated either by the Company for Cause or by Mr. Archos during the employment period, Mr. Archos will be entitled to receive his accrued obligations up to the termination date and will not be entitled to any other compensation. If the Archos Employment Agreement is terminated without Cause by the Company, then Mr. Archos will receive, for a period of ten consecutive months, (i) his base salary (prorated monthly), and (ii) an amount equal to the monthly premiums or cost of coverage under COBRA for Mr. Archos applicable to the Company’s group health plans. If the Archos Employment Agreement is terminated as a result of Mr. Archos’ death, permanent disability or incapacity during the employment period, Mr. Archos’ representatives or beneficiaries will be entitled to receive the accrued obligations.

The Archos Employment Agreement is subject to restrictive covenants including a non-competition covenant and non-solicitation covenant for a period terminating on the second anniversary of the termination date along with restrictive covenants regarding confidentiality and intellectual property.

John Tipton, President

On March 31, 2021, the Company entered into an employment agreement (the “Tipton Employment Agreement”) with John Tipton in his capacity as President of the Company for a period of two years. The Tipton Employment Agreement renews automatically following the initial two-year term for successive one-year terms unless either party gives the other party at least 30 days’ notice of its election not to renew.

Mr. Tipton is entitled to a base annual salary of no less than $100,000. He is also entitled to four separate performance bonuses, each paid in combination of one-half cash and one-half Proportionate Voting Shares (or Subordinate Voting Shares, at the Company’s discretion) based upon the gross sales for the Company’s Florida and Arizona operations acquired in the Business Combination. Mr. Tipton received the first $1,000,000 bonus in April 2021. Mr. Tipton also received a signing bonus in the amount of $1,000,000.

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The Tipton Employment Agreement terminates upon Mr. Tipton’s death or permanent disability or incapacity or may be terminated by the Company at any time with or without Cause (as defined in the Tipton Employment Agreement). If the Tipton Employment Agreement is terminated either by the Company or by Mr. Tipton during the employment period, then Mr. Tipton will be entitled to receive his accrued obligations up to the termination date and unpaid performance bonuses. If the Tipton Employment Agreement is terminated as a result of Mr. Tipton’s death, permanent disability or incapacity during the employment period, Mr. Tipton’s representatives or beneficiaries will be entitled to receive the accrued obligations and any performance bonuses unpaid as of the termination date.

The Tipton Employment Agreement is subject to restrictive covenants including a non-competition covenant and non-solicitation covenant for a period terminating on the third anniversary of the Termination Date along with restrictive covenants regarding confidentiality and intellectual property.

Brian Ward, Chief Financial Officer

On February 18, 2021, the Company entered into an employment agreement (the “Ward Employment Agreement”) with Brian Ward in his capacity as Chief Financial Officer of the Company for a period of three years. The Ward Employment Agreement automatically renews following the initial three-year term for successive one-year terms unless either party gives the other party at least 30 days’ notice of its election not to renew.

Mr. Ward is entitled to a base annual salary of no less than $350,000 and a cash bonus at the end of each calendar year in a targeted amount of $150,000 that is based upon the Company’s and the executive’s performance. Mr. Ward is also eligible to receive certain stock-based awards granted pursuant to the Company’s 2021 Equity Incentive Plan.

The Ward Employment Agreement terminates upon Mr. Ward’s death or permanent disability or incapacity or may be terminated by the Company at any time with or without Cause (as defined in the Ward Employment Agreement). If the Ward Employment Agreement is terminated either by the Company for Cause or by Mr. Ward during the employment period, Mr. Ward will be entitled to receive his accrued obligations up to the termination date and will not be entitled to any other compensation. If the Ward Employment Agreement is terminated without Cause by the Company, then Mr. Ward will receive, for a period of ten consecutive months, (i) his base salary (prorated monthly), and (ii) an amount equal to the monthly premiums or cost of coverage under COBRA for the executive applicable to the Company’s group health plans. If the Ward Employment Agreement is terminated as a result of Mr. Ward’s death, permanent disability or incapacity during the employment period, Mr. Ward’s representatives or beneficiaries will be entitled to receive the accrued obligations.

The Ward Employment Agreement is subject to restrictive covenants including a non-competition covenant and non-solicitation covenant for a period terminating on the second anniversary of the Termination Date along with restrictive covenants regarding confidentiality and intellectual property.

R. Michael Smullen, Corporate Secretary and Director

On March 31, 2021, the Company entered into an employment agreement (the “Smullen Employment Agreement”) with R. Michael Smullen in his capacity as Secretary of the Company for a period of two years. The Smullen Employment Agreement renews automatically following the initial two-year term for successive one-year terms unless either party gives the other party at least 30 days’ notice of its election not to renew.

Mr. Smullen is entitled to a base annual salary of no less than $100,000. He is also entitled to four separate performance bonuses, each paid in combination of one-half cash and one-half Proportionate Voting Shares (or Subordinate Voting Shares, at the Company’s discretion) based upon the gross sales for the Company’s Florida and Arizona operations acquired in the Business Combination. Mr. Smullen received the first $1,000,000 bonus in April 2021. Mr. Smullen also received a signing bonus in the amount of $1,000,000.

The Smullen Employment Agreement terminates upon Mr. Smullen’s death or permanent disability or incapacity or may be terminated by the Company at any time with or without Cause (as defined in the Smullen Employment Agreement). If the Smullen Employment Agreement is terminated either by the Company or by Mr. Smullen during the employment period, then Mr. Smullen will be entitled to receive his accrued obligations up to the termination date and unpaid performance bonuses. If the Smullen Employment Agreement is terminated as a result of Mr. Smullen’s death, permanent disability or incapacity during the employment period, Mr. Smullen’s representatives or beneficiaries will be entitled to receive the accrued obligations and any performance bonuses unpaid as of the termination date.

The Smullen Employment Agreement is subject to restrictive covenants including a non-competition covenant and non-solicitation covenant for a period terminating on the third anniversary of the termination date along with restrictive covenants regarding confidentiality and intellectual property.

Stock Option Plans and Other Incentive Plans

The Company’s 2021 Equity Incentive Plan (the “Equity Incentive Plan”) was adopted by the Company’s shareholders and became effective upon the consummation of the RTO in accordance with the Plan of Arrangement.

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Purpose

The purpose of the Equity Incentive Plan is to enable the Company and its affiliated companies to: (i) promote and retain employees, officers, consultants, advisors and directors capable of assuring the future success of the Company; (ii) to offer such persons incentives to put forth maximum efforts; and (iii) to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and shareholders.

The Equity Incentive Plan permits the grant of: (i) nonqualified stock options (“Company NQSOs”) and incentive stock options (“Company ISOs”) (collectively, “Company Options”); (ii) restricted stock awards; (iii) restricted stock units (“Company RSUs”); (iv) stock appreciation rights (“Company SARs”); (v) performance compensation awards; and (vi) other stock-based awards, which are referred to herein collectively as “Awards”, as more fully described below.

Eligibility

Any of the Company’s employees, officers, directors, consultants (who are natural persons) (the “Participants”) are eligible to participate in the Equity Incentive Plan if selected by the Compensation Committee. The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee taking into account the nature of the services rendered by the respective Participants, their historical contributions to the success of the Company’s predecessor entities or affiliates, present and potential contributions to the success of the Company or such other factors as the Compensation Committee determines, based on its judgment as to the best interests of the Company and its shareholders, and therefore cannot be determined in advance.

The maximum number of Subordinate Voting Shares that may be issued under the Equity Incentive Plan will be determined by the Board from time to time, but in no case will exceed, in the aggregate, 10% of the number of common shares (the “Company Shares”) then outstanding (whereby the Proportionate Voting Shares are calculated on an as-converted to Subordinate Voting Share basis). Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant will again be available for Awards under the Equity Incentive Plan. Other than an award made pursuant to any election by the director to receive an award in lieu of all or a portion of annual and committee retainers and meeting fees, no non-employee director may be granted any award or Awards denominated in Subordinate Voting Shares that exceed in the aggregate $1,000,000 in any calendar year. If, and so long as, the Company is listed on the CSE, the aggregate number of Company Shares issued or issuable to persons providing investor relations activities (as defined in CSE policies) as compensation within a one-year period, will not exceed 1% of the total number of Subordinate Voting Shares then outstanding. For the purposes of the Equity Incentive Plan, the term outstanding Subordinate Voting Shares includes the number of Subordinate Voting Shares issuable on conversion of the Proportionate Voting Shares.

In the event of: (i) any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company; (ii) issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company or other similar corporate transaction or events which affects the Subordinate Voting Shares; (iii) unusual or nonrecurring events affecting the Company, the financial statements of the Company; or (iv) changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation Committee may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (A) the number and kind of shares which may thereafter be issued in connection with Awards, (B) the number and kind of shares issuable in respect of outstanding Awards, (C) the purchase price or exercise price relating to any Award or, if deemed appropriate, provide for a cash payment with respect to any outstanding Award, and (D) any share limit set forth in the Equity Incentive Plan.

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Awards

Options

The Compensation Committee is authorized to grant Company Options to purchase Subordinate Voting Shares that are either Company ISOs, meaning they are intended to satisfy the requirements of Section 422 of the Code, or Company NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Company Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Equity Incentive Plan, unless the Compensation Committee determines otherwise, in the event that a Company Option is substituted for another Company Option in connection with a corporate transaction, the exercise price of the Company Option will not be less than the fair market value (as determined under the Equity Incentive Plan) of the shares at the time of grant. Company Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of a Company Option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of a Company ISO granted to a shareholder of the Company who holds more than 10% of Company Shares). Payment in respect of the exercise of a Company Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Compensation Committee may determine to be appropriate. Additional minimum provisions set forth in the Equity Incentive Plan will apply to awards granted to California participants if such award is granted in reliance on Section 25102(o) of the California Corporations Code.

Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Compensation Committee may condition the expiration of the restriction period, if any, upon: (i) the Participant’s continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Compensation Committee; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to those conditions which are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

RSUs

Company RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee, after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the Company RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Compensation Committee may, in its discretion, accelerate the vesting of Company RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Company, the unvested portion of the Company RSUs will be forfeited.

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Stock Appreciation Rights

A Company SAR entitles the recipient to receive, upon exercise of the Company SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the Company SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the Company SAR may become exercisable and permissible dates or periods on or during which the Company SAR will be exercisable. No Company SAR may be exercised more than ten years from the grant date. Upon a Participant’s termination of service, the same general conditions applicable to Company Options as described above would be applicable to the Company SAR.

Other Stock-Based Awards

The Compensation Committee may grant other awards that are denominated or valued in whole or in part by reference to Subordinate Voting Shares. The Compensation Committee will determine the terms and condition of such awards. No Other Stock-Based Award will contain a purchase right or option-like exercise feature.

Administration of the Equity Incentive Plan

The Compensation Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan will be nontransferable except by will or by the laws of descent and distribution. No Participant will have any rights as a shareholder with respect to Subordinate Voting Shares covered by Company Options, Company SARs, restricted stock awards, Company RSUs or other stock-based awards, unless and until such Awards are settled in Subordinate Voting Shares.

No Company Option (or, if applicable, Company SARs) will be exercisable, no Subordinate Voting Shares will be issued, no certificates for Subordinate Voting Shares will be delivered and no payment will be made under the Equity Incentive Plan except in compliance with all applicable laws.

The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination will be subject to the approval of the Company’s shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of any applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, takeover bid or tender offer, repurchase or exchange of Subordinate Voting Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company will enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided, however that the consummation of the event subsequently occurs):

●	termination of the Award, whether or not vested, in exchange for cash or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights,

●	the replacement of the Award with other rights or property selected by the Compensation Committee or the Board, in its sole discretion,

●	assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or will be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices,

●	that the Award will be exercisable or payable or fully vested with respect to all Subordinate Voting Shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or

●	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

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Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

The above is a summary description of the material terms of the Equity Incentive Plan, with such description being qualified in its entirety by reference to the full text of the Equity Incentive Plan which is attached hereto as Exhibit 4.13.

Oversight and Description of Director and Executive Officer Compensation

The Company’s compensation practices are designed to retain, motivate and reward its executive officers for their performance and contribution to the Company’s long-term success. The Board seeks to compensate the Company’s executive officers by combining short and long-term cash and equity incentives. These practices are intended to reward the achievement of corporate and individual performance objectives, and to align executive officer incentives with shareholder value creation. The Board seeks to tie individual goals to the area of each executive officer’s primary responsibility. These goals may include the achievement of specific financial or business development goals. The Board also intends to set Company performance goals that reach across all business areas and include achievements in finance, business development and corporate development.

The Compensation Committee reviews the executive compensation arrangements for the Chief Executive Officer, President, Chief Legal Officer, Chief Financial Officer and other senior officers of the Company and makes recommendations regarding such executive compensation arrangements to the Board.

Benchmarking

The executive team is expected to establish an appropriate comparator group for purposes of setting the future compensation of executive officers.

Elements of Compensation

The compensation of executive officers is comprised of the following major elements: (i) base salary; (ii) an annual, discretionary cash bonus; and (iii) Awards granted under the Equity Incentive Plan and any other equity plan that may be approved by the Board from time to time. These principal elements of compensation are described below.

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Company’s success, each executive officer’s experience and expertise, the position and responsibilities of such executive officer, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Annual Cash Bonus

Annual bonuses may be awarded based on qualitative and quantitative performance standards, and will reward performance of executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry, and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

Equity-Based Compensation

The Board may also decide to grant Awards pursuant to the Equity Incentive Plan in the future. For further details in respect of the Equity Incentive Plan, see “Item 6.B - Compensation”.

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Compensation of Directors

The Company does not pay compensation to any of its employee Directors and only pays compensation to its non-employee Directors. Director compensation is comprised of cash (including annual fees for attending meetings of the Board and additional compensation for acting as chairs of committees of the Board) or Awards granted in accordance with the terms of the Equity Incentive Plan and the CSE policies, or a combination of both. All Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. In addition, the Company maintains directors and officers insurance for the benefit of all of its Directors.

Cristina Nuñez and Edward Brown are currently the independent Directors of the Company, and they are each entitled to an annual fee of $45,000, paid in equal installments quarterly, and were each granted 500 Company RSUs on February 18, 2021, entitling the holder to one Proportionate Voting Share for each Company RSU. The Company RSUs vest equally over an 18 month period such that 1/3 of the Company RSUs vested six months following the date of grant, 1/3 of the Company RSUs will vest 12 months following the date of grant and 1/3 of the Company RSUs will vest 18 months following the date of grant.

C.	Board Practices

Each Director’s term of office will expire at the next annual meeting of shareholders of the Company to be held in 2022 or when his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles of the Company or he or she becomes disqualified to act as a director of the Company.

Each non-independent Director works full time for the Company. The independent Directors have no other role with the Company other than sitting on the Board and acting as committee members. The independent Directors are expected to devote sufficient time to the Company’s business in order to carry out their duties as directors of the Company; however, being a director of the Company is not the primary occupation of either of the independent directors. See “Item 6.A - Directors and Senior Management”.

Audit Committee

The Audit Committee of the Board (the “Audit Committee”) was put in place at the time of the RTO in February 2021. The role of the Audit Committee is to act in an objective, independent capacity as a liaison between the auditors, management and the Board and to ensure the auditors have a facility to consider and discuss governance and audit issues with parties not directly responsible for operations.

Composition of the Audit Committee

The Audit Committee is currently composed of three Directors, Cristina Nuñez, George Archos and Edward Brown. Ms. Nuñez and Mr. Brown are independent within the meaning of that term as defined in sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees (“NI 52-110”). All members of the Audit Committee are financially literate as required by Section 3.1(4) of NI 52-110.

Relevant Education and Experience

Each Audit Committee member possesses education and experience which is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, education or experience which provides the member with one or more of the following: an understanding of the accounting principles used by the Company to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. See “Item 6.a - Directors and Senior Management”.

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Audit Committee Oversight

In 2021, there has not been any recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee’s policies and procedures for the engagement of external auditors for non-audit services requires the pre-approval of the Audit Committee.

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) was put in place at the time of the RTO in February 2021. The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Company’s executive officers. In addition, the Compensation Committee is charged with reviewing the Equity Incentive Plan and proposing changes thereto, approving any Awards under the Equity Incentive Plan and recommending any other employee benefit plans, incentive awards and prerequisites with respect to the Company’s executive officers.

Composition of the Compensation Committee

The Compensation Committee is currently composed of the two non-employee Directors, Cristina Nuñez and Edward Brown.

Relevant Education and Experience

Each member of the Compensation Committee has business and other experience which is relevant to his or her position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry and knowledge of corporate governance practices, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices. See “Item 6.A - Directors and Senior Management” for a description of each Compensation Committee member’s experience and education.

Compensation Committee Oversight

See “Item 6.B - Executive Compensation” for a discussion of, among other things, the process by which the Compensation Committee, in collaboration with the Board, determines the compensation of the Company’s directors and officers.

Nomination of Directors and Corporate Governance Oversight

The Board has not established a standing Nominating and Corporate Governance Committee, or similar such standing committee, but may do so in the future. Activities such as the nomination and selection of directors and officers, and the development and implementation of corporate governance guidelines and practices, are carried out by the Board.

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D.	Employees

As of September 13, 2021, the Company had 3,481 employees across its operating jurisdictions, primarily employed in the Company’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. The Company recruits, hires and promotes individuals that are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share its core values as a company. The Company believe that relations with its employees are good.

E.	Share Ownership

For information regarding the share ownership of the Company’s directors and officers, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and executive officers of the Company, other than George Archos, the Company’s Chairman and Chief Executive Officer, no Person beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attached to the Subordinate Voting Shares and Proportionate Voting Shares.

Set forth below are the Named Executive Officers and Directors beneficial ownership of Subordinate Voting Shares and Proportionate Voting Shares (collectively, “Company Shares”) as of September 14, 2021.

Name	Number and Percentage of Subordinate Voting Shares Beneficially Owned(1)		Number and Percentage of Proportionate Voting Shares Beneficially Owned(2)		Number and Percentage of Subordinate Shares on an As Converted Basis Beneficially Owned (3)
George Archos (4)	14,489,679 / 7.2%		431,256 / 37.8%		57,615,279 / 18.3%
John Tipton	744,176 / *	%	22,817 / *	%	3,025,876 / 1.0%
Brian Ward	46,331 / *	%	1,673 (5) / *	%	213,631 / *	%
Michael Smullen	544,361 / *	%	16,604 / *	%	2,204,761 / *	%
Edward Brown	11,797 / *	%	334 (6) / *	%	45,197 / *	%
Cristina Nunez	Nil / Nil		500 (7) / *%		50,000 / *	%
All Directors and Named Executive Officers	15,836,344 / 7.9%		473,184 / 41.5%		63,154,744 / 20.1%

(1)	Based on 200,962,343 Subordinate Voting Shares outstanding as of September 14, 2021.
(2)	Based on 1,140,286.3898 Proportionate Voting Shares outstanding as of September 14, 2021.
(3)

Based on outstanding Company Shares as of September 14, 2021, including the conversion of all issued and outstanding Proportionate Voting Shares into Subordinate Voting Shares on an as-converted basis as set forth in this Registration Statement.

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(4)	Includes (i) 263,133 Subordinate Voting Shares, 4,371 Proportionate Voting Share RSUs and Options to purchase up to 88 Proportionate Voting Shares held individually; (ii) 3,801,438 Subordinate Voting Shares and 114,043 Proportionate Voting Shares held by 3PLGK, LLC; (iii) 1,105,198 Subordinate Voting Shares and 33,156 Proportionate Voting Shares held by Archos Capital Group, LLC; (iv) 4,201,930 Subordinate Voting Shares and 180,239 Proportionate Voting Shares held by Copperstone Trust; (v) 2,538,652 Subordinate Voting Shares and 76,160 Proportionate Voting Shares held by GP Management Group, LLC and (vi) 2,579,328 Subordinate Voting Shares and 23,199 Proportionate Voting Shares held by The George P. Archos Irrevocable Trust. Mr. Archos holds sole voting and dispositive power over the Company Shares held by each of the foregoing entities other than the Company Shares held by 3PLGK, LLC, over which he has shared voting and dispositive power.
(5)	Includes 1,591 Proportionate Voting Share RSUs and options to purchase up to 82 Proportionate Voting Shares.
(6)	Includes 334 Proportionate Voting Share RSUs.
(7)	Includes 500 Proportionate Voting Share RSUs.

The Company’s major shareholders do not have different voting rights than other holders of Subordinate Voting Shares and Proportionate Voting Shares.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly. To the best of the Company’s knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

As of August 23, 2021, approximately 57.0585% of the Company’s issued and outstanding voting securities were directly or indirectly held by residents of countries other than the United States, and 42.9415% of the Company’s issued and outstanding voting securities were directly or indirectly held by residents of the United States.

B.	Related Party Transactions

The Company was formed upon consummation of the RTO, Plan of Arrangement and the Business Combination, as described in this Registration Statement. Other than as disclosed below, since the consummation of the RTO, there have been no (i) transactions or presently proposed transactions which are material to the company or the related party, (ii) transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party, or (iii) loans for the benefit of any person listed in (a) through (e) below (including guarantees of any kind), between the Company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates, meaning unconsolidated enterprises in which the Company holds a significant influence over, or which hold a significant influence over the Company;

(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family (close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company);

(d)	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and

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(e)	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

See “Item 4 - Information on the Company” for a description of the AME Merger Agreement.

See “Item 6.B - Compensation” for a description of the Company’s employment agreements with the Company’s Named Executive Officers.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. - Financial Statements”.

Legal Proceedings

The Company is not a party to any material legal proceedings.

Dividend Policy

There are no restrictions in the Company’s articles or elsewhere that prevent the Company from paying dividends. However, the Company has not paid dividends in the past, and it is not anticipated that the Company will pay any dividends in the foreseeable future. Rather, the Company currently intends to retain future earnings, if any, to fund the development and growth of its business and does not intend to pay any cash dividends on its shares for the foreseeable future. Any decision to pay dividends in the future will be made by the Board on the basis of earnings, financial requirements and other conditions existing at the time. All Company Shares are entitled to an equal share in any dividends declared and paid. The Credit Agreement further restricts the Company’s ability to pay dividends.

B.	Significant Changes

The Company consummated the RTO, Plan of Arrangement and Business Combination following the year ended December 31, 2020. See “Item 4.A - History and Development of the Company” for a description of the RTO, Plan of Arrangement and Business Combination, and “Item 4.C - Organizational Structure” for a description of the Company’s current organizational structure. There have been no significant changes in the Company’s financial condition since the consummation of the foregoing transactions and as otherwise described in this Registration Statement.

ITEM 9: THE OFFER AND LISTING

A.	Offer and Listing Details

The Subordinate Voting Shares are listed in Canada on the CSE under the symbol “VRNO”. The Subordinate Voting Shares are also quoted over-the-counter in the United States on the OTCQX under the symbol “VRNOF”. The Proportionate Voting Shares are not listed or quoted for trading in Canada or over-the-counter in the United States.

The Company’s articles permit the issuance of an unlimited number of Subordinate Voting Shares and Proportionate Voting Shares. The Subordinate Voting Shares are Proportionate Voting Shares are fully paid.

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The Subordinate Voting Shares and Proportionate Voting Shares are managed by the Company’s transfer agent and registrar, Odyssey Trust Company.

For additional details regarding the Subordinate Voting Shares and Proportionate Voting Shares, see “Item 10.A - “Share Capital”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Not applicable.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.	Share Capital

The Company is authorized to issue an unlimited number of Subordinate Voting Shares and an unlimited number of Proportionate Voting Shares. As of September 14, 2021, there were 200,962,342.00 Subordinate Voting Shares and 1,140,286 Proportionate Voting Shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares and the Proportionate Voting Shares.

Subordinate Voting Shares

Shareholder Vote

Holders of Subordinate Voting Shares are entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote for each Subordinate Voting Share held.

Protective Provisions

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares or (ii) affect the rights or special rights of the holders of Subordinate Voting Shares or Proportionate Voting Shares or on a per share basis.

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No subdivision or consolidation of the Subordinate Voting Shares will occur unless, simultaneously, the Proportionate Voting Shares are subdivided or consolidated using the same divisor or multiplier.

Dividends

Holders of Subordinate Voting Shares are entitled to receive as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared on the Subordinate Voting Shares unless the Company simultaneously declares an equivalent dividend on the Proportionate Voting Shares in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 100.

The Board may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in: (i) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the number of Subordinate Voting Shares declared as a dividend per Subordinate Voting Share; or (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or a fraction thereof) equal to the number of Subordinate Voting Shares declared as a dividend per Subordinate Voting Share, multiplied by 100.

The Board may declare a stock dividend payable in Proportionate Voting Shares on the Subordinate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the number of Proportionate Voting Shares declared as a dividend per Subordinate Voting Share, multiplied by 100.

Holders of fractional Subordinate Voting Shares are entitled to receive any dividend declared on the Subordinate Voting Shares in an amount equal to the dividend per Subordinate Voting Share multiplied by the fraction thereof held by such holder.

Liquidation and Dissolution Events

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate ratably along with all the holders of Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to the amount of such distribution per Proportionate Voting Share divided by 100. Each fraction of a Subordinate Voting Share is entitled to the amount calculated by multiplying such fraction by the amount payable per whole Subordinate Voting Share.

Conversion Right

If an offer is made to purchase Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares or the Subordinate Voting Shares may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (an “Offer”) and not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to or greater than 1/100th of the consideration offered per Proportionate Voting Share, then each Subordinate Voting Share will become convertible at the option of the holder into Proportionate Voting Shares on the basis of 100 Subordinate Voting Shares for one Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”).

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason.

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If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued will automatically be reconverted into Subordinate Voting Shares on the basis of one Proportionate Voting Share for 100 Subordinate Voting Shares.

Subject to approval by the Board, each Subordinate Voting Share may be converted at the option of the holder into such number of Proportionate Voting Shares as is determined by dividing the number of Subordinate Voting Shares being converted by 100. The conversion will be deemed to have taken place immediately prior to the close of business on the day on which the certificates or direct registration statements representing the Subordinate Voting Shares to be converted is deemed surrendered by the holder thereof and the conversion notice is delivered by such holder, and the person entitled to receive the Proportionate Voting Shares issuable upon such conversion will be treated for all purposes as the holder of record of such Proportionate Voting Shares as of such date.

Proportionate Voting Shares

Shareholder Vote

Holders of Proportionate Voting Shares are entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. Subject to the terms set out in the articles of the Company, at each such meeting, holders of Proportionate Voting Shares are entitled to 100 votes in respect of each Proportionate Voting Share, and each fraction of a Proportionate Voting Share will entitle the holder to the number of votes calculated by multiplying the fraction by 100 and rounding the product down to the nearest whole number.

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Protective Provisions

As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares expressed by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares or (ii) affect the rights or special rights of the holders of Subordinate Voting Shares or Proportionate Voting Shares on a per share basis. At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each whole Proportionate Voting Share will entitle the holder to one vote.

No subdivision or consolidation of the Proportionate Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares are subdivided or consolidated using the same divisor or multiplier.

Dividends

Holders of Proportionate Voting Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared on the Proportionate Voting Shares unless the Company simultaneously declares equivalent dividends on the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 100.

The Board may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the number of Proportionate Voting Shares declared as a dividend per Proportionate Voting Share, divided by 100, or (ii) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the number of Proportionate Voting Shares declared as a dividend per Proportionate Voting Share. The Board may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the number of Subordinate Voting Shares declared as a dividend per Proportionate Voting Share, divided by 100. Holders of fractional Proportionate Voting Shares will be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction held by such holder.

Liquidation and Dissolution Events

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares are entitled to participate ratably along with the holders of Subordinate Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to the amount of such distribution per Subordinate Voting Share multiplied by 100; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

Conversion Right

Each Proportionate Voting Share will be convertible, at the option of the holder thereof, into a number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the share conversion right is exercised by 100. The ability of a holder to convert the Proportionate Voting Shares during the any restricted period is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act) may not exceed 40% of the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares then outstanding after giving effect to such conversions, determined in accordance with the articles of the Company.

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In addition, in accordance with the articles of the Company, the Company may require a holder of Proportionate Voting Shares to convert all, but not less than all, of the Proportionate Voting Shares held by such holder into Subordinate Voting Shares if (i) the Company is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, and (ii) the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange. Each Proportionate Voting Share will be convertible into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the share conversion right is exercised by 100.

B.	Memorandum and Articles of Association

Incorporation

Majesta Minerals was incorporated under the Business Corporations Act (Alberta), as amended, (the “ABCA”) as “1839579 Alberta Ltd.” on August 6, 2014. On December 22, 2014, 1839579 Alberta Ltd. filed articles of amendment under the ABCA changing its name to “Majesta Minerals Inc.”. As part of the Plan of Arrangement, on January 27, 2021, Majesta Minerals continued out of the Canadian province of Alberta and into the Canadian province of British Columbia. In order to complete the RTO, on February 11, 2021, Majesta Minerals underwent a name change to “Verano Holdings Corp.” and amalgamated with 1277233 B.C. Ltd. (“BC Newco”)under the Business Corporations Act (British Columbia), as amended, (the “BCBCA”), in each case as a step in the Plan of Arrangement, resulting in the Company as a British Columbia corporation named “ Verano Holdings Corp.”.

The head office of the Company is located at 415 North Dearborn Street, 4th Floor, Chicago, Illinois 60654. The registered office of the Company is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8.

The following is a brief summary of certain provisions contained in the Notice of Articles as well as the Articles of the Company (the “Articles”). To the extent there is a conflict between the Articles and the BCBCA, the BCBCA will prevail.

Directors’ Powers

The Articles provide that a director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA. The Articles also provide that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

Director Remuneration

The Articles provide that the directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Articles provide that the Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as a director of the Company.

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Qualifications of Directors

The Articles provide that a director is not required to hold a share in the capital of the Company as qualification for his or her office, but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

The Company’s authorized capital consists of an unlimited number of Subordinate Voting Shares without par value and an unlimited number of Proportionate Voting Shares without par value. For details regarding the Subordinate Voting Shares and Proportionate Voting Shares, see “Item 10.A - Share Capital”.

Alterations

Subject to the Articles and the BCBCA, the Company may by resolution of the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares is allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

The Articles provide that subject to the BCBCA, the Company may by ordinary resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Articles provide that if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by ordinary resolution alter the Articles. Similarly, if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by ordinary resolution alter its Notice of Articles.

Shareholder Meetings

The Articles provide that, unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

According to the Articles, the directors may call a meeting of shareholders. The Articles state that the directors may, by director’s resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

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The Articles provide that the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in the Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless the Articles otherwise provide, at least the following number of days before the meeting: (a) if and for so long as the Company is a public company, 21 days; and (b) otherwise, ten days. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to receive notice does not invalidate any proceedings at that meeting. Any person entitled to receive notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Under Section 10.9 of the Articles, if a meeting of shareholders is to consider special business, the notice of meeting shall: (a) state the general nature of the special business; and (b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by the shareholders: (i) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. At a meeting of shareholders, the following business is special business: (a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; (b) at an annual general meeting, all business is special business except for the following: (i) business relating to the conduct of, or voting at, the meeting; (ii) consideration of any financial statements of the Company presented to the meeting; (iii) consideration of any reports of the directors or auditor; (iv) the setting or changing of the number of directors; (v) the election or appointment of directors; (vi) the appointment of an auditor; (vii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and (viii) any other business which, under these Articles or the BCBCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

The Article provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

The Articles provide that if there is only one shareholder entitled to vote at a meeting of shareholders, then the quorum is one person who is, or who represents by proxy, that shareholder; and (b) that shareholder, present in person or by proxy, may constitute the meeting.

Ownership Threshold

United States federal securities laws require the Company to disclose, in its Annual Report on Form 20-F, (i) holders who own more than 5% of the Company’s issued and outstanding shares and (ii) holdings of the Company’s directors and management.

C.	Material Contracts

Except for material contracts entered into in the ordinary course of business and those entered into with the Named Executive Officers (as determined in accord with the applicable securities laws of Canada) and as described in Item 6.B of this Registration Statement, set out below are material contracts, to which the Company or any of its subsidiaries are a party, entered into in the two years preceding the date of this Registration Statement:

●	Arrangement Agreement. See “Item 4.A - History and Development of the Company”.

●	AME Merger Agreement. See “Item 4.A - History and Development of the Company”.

●	Equity Incentive Plan. See “Item 6.B - Compensation”.

●	Credit Agreement. See “Item 4.A - History and Development of the Company”.

●

Cima Group LLC License and Consulting Agreement. On February 20, 2020, a subsidiary of the Company and The Cima Group, LLC (“Cima”), entered into a License and Consulting Agreement (the “Cima Agreement”), pursuant to which Cina licenses intellectual property relating to cannabis-infused products (the “Licensed Products”) to the subsidiary. Consideration for the exclusive licenses is a percentage of retail revenue collected from the sales of the Licensed Products, payable to Cima each month. Late payments are subject to a 1.5% interest rate per month, compounded monthly, on all amounts not paid when due. The Cima Agreement provides for an initial term of one year, followed by a two-year term, provided specified sales thresholds are met. Each party may terminate the Cima Agreement during the initial one-year term or the following two-year term following events or occurrences set forth in the Cima Agreement. Neither party is obligated to renew or extend the term of the Cima Agreement. The foregoing is merely a summary of the Cima Agreement and is qualified in its entirety by reference to the Cima Agreement which is attached hereto as Exhibit 4.8.

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D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the Company Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the Subordinate Voting Shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Subordinate Voting Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Subordinate Voting Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the Subordinate Voting Shares. The acquisition of one third or more, but less than a majority of the Subordinate Voting Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Subordinate Voting Shares. Certain transactions relating to the Subordinate Voting Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the Subordinate Voting Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Subordinate Voting Shares, remained unchanged.

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E.	Taxation

Material Canadian Federal Income Tax Considerations

The following general summary fairly describes the principal Canadian federal income tax considerations applicable to a beneficial owner of Subordinate Voting Shares or Proportionate Voting Shares who is a resident of the United States, who is not, will not be and will not be deemed at any relevant time to (i) be a resident of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable tax treaty; (ii) deals at arm’s length with the Company and is not affiliated with the Company; and (iii) who holds or will hold its Subordinate Voting Shares or Proportionate Voting Shares as capital property and does not use or hold, and is not deemed to use or hold, his, her or its Subordinate Voting Shares or Proportionate Voting Shares in connection with carrying on a business in Canada (each a “non-resident holder”). Generally, the common shares will be capital property to a holder unless they are held or acquired, or are deemed to be held or acquired, in the course of carrying on a business of trading or dealing in securities or in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not address any income tax considerations that may arise as a result of a non-resident holder being an insurer carrying on business in Canada and elsewhere, an “authorized foreign bank” (as defined in the Tax Act), or employee of the Company or its affiliates. All such persons should consult their own tax advisors with respect to the Canadian federal income tax consequences to them, which may differ materially from the discussion provided in this summary.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our Subordinate Voting Shares or Proportionate Voting Shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of Subordinate Voting Shares or Proportionate Voting Shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of Subordinate Voting Shares or Proportionate Voting Shares is made. Accordingly, holders and prospective holders of Subordinate Voting Shares or Proportionate Voting Shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of Subordinate Voting Shares or Proportionate Voting Shares in their particular circumstances.

Currency Conversion

For purposes of the Tax Act, any amount relating to the acquisition, holding or disposition of, Subordinate Voting Shares or Proportionate Voting Shares, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of Finance (Canada).

Dividends

Dividends paid on Subordinate Voting Shares or Proportionate Voting Shares to a non-resident holder will be subject under the Tax Act to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company. The Treaty provides that the Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States who are entitled to the benefits of the Treaty, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States entitled to the benefits of the Treaty that owns at least 10% of the voting shares of the Company paying the dividend.

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Capital Gains

A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Subordinate Voting Shares or Proportionate Voting Shares, unless such shares are “taxable Canadian property” to the non-resident holder for purposes of the Tax Act and such shares are not “treaty-protected property” of the non-resident holder for purposes of the Tax Act.

Generally, the Subordinate Voting Shares or Proportionate Voting Shares will not constitute taxable Canadian property to a non-resident at the time of disposition provided that such shares are listed at that time on a designated stock exchange (which includes the Canadian Stock Exchange) unless at any particular time during the 60-month period that ends at that time: (i) one or any combination of: (a) the non-resident holder; (b) persons with whom non-resident holder does not deal with at arm’s length; and (c) partnerships in which the non-resident holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of Company capital stock; and (ii) more than 50% of the fair market value of the Subordinate Voting Shares or Proportionate Voting Shares, as the case may be, was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada; (b) “Canadian resource properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Subordinate Voting Shares or Proportionate Voting Shares could be deemed to be taxable Canadian property.

In the event that the Subordinate Voting Shares or Proportionate Voting Shares are considered to be taxable Canadian property but not treaty-protected property, one half of any capital gain (a “taxable capital gain”) realized in a taxation year will be included in the non-resident holder’s income for the year. Generally, one half of any capital loss (an “allowable capital loss”) realized by the non-resident holder in a year must be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act. If the non-resident holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Subordinate Voting Share or Proportionate Voting Share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on such share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns such shares.

Taxable capital gains realized by a non-resident holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the non-resident holder’s circumstances.

Non-resident holders whose Subordinate Voting Shares or Proportionate Voting Shares are taxable Canadian property should consult their own advisors for advice having regard to their particular circumstances, including whether their Subordinate Voting Shares or Proportionate Voting Shares constitute treaty-protected property.

Certain U.S. Federal Income Tax Consequences

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of the Company Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular investor, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary is based on the provisions of the Code, the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

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This summary applies only to investors that hold Subordinate Voting Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (including, but not limited to, financial institutions, insurance companies, broker-dealers or traders in securities or currencies, tax-exempt organizations (including private foundations), individual retirement accounts or qualified pension plans, taxpayers that have elected mark-to-market accounting, partnerships and other pass-through entities, regulated investment companies, real estate investment trusts, U.S. expatriates (or former long-term residents of the United States), investors that hold the Subordinate Voting Shares as part of a straddle, hedge, conversion or other integrated transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar, non-U.S. investors that hold Subordinate Voting Shares in connection with the conduct of a trade or business in the United States, persons who acquired Subordinate Voting Shares through stock option or share purchase plan programs or in other compensatory arrangements or persons subject to special tax accounting rules as a result of any item of gross income with respect to the Subordinate Voting Shares being taken into account in an applicable financial statement, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local or non-U.S. tax considerations or the tax on net investment income or alternative minimum tax.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Subordinate Voting Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Subordinate Voting Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of Subordinate Voting Shares who or that, for U.S. federal income tax purposes is either (a) an individual who is a United States citizen or resident of the United States as determined for U.S. federal income tax purposes; (b) a corporation or other entity classified as a corporation for United States federal income tax purposes created in, or organized under the laws of, the United States, any state or political subdivision thereof or the District of Columbia; (c) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (d) a trust (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial holder of the Subordinate Voting Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

U.S. Tax Classification of the Company

The Company is classified as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. A number of significant and complicated U.S. federal income tax consequences may result from such classification, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary.

Generally, the Company will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the Internal Revenue Service (“IRS”). The Company anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Subordinate Voting Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes.

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For purposes of this discussion, it has been assumed that the Company is and will be classified as a U.S. domestic corporation for U.S. federal income tax purposes. No legal opinion or tax ruling has been sought or obtained in this regard or with respect to any other assumptions made for purposes of this summary.

Taxation of U.S. Holders

Distributions

The Company does not anticipate declaring or paying dividends to holders of Subordinate Voting Shares in the foreseeable future. However, if the Company decides to make any such distributions, such distributions with respect to Subordinate Voting Shares will be taxable as dividend income when paid to the extent of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Subordinate Voting Shares exceeds its current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Subordinate Voting Shares, and thereafter as a capital gain which will be a long-term capital gain if the U.S. Holder has held such stock at the time of the distribution for more than one year.

Distributions on the Subordinate Voting Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for a deduction for dividends received, subject to various limitations. Distributions on Subordinate Voting Shares constituting dividend income paid to U.S. Holders that are individuals may qualify for the reduced tax rates applicable to qualified dividend income, subject to certain holding period and other requirements. Dividends received by U.S. Holders will be subject to Canadian withholding tax under the Tax Act. For further discussion on Canadian taxes, see “Material Canadian Federal Income Tax Considerations”.

Sale or Redemption

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a distribution) or other taxable disposition of the Subordinate Voting Shares equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in the shares so disposed. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation under current law. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Limitations

Because it is anticipated that the Company will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Subordinate Voting Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the Subordinate Voting Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Subordinate Voting Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

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Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Subordinate Voting Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be viewed as U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the application of the foreign currency taxation rules to its particular circumstances.

Information Reporting and Backup Withholding

Distributions with respect to Subordinate Voting Shares and proceeds from the sale, exchange or other taxable disposition of Subordinate Voting Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Taxation of Non-U.S. Holders

Distributions

Generally, distributions treated as dividends as described above under “Taxation of U.S. Holders — Distributions” paid to a Non-U.S. Holder of the Subordinate Voting Shares will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, or other applicable documentation, certifying qualification for the lower treaty rate). It is unclear whether the Company will be considered a treaty resident for purposes of the U.S.-Canada Treaty, given the U.S. tax treatment of the Company as a U.S. domestic corporation by reason of the application of Section 7874 of the Code, the taxation of the Company in Canada by reason of being created under the laws of Canada and the treaty override rule of Section 7874(f) of the Code (which generally provides that the rules of Section 7874 of the Code override any contrary treaty provisions). Accordingly, it is possible that dividends received by shareholders who are residents of Canada for purposes of the Tax Act may not qualify for a reduced rate of U.S. withholding tax under the U.S.-Canada Treaty. Similarly, it is possible that dividends received by other Non-U.S. Holders may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to the shareholder, subject to examination of the relevant treaty.

A Non-U.S. Holder that does not timely furnish the required documentation for a reduced treaty rate, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Redemption

Subject to the discussions below under “Taxation of Non-U.S. Holders – Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale, exchange redemption (other than a redemption that is treated as a distribution) or other taxable disposition of the Subordinate Voting Shares unless:

●	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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●

the Subordinate Voting Shares constitute a U.S. real property interest (“USRPI”), by reason of Company’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gains described in accordance with the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the second bullet point above, the Company believes it currently is not, and does not anticipate becoming, a USRPHC. Because the determination of whether the Company is a USRPHC depends, however, on the fair market value of Company’s USRPIs relative to the fair market value of the Company’s non-U.S. real property interests and other business assets, there can be no assurance that the Company is currently not a USRPHC or will not become one in the future. Even if the Company is or were to become a USRPHC, gains arising from the sale or other taxable disposition by a Non-U.S. Holder of the Subordinate Voting Shares will not be subject to U.S. federal income tax if the Subordinate Voting Shares are regularly traded on an established securities market within the meaning of applicable Treasury regulations, and such Non-U.S. Holder owned, actually and constructively, 5% or less of the Subordinate Voting Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments on dividends on the Subordinate Voting Shares will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Subordinate Voting Shares paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of the Subordinate Voting Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of Subordinate Voting Shares conducted through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes the required information to the IRS.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may apply to payments of dividends on stock made to foreign financial institutions (including amounts paid to a foreign financial institution on behalf of a holder) and certain other non-financial foreign entities. Additionally, a 30% withholding tax may apply to payments of gross proceeds from the disposition of stock made to such institutions and entities; however, proposed Treasury regulations eliminate this 30% withholding tax on payments of gross proceeds. Taxpayers may rely on these proposed Treasury regulations until final Treasury regulations are issued. There can be no assurance that final Treasury regulations would provide an exemption from FATCA for gross proceeds.

Withholding under FATCA generally will not apply where such payments are made to (a) a foreign financial institution that undertakes, under either an agreement with the United States Treasury or pursuant to an intergovernmental agreement between the jurisdiction in which it is a resident and the United States Treasury, to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders; (b) a non-financial foreign entity that either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner to the United States Treasury; or (c) a foreign financial institution or non-financial foreign entity that is exempt from these rules. Investors should consult their tax advisors regarding this legislation and the regulations thereunder.

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F.	Dividends and Paying Agents

See “Item 8.A - Consolidated Statements and Other Financial Information – Dividend Policy.”

G.	Statements by Experts

The consolidated financial statements of Verano LLC for the years ended December 31, 2020, 2019 and 2018 have been audited by MGO as stated in their reports appearing herein. The financial statements of (i) the AME Group for the year ended December 31, 2020 and (ii) Plants of Ruskin for the years ended December 31, 2020 and 2019, have been audited by HBK as stated in their reports appearing herein. The financial statements of the AME Group for the year ended December 31, 2019 have been audited by ATLAS as stated in their report appearing herein.

H.	Documents on Display

Upon the effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Exchange Act, and the Company will thereafter file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov. The Company also files its annual reports and other information with the securities regulatory authorities of Canada via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various risks associated with its assets, liabilities and anticipated transactions, including credit risk, market risk (including interest rate price risk and foreign currency risk) and liquidity risk. For a qualitative and quantitative discussion of the Company’s exposure to these market risks, see (i) the statement of cash flows and Note 18 to the financial statements of Verano LLC for the years ended December 31, 2020 and December 31, 2019 on pages F-5 and F-61 of this Registration Statement, (ii) the statement of cash flows to the financial statements of Plants of Ruskin for the years ended December 31, 2020 and December 31, 2019 on page F-103 of this Registration Statement and (iii) the statement of cash flows to the financial statements of the AME Group for the years ended December 31, 2020 and December 31, 2019 on page F-128 of this Registration Statement. There have been no material changes in these risks since December 31, 2020.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In June 2021, the Company retained Baker Tilly as its independent auditor. MGO previously was the independent auditor for the Company and Verano LLC, and audited the consolidated financial statements of Verano LLC for the years ended December 31, 2020, 2019 and 2018. There were no disagreements between the Company and MGO and no report of MGO regarding the Company’s audited consolidated financial statements included a qualified opinion.

HBK previously was the independent auditor for the AME Group and audited the financial statements of (i) the AME Group for the year ended December 31, 2020 and (ii) Plants of Ruskin for the years ended December 31, 2020 and 2019. There were no disagreements between the AME Group and HBK and no report of HBK regarding the AME Group’s audited financial statements included a qualified opinion. ATLAS previously was the independent auditor for the AME Group and audited the financial statements for the year ended December 31, 2019. There were no disagreements between the AME Group and ATLAS and no report of ATLAS regarding the AME Group’s audited financial statements included a qualified opinion.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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PART III

ITEM 17: FINANCIAL STATEMENTS

See Item 18.

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-221 of this Registration Statement.

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Articles of Verano Holdings Corp., dated February 11, 2021.

1.2*	Notice of Articles of Verano Holdings Corp., dated February 11, 2021.

4.1*	Arrangement Agreement between Verano Holdings LLC, Majesta Minerals Inc., 1276268 B.C. Ltd., 1277233 B.C. Ltd. and 1278655 B.C. Ltd. dated December 14, 2020.

4.2*	Amendment to Arrangement Agreement between Verano Holdings LLC, Majesta Minerals Inc., 1276268 B.C. Ltd., 1277233 B.C. Ltd. and 1278655 B.C. Ltd. dated January 26, 2021.

4.3*	Agreement and Plan of Merger between Verano Holdings, LLC, Alternative Medical Enterprises LLC, Plants of Ruskin GPS LLC, RVC 360 LLC and John Tipton, solely in the capacity as member representative, dated November 6, 2020. †

4.4*	First Amendment to Agreement and Plan of Merger between Verano Holdings, LLC, Alternative Medical Enterprises LLC, Plants of Ruskin GPS LLC, RVC 360 LLC and John Tipton, solely in the capacity as member representative, dated December 14, 2020.

4.5*	Second Amendment to Agreement and Plan of Merger between Verano Holdings, LLC, Alternative Medical Enterprises LLC, Plants of Ruskin GPS LLC, RVC 360 LLC and John Tipton, solely in the capacity as member representative, dated February 5, 2021.

4.6*	Amended and Restated Credit Agreement by and between Verano Holdings, LLC and certain of its subsidiaries, Chicago Atlantic GIC Advisers, LLC, Green Ivy Capital, LLC and the lenders party thereto, dated May 10, 2021. †

4.7*	Omnibus Amendment to Amended and Restated Credit Agreement by and between Verano Holdings, LLC and certain of its subsidiaries, Chicago Atlantic GIC Advisers, LLC, Green Ivy Capital, LLC and the lenders party thereto, dated May 20, 2021. †

4.8*	License and Consulting Agreement between Plants of Ruskin, LLC and The Cima Group, LLC, dated February 20, 2020. †

4.9*	Executive Employment Agreement between Verano Holdings Corp. and George Archos, dated February 18, 2021.

4.10*	Executive Employment Agreement between Verano Holdings Corp. and Brian Ward, dated February 18, 2021.

4.11*	Executive Employment Agreement between Verano Holdings Corp. and John Tipton, dated March 31, 2021.

4.12*	Executive Employment Agreement between Verano Holdings Corp. and R. Michael Smullen, dated March 31, 2021.

4.13*	2021 Equity Incentive Plan of Verano Holdings Corp.

15.1*	Consent of Macias Gini & O’Connell LLP.

15.2*	Consent of Hill Barth & King, LLC.

15.3*	Consent of Hill Barth & King, LLC.

15.4*	Consent of ATLAS CPAs and Advisors PLLC

*	Filed herewith.

†	Certain confidential portions of this exhibit have been omitted and replaced with “[***]”. Such identified information has been excluded from this exhibit because it (i) is not material and (ii) is the type that the registrant treats as private or confidential.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated: September 20, 2021

VERANO HOLDINGS CORP.

By:	/s/ George Archos
Name:	George Archos
Title:	Chief Executive Officer

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INDEX TO FINANCIAL STATEMENTS

(a)	Verano Holdings, LLC Consolidated Financial Statements as of December 31, 2020 and 2019 and for the Two Years Ended December 31, 2020

	Report of Independent Registered Public Accounting Firm	F-5 F-6

	Consolidated Balance Sheets as of December 31, 2020 and 2019	F-7

	Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-8

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020 and 2019	F-9

	Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-10

	Notes to Consolidated and Combined Financial Statements	F-12

(b)	Verano Holdings, LLC Consolidated Financial Statements as of December 31, 2019 and 2018 and for the Two Years Ended December 31, 2019

	Report of Independent Registered Public Accounting Firm	F-54

	Consolidated Balance Sheets as of December 31, 2019 and 2018	F-56

	Consolidated Statements of Operations for the years ended December 31, 2019 and 2018	F-57

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019 and 2018	F-58

	Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018	F-59

	Notes to Consolidated and Combined Financial Statements	F-61

(c)	Plants of Ruskin, LLC D/B/A AltMed Florida Plants of Ruskin GPS, LLC, RVC 360, LLC (“PRO”) Consolidated Financial Statements as of December 31, 2020 and 2019 and for the Two Years Ended December 31, 2020

	Report of Independent Registered Public Accounting Firm	F-98 - F-99

	Consolidated Balance Sheets as of December 31, 2020 and 2019	F-100

	Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-101

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020 and 2019	F-102

	Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-103

	Notes to Consolidated and Combined Financial Statements	F-104 - F-119

(d)	AltMed Enterprises Group of Companies (“AME”): Agronomy Innovations LLC, Fort Consulting LLC, Agronomy Holdings LLC, Alternative Medical Enterprises LLC, AltMed LLC, Cave Creek Real Estate LLC, MuV Health LLC, and NuTrae LLC Consolidated Financial Statements as of December 31, 2020 and 2019 and for the Two Years Ended December 31, 2020

	Report of Independent Registered Public Accounting Firm	F-122

	Consolidated Balance Sheets as of December 31, 2020 and 2019	F-125

	Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-126

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020 and 2019	F-127

	Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-128

	Notes to Consolidated and Combined Financial Statements	F-129

(e)	AltMed Enterprises Group of Companies (“AME”): Agronomy Innovations LLC, Fort Consulting LLC, Agronomy Holdings LLC, Alternative Medical Enterprises LLC, AltMed LLC, Cave Creek Real Estate LLC, MuV Health LLC, and NuTrae LLC Consolidated Financial Statements as of December 31, 2019 and 2018 and for the Two Years Ended December 31, 2019

	INDEPENDENT AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS	F-156 - F-157

	Consolidated Balance Sheets	F-158

	Consolidated Statements of Operations	F-159

	Consolidated Statements of Changes in Members’ Equity	F-160

	Consolidated Statements of Cash Flows	F-161

	Notes to Consolidated Financial Statements	F-162

	INDEPENDENT AUDITOR’S REPORT ON THE CONSOLIDATED SUPPLEMENTARY INFORMATION	F-179

	Consolidated Schedules of General and Administrative Expenses	F-180

	Consolidating Balance Sheets as of December 31, 2019	F-181

	Consolidating Statements of Operations for the Year Ended December 31, 2019	F-182

	Consolidating Balance Sheets as of December 31, 2018	F-183

	Consolidating Statements of Operations for the Year Ended December 31, 2018	F-184

(f)	Verano Holdings Corp. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021 and for the Three and Six Months Ended June 30, 2021 and 2020

	Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2021	F-187

	Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2021	F-188

	Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2021 and 2020	F-189

	Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020	F-190

	Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-192

(g)	Verano Holdings Corp. Unaudited Pro Forma Condensed Combined Financial Statements as of December 31, 2020 and 2019 and for the Two Years Ended December 31, 2020

	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2020	F-218

	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2019	F-219

	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2020	F-220

	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2019	F-221

F-1

VERANO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

F-2

Management’s Responsibility for Financial Reporting

To the Members of Verano Holdings, LLC and Subsidiaries:

Management of Verano Holdings, LLC and its Subsidiaries (combined the “Company”) is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgements and estimates in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and ensuring that all information in the annual report is consistent with the consolidated financial statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgement is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors. The accompanying consolidated financial statements of the Company were reviewed by the Audit Committee and approved by the Board of Directors.

Macias Gini & O’Connell LLP, an independent firm, is appointed by the Board of Directors to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

/s/ George Archos	/s/ Brian Ward
Chief Executive Officer	Chief Financial Officer

Chicago, Illinois
April 6, 2021

F-3

F-4

Independent Auditor’s Report

To the Members of Verano Holdings, LLC

Chicago, Illinois

Opinion

We have audited the consolidated financial statements of Verano Holdings, LLC and Subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Macias Gini & O’Connell LLP 155 North Wacker Drive, Suite 4350 Chicago, IL 60606

F-5

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audits. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonable be thought to bear on our independence, and where applicable, related safeguards.

Chicago, Illinois
December 21, 2020

F-6

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

	Financial	December 31,	December 31,
	Footnote	2020	2019
ASSETS
Current Assets:
Cash		$16,402,148	$6,417,703
Accounts Receivable, Net	2(f)	7,269,837	5,055,564
Notes Receivable	7	3,010,523	5,000,000
Interest Receivable		934,500	-
Due from Related Parties	17	108,254	253,580
Inventories	5	59,290,065	14,073,364
Biological Assets	6	109,376,567	16,613,392
Prepaid Expenses and Other Current Assets		6,169,400	2,692,536
Distributions Receivable		-	83,295

Total Current Assets		$202,561,294	$50,189,434

Property, Plant and Equipment, Net	8	143,137,585	94,379,744
Right Of Use Assets, Net	2(m), 16(a)	11,337,343	9,864,915
Intangible Assets	10	73,897,467	19,880,449
Goodwill	10	16,028,903	5,064,248
Investment in Associates	2(h)	11,547,004	10,927,934
Deposits and Other Assets		797,321	3,807,972

TOTAL ASSETS		$459,306,917	$194,114,696

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$18,292,696	$18,544,003
Accrued Liabilities		13,835,980	3,111,567
Income Tax Payable	14	46,872,445	11,206,250
Current Portion of Lease Liabilities	2(m), 16(a)	1,910,645	1,653,757
Current Portion of Notes Payable	11	7,814,261	8,153,234
Derivative Liability	12	-	6,778,510
License Payable	9(b)	49,950	60,185
Acquisition Price Payable	9(a)	33,290,400	6,750,000
Due to Related Parties	17	44,664	82,718

Total Current Liabilities		122,111,041	56,340,224
Long-Term Liabilities:
Deferred Revenue		2,035,405	-
Notes Payable, Net of Current Portion	11	32,479,649	6,213,433
Lease Liabilities, Net of Current Portion	2(m), 16(a)	10,864,742	9,602,436
Deferred Income Taxes	14	49,084,004	5,114,977

Total Long-Term Liabilities		94,463,800	20,930,846

TOTAL LIABILITIES		$216,574,841	$77,271,070

MEMBERS’ EQUITY		242,387,456	111,752,803
NON-CONTROLLING INTEREST		344,620	5,090,823

TOTAL LIABILITIES AND MEMBERS’ EQUITY		$459,306,917	$194,114,696

See accompanying notes to consolidated financial statements.

F-7

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

As of December 31, 2020 and 2019

	Financial Footnote	2020	2019

Revenues, net of discounts		$228,530,083	$65,968,292
Cost of Goods Sold		94,386,849	38,469,325

Gross Profit before Biological Asset Adjustment		134,143,234	27,498,967

Realized fair value amounts included in inventory sold	6	(132,553,802)	(29,975,944)
Unrealized fair value gain on growth of biological assets	6	254,154,780	44,539,847

Gross Profit		255,744,212	42,062,870

Expenses:
General and Administrative		26,742,144	28,106,966
Sales and Marketing		918,203	926,258
Salaries and Benefits		16,227,897	6,231,096
Depreciation and Amortization		1,973,723	2,546,239

Total Expenses		45,861,967	37,810,559

(Loss) Income from Investments in Associates		2,691,597	(456,053)

Income From Operations		212,573,842	3,796,258

Other Income (Expense):
Loss on Disposal of Property, Plant and Equipment		-	(1,546,540)
Loss on Deconsolidation	4	(189,324)	(3,086,878)
Gain on Previously Held Equity Interest	9	458,039	-
Gain on Derivative Liability	12	6,778,510	-
Change in Fair Market Value of Derivative	12	-	(562,319)
Amortization of Debt Issuance Costs for Warrant	11	(4,572,423)	(656,177)
Amortization of Convertible Debt Discount	12	(5,525,503)	(690,688)
Interest Expense, Net		(5,349,644)	(338,992)
Other Income (Expense)		(701,496)	94,100
Total Other Expense		(9,101,841)	(6,787,494)

Net Income Before Provision for Income Taxes and
Non-Controlling Interest		203,472,001	(2,991,236)
Provision for Income Taxes	14	(76,831,828)	(15,203,221)
Net Income (Loss) Before Non-Controlling Interest		126,640,173	(18,194,457)

Net Income (Loss) From Discontinued Operations, Net of Tax		(1,966,751)	-

Net Income (Loss)		124,673,422	(18,194,457)

Net Income Attributable To Non-Controlling Interest		566,459	239,563

Net (Loss) Income Attributable to Verano Holdings, LLC and Subsidiaries		$124,106,963	$(18,434,020)

See accompanying notes to consolidated financial statements.

F-8

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

For the Years Ended December 31, 2020 and 2019

	Members’	Non-Controlling
	Equity	Interest	Total

Balance, December 31, 2018	$123,382,962	$2,800,826	$126,183,788

Net income (loss)	(18,434,020)	239,563	(18,194,457)

Adoption of IFRS 16	(392,253)	(23,610)	(415,863)

Contributions from members	5,905,586	71,278	5,976,864

Issuance of warrants note	7,234,933	-	7,234,933

Non-controlling interest from acquisition	-	2,700,000	2,700,000

Transfer from non-controlling interest to controlling	688,062	(688,062)	-

Distributions to members	(6,632,467)	(9,172)	(6,641,639)

Balance at December 31, 2019	$111,752,803	$5,090,823	$116,843,626

Balance, December 31, 2019	111,752,803	5,090,823	116,843,626

Net income	124,106,963	566,459	124,673,422

Transfer from non-controlling interest to controlling interest	(3,949,783)	(2,950,217)	(6,900,000)

Deconsolidation of subsidiary	-	79,055	79,055

Derecognition of NCI related to discontinued operations	-	(2,441,500)	(2,441,500)

Conversion of warrants	10,523,187	-	10,523,187

Distributions to members	(45,714)	-	(45,714)

Balance at December 31, 2020	$242,387,456	$344,620	$242,732,076

See accompanying notes to consolidated financial statements.

F-9

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	Year Ended
	December 31,
	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$124,673,422	$(18,194,457)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,626,626	6,061,641
Non-cash interest expense	1,895,220	728,503
Non-cash interest income	(934,500)	-
Accretion of debt discount	-	690,688
Loss on disposal of property, plant and equipment	-	1,546,540
Gain on previously held equity interest	(458,039)	-
Bad debt expense	300,000	331,384
Amortization of loan issuance costs (warrants)	4,572,423	656,177
Amortization of debt issuance costs	234,598	123,333
Amortization of convertible debt discount	5,525,503	-
Gain on derivative liability	(6,778,510)	-
Change in fair market value of derivative	-	562,319
Loss on deconsolidation of subsidiary	159,223	2,275,015
Net loss on discontinued operations	2,202,003	-
(Income) loss from underlying investees	(2,607,736)	456,053
Derecognition of deferred rent	-	104,590
Write-off of note receivable	300,000	-
Changes in operating assets and liabilities:
Accounts receivable	(2,512,217)	(2,621,915)
Inventories	(44,566,400)	(8,342,554)
Biological assets	(92,763,175)	(5,938,364)
Prepaid expenses and other current assets	(3,126,499)	(1,657,046)
Deposits and other assets	2,963,963	(1,795,042)
Accounts payable and accrued liabilities	12,782,065	5,483,853
Income tax payable	35,666,195	10,420,323
Due to related parties	(833,054)	(1,206,965)
Members’ distribution payable	(271,376)	-
Deferred taxes	28,264,117	4,547,421
Deferred revenue	2,035,405	-

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	77,349,257	(5,768,503)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of noncontrolling membership interest	-	(3,500,000)
Purchases of property, plant and equipment	(60,383,894)	(59,040,660)
Advances to (repayments from) related parties	145,326	-
Due to related parties, net	-	693,804
Purchases of licenses	(7,010,235)	(7,236,523)
Acquisition of business, net of cash acquired	(24,890,358)	61,003
Cash paid in deconsolidation of subsidiary	-	(59,257)
Sale (purchase) of interest in investment in associate	-	(9,912,500)
Dividend received from investments in associates	1,866,705	571,257
Issuance of note receivable	(185,523)	(5,000,000)
Proceeds from note receivable	1,875,000	-

NET CASH USED IN INVESTING ACTIVITIES	(88,582,979)	(83,422,875)

See accompanying notes to consolidated financial statements.

F-10

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	Year Ended
	December 31,
	2020	2019
CASH FLOW FROM FINANCING ACTIVITIES
Contributions from members	-	5,976,864
Distributions to members	(45,714)	(6,102,491)
Proceeds from exercise of warrants	2,190,577	2,173,000
Proceeds from issuance of notes payable	33,943,129	21,612,500
Principal repayments of notes payable	(9,754,117)	(4,353,385)
Debt issuance costs paid	(1,068,481)	(200,000)
Payment of lease liabilities	(2,502,772)	(1,584,699)
Payment of acquisition price payable	(1,544,455)	-
Proceeds from sale of property, plant and equipment	-	5,000,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	21,218,167	22,521,789

NET INCREASE (DECREASE) IN CASH	9,984,445	(66,669,589)

CASH, BEGINNING OF PERIOD	6,417,703	73,087,292

CASH, END OF PERIOD	$16,402,148	$6,417,703

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid (received)	$1,760,932	$(217,823)

OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES

Net liability upon adoption of IFRS 16, Leases	$-	$(415,963)

Accrued Capital Expenditures	$1,859,799	$6,632,892

Issuance of note receivable related to sale of property, plant and equipment	$-	$5,000,000

Distributions receivable from investment in associates	$-	$83,295

Issuance of warrants	$-	$7,234,933

Cash paid in business combination:
Tangible and intangible assets acquired, net of cash	$51,836,018	$4,393,600
Liabilities assumed	(17,077,392)	(1,054,603)
Acquisition price payable	(18,227,011)	(1,000,000)
Issuance of note payable	(350,000)	-
Goodwill	13,952,516	-
Non-controlling interest from acquisitions	-	(2,400,000)
Previously held equity interest	(580,000)	-

Cash paid (received) in business combination	$29,554,131	$(61,003)

See accompanying notes to consolidated financial statements.

F-11

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

1. NATURE OF OPERATIONS

References herein to “the Company,” or “Verano,” are intended to mean Verano Holdings, LLC and its Subsidiaries, affiliates, licensees, and managed entities (collectively, the “Company”).

Verano is a vertically integrated cannabis operator that focuses on limited-licensed markets in the United States. As a vertically integrated provider, the Company owns, operates, manages, consults, and/or has licensing or other commercial agreements with cultivation, processing, and retail licensees across ten state markets (Illinois, Maryland, Oklahoma, Nevada, Ohio, Michigan, Massachusetts, Arkansas, New Jersey, and Pennsylvania) and Puerto Rico.

In addition to the states listed above, the Company also conducts pre-licensing activities in several other markets. In these markets, the Company has either applied for licenses, or plans on applying for licenses, but does not currently own any cultivation, production, or retail licenses.

Each Member’s liability is limited pursuant to the relevant jurisdiction’s Limited Liability Company Act.

The Company’s corporate headquarters is located at 415 North Dearborn St., 4th Floor, Chicago, Illinois 60654.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for all periods presented.

These consolidated financial statements have been prepared in accordance with IFRS with the going concern assumption, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. Management estimates that the Company will be able to meet its obligations and to sustain operations for at least the next twelve months. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not include any adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 5, 2021.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as detailed in the Company’s accounting policies.

(c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

F-12

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of Consolidation

The consolidated financial statements include the accounts of Verano Holdings, LLC and its wholly-owned or majority owned subsidiaries, as well as any entities meeting the common control or common management criteria described below. Non-controlling interests are included as a component of members’ equity. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. Common management exists when entities operate under the terms of management service agreements whose terms meet the criteria for control established in IFRS 10 – Consolidated Financial Statements.

Non-controlling interest (“NCI”) represents the portion of equity ownership in subsidiaries not attributable to the Company’s members. NCI is initially measured as the proportionate share of its interest in the acquiree’s identifiable net assets as at the date of acquisition and subsequently adjusted for the proportionate share of net earnings and other comprehensive income (loss) attributable to the NCI, as well as any dividends or distributions paid to the NCI. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of changes in member’s equity and consolidated statements of operations, respectively. Changes in the parent company’s ownership interest that do not result in a change of control are accounted for as equity transactions. When investors in certain subsidiaries of the Company contribute their interests to Verano Holdings, LLC (parent), their associated non-controlling interest portion is transferred to members’ equity.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

All significant intercompany balances and transactions were eliminated in consolidation.

Verano Holdings, LLC’s has wholly owned subsidiaries and entities over which the Company has control, that are included in these consolidated financial statements for the year ended December 31, 2020. The ownership percentages/amounts set forth in the table below may not necessarily match state regulatory records as the below assumes for purposes of presentation the approval of certain pending, planned, or anticipated state regulatory transfers. The Company will update its regulatory filings in those states where it is permitted to do so as soon as practical and will continue to operate the entities below, where and as applicable, in accord with current practice and in compliance with applicable laws and regulations.

Subsidiaries

Entity Name	Jurisdiction	Purpose	Percentage Interest
11210 North 30th Street, LLC	Florida	Real Estate holding company	100%
16 Magothy Road Beach, LLC	Maryland	Real Estate holding company	100%
4444 W. Craig Road, LLC	Nevada	Real Estate holding company	100%
Agronomy Innovations LLC	Arizona	Management company	100%
Albion MM, LLC	Illinois	Real Estate holding company	100%
Ataraxia, LLC	Illinois	Cultivation	100%
Branchburg Rte. 22, LLC	New Jersey	Real Estate holding company	100%
Cave Creek RE, LLC	Arizona	Real Estate holding company	100%
CGV Group, LLC	Delaware	New York joint venture	51%
DGV Group, LLC	Delaware	California joint venture	62.50%
Eastern and Pebble, LLC	Florida	Real Estate holding company	100%
Fort Consulting, LLC	Arizona	Cultivation/Dispensary	100%

F-13

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Entity Name	Jurisdiction	Purpose	Percentage Interest
Four Daughters Compassionate Care, Inc.	Massachusetts	Cultivation/Dispensary	100%
ILDISP, LLC[1]	Illinois	Holding company	50%
ILMM Logistics, LLC	Illinois	Logistics company	100%
MA MM Logistics, LLC	Illinois	Logistics company	100%
Magpie Management, LLC	Oklahoma	Holding company	75%
MD MM Logistics, LLC	Maryland	Logistics company	100%
NH Medicinal Dispensaries, LLC (dba The Clinic Effingham)[1]	Illinois	Dispensary	100%
NJ MM Logistics, LLC	New Jersey	Logistics company	100%
NNTS Holdings, LLC	Delaware	Holding company	100%
OH MM Logistics, LLC	Ohio	Logistics company	100%
Ohio Natural Treatment Solutions, LLC	Delaware	Management company	100%
Prospect Heights RE, LLC	Illinois	Real Estate holding company	100%
RedMed Holdings, LLC	Delaware	Holding company	100%
Saint Chicago Holdings, LLC	Delaware	Holding company	100%
Verano Arizona Holdings, LLC	Delaware	Holding company	100%
Verano Arizona II, LLC	Delaware	Management company	100%
Verano Arizona, LLC	Delaware	Management company	100%
Verano CGV Holdings, LLC	Delaware	Holding company	50%
Verano El Dorado, LLC	Arkansas	Real Estate holding company	100%
Verano Four Daughters Holdings, LLC	Delaware	Holding company	100%
Verano GVB Mergersub, LLC	Delaware	Acquisition subsidiary	100%
Verano Holdings, LLC	Delaware	Holding company	100%
Verano IP, LLC	Delaware	Intellectual property	100%
Verano Michigan, LLC	Delaware	Management company	100%
Verano NSE Holdings, LLC	Delaware	Holding company	100%
Verano Oklahoma, LLC	Delaware	Holding company	100%
Verano Technologies, LLC	Delaware	Holding company	100%
Verano THC Holdings, LLC	Delaware	Holding company	100%
Verano TV Mergersub, LLC	Delaware	Acquisition subsidiary	100%
Verano WV, LLC	West Virginia	Dispensary	100%
VHGCA Holdings, LLC	Delaware	Holding company	100%
VHGRX Holdings, LLC	Delaware	Holding company	100%
VZL Staffing Services, LLC	Illinois	Staffing company	100%
Zen Leaf Retail, LLC	Maryland	Holding company	100%
Zen Leaf Technologies, LLC	Delaware	Management company	100%

1 ILDISP, LLC and NH Medicinal Dispensaries, LLC: Company affiliate Ataraxia has a 50% membership interest share of ILDISP, which owns 100% interest in NH Medicinal Dispensaries. As such, affiliate Ataraxia owns a 50% interest in NH Medicinal Dispensaries. NH Medicinal Dispensaries holds two licenses which are associated with two dispensaries: The Clinic Effingham and Zen Leaf Charleston. Due to the nature of the extent of control the Ataraxia exercises over each dispensary, the Company recognizes The Clinic Effingham as an equity-method investment and fully consolidates Zen Leaf Charleston.

F-14

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Operating Companies

Entity Name	Jurisdiction of Organization	Purpose	Percentage Interest
2900 Lone Mountain, LLC	Nevada	Real Estate holding company	100%
AGG Wellness, LLC dba Herban Legends of Towson	Maryland	Dispensary	100%
Buchanan Development, LLC	Michigan	Dispensary	100%
Canna Cuzzos, LLC	Maryland	Dispensary	40%
Chicago Natural Treatment Solutions, LLC	Delaware	Holding company	100%
ChiVegs Real Estate, LLC	Nevada	Real Estate holding company	100%
Elevele LLC	Illinois	Dispensary	100%
FGM Processing, LLC	Maryland	Processor	100%
Freestate Wellness, LLC	Maryland	Cultivation/Dispensary	100%
GLD Holdings, LLC	Delaware	Holding company	100%
Green RX, LLC (dba Have a Heart Cincy)	Ohio	Dispensary	100%
Healthway Services of Illinois, LLC	Illinois	Holding company	100%
Healthway Services of West Illinois, LLC	Illinois	Dispensary	100%
Local Dispensaries, LLC	Pennsylvania	Dispensary	100%
Lone Mountain Partners, LLC	Nevada	Cultivation	100%
Maryland Natural Treatment Solutions, LLC	Maryland	Dispensary	100%
MDCult, LLC	Maryland	Holding company	99.99%
Mikran, LLC	Maryland	Dispensary	100%
MME Aurora Retail, LLC	Illinois	Dispensary	100%
MME Evanston Retail, LLC	Illinois	Dispensary	100%
MME IL Holdings, LLC	Illinois	Holding company	100%
Mother Grows Best, LLC	Ohio	Cultivation	100%
Mother Know’s Best, LLC	Ohio	Dispensary	100%
Natural Treatment Solutions, LLC	Nevada	Holding company	100%
NatureX, LLC dba Zen Leaf Las Vegas	Nevada	Dispensary	100%
Nevada Natural Treatment Solutions, LLC	Nevada	Holding company	100%
Noah’s Ark, LLC	Arkansas	Dispensary	100%
Ohio Grown Therapies, LLC	Ohio	Dispensary	100%
Redfish Holdings, Inc.	Maryland	Holding company	100%
RedMed, LLC	Delaware	Holding company	100%
Saint Chicago, LLC	Illinois	Holding company	100%
The M Group, LLC	Maryland	Holding company	100%
Union Group of Illinois, LLC	Illinois	Dispensary	100%
United Development of Illinois, LLC	Illinois	Real Estate holding company	100%
V Waldorf, LLC	Maryland	Holding company	100%
Verano Evanston, LLC	Illinois	Holding company	100%
Verano Highland Park, LLC	Illinois	Holding company	100%
Verano Illinois, LLC	Illinois	Holding company	100%

F-15

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Entity Name	Jurisdiction of Organization	Purpose	Percentage Interest
Verano MI2, LLC	Michigan	Holding company	100%
Verano MO Holdings, LLC	Delaware	Holding company	100%
Verano MO, LLC	Missouri	Holding company	100%
Verano NJ Holdings, LLC	Delaware	Holding company	100%
Verano NJ LLC	New Jersey	Cultivation/Dispensary	100%
VHGG Holdings, LLC	Delaware	Holding company	100%
VHMD Processor, LLC	Delaware	Processor	100%
VMO Processing, LLC	Missouri	Processor	100%
VMO Retail, LLC	Missouri	Dispensary	100%
VZL Staffing, LLC	Maryland	Staffing company	100%
West Capital, LLC	Illinois	Real Estate holding company	100%

(e)	Cash

Cash includes cash deposits in financial institutions and cash held at retail, and cultivation locations.

(f)	Accounts Receivable and Expected Credit Loss

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit loss reflects the Company’s estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of trade receivables is reviewed on an ongoing basis. The expected credit loss is determined based on a combination of factors, including the Company’s risk assessment regarding the credit worthiness of its customers, historical collection experience and length of time the receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. As of December 31, 2020, the allowance for doubtful accounts was $300,000. There was no allowance for doubtful accounts as of December 31, 2019.

(g)	Inventories

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant, and slow-moving goods and any such inventories are written down to net realizable value. As of December 31, 2020 and December 31, 2019, there were no reserves for obsolete inventories.

(h)	Investments in Associates

The Company accounts for investments under International Accounting Standards (“IAS”) 28 – Investments in Associates and Joint Ventures. Investments are first evaluated if there is control and should be combined or consolidated. If it is determined that the Company does not have control in an investment but has significant influence, the investment is deemed an investment in an associate. Significant influence is defined as the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost.

F-16

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Investments in Associates (Continued)

Subsequent to initial recognition, the carrying value of the Company’s investment in an associate is adjusted for the Company’s share of comprehensive income (loss) and distributions of the investee. The carrying value of associates is assessed for impairment at each Statement of Financial Position date. Investments that are neither controlled, or the Company does not have significant influence, are recognized at fair value at each reporting period with changes in fair value recognized through profit and loss. As of December 31, 2020 and December 31, 2019, the Company did not recognize any impairments in investments at fair value or investments in associates.

(i)	Biological Assets

The Company measures biological assets consisting of medical and adult-use cannabis plants at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of internally produced harvested cannabis and finished goods inventories after harvest. These costs are then recorded with cost of goods sold in the consolidated statements of operations in the period when the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

Production costs related to biological assets are expensed. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statements of operations.

The Company capitalizes costs incurred after harvest to bring the products to their present location and condition in accordance with IAS 2, Inventories. The cost of inventories includes the fair value less cost to sell of the cannabis at harvest and costs incurred after harvest (such as quality assurance costs, fulfillment costs and packaging costs) to bring the products to their present location and condition.

(j)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings and Improvements	39 Years
Furniture and Fixtures	5 – 7 Years
Computer Equipment and Software	5 Years
Store Equipment and Tools	5 – 7 Years
Leasehold Improvements	Remaining Life of Lease
Manufacturing Equipment	5 – 7 Years
Vehicles	5 Years
Assets Under Construction	Not Depreciated

F-17

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Property and Equipment (Continued)

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the year the asset is derecognized.

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

(k)	Intangible Assets

Intangible assets are recorded at cost, less impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Certain intangible assets, including cannabis licenses, have indefinite useful lives and are not subject to amortization. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The Company does not have finite lived intangible assets. The Company did not record any impairment losses for the years ended December 31, 2020 and 2019.

(l)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or CGUs which are expected to benefit from the synergies of the combination.

Goodwill that has an indefinite useful life is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU.

Any goodwill impairment loss is recognized in operations in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. The Company did not record any impairment losses for the years ended December 31, 2020 and 2019.

(m)	Leased Assets

Effective January 1, 2019, the Company adopted IFRS 16 Leases, using the modified retrospective approach, as permitted under the specific transitional provisions in the standard. Upon adopting, the Company recognized lease liabilities and Right of Use assets in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted-average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 8%. The Company did not have any leases which had been previously classified as ‘finance leases’ under the principles of IAS 17 at the time of adoption.

F-18

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Leased Assets (Continued)

In the initial application of IFRS 16, the Company applied the following practical expedients permitted by the standard:

●	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics,
●	Reliance on previous assessments of whether leases are onerous immediately before the date of initial application,
●	Application of the short-term leases exemption to leases with a remaining lease term of less than twelve months as at the date of initial application, and
●	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application.
●	Election to separate lease and non-lease components, and account for each lease component separately from the associated non-lease components.

Based on the foregoing, the impact of the change in accounting policy on January 1, 2019 is summarized below:

●	Right-of-use assets of $2,947,101 were recognized,
●	Lease liabilities of $3,362,964 were recognized,
●	The net impact on retained earnings was a decrease of $415,863.

Policy applicable upon adoption of IFRS 16

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assess whether:

●	The contract involves the use of an identified asset.
●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

F-19

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Leased Assets (Continued)

Interest on the lease liability is accreted using the effective intertest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of twelve months or less and leases of low-value assets. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

(n)	Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the Condensed Interim Consolidated Statements of Operations based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

The Company is subject to U.S. Internal Revenue Code Section 280E. The section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

(o)	Revenue Recognition

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

F-20

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Revenue Recognition (Continued)

Under IFRS 15, revenues from the sale of cannabis are generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Revenue is presented net of discounts and sales tax and other related taxes.

The Company has customer loyalty programs in which retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated redemption probability of point obligation incurred, which is calculated based on a standalone selling price.

(p)	Financial Instruments

Financial Assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

F-21

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Continued)

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

F-22

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Continued)

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled, or expire.

(q)	Provisions and Contingent Liabilities

Provisions, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting. period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(r)	Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the consolidated statements of operations immediately as a bargain purchase gain

F-23

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Business Combinations (Continued)

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(s)	Derivative Liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Monte Carlo simulation model. Critical estimates and assumptions used in the model are discussed in Note 12.

(t)	Segment Reporting

An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment for the cultivation, manufacturing, and distribution, and sale of cannabis.

All revenues were generated in the United States of America for the years ended December 31, 2020 and 2019.

(u)	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

F-24

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions (Continued)

(iii)	Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

(iv)	Discount Rate for Leases

IFRS 16 – Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the Company generally uses the incremental borrowing rate when initially recording leases. Generally, the Company uses its incremental borrowing rate as the discount rate.

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

F-25

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions (Continued)

(vi)	Intangible Asset and Goodwill Impairment

Indefinite-lived intangible assets and goodwill are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets has been impaired. In order to determine if the value of goodwill has been impaired, the cash-generating unit to which goodwill has been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(vii)	Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained.

(viii)	Warrant Issuance Modification

The modification of warrant agreements presented as equity classified are first analyzed to ensure that such modifications do not change the classification of the instrument. If equity presentation remains proper, an adjustment to equity is recorded. If equity presentation is not preserved, the modification is evaluated under IFRS 2 Share-based Payments.

(ix)	Expected Credit Loss

Management determines the expected credit loss by evaluating individual receivable balances and considering accounts and other receivable financial condition and current economic conditions. Accounts receivable and financial assets recorded in other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the condensed interim consolidated statement of financial position date.

(x)	Fair Value of Financial Instruments

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

F-26

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions (Continued)

(xi)	Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(xii)	Determination of Cash-Generating Units

The Company’s assets are aggregated into cash-generating units (“CGU’s”). CGU’s are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGU’s was based on management’s judgment regarding several factors such as shared infrastructure, geographical proximity, and exposure to market risk and materiality.

(xiii)	Property, Plant and Equipment Impairment

The Company evaluates the carrying value of long-lived assets at the end of each reporting period whenever there is any indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

(xiv)	Derivative Liabilities

In calculating the fair value of its derivative liabilities, the Company uses the Monte Carlo simulation model, for Level 3 recurring fair value measurements to estimate fair value at each reporting date. The key assumptions used in the models are similar and include the expected future volatility in the price of the Company’s shares, the fair market value of the price of the Company’s shares and the expected life of the underling instrument.

(xii)	COVID-19 Estimation Uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions.

While these effects are expected to be temporary, the duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. For the time being and until economies stabilize, the Company has shifted its strategic approach and the manner in which it operates its business to continue providing high-quality products to its patients and customers, and ensure that its workplace and stores have appropriate measures put in place to limit social interactions and enforce social distancing measures.

F-27

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xii)	COVID-19 Estimation Uncertainty (Continued)

The Company has put forth initiatives to allow the Company to continue offering high-quality products in a safe environment, with additional measures put in place to allow its customers to access its products while limiting social interactions, and enforcing social distancing measures throughout its retail stores. These initiatives have allowed the Company to operate mostly uninterrupted and to implement its business continuity plan. Some of the measures include: (i) increasing curbside pick-up and/or drive-thru options at all of its retail locations, where regulations permit such services; (ii) expanding home delivery services to customers, where regulations permit such services; and (iii) updating its safety and sanitation protocols in-store and in all facilities.

The Company is closely monitoring the evolution of COVID-19. As of the date hereof, the Company’s operations have not been significantly impacted as the cannabis industry has been deemed an essential service in many states since March 2020. Going forward, the extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on various developments, including the duration and magnitude of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

(v)	Adoption of New and Revised Standards and Interpretations

The following IFRS standards have been recently issued by the IASB. The Company has assessed or is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments were effective for annual reporting periods beginning on or after January 1, 2020. The Company early adopted IAS 1 and IAS 8 prior to January 1, 2020. The adoption of IAS 1 and IAS 8 did not have a material impact on the consolidated financial statements.

(ii)	Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)” (the “IFRS 3 Amendment”). The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company early adopted IFRS 3 as of January 1, 2019. The adoption did not have a material impact on the consolidated financial statements.

F-28

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Adoption of New and Revised Standards and Interpretations (Continued)

The following is a brief summary of the new standards issued but not yet effective:

(iii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

(iv)	Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

(w)	Discontinued Operations

The Company followed IFRS 5 Non-current Assets Held for Sale and Discontinued Operations to report for assets held for sale and discontinued operations.

3. DISCONTINUED OPERATIONS

During the third quarter of 2020, the Company closed it’s Oklahoma operations, which were comprised of three dispensaries and a processing facility. This discontinuance represents a strategic geographical shift in business operations. The acquisition of Oklahoma was in 2019 (Note 9).

Discontinued operations are presented separate from continuing operations in the consolidated statement of operations and the consolidated statement of cash flows and represented a loss of $2,145,631. There were no proceeds received in connection with the discontinuation of the Oklahoma operation.

F-29

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. DISCONTINUED OPERATIONS (Continued)

The following table represents the financial results associated with discontinued operation as reflected in the Company’s condensed consolidated statements of operations:

	2020	20l9

Revenues, net of discounts	$1,861,758	$2,022,721
Cost of goods sold	(1,367,699)	(1,292,501)

Gross profit	494,059	730,220

Expenses
General and administrative	1,054,339	1,058,679
Sales and marketing	57,043	119,578
Depreciation and amortization	98,195	104,630

Total expenses	1,209,577	1,282,887

Operating loss before taxes and non-controlling interest	(715,518)	(552,667)
Income taxes	-	-

Loss from continuing operations before non-controlling interest	(715,518)	(552,667)
Lees amount attributable to non-controlling interest	536,639	414,500
Net loss from discontinued operations, net of tax	(1,966,751)	-

Net loss attributed to Verano Holdings, LLC and Subsidiaries	$(2,145,631)	$(138,167)

4. DECONSOLIDATION

In July 2020, the Company entered into an agreement to unwind its interest in Zen Leaf Retail PR, Inc. Accordingly, the Company does not exercise any control over this entity. As a result, the assets and liabilities of both entities have been derecognized from the consolidated statements of financial position, with a loss of $189,324 being recognized in the consolidated statements of operations.

In February 2019, the Company entered into an agreement to unwind pending interests in United Development of Illinois, LLC and Union Group of Illinois, LLC. Accordingly, the Company does not exercise any control over these entities. As a result, the assets and liabilities of both entities have been derecognized from the consolidated statements of financial position, with a loss of $3,086,878 being recognized in the consolidated statements of operations. This amount included a cash payment of $775,000 to the PTS Members.

F-30

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

5. INVENTORIES

The Company’s inventories consist of the following:

	December 31,	December 31,
	2020	2019

Raw Materials	$-	$566,352
Work in Process	46,586,170	10,373,918
Finished Goods	12,703,895	3,133,094

Total Inventories	$59,290,065	$14,073,364

6. BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At December 31, 2020 and December 31, 2019, the changes in the carrying value of biological assets are shown below:

	December 31,	December 31,
Harvest in Process	2020	2019

Beginning balance	$16,613,392	$10,675,028
Costs incurred prior to harvest to facilitate biological transformation	55,535,842	25,470,334
Unrealized gain on fair value of biological assets	254,154,780	44,539,847
Transferred to inventory upon harvest	(216,927,447)	(64,071,817)

Ending balance	$109,376,567	$16,613,392

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

●	The average number of weeks in the growing cycle is nineteen weeks from propagation to harvest;
●	The average harvest yield of whole flower is 320.26 grams per plant (292 grams – 2019);
●	The average selling price of whole flower is $6.98 per gram ($6.12 per gram – 2019);
●	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation, and oil extraction costs estimated to be $0.57 per gram ($0.70 per gram – 2019); and
●	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.12 per gram ($0.12 per gram - 2019).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

F-31

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

6. BIOLOGICAL ASSETS (Continued)

Management has quantified the sensitivity of the inputs, and determined the following:

●	Selling price per gram – an increase or decrease in the selling price per gram by 5% would result in an increase or decrease the fair value of biological assets by $6,321,578 ($1,030,145 – 2019).
●	Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease the fair value of biological assets by $5,468,828 ($830,670 – 2019).
●	Cost of production per gram – an increase or decrease in the cost of production per gram by 5% would result in a decrease or increase the fair value of biological assets by $824,412 ($188,566 – 2019).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As of December 31, 2020 and December 31, 2019, the biological assets were on average, 34.1% and 41.3%, respectively, complete and the estimated fair value less costs to sell of dry cannabis was $4.69 and $3.51 per gram, respectively.

As of December 31, 2020 and December 31, 2019, it is expected that the Company’s biological assets will ultimately yield approximately 43,488 and 7,588 kilograms of cannabis, respectively.

7. NOTES RECEIVABLE

The notes receivable consists of two secured promissory notes. The first note is a secured promissory note with SOL Global Investments Corp, a member of the Company (SOL Global Investments Corp holds 3,335,411 Class B Units) for an original amount of $5,000,000. The note was dated March 2019 and originally matured in September 2020. Interest of 10% per annum and principal are due at maturity. The note was amended in March 2020 to reduce the amount due by $300,000 and increase the interest rate to 15.25% in the event the interest was not paid in full on September 1, 2020. In September 2020, the note was amended to include specified payment dates through October 29, 2020 with interest due at 15.25% per annum. As of the December 31, 2020, the Company has received principal payments for $2,175,000 and has a remaining principal outstanding of $2,825,000 plus accrued interest.

The second note is a secured promissory note dated August 13, 2020 with an unrelated party for $180,000. The note is due and payable on or before the earlier of February 13, 2021 (which may be extended at the discretion of the lender until August 13, 2021) or such other date the principal amount becomes due and payable by acceleration after an event of default.

As of December 31, 2020 and December 31, 2019, accrued interest on the aforementioned notes totaled $940,023 and $376,712, respectively, and is included in interest receivable.

F-32

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

8. PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation consists of the following at December 31, 2020 and December 31, 2019:

	December 31,	December 31,
	2020	2019

Land	$12,137,559	$6,707,177
Buildings and Improvements	15,223,120	8,727,420
Furniture and Fixtures	5,258,417	3,028,537
Computer Equipment and Software	3,330,685	1,646,157
Leasehold Improvements	88,329,837	56,081,457
Tools and Equipment	27,237,388	14,691,284
Vehicles	850,080	564,578
Assets Under Construction	8,514,196	1,646,157

Total Property, Plant and Equipment, Gross	160,881,282	103,199,320
Less: Accumulated Depreciation	(17,743,697)	(8,819,576)

Property, Plant and Equipment, Net	$143,137,585	$94,379,744

Assets under construction represent construction in progress related to facilities not yet completed or otherwise not placed in service.

A reconciliation of the beginning and ending balances of property, plant and equipment is as follows:

	Property, Plant and		Property, Plant and
	Equipment,	Accumulated	Equipment,
	Gross	Depreciation	Net

Balance as of January 1, 2019	$44,984,255	$(4,237,355)	$40,746,900
Additions	65,673,552	-	65,673,552
Property, plant and equipment from business combination	144,698	-	144,698
Disposals	(7,603,185)	-	(7,603,185)
Depreciation	-	(4,582,221)	(4,582,221)

Balance as of December 31, 2019	$103,199,320	$(8,819,576)	$94,379,744
Additions	58,161,038	-	57,173,786
Property, plant and equipment from business combination	1,351,171	-	1,351,171
Disposals	(11,246)	-	(11,246)
Discontinued operations and deconsolidation	(1,819,001)		(1,819,001)
Depreciation	-	(8,924,121)	(8,924,121)

Balance as of December 31, 2020	$160,881,282	$(17,743,697)	$143,137,585

For the years ended December 31, 2020 and 2019, depreciation expense totaled $8,147,233 and $3,284,380, respectively, was included in costs of goods sold.

F-33

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

9. ACQUISITIONS

(a)	Business Combinations

In April 2019, the Company entered into a definitive agreement with an unrelated party, AGG Wellness d/b/a Herban Legends of Towson (“Herban”). Herban holds a medical cannabis license in Towson, Maryland. Pursuant to the terms of the transaction, Verano, through wholly-owned subsidiary Zen Leaf Technologies, LLC, also entered into a management and administrative services agreement with Herban in exchange for a placement fee equal to $2,500,000 in cash and $1,800,000 in stock of PubCo of the acquirer of Verano if Verano is sold prior to going public. Cash consideration transferred totaled $3,300,000, which was paid during 2019. At December 31, 2020, the Company owed $630,000, of which $430,000 was paid in January 2021. The final payment of $200,000 will be paid upon final closing. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as an asset acquisition with the application of the IFRS 3 Amendment.

In April 2019, a Company affiliate entered into a definitive agreement to purchase an unrelated party, Magpie Management, LLC (“Magpie”). Magpie, through various subsidiaries, owns two medical cannabis commercial grower licenses, one medical cannabis commercial processing license, and three medical cannabis commercial dispensary licenses in the State of Oklahoma. The transaction provided for the Company’s affiliate to purchase 25% of the issued and outstanding membership interested of Magpie, as well as other commercial arrangements. Consideration for the transaction totaled $1,000,000, which had not been paid in full as of the date of this report. The Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combinations.

In July 2020, the Company acquired an additional 50% ownership interest in a Las Vegas real estate entity which provided the Company with a controlling interest and was accounted for as a business acquisition in accordance with IFRS, Business Combinations. The purchase price was allocated to the building and land, which totaled $1,160,000. Consideration included cash of $230,000 and a note payable of $350,000 (Note 11). A gain on the previously held equity interest was recognized for $458,039. Acquisition costs, which are expensed as incurred, were not significant and were excluded from the consideration transferred.

In July 2020, the Company entered into a membership interest purchase agreement to acquire, upon the satisfaction of certain conditions precedent, 100% of a dispensary located in Illinois. The total purchase price was $20,000,000 plus a $31,151 working capital adjustment. The Company paid $10,000,000 in July 2020 and an additional $8,000,000 was paid in November 2020. The remaining purchase price will be paid pursuant to the membership interest purchase agreement. Verano, through a subsidiary, also entered into a management and administrative services agreement. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combination and consolidated the seller as of July 2020. Acquisition costs, which are expensed as incurred, were not significant and were excluded from the consideration transferred.

In December 2020, the Company entered into a membership interest purchase agreement to acquire, upon the satisfaction of certain conditions precedent, 100% of a dispensary located in Illinois. The total undiscounted purchase price was $22,347,011 plus a $315,065 working capital adjustment. The Company paid $5,347,011 in December 2020. The remaining purchase price will be paid pursuant to the membership interest purchase agreement. Verano, through a subsidiary, also entered into a management and administrative services agreement. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combination and consolidated the seller as of December 2020. Acquisition costs, which are expensed as incurred, were not significant and were excluded from the consideration transferred.

F-34

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

9. ACQUISITIONS (Continued)

(a)	Business Combinations (Continued)

The purchase price allocation for the acquisitions, as set forth in the table below, reflects various fair value estimates and analyses which are subject to change within the measurement period. The primary areas of the purchase price allocation that are subject to change relate to the fair value of certain tangible assets, the value of intangible assets acquired, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

Measurement period adjustments that the Company determined to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The measurement period ends one year subsequent to the acquisition date.

The following table summarizes the provisional accounting estimates of the acquisition that occurred during the year ended December 31, 2020.

	Evanston	Elevele	Total

Cash	$328,722	$1,034,790	$1,363,512
Inventories	552,633	431,040	983,673
Other current assets	3,354	366,081	369,435
Property, plant and equipment	1,053,404	38,079	1,091,483
Right of use assets	-	43,791	43,791
Accounts payable and accrued liabilities	(940,702)	(1,108,987)	(2,049,689)
Deferred taxes	(5,766,702)	(6,548,193)	(12,314,895)
Lease liabilities	(122,779)	(68,451)	(191,230)

Total identifiable net assets (liabilities)	(4,892,070)	(5,811,850)	(10,703,920)
Intangible assets	24,923,221	28,112,566	53,035,787

Net assets	$20,031,151	$22,300,716	$42,331,867

Cash	$18,000,000	$5,347,011	$23,347,011
Acquisition price payable	2,031,151	16,953,705	18,984,856

Total Consideration	$20,031,151	$22,300,716	$42,331,867

In addition to the acquisitions noted above, a Company affiliate entered into a membership purchase agreement with a licensee in Maryland which would allow the Company to process medical marijuana in Maryland. The Company analyzed the transactions and recorded the transaction as a business combination. The total purchase price was $6,900,000 and $1,050,000 was paid in December 2020. The Company recognized a license in the amount of $6,640,312 and tools and equipment in the amount of $259,688, which are included in the intangible assets and property, plant and equipment, respectively, of the consolidated statements of financial position.

F-35

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

9. ACQUISITIONS (Continued)

(a)	Business Combinations (Continued)

The following table summarizes the final accounting estimates of the acquisitions that occurred during the year ended December 31, 2019.

	AGG Wellness (1)	Magpie (2)	Total

Cash	$-	$61,003	$61,003
Inventories	300,000	237,352	537,352
Other current assets	-	34,502	34,502
Property, plant and equipment	-	144,698	144,698
Right of use assets	457,046	856,910	1,313,956
Accounts payable and accrued liabilities	-	(197,693)	(197,693)
Deferred Taxes	(1,293,435)	-	(1,293,435)
Lease liabilities	(457,046)	(856,910)	(1,313,956)
Non-controlling interest	(300,000)	(2,400,000)	(2,700,00)

Total identifiable net assets (liabilities)	(1,293,435)	(2,120,138)	(3,413,573)
Intangible assets	5,793,435	3,120,138	8,913,573

Net assets	$4,500,000	$1,000,000	$5,500,00

Cash	$3,300,000	$-	$3,300,00
Acquisition price payable	1,200,000	1,000,000	2,200,000

Total Consideration	$4,500,000	$1,000,000	$5,500,00

(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS Amendment. During the measurement period a material deferred tax adjustment was identified related to the AGG Wellness acquisition in which a deferred tax liability and additional goodwill of $1,293,435 was recognized. The additional goodwill is reflected as a 2020 addition in the intangible assets and goodwill footnote (Note 10).

(2)	Acquisition accounted for as a business combination under IFRS 3.

Acquisition costs, which are expensed as incurred, were not significant and were excluded from the consideration transferred. The Magpie (Oklahoma) operation was discontinued during the third quarter of 2020 (Note 3).

(b)	Licenses

During 2020, a Company affiliate entered into consulting, licensing, or other contractual arrangements with licensees in Pennsylvania which would allow the Company to operate medical and/or recreational marijuana dispensaries in Pennsylvania. The Company analyzed the transactions and recorded the transactions as asset acquisitions. The Company capitalized the licenses in the amount of $7,000,000, which are included in the intangible assets on the consolidated statement of financial position. The Company entered into a secured promissory note of $3,163,000 in July and the remaining liability of seller financing was fully repaid ahead of the scheduled pay-off date. The payment was the final financial obligation remaining under the transaction documents.

F-36

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

9. ACQUISITIONS (Continued)

(b)	Licenses (Continued)

During 2019, Company affiliates entered into consulting, licensing, or other contractual arrangements with licensees in Ohio and Michigan which would allow the Company to operate medical and/or recreational marijuana dispensaries in Ohio or Michigan. The Company analyzed the transactions and recorded the transactions as asset acquisitions. The Company capitalized the licenses in the amount of $3,996,707, which are included in the intangible assets on the consolidated statements of financial position. The Company had $60,185 payable as of December 31, 2019, which was paid in full in 2020. The Company determined that the acquired licenses have an indefinite life and are not subject to amortization.

10. INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2020, intangible assets and goodwill consisted of the following:

	Balance at January 1,		Additions from		Balance at December
	2020	Purchases	Acquisitions	Disposals	31, 2020
Indefinite Lives
Licenses	$19,802,449	$7,000,000	$47,017,018	$-	$73,819,467
Tradenames	78,000	-	-	-	78,000
Goodwill	5,064,248	-	13,952,516	(2,987,861)	16,028,903

Total	$24,944,697	$7,000,000	$60,969,534	$(2,987,861)	$89,926,370

As of December 31, 2019, intangible assets and goodwill consisted of the following:

	Balance at January 1,		Additions from		Balance at December
	2019	Purchases	Acquisitions	Disposals	31, 2019
Indefinite Lives
Licenses	$12,575,742	$8,496,707	$-	$(1,270,000)	$19,802,449
Tradenames	119,000	-	-	(41,000)	78,000
Goodwill	1,995,233	-	3,120,138	(51,123)	5,064,248

Total	$14,689,975	$8,496,707	$3,120,138	$(1,362,123)	$24,944,697

F-37

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

11. NOTES PAYABLE

As of December 31, 2020 and December 31, 2019, notes payable consisted of the following:

	December 31,	December 31,
	2020	2019

Credit agreement dated July 2, 2020 for an initial commitment of $20,000,000 issued to various investors under Chicago Atlantic GIC Advisers, LLC as administrative agent with an incremental loan not to exceed $10,000,000; interest at 15.25% per annum matures June 2022. The Company was advanced $30,000,000 during the third quarter of 2020. Debt issuance costs were reflected as a reduction of the carrying value of the long-term debt on the Company’s consolidated statements of financial position and was amortized to interest expense over the term of the note using the effective interest method. This note is guaranteed by a member. This note has prepayment penalties and mandatory prepayment as described in the note. The note holders have a first right of refusal to refinance the note under substantially similar terms. The note is substantially collateralized by all the assets of the Company and is subject to certain restrictive covenants as defined in the agreement.	$30,000,000	$-

Convertible note dated November 25, 2019 for up to $20,000,000 issued to accredited investors; interest at 1.5% per month matures in August 2020 subject to an extension of six months or the completion of a transaction, if earlier. The note was extended for six month and with a maturity in February 2021. The note was repaid in November 2020 when the holder elected to exercise their warrants. Refer to (c) below.	-	5,100,000

Convertible note dated November 25, 2019 for $5,000,000 issued to accredited investors; interest at 1.5% per month matures in August 2020 subject to an extension of six months or the completion of a transaction, if earlier. Principal and interest is due on the maturity date. The note was extended for six month and matures in February 2021. Refer to (d) below.	3,709,425	5,100,000

Secured promissory notes dated February 13, 2019 for $3,412,500 issued to accredited investors; interest at 2.57% compounded annually matures in February 2020. The note was amended in June 2020 and extended for six months to August 2020 and is subject to four extension dates. The interest rate was also amended to bear interest at 6% from February to June 2020, 11% compounded annually until August 2020, 14% compounded annually until the second extension date of February 2021, and 15.5% compounded annually for additional extension dates. Refer to (b) below.	3,412,500	3,412,500

Promissory note secured by deed of trust dated May 15, 2020 for $1,473,922 issued to Eastern and Pebble, LLC; bears interest at 4% per annum and matures on September 15, 2021.	856,594	-

Promissory note dated September 4, 2019 for up to $16,000,000 issued to accredited investors; interest at 5.0% per annum matures in September 2020 or upon the occurrence of a corporate transaction if earlier. Principal and interest is due on the maturity date. The loan was repaid in 2020.	-	8,000,000

F-38

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

11. NOTES PAYABLE (Continued)

As of December 31, 2020 and 2019, notes payable consisted of the following (Continued):

	December 31,	December 31,
	2020	2019

Promissory note dated July 31, 2017, in the original amount of $2,900,000 issued to an accredited investor; monthly payment of $19,294 with a balloon payment of $2,493,308 due on August 1, 2027 including interest at 7.00% per annum. Refer to (a) below.	2,790,274	2,827,924

Vehicle loan dated December 11, 2017, in the original amount of $17,709 issued to accredited investors; monthly payment of $548, including interest at 6.94% and matures in December 2020. The loan was repaid in 2020.	-	6,335

Vehicle loan dated August 25, 2017, in the original amount of $18,966 issued to accredited investors; monthly payment of $341, including interest at 2.99% and matures in September 2022. The loan was repaid in 2020.	-	8,727

Vehicle loan dated May 21, 2018, in the original amount of $18,247 issued to accredited investors; monthly payment of $563, including interest at 6.75% and matures in February 2021. The loan was repaid in 2020.	-	9,107

Promissory Note dated July 2, 2020, in the original amount of $350,000 issued to BB Marketing, LLC; matures in June 2021; interest is due at 5% in the event of a default	350,000	-

Less: unamortized debt issuance costs	(824,833)	(166,667)
Less: unamortized debt discount	-	(5,525,503)
Less: unamortized debt discount - warrants	-	(4,405,756)

Total Notes Payable	40,293,910	14,366,667
Less: Current Portion of Notes Payable	(7,814,261)	(8,153,234)

Notes Payable, Net of Current Portion and Unamortized Debt Issuance Costs	$32,479,649	$6,213,433

F-39

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

11. NOTES PAYABLE (Continued)

Stated maturities of debt obligations are as follows:

	Principal Payments	Unamortized Debt Issuance Costs	Total Notes Payable

2021	$8,365,694	$551,433	$7,814,261
2022	30,039,862	273,450	29,766,412
2023	42,744	-	42,744
2024	45,834	-	45,834
2025	49,147	-	49,147
Thereafter	2,575,512	-	2,575,512

Total	$41,118,793	$824,883	$40,293,910

(a) The promissory note with an outstanding balance of $2,790,274 at December 31, 2020 is collateralized by certain real estate and improvements made to the property.

(b) The two promissory notes which have convertible features, with an outstanding balance at December 31, 2020 of $3,412,500 are collateralized by the note holders’ units in DGV Group, LLC. These notes were repaid in full in February 2021.

(c) In August 2018, the Company and ZenNorth, LLC entered into a $10,000,000 credit facility. The terms of the loan provide the Company with the facility at a rate of 1%, compounded monthly, with conversion options. The loan was to be made in several advances on or before December 31, 2018. No such advances were made. In connection with the credit facility, the Company issued a warrant for 424,242 Class B units at an exercise price of $7.14, with a term of 5 years.

(c&d) At the sole option of the lender or upon completion of a transaction, the convertible notes are convertible to equity. A total of $10,000,000 was advanced during 2019, of which $5,000,000 was advanced from ZenNorth, LLC and affiliates (c) and $5,000,000 from the Company’s Chief Executive Officer (d). Both advances had an origination fee of 2%, which is due in full on the maturity date. The origination fee was recorded as a reduction to the carrying value of the note payable. This reduction is recognized on a straight-line basis which approximates the effective interest rate method as interest expense. The charge to interest expense was $2,272,450 and $33,333 for the years ended December 31, 2020 and 2019, respectively.

(c&d) Additionally, in connection with the convertible notes issued in 2019, the Company issued warrants to purchase 990,000 common shares with an exercise price of $7.575 per share. The warrants have a three year term from the date of the closing. The Company determined the fair value of the warrants to be $5,061,933 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0% and risk-free rate of 1.60%. A debt discount is reflected as a reduction of the carrying value of the note payable on the Company’s consolidated statements of financial position and is being amortized over the term of the notes. Amortization of the debt issuance cost for warrants was $4,405,756 and $656,177 for the years ended December 31, 2020 and December 31, 2019, respectively. The conversion feature was treated as an embedded derivative liability and did not require bifurcation, as such the entire amount was recorded as a liability. The warrants for 424,242 Class B units and 990,000 common shares were exercised for an exercise value of $3,029,088 and $7,499,250, respectively. The exercise proceeds were used to relieve the remaining debt outstanding with ZenNorth, LLC. The exercise proceeds for the Chief Executive Officer did not exceed the outstanding note balance, leaving an outstanding balance of $3,709,425 at December 31, 2020, which was repaid in full in February 2021.

F-40

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

12. DERIVATIVE LIABILITIES

Convertible Notes

The Company issued two convertible notes for $10,000,000 in 2019 (Note 11). A reconciliation of the beginning and ending balances of the derivative liabilities for the periods ended December 31, 2020 and 2019 were as follows:

Derivative Liability

Balance as of January 1, 2019	$-
Fair value of derivative liabilities on issuance date	6,216,191
Additional issuance	-
Fair value change in derivative liability	562,319

Balance as of December 31, 2019	$6,778,510

Balance as of January 1, 2020	$6,778,510

Additional issuance	-
Gain on derivative liability	(6,778,510)

Balance as of December 31, 2020	$-

In accordance with IFRS, a contract to issue a variable number of equity shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations at each period-end. The derivative liability will ultimately be converted into the Company’s equity when the convertible notes payable is converted or will be extinguished on the repayment of the convertible notes payable and will not result in the outlay of any additional cash by the Company.

Upon initial recognition, the Company recorded a derivative liability and debt discount of $3,126,285 in relation to the derivative liability portion of the convertible notes. The Company had additional issuances through the remainder of 2019 that resulted in an additional debt discount of $3,089,906. The Company recorded $5,525,503 and $690,688 in amortization related to the debt discount for the years ended December 31, 2020 and December 31, 2019, respectively.

As of December 31, 2020, the Company had no probability of debt conversion. The Company adjusted the derivative liabilities and debt discount to reflect the outcome.

13. MEMBERS’ EQUITY

Members’ Equity

Effective January 1, 2019, Verano Holdings, LLC elected to be treated as a C Corporation for Federal income tax purposes. Prior to January 1, 2019, members’ equity was primarily comprised of one class of units, as described in the Company’s applicable operating agreements.

F-41

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

13. MEMBERS’ EQUITY (Continued)

(a)	Noncontrolling Interest

During 2020, the Company entered into various agreements to acquire non-controlling interests in certain entities. As a result of the transaction, a Company affiliate now owns 100% of the membership interests in each entity. The aggregate purchase price for the membership interests totaled approximately $6,900,000. The Company recorded these transactions as distributions to members and all non-controlling interests in these entities were transferred to members’ equity.

As of January 1, 2020, the Company had a 50% non-controlling interest in NatureX, LLC. The Company acquired 40% of the non-controlling interest on July 31, 2020 and acquired the remaining 10% on August 12, 2020 for an aggregate purchase price of $1.3 million, of which $200,000 is included in the acquisition price payable balance as of December 31, 2020.

On July 29, 2020, the Company acquired the remaining 25% non-controlling interesting in Four Daughters Compassionate Care for $1.1 million.

In 2020, the Company acquired the remaining non-controlling interest in Healthway Services of West Illinois, LLC, for an aggregate purchase price of $3,900,000, which is included in the acquisition price payable balance as of December 31, 2020.

In 2020, the Company acquired individually insignificant non-controlling interests for an approximate aggregate purchase price of $531,000 in Class B units.

(b)	Warrants

In connection with a subscription agreement offering in October of 2018, the Company entered into an agency agreement with Clarus Securities, Inc., (“Clarus”) pursuant to which Clarus would broker the subscription of up to $12,000,000 of Class B units of the Company. On or about February 7, 2019, the Company and Clarus mutually agreed to terminate the agency agreement and any rights which may have arisen thereunder, in consideration for which the Company granted the Clarus’s blocker entity 100,000 Class B warrants in the Company at a price of $21.73 per Class B unit. Clarus’s blocker, Clarus Securities SIV, Inc., exercised the warrants on February 11, 2019 for $2,173,000.

In August 2018, the Company issued a warrant for 424,242 Class B units at an exercise price of $7.14, with a term of 5 years in connection with a credit facility (Note 11). The Company determined the fair value of the warrant to be $2,661,935 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0%, and risk-free rate of 2.87%. As there were no proceeds received in connection with the credit facility, the fair value was recorded as debt issuance costs on the Consolidated Statements of Financial Position. These costs were amortized over the period of expected availability through December 31, 2018. The balance of the debt issuance costs associated with this warrant was fully amortized in 2018. The Company determined the fair value of the incremental units to be $2,289,674. The Company amended the warrant agreement in 2019 that resulted in 751,973 Class B units at an exercise price of $4.03 and the amended agreement preserves the presentation as equity and was presented as such as of December 31, 2019.

In connection with the convertible notes issued in 2019, the Company issued warrants to purchase 990,000 common shares with an exercise price of $7.575 per share. The warrants have a three year term from the date of the closing. The Company determined the fair value of the warrants to be $5,061,933 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0% and risk-free rate of 1.60%. The conversion feature is a derivative liability; however, it has zero value and the entire amount has been recorded as a liability. A debt discount is reflected as a reduction of the carrying value of the note payable on the Company’s consolidated statements of financial position and is being amortized over the term of the notes. Amortization of the debt issuance cost for warrants was $4,572,423 and $656,177 for the years ended December 31, 2020 and December 31, 2019, respectively.

F-42

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

As disclosed in Note 11, the 424,242 Class B units and 990,000 common shares were exercised for an exercise value of $3,029,088 and $7,499,250, respectively. The exercise proceeds were used to relieve the remaining debt outstanding with ZenNorth, LLC. The exercise proceeds for the Chief Executive Officer did not exceed the outstanding note balance, resulting an outstanding balance of $3,709,425 as of December 31, 2020. The conversion of warrants increased net equity by $10,523,187 as of December 31, 2020.

14. INCOME TAXES

Provision for income taxes consists of the following for years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019

Current:
Federal	$33,649,881	$7,935,000
State	12,821,250	2,720,800

Total current	46,471,131	10,655,800

Deferred:
Federal	20,996,289	3,160,796
State	9,364,408	1,386,625

Total deferred	30,360,697	4,547,421

Total	$76,831,828	$15,203,221

The reconciliation between the effective tax rate on income from operations and the statutory rate for the year ended December 31, 2020 is as follows:

2020

Income (loss) Before Income Taxes	$203,472,001
Statutory Tax Rate	21.00%
Expense (recovery) Based on Statutory Rates	42,729,120
Other Permanent Differences	(1,309,238)
Nondeductible 280E	12,449,268
Gain on Derivative Liability	(1,423,487)
Noncontrolling interest	1,524,010
State	21,867,207
Book/Tax Basis in Acquired Intangibles	2,595,455
Return to Provision	(1,600,507)

Income Tax Expense	$76,831,828

F-43

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

14. INCOME TAXES (Continued)

As of December 31, 2020 and 2019, the components of deferred tax assets and liabilities were as follows:

	2020	2019
Deferred Income Tax Asset
Lease Liabilities	$(406,891)	$(430,790)
Loyalty Points	(752,312)	(256,156)
Capitalization of Biological Assets	(8,348,422)	(2,466,257)

Total Net Deferred Tax Assets	(9,507,625)	(3,153,203)

Deferred Income Tax Liabilities
Right of Use Assets	548,923	617,817
Book/ Tax Basis Differences in Acquired Intangibles	16,203,786	-
Fair Value Adjustment on Biological Assets	41,838,921	7,650,364

Total Deferred Tax Liabilities	58,591,629	8,268,181

Net Deferred Income Tax Liabilities	$49,084,004	$5,114,997

The intangible deferred tax liability includes $13.6 million that was acquired through business combinations and recognized as goodwill.

Effective January 1, 2019, Verano Holdings, LLC elected to be treated as a C Corporation for Federal income tax purposes. The Company now accounts for income taxes in accordance with IAS 12 – Income Taxes, under which deferred tax assets and liabilities are recognized based on anticipated future consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases. As a result of the change, the Company recognized a deferred tax liability of approximately $2,320,000 with a corresponding increase to income tax expense as of January 1, 2019. The liability relates to the difference in reporting biological assets for financial statement and income tax reporting purposes.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss. The Company has not identified any uncertain tax positions for the year ended December 31, 2020.

The Company files income tax returns in the United States and various state jurisdictions. The federal statute of limitation remains open for the 2016 tax year to present. The state income tax returns generally remain open for the 2016 tax year through the present.

15. LOYALTY OBLIGATIONS

The Company has customer loyalty programs where retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.05 and $0.08 per loyalty point.

F-44

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

15. LOYALTY OBLIGATIONS (Continued)

Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of December 31, 2020, there were 42,273,800 points outstanding, with an approximate value of $2,060,848, which is included in accrued liabilities. As of December 31, 2019, there were 19,550,694 points outstanding, with an approximate value of $953,096. The Company estimates that 25% of points will not be redeemed (breakage) and expects the remaining outstanding loyalty points will be redeemed within one year.

16. COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain business facilities from third parties under operating lease agreements that contain minimum rental provision that expire through 2029. Some of these leases also contain renewal provision and provide for rent abatement and escalating payments. As discussed in Note 2(m), upon the adoption of IFRS 16, such commitments will be recognized as a right-of-use asset representing the right to use the underlying asset and a lease liability representing the obligation to make lease payments.

Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

Year Ending December 31,	Scheduled payments

2021	$2,890,456
2022	2,582,412
2023	2,175,968
2024	1,951,146
2025	1,875,541
2026 and Thereafter	6,129,421

Total undiscounted lease liabilities	17,604,944
Impact of Discount	(4,829,557)

Lease liability as of December 31, 2020	12,775,387
Less current portion of lease liabilities	(1,910,645)

Long-term portion of lease liabilities	$10,864,742

The Company recorded depreciation on the right-of-use assets of $1,841,035 and $1,479,222, of which $694,871 and $634,587 was included in cost of goods sold for the years ended December 31, 2020 and 2019, respectively. The Company recorded interest expense of $834,024 and $728,503, of which $240,934 and $221,330 was included in cost of goods sold for the years ended December 31, 2020 and 2019, respectively.

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at December 31, 2020, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

F-45

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

16. COMMITMENTS AND CONTINGENCIES (Continued)

(b)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2020 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations, except as disclosed in these consolidated financial statements. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

17. RELATED PARTY TRANSACTIONS

(a)	Due from Related Parties

As of December 31, 2020, and December 31, 2019, amounts due from related parties were comprised of balances due from investors of $108,254 and $253,580, respectively. These amounts are due on demand and did not have formal contractual agreements governing payment terms or interest. Other related party transactions are described through these consolidated financial statements. Refer to Notes 7, 11, and 13 for additional details of related party transactions.

(b)	Due to Related Parties

As of December 31, 2020 and December 31, 2019, amounts due to related parties were comprised of advances to investors payable totaling $44,664 and $82,718, respectively. Advances did not have formal contractual agreements governing payment terms or interest. Refer to Notes 7, 11, and 13 for additional details of related party transactions.

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments consist of biological assets, notes receivable, notes payable, and derivative liability. The carrying values of these financial instruments approximate their fair values at December 31, 2020 and 2019.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ended December 31, 2020 and 2019.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

F-46

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash. The Company does not have significant credit risk with respect to its customers. All cash is placed with major U.S. financial institutions.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit rise but has limited risk as the majority of its sales are transacted with cash.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

(c)	Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

(ii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. See Note 6 for the Company’s assessment of certain changes in the fair value assumption used in the calculation of biological asset values.

(d)	Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit, funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company and leaves their cash holdings vulnerable.

(e)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which either are used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

F-47

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(f)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect of unforeseen regulatory changes can have on the goals and operations of the business as a whole.

(g)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

19. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 5, 2021, which is the date on which the financial statements were available to be issued.

(a)	Merger Agreement

In November 2020, the Company entered into a merger agreement with Alternative Medical Enterprises LLC, Plants of Ruskin GPS LLC, and RVC 360 LLC (collectively, “AltMed”). Per the merger agreement, the transaction was contingent upon, and was to close contemporaneously with, a reverse takeover transaction (“RTO”) resulting in the creation of a Canadian publicly-traded parent company.

The transaction received regulatory approvals on February 11, 2021 by various state and local authorities in each of the markets where such approvals were required. The parties took ownership of the resulting issuer and shareholders of AltMed will receive $35MM in cash compensation in the aggregate. The first $20MM was paid in cash in connection with the closing and the remaining $15MM obligation is represented by promissory notes convertible into Class A Subordinate Voting Shares of the Company’s publicly-traded parent.

(b)	RTO, Financing, and Commencement of Trading

On February 11, 2021, the Company closed an RTO of Majesta Minerals Inc. (“Majesta”), a reporting issuer in Alberta, Canada, and received conditional approval of the Class A Subordinate Voting Shares resulting from the RTO for listing on the Canadian Securities Exchange (“CSE”). The RTO was structured as a plan of arrangement under the laws of British Columbia, with certain steps also occurring pursuant to the laws of Delaware. Former securityholders of Verano Holdings, LLC (and of certain Verano subsidiaries) and AltMed received, through a series of transactions, Subordinate Voting Shares and Class B Proportionate Voting Shares, which, in the aggregate and on an as-converted basis, constitute approximately 73.84% and 22.48%, respectively, of the resulting issuer’s outstanding shares. The remaining shares are held by former shareholders of Majesta (including participants in a financing completed in connection with the RTO) and AltMed’s financial advisor.

F-48

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. SUBSEQUENT EVENTS (Continued)

(b)	RTO, Financing, and Commencement of Trading (Continued)

As part of the RTO, the Company implemented a dual class share structure such that the outstanding shares of the Company consist of (i) 125,663,380.6484 Subordinate Voting Shares, and (ii) 1,643,366.1833 Proportionate Voting Shares. Each Subordinate Voting Share carries one vote per share and each Proportionate Voting Share carries 100 votes per share.

In connection with the RTO, among other things, 10,000,000 subscription receipts (the “Subscription Receipts”) were issued by 1276268 B.C. Ltd., a special purpose financing vehicle created for the purpose of the Subscription Receipt offering (the “Offering”). The Subscription Receipts were indirectly and automatically exchanged for Subordinate Voting Shares upon completion of the RTO and the satisfaction of other escrow release conditions. The Offering raised $100 million with a pre-money valuation of $2.8 billion. Certain proceeds from the Offering of the Subscription Receipts were placed into escrow

(the “Escrowed Proceeds”) upon completion of the Offering as disclosed in the Company’s press release dated January 21, 2021. The Escrowed Proceeds were released from escrow and ultimately received by the Company in connection with the consummation of the RTO and the Merger.

Verano received conditional approval from the CSE for the listing of the Subordinate Voting Shares under the symbol “VRNO”. The Subordinate Voting Shares began trading on the CSE at market open on February 17, 2021. The Proportionate Voting Shares are not listed for trading on the CSE but may be converted into Subordinate Voting Shares in certain circumstances.

(c)	Acquisitions

Glass City Alternatives, LLC

In January 2021, the Company entered into an ownership interest purchase and contribution agreement to acquire, upon the satisfaction of certain conditions precedent, 100% of one dispensary located in Ohio. The total purchase price was $2,600,000.

The Herbal Care Center, Inc.

On February 24, 2021, the Company entered into a purchase agreement with The Herbal Care Center, Inc. (“The Herbal Care Center”) subject to customary conditions and regulatory approvals. Total consideration includes cash consideration of $17,500,000, payable over 12 months subject to adjustment and Class A Subordinate Voting Shares and Class B Proportionate Voting Shares of the Company’s publicly-traded parent equivalent to 904,642 Class A Subordinate Voting Shares on an-as converted basis.

TerraVida Holistic Centers, LLC

On February 24, 2021, a subsidiary of the Company entered into an agreement and plan of merger with subsidiaries of the Company will merge with and into TerraVida Holistic Centers, LLC (“TerraVida”) and GVB Holdings Groups, LLC. subject to customary conditions and regulatory approvals. TerraVida operates three of Pennsylvania’s top performing medical dispensaries. The merger consideration includes cash consideration of $62,500,000, subject to adjustment, with $15,000,000 being payable on the closing date, $10,000,000 payable within 90 days after closing, and the remainder payable within 180 days after the closing date. In addition, the merger consideration includes Class A Subordinate Voting Shares and/or Class B Subordinate Voting Shares of the Company’s publicly-traded parent equivalent to 3,013,500 Class A Subordinate Voting Shares on an as converted basis.

F-49

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. SUBSEQUENT EVENTS (Continued)

(c)	Acquisitions (Continued)

Pennsylvania Dispensary

On February 24, 2021, a subsidiary of the Company entered into an agreement pursuant to which it would acquire all of the issued and outstanding equity interests of a licensee that holds one dispensary permit in Pennsylvania, which would give the subsidiary the ability to open three dispensaries. Pursuant to these agreements, the purchase consideration includes cash consideration of $7,350,000 payable in cash and Class A Subordinate Voting and Class B Proportionate Voting Shares of the Company’s publicly-traded parent equivalent to 1,333,173 Class A Shares (on an as-converted basis). One of the sellers is also entitled to an earnout payable in shares in the capital of the Company’s publicly-traded parent (or up to 50% in cash at the election of the seller) in accordance with the terms of the applicable agreement. The transaction closed on March 9, 2021.

Perpetual Healthcare Inc.

On February 24, 2021, the Company entered into an agreement whereby Perpetual Healthcare Inc. (“PHI”) will transfer the management and governance of PHI, which operates the Emerald Dispensary in Phoenix, Arizona. The agreement is subject to the approval of regulatory approvals and other customary closing condition. Total consideration includes cash consideration of $11,250,000, Class A Subordinate Voting Shares of the Company’s publicly-traded parent having an aggregate value of $11,250,000, subject to the performance of the shares in the ten day period immediately following the signing of the agreement. The transaction closed on March 10, 2021.

Territory Dispensary

On February 24, 2021, the Company entered into an agreement to acquire three active dispensaries and one cultivation and production facility from NZCO LLC, an Arizona limited liability company (“NZCO”), Murff & Company LLC, an Arizona limited liability company (“M&C”), JWC1 LLC, an Arizona limited liability company (“JWC”), Hu Commercial Properties LLC, an Arizona limited liability company (“HCP”), and COBISH LLC, an Arizona limited liability company (“Cobish” and together with NZCO, M&C, JWC and HCP, collectively, “Territory”). The transaction includes three premium, high traffic and easily accessible dispensaries located in Mesa, Chandler, and Gilbert Arizona, an 11,000 sq. ft. indoor cultivation facility, and 8,100 sq. ft. greenhouse in Winslow and two real estate locations. The agreement includes $7,500,000 payable in cash, subject to adjustment, and Class A Subordinate Voting Shares in the capital of Verano and/or Class B Proportionate Voting Shares in the capital of the Company’s publicly-traded parent equivalent to 3,989,875 Subordinate Voting Shares on an as converted basis.

Local Joint

On March 22, 2021, an affiliate of the Company entered into an asset purchase agreement with Flower Launch LLC, the manager of Patient Alternative Relief Center, Inc., d/b/a Local Joint, an Arizona nonprofit corporation (“PARC”), which holds a dispensary license, an authorization to operate a second dispensary, and an authorization to operate an offsite cultivation facility, all in the State of Arizona. The total consideration includes cash consideration of $13,500,000, with $10,000,000 payable on the closing date and $3,500,000 payable within 120 days after the closing date, plus $3,500,000.00 in Class A Subordinate Voting and/or Class B Proportionate Voting Shares of the Company’s publicly-traded parent. The transaction closed on March 30, 2021.

F-50

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. SUBSEQUENT EVENTS (Continued)

(d)	Notes Payable

Note Repayment

The two promissory notes which have convertible features, with an outstanding balance at December 31, 2020 of $3,412,500 are collateralized by the note holders’ units in DGV Group, LLC. These notes were repaid in full in February 2021.

A convertible note with an outstanding balance at December 31, 2020 of $3,709,425 was repaid in full in February 2021.

(e)	Private Placement

On March 11, 2021, the Company’s publicly-traded parent closed an agreement with Beacon Securities Limited (“Beacon”) and Canaccord Genuity Corp. (together with Beacon, the “Co-Lead Underwriters”), on behalf of a syndicate of underwriters (together with the Co-Lead Underwriters, the “Underwriters”) pursuant to which the Underwriters purchased, on a bought deal private placement basis, 3,510,000 special warrants of the Company (the “Special Warrants”) at a price per Special Warrant of C$28.50 (the “Issue Price”) for aggregate gross proceeds of C$100,035,000 (the “Offering”).

(f)	Litigation

On January 22, 2021, the Company received a letter from a member demanding that it produce, pursuant to the Company’s Operating Agreement, documents and information related to the Company’s debt and equity financing activities in 2018 and 2019. In response to the Company’s production of such information, the member has alleged that the warrants provided in connection with the loans from Rockview Capital and George Archos in November 2019 were not properly priced or valued. The Company has agreed to participate in voluntary mediation with this member regarding the claims, which is expected to take place on April 13, 2021.

In January of 2021, the Company received correspondence purportedly on behalf of a former employee of Harvest Health and Recreation Inc. (“Harvest”) in the State of Arkansas alleging that the former employee was directed to bring certain strains of Verano cannabis into Arkansas to help establish Harvest’s cultivation facility there during a time in which the Company and Harvest were allegedly planning to combine operations under a Business Combination Agreement between the Company and Harvest in effect at that time, which agreement has since been terminated. The letter alleged that, as a result of this activity, the employee was indicted in the State of Arkansas, that the Company and Harvest are at fault; counsel threatened RICO claims against the Company, Harvest, and their respective management teams. Thereafter, in response to the threat of suit, on March 4, 2021, the Company and certain named officers and employees joined in an arbitration proceeding in the State of Arizona related to claims made by the former Harvest employee. In response, on March 8, 2021, the employee filed suit in the United States District Court for the District of Colorado. The complaint alleges a violation of 18 U.S.C. § 1962(c) and (d) by the Company and certain of its officers and employees.

F-51

VERANO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

F-52

F-53

Independent Auditor’s Report

To the Members of Verano Holdings, LLC

Chicago, Illinois

Opinion

We have audited the consolidated financial statements of Verano Holdings, LLC and Subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, and the consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Macias Gini & O’Connell LLP
155 North Wacker Drive, Suite 4350
Chicago, IL 60606

F-54

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audits. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonable be thought to bear on our independence, and where applicable, related safeguards.

Chicago, Illinois

December 21, 2020

F-55

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2019 and 2018

		2019	2018
ASSETS
Current Assets:
Cash		$6,417,703	$73,087,292
Accounts Receivable, Net	Note 2	5,055,564	2,765,033
Note Receivable	Note 6	5,000,000	-
Due from Related Parties	Note 14	253,580	947,384
Inventories	Note 4	14,073,364	5,286,655
Biological Assets	Note 5	16,613,392	10,675,028
Prepaid Expenses and Other Current Assets		2,692,536	1,019,320
Distributions Receivable		83,295	87,420
Total Current Assets		50,189,434	93,868,132

Property, Plant and Equipment, Net	Note 7	94,379,744	40,746,900
Right of Use Assets, Net	Note 2(m), 13(a)	9,864,915	-
Intangible Assets	Note 9	19,880,449	12,694,742
Goodwill	Note 9	5,064,248	1,995,233
Investments in Associates	Note 2(h)	10,927,934	2,038,619
Deposits and Other Assets		3,807,972	2,056,930
TOTAL ASSETS		$194,114,696	$153,400,556

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$18,544,003	$7,809,439
Accrued Liabilities		3,111,567	1,775,523
Income Tax Payable		11,206,250	798,965
Current Portion of Lease Liabilities	Note 2(m), 13(a)	1,653,757	-
Current Portion of Notes Payable	Note 10	8,153,234	4,261,642
Derivative Liability	Note 12	6,778,510	-
License Payable	Note 8(b)	60,185	-
Acquisition Price Payable	Note 8(a)	6,750,000	4,550,000
Due to Related Parties	Note 14	82,718	1,391,354
Members’ Distributions Payable	Note 11	-	2,960,852
Total Current Liabilities		56,340,224	23,547,775
Long-Term Liabilities:
Deferred Rent		-	247,601
Notes Payable, Net of Current Portion	Note 10	6,213,433	2,853,836
Lease Liabilities, Net of Current Portion	Note 2(m), 14(a)	9,602,436	-
Deferred Income Taxes	Note 13	5,114,977	567,556
Total Long-Term Liabilities		20,930,846	3,668,993

TOTAL LIABILITIES		77,271,070	27,216,768

MEMBERS’ EQUITY		111,752,803	123,382,962
NON-CONTROLLING INTEREST		5,090,823	2,800,826

TOTAL LIABILITIES AND MEMBERS’ EQUITY		$194,114,696	$153,400,556

The accompanying notes are an integral part of these consolidated financial statements.

F-56

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

		2019	2018

Revenues, net of discounts		$65,968,292	$31,095,461
Cost of Goods Sold		38,469,325	18,380,350

Gross Profit before Fair Value Adjustments		27,498,967	12,715,111

Realized fair value amounts included in inventory sold	Note 5	(29,975,944)	(27,999,831)
Unrealized fair value gain on growth of biological assets	Note 5	44,539,847	34,211,034

Gross Profit		42,062,870	18,926,314

Expenses:
General and Administrative		28,106,966	6,779,170
Sales and Marketing		926,258	305,128
Salaries and Benefits		6,231,096	2,517,705
Depreciation and Amortization		2,546,239	1,028,439

Total Expenses		37,810,559	10,630,442

(Loss) Income from Investments in Associates	Note 2(h)	(456,053)	278,826

Income From Operations		3,796,258	8,574,698

Other Income (Expense):
Loss on Deconsolidation	Note 3	(3,086,878)	-
Loss on Disposal of Property, Plant and Equipment	Note 7	(1,546,540)	-
Amortization of Debt Issuance Costs for Warrant	Note 10	(656,177)	(2,661,935)
Amortization of Convertible Debt Discount	Note 12	(690,688)	-
Change in Fair Market Value of Derivative	Note 12	(562,319)	-
Interest Expense, net		(338,992)	(431,689)
Other Income		94,100	-
Total Other Expense		(6,787,494)	(3,093,624)

Net Income Before Provision for Income Taxes and Non-Controlling Interest		(2,991,236)	5,481,074
Provision for Income Taxes	Note 13	(15,203,221)	(1,771,912)
Net (Loss) Income		(18,194,457)	3,709,162

Net Income Attributable To Non-Controlling Interest		239,563	4,271,145

Net (Loss) Income Attributable to Verano Holdings, LLC and Subsidiaries		$(18,434,020)	$(561,983)

The accompanying notes are an integral part of these consolidated financial statements.

F-57

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ / Members’ Equity

For the Years Ended December 31, 2019 and 2018

		Members’	Non-Controlling
		Equity	Interest	Total

Balance, January 1, 2018		$13,169,262	$16,466,192.0	$29,635,454

Net income (loss)		(561,983)	4,271,145	3,709,162

Contributions from members		99,184,602	1,512,311	100,696,913

Conversion of convertible note payable		2,000,000	-	2,000,000

Acquisition of non-controlling interest		18,628,967	(18,628,967)	-

Buyout of Electrum Capital, LLC	Note 11	(9,500,000)	-	(9,500,000)

Issuance of warrants	Note 11	2,661,935	-	2,661,935

Non-controlling interest from acquisition	Note 11	-	1,620,000	1,620,000

Members’ distributions payable		(1,331,996)	(1,628,856)	(2,960,852)

Distributions to members		(867,825)	(810,999)	(1,678,824)

Balance, December 31, 2018		123,382,962	2,800,826	126,183,788

Net income (loss)		(18,434,020)	239,563	(18,194,457)

Adoption of IFRS 16		(392,253)	(23,610)	(415,863)

Contributions from members		5,905,586	71,278	5,976,864

Issuance of warrants	Note 11	7,234,933	-	7,234,933

Non-controlling interest from acquisition		-	2,700,000	2,700,000

Transfer from non-controlling interest to controlling		688,062	(688,062)	-
Distributions to members		(6,632,467)	(9,172)	(6,641,639)

Balance, December 31, 2019		$111,752,803	$5,090,823	$116,843,626

The accompanying notes are an integral part of these consolidated financial statements.

F-58

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income	$(18,194,457)	$3,709,162
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,061,641	2,568,562
Non-cash interest expense	728,503	-
Accretion of debt discount	690,688
Bad debt expense	331,384	-
Amortization of debt issuance costs for warrant	656,177	2,661,935
Amortization of debt issuance costs	123,333	10,000
Change in fair market value of derivative	562,319	-
Loss on deconsolidation of subsidiary	2,275,015	-
Loss on disposal of property, plant and equipment	1,546,540	-
Loss (income) from investment in associates	456,053	(278,824)
Derecognition of deferred rent	104,590	74,584
Deferred income tax expense	4,547,421	567,556
Changes in operating assets and liabilities:
Accounts receivable	(2,621,915)	(1,721,156)
Inventories	(8,342,554)	(2,072,832)
Biological assets	(5,938,364)	(6,760,379)
Prepaid expenses and other current assets	(1,657,046)	(724,026)
Deposits and other assets	(1,795,042)	(1,804,316)
Accounts payable	4,221,290	5,661,629
Accrued liabilities	1,262,563	1,163,324
Income tax payable	10,420,323	502,068
Due to related parties, net	(1,206,965)	1,262,593
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,768,503)	4,819,880

CASH FLOW FROM INVESTING ACTIVITIES
Cash paid in membership interest acquisition	(3,500,000)	(3,000,000)
Purchases of property, plant and equipment	(59,040,660)	(21,464,316)
Purchases of licenses	(7,236,522)	-
Acquisition of business, net of cash acquired	61,003	(1,525,000)
Due from related parties, net	693,804	(725,466)
Cash paid in deconsolidation of subsidiary	(59,257)	-
Dividends received from investments in associates	571,257	115,749
Purchase of interest in investment in associate	(9,912,500)	(1,750,000)
Issuance of note receivable	(5,000,000)	-
Payment of license payable	-	(1,000,000)
NET CASH USED IN INVESTING ACTIVITIES	(83,422,875)	(29,349,033)

CASH FLOW FROM FINANCING ACTIVITIES
Contributions from members	5,976,864	100,793,164
Proceeds from exercise of warrants	2,173,000	-
Distributions to members	(6,102,491)	(1,678,824)
Proceeds from issuance of notes payable	21,612,500	2,208,274
Principal repayments of notes payable	(4,353,385)	(4,472,963)
Debt issuance costs paid	(200,000)	(100,000)
Payment of lease liabilities	(1,584,699)	-
Proceeds from sale of property, plant and equipment	5,000,000	-
Payment of acquisition price payable	-	(2,460,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,521,789	94,289,651

NET (DECREASE) INCREASE IN CASH	(66,669,589)	69,760,498

CASH, BEGINNING OF YEAR	73,087,292	3,326,794

CASH, END OF YEAR	$6,417,703	$73,087,292

The accompanying notes are an integral part of these consolidated financial statements.

F-59

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

	2019	2018

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest (received) paid	$(217,823)	$489,425

NON-CASH INVESTING AND FINANCING ACTIVITIES

Net liability upon adoption of IFRS 16, Leases	$(415,863)	$-

Accrued capital expenditures	$6,632,892	$-

Issuance of note receivable related to sale of property, plant and equipment	$5,000,000	$-

Distributions receivable from investment in associate	$83,295	$87,420

Issuance of warrants	$7,234,933	$2,661,935

Members’ distributions payable	$-	$(2,960,852)

Convertible note payable converted to members’ equity	$-	$2,000,000

OTHER SUPPLEMENTARY CASH ACTIVITIES

Cash paid in buyout of Electrum Capital, LLC:
Purchase price of equity interest	$-	$9,500,000
Issuance of note payable	$-	$(6,500,000)

Cash paid in buyout of Electrum Capital, LLC	$-	$3,000,000

Cash paid (received) in business combination:
Tangible and intangible assets acquired, net of cash	$4,393,600	$7,630,742
Liabilities assumed	(1,054,603)	-
Acquisition price payable	(1,000,000)	(4,550,000)
Goodwill	-	64,258
Non-controlling interest from acquisitions	(2,400,000)	(1,620,000)

Cash paid (net of cash received) in business combination	$(61,003)	$1,525,000

The accompanying notes are an integral part of these consolidated financial statements.

F-60

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

1. NATURE OF OPERATIONS

References herein to “the Company,” or “Verano,” are intended to mean Verano Holdings, LLC and its Subsidiaries, affiliates, licensees, and managed entities (collectively, the “Company”).

Verano is a vertically integrated cannabis operator that focuses on limited-licensed markets in the United States. As a vertically integrated provider, the Company owns, operates, manages, consults, and/or has licensing or other commercial agreements with cultivation, processing, and retail licensees across nine state markets (Illinois, Maryland, Oklahoma, Nevada, Ohio, Michigan, Massachusetts, Arkansas, and New Jersey) and Puerto Rico.

In addition to the states listed above, the Company also conducts pre-licensing activities in several other markets. In these markets, the Company has either applied for licenses, or plans on applying for licenses, but does not currently own any cultivation, production, or retail licenses.

The Company’s corporate headquarters is located at 415 North Dearborn St., 4th Floor, Chicago, Illinois 60654.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for all the years presented.

These consolidated financial statements have been prepared in accordance with IFRS with the going concern assumption, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. Management estimates that the Company will be able to meet its obligations and to sustain operations for at least the next twelve months. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not include any adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on December 21, 2020.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as detailed in the Company’s accounting policies.

(c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

F-61

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of Consolidation

On August 16, 2018, certain members of the Company contributed certain interests to Verano Holdings, LLC in exchange for membership units. Prior to this date, entities which were controlled either through common control or common management were combined in these financial statements. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. Common management exists when entities operate under the terms of management service agreements whose terms meet the criteria for control established in IFRS 10 – Consolidated Financial Statements.

As a result of this reorganization, the accompanying consolidated financial statements include the accounts of Verano Holdings, LLC and its wholly-owned or majority owned subsidiaries, as well as any entities meeting the common control or common management criteria described above. Non-controlling interests are included as a component of members’ equity.

Non-controlling interest (“NCI”) represents the portion of equity ownership in subsidiaries not attributable to the Company’s members. NCI is initially measured as the proportionate share of its interest in the acquiree’s identifiable net assets as at the date of acquisition and subsequently adjusted for the proportionate share of net earnings and other comprehensive income (loss) attributable to the NCI, as well as any dividends or distributions paid to the NCI. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and comprehensive loss, statements of changes in equity and balance sheets respectively. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. When investors in certain subsidiaries of the Company contribute their interests to Verano Holdings, LLC (parent), their associated non-controlling interest portion is transferred to members’ equity.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

All significant intercompany balances and transactions were eliminated in consolidation.

(e)	Cash

Cash includes cash deposits in financial institutions and cash held at retail, and cultivation locations.

(f)	Accounts Receivable and Expected Credit Loss

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit loss reflects the Company’s estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of trade receivables is reviewed on an ongoing basis. The expected credit loss is determined based on a combination of factors, including the Company’s risk assessment regarding the credit worthiness of its customers, historical collection experience and length of time the receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. There was no allowance for doubtful accounts as of December 31, 2019. As of December 31, 2018, the allowance for doubtful accounts was $33,067.

(g)	Inventories

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value. As of December 31, 2019 and 2018, there were no reserves for obsolete inventories.

F-62

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Investments in Associates

The Company accounts for investments under International Accounting Standards (“IAS”) 28 – Investments in Associates and Joint Ventures. Investments are first evaluated if there is control and should be combined or consolidated. If it is determined that the Company does not have control in an investment but has significant influence, the investment is deemed an investment in an associate. Significant influence is defined as the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s investment in an associate is adjusted for the Company’s share of comprehensive income (loss) and distributions of the investee. The carrying value of associates is assessed for impairment at each Statement of Financial Position date. Investments that are neither controlled, or the Company does not have significant influence, are recognized at fair value at each reporting period with changes in fair value recognized through profit and loss. As of December 31, 2019, and 2018, the Company did not recognize any impairments in investments at fair value or investments in associates.

In February 2019, the Company purchased an interest in a cannabis company in exchange for $9,912,500, of which $3,412,500 was financed with two notes payable (see note 10). Dividends received total $567,132 and investment loss recorded was $456,053 as shown below. In October 2018, the Company increased its interest in a cannabis company in exchange for $1,750,000. Dividends received total $203,172 and investment income of $278,826 was recorded as shown below.

(i)	Biological Assets

The Company measures biological assets consisting of medical and adult-use cannabis plants at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of internally produced harvested cannabis and finished goods inventories after harvest. These costs are then recorded with cost of goods sold in the consolidated statements of operations in the period when the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

F-63

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Production costs related to biological assets are expensed. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statements of operations.

The Company capitalizes costs incurred after harvest to bring the products to their present location and condition in accordance with IAS 2, Inventories. The cost of inventories includes the fair value less cost to sell of the cannabis at harvest and costs incurred after harvest (such as quality assurance costs, fulfillment costs and packaging costs) to bring the products to their present location and condition.

(j)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings and Improvements	39 Years
Furniture and Fixtures	5 – 7 Years
Computer Equipment and Software	5 Years
Store Equipment and Tools	5 – 7 Years
Leasehold Improvements	Remaining Life of Lease
Manufacturing Equipment	5 – 7 Years
Vehicles	5 Years
Assets Under Construction	Not Depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the year the asset is derecognized.

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

(k)	Intangible Assets

Intangible assets are recorded at cost, less impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Certain intangible assets, including cannabis licenses, have indefinite useful lives and are not subject to amortization. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. At December 31, 2019 and 2018, the Company did not identify any impairment indicators and did not recognize any impairment losses.

F-64

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or CGUs which are expected to benefit from the synergies of the combination.

Goodwill that has an indefinite useful life is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU.

Any goodwill impairment loss is recognized in operations in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. At December 31, 2019 and 2018, the Company did not identify any impairment indicators and did not recognize any impairment losses.

(m)	Leased Assets

Effective January 1, 2019, the Company adopted IFRS 16 Leases retrospectively, but has not restated comparative financials for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. Upon adopting, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted-average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 8%. The Company did not have any leases which had been previously classified as ‘finance leases’ under the principles of IAS 17 at the time of adoption. The associated right-of-use assets for the Company’s leases were measured on a retrospective basis as if the new rules had always been applied.

In the initial application of IFRS 16, the Company applied the following practical expedients permitted by the standard:

●	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics,
●	Reliance on previous assessments of whether leases are onerous immediately before the date of initial application,
●	Application of the short-term leases exemption to leases with a remaining lease term of less than twelve months as at the date of initial application, and
●	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application.
●	Election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Based on the foregoing, the impact of the change in accounting policy on January 1, 2019 is summarized below:

●	Right-of-use assets of $2,947,101 were recognized,
●	Lease liabilities of $3,362,964 were recognized,
●	The net impact on retained earnings was a decrease of $415,863.

F-65

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Leased Assets (Continued)

The following represents the reconciliation of operating lease commitments as of December 31, 2018 to the Company’s lease liabilities and right of use assets as of January 1, 2019 and December 31, 2019:

Lease Liabilities:

F-66

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Leased Assets (Continued)

Policy applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assess whether:

●	The contract involves the use of an identified asset.
●	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	Amounts expected to be payable under a residual value guarantee; and
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

F-67

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Leased Assets (Continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of twelve months or less and leases of low-value assets. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

(n)	Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the Consolidated Statements of Operations based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

The Company is subject to U.S. Internal Revenue Code Section 280E. The section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

(o)	Revenue Recognition

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

F-68

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Revenue Recognition (Continued)

Under IFRS 15, revenues from the sale of cannabis are generally recognized at a point in time when control over the goods have been transferred to the customer. Wholesale revenue is recognized when the goods are delivered and accepted by the customer while retail recognizes revenue from the point of sale. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Revenue is presented net of discounts and sales and other related taxes.

The Company has customer loyalty programs in which retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.05 and $0.08 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of December 31, 2019, there were 19,550,694 points outstanding, with an approximate value of $953,096, which is included in accrued liabilities. The Company expects the outstanding loyalty points will be redeemed within one year. As of December 31, 2018, the loyalty points were not significant.

(p)	Financial Instruments

Financial Assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade receivables.

F-69

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Continued)

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

F-70

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Continued)

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

F-71

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Financial Instruments (Continued)

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

(q)	Provisions and Contingent Liabilities

Provisions, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(r)	Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the consolidated statements of operations immediately as a gain or loss on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(s)	Derivative Liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Monte Carlo simulation model. Critical estimates and assumptions used in the model are discussed in Note 12.

(t)	Segment Reporting

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis. All property and equipment and intangible assets are located in the United States of America.

All revenues were generated in the United States of America for the years ended December 31, 2019 and 2018.

F-72

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iii)	Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

(iv)	Discount Rate for Leases

IFRS 16 – Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the Company generally uses the incremental borrowing rate when initially recording leases. Generally, the Company uses its incremental borrowing rate as the discount rate.

F-73

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions (Continued)

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(vi)	Intangible Asset and Goodwill Impairment

Indefinite-lived intangible assets and goodwill are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets has been impaired. In order to determine if the value of goodwill has been impaired, the cash-generating unit to which goodwill has been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(vii)	Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained.

(viii)	Warrant Issuance Modification

The modification of warrant agreements presented as equity classified are first analyzed to ensure that such modifications do not change the classification of the instrument. If equity presentation remains proper, an adjustment to equity is recorded. If equity presentation is not preserved, the modification is evaluated under IFRS 2 Share-based Payments.

F-74

VERANO HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Significant Accounting Judgments, Estimates, and Assumptions (Continued)

(ix)	Expected Credit Loss

Management determines the expected credit loss by evaluating individual receivable balances and considering accounts and other receivable financial condition and current economic conditions. Accounts receivable and financial assets recorded in other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the consolidated statement of financial position date.

(x)	Fair Value of Financial Instruments

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

(xi)	Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(xii)	Determination of Cash-Generating Units

The Company’s assets are aggregated into cash-generating units (“CGU’s”). CGU’s are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGU’s was based on management’s judgment regarding several factors such as shared infrastructure, geographical proximity, and exposure to market risk and materiality.

(xiii)	Property, Plant and Equipment Impairment

The Company evaluates the carrying value of long-lived assets at the end of each reporting period whenever there is any indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

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VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xiv)	Derivative Liabilities

In calculating the fair value of its derivative liabilities, the Company uses the Monte Carlo simulation model, for Level 3 recurring fair value measurements to estimate fair value at each reporting date. The key assumptions used in the models are similar and include the expected future volatility in the price of the Company’s shares, the fair market value of the price of the Company’s shares and the expected life of the underling instrument.

(v)	Adoption of New and Revised Standards and Interpretations

The following IFRS standards have been recently issued by the IASB. The Company has assessed or is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7, Financial Instruments: Disclosure

IFRS 7, Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 amendments are effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. There was no significant impact on the Company’s consolidated financial statements as a result of this adoption.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. There was no significant impact on the Company’s consolidated financial statements as a result of this adoption.

(iii)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. There was no significant impact on the Company’s consolidated financial statements as a result of this adoption.

(i)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019.

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VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted this standard on a modified retrospective basis, whereby the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings and comparative balances are not restated.

See Note 14 for additional information on the effect of the adoption of IFRS 16 on the current year.

(ii)	IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers uncertain tax treatments separately or as a group, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Company early adopted IFRIC 23 as of December 31, 2018, and the standard did not have a material impact to the consolidated financial statements.

(iii)	IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The extent of the impact of application of the interpretation has not yet been determined.

(iv)	Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)” (the “IFRS 3 Amendment”). The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, however early application is permitted. The Company has elected early application of the IFRS 3 Amendment and elects whether to apply, or not apply, the test to each transaction separately.

3. DECONSOLIDATION

In February 2019, the Company entered into an agreement to unwind pending interests in United Development of Illinois, LLC and Union Group of Illinois, LLC. Accordingly, the Company does not exercise any control over these entities. As a result, the assets and liabilities of both entities have been derecognized from the consolidated statements of financial position, with a loss of $3,086,878 being recognized in the consolidated statements of operations. This amount included a cash payment of $775,000 to the PTS Members.

F-77

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

4. INVENTORIES

The Company’s inventories include the following at December 31, 2019 and 2018:

5. BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. The changes in the carrying value of biological assets are shown below for the years ended December 31, 2019 and 2018:

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the strain and the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

●	The average selling price of whole flower is $6.12 per gram (2018 - $6.24 per gram);
●	The average harvest yield of whole flower is 292 grams per plant (2018 - 225 grams per plant);
●	The average number of weeks in the growing cycle is nineteen weeks from propagation to harvest (2018 - nineteen weeks);
●	Cost of production includes materials, labor, and post-harvest overhead allocation, estimated to be $2.48 per gram (2018 - $2.15 per gram): and
●	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.12 per gram (2018 - $0.21 per gram).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

Management has quantified the sensitivity of the inputs, and determined the following:

●	Selling price per gram – an increase or decrease in the selling price per gram by 5% would result in an increase or decrease in the fair value of biological assets by $1,030,145 (2018 - $611,730).

F-78

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

5. BIOLOGICAL ASSETS (Continued)

●	Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease in the fair value of biological assets by $830,670 (2018 - $533,749).
●	Average days to grow – an increase or decrease in the average days to grow by 5% would result in a decrease or increase in the fair value of biological assets by $992,832 (2018 - $667,952).
●	Cost of production per gram – an increase or decrease in the cost of production per gram by 5% would result in a decrease or increase in the fair value of biological assets by $188,566 (2018 - $59,609).
●	Selling cost per gram – an increase or decrease in the selling cost per gram by 5% would result in a decrease or increase in the fair value of biological assets by $199,475 (2018 - $18,369).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As at December 31, 2019, the biological assets were on average, 41.3% complete (2018 – 44.3%) and the estimated fair value less costs to sell of dry cannabis was $3.51 per gram (2018 - $3.87 per gram).

As of December 31, 2019, it is expected that the Company’s biological assets will ultimately yield approximately 7,588 kilograms of cannabis (2018 – 3,812 kilograms).

6. NOTE RECEIVABLE

The note receivable issued to a third-party entity related to the sale of property, plant and equipment consists of a $5,000,000 secured promissory note with a member of the Company. The note was dated March 2019 and matured in September 2020. Interest of 10% per annum and principal are due at maturity. As of December 31, 2019, accrued interest income of $376,712 is included in prepaid expenses and other current assets. Subsequent to December 31, 2019, the Company received principal payments for $2,175,000. As of December 31, 2020, $2,825,000 in principal remains outstanding, plus interest.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31, 2019 and 2018:

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VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

7. PROPERTY, PLANT AND EQUIPMENT (Continued)

Assets under construction represent construction in progress related to facilities not yet completed or otherwise not placed in service.

A reconciliation of the beginning and ending balances of property, plant and equipment is as follows:

For the years ended December 31, 2019 and 2018, depreciation expense totaling $3,284,380 and $1,540,123, respectively, was included in costs of goods sold.

8. ACQUISITIONS

(a)	Business Combinations

In April 2019, the Company entered into a definitive agreement with an unrelated party, AGG Wellness d/b/a Herban Legends of Towson (“Herban”). Herban holds a medical cannabis license in Towson, Maryland. Pursuant to the terms of the transaction, Verano, through wholly-owned subsidiary Zen Leaf Technologies, LLC, also entered into a management and administrative services agreement with Herban in exchange for a placement fee equal to $2,500,000 in cash and $1,800,000 in stock of PubCo of the acquirer of Verano if Verano is sold prior to going public. Cash consideration transferred totaled $3,300,000, which was paid during 2019. The final payment of $1,200,000 will be paid prior to December 31, 2020. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as an asset acquisition with the application of the IFRS 3 Amendment.

In April 2019, a Company affiliate entered into a definitive agreement to purchase an unrelated party, Magpie Management, LLC (“Magpie”). Magpie, through various subsidiaries, owns two medical cannabis commercial grower licenses, one medical cannabis commercial processing license, and three medical cannabis commercial dispensary licenses in the State of Oklahoma. The transaction provided for the Company’s affiliate to purchase 25% of the issued and outstanding membership interested of Magpie, as well as other commercial arrangements. Consideration for the transaction totaled $1,000,000, which had not been paid in full as of the date of this report. The Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combinations.

In December 2018, the Company, through a newly formed wholly-owned subsidiary Verano Four Daughters Holdings, LLC, purchased 3,000 shares of stock of Four Daughters Compassionate Care, Inc. (Four Daughters), representing a 75% ownership interest, for a total purchase price of $6,075,000. Four Daughters holds a provisional license in the state of Massachusetts with the authority and ability to operate cultivation, production/manufacturing, and up to 3 dispensary facilities in the state. The Company paid cash of $1,525,000. The remaining $4,550,000 will be transferred at a later date and as of the date of this report has not been paid. In accordance with IFRS 3 - Business Combinations, the transaction was accounted for as a business combination.

F-80

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

8. ACQUISITIONS (Continued)

The purchase price allocation for the acquisitions, as set forth in the table below, reflects various fair value estimates and analyses which are subject to change within the measurement period. The primary areas of the purchase price allocation that are subject to change relate to the fair value of certain tangible assets, the value of intangible assets acquired, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determined to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected.

The following table summarizes the provisional accounting estimates of the acquisitions that occurred during the year ended December 31, 2019:

(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS Amendment.
(2)	Acquisition accounted for as a business combination under IFRS 3.

If the entities had been acquired as of January 1, 2019, total revenues, expenses, and loss for these entities would have been $4,219,037, $4,824,115, and $1,084,227.

F-81

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

8. ACQUISITIONS (Continued)

The following table summarizes the final accounting estimates of the acquisition that occurred during the year ended December 31, 2018:

(a)	Licenses

During 2019, Company affiliates entered into consulting, licensing, or other contractual arrangements with licensees in Ohio and Michigan which would allow the Company to operate medical and/or recreational marijuana dispensaries in Ohio or Michigan. The Company analyzed the transactions and recorded the transactions as asset acquisitions. The Company capitalized the licenses in the amount of $3,996,707 (in addition to the amount of $4,500,000 reflected in note 8(a)), which are included in the intangible assets on the consolidated statements of financial position and includes $1,260,185 payable as of December 31, 2019. The Company determined that the acquired licenses have an indefinite life and are not subject to amortization.

9. INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2019, intangible assets and goodwill consisted of the following:

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VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

As of December 31, 2018, intangible assets and goodwill consisted of the following:

F-83

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

10. NOTES PAYABLE

As of December 31, 2019 and 2018, notes payable consisted of the following:

2019	2018
Convertible note dated November 25, 2019 for up to $20,000,000 issued to accredited investors; interest at 1.5% per month matures in August 2020 subject to an extension of six months or the completion of a transaction, if	$ 5,100,000	$ -
Convertible note dated November 25, 2019 for $5,000,000 issued to accredited investors; interest at 1.5% per month matures in August 2020 subject to an extension of six months or the completion of a transaction, if earlier. Principal	5,100,000	-
Promissory note dated September 4, 2019 for up to $16,000,000 issued to accredited investors; interest at 5.0% per annum matures in September 2020 or upon the occurrence of a corporate transaction if earlier. Principal and interest	8,000,000	-
Promissory note dated February 13, 2019 for $1,706,250 issued to an accredited investor, interest at 2.57% annually through February 13, 2020 with interest rates increasing every six months to 6%, 11%, 14% and 15.5% with a final maturity date of February 13, 2022. The holder is to receive shares equal	1,706,250	-
Promissory note dated February 13, 2019 for $1,706,250 issued to an accredited investor, interest at 2.57% annually through February 13, 2020 with interest rates increasing every six months to 6%, 11%, 14% and 15.5% with a final maturity date of February 13, 2022. The holder is to receive shares equal	1,706,250	-
Promissory note dated July 31, 2017, in the original amount of $2,900,000 issued to an accredited investor; monthly payment of $19,294 with a balloon payment of $2,493,308 due on August 1, 2027 including interest at 7.00% per	2,827,924	2,860,256
Vehicle loan dated December 11, 2017, in the original amount of $17,709 issued to accredited investors; monthly payment of $548, including interest at	6,335	12,245
Vehicle loan dated August 25, 2017, in the original amount of $18,966 issued to accredited investors; monthly payment of $341, including interest at 2.99%	8,727	14,180
Vehicle loan dated May 21, 2018, in the original amount of $18,247 issued to accredited investors; monthly payment of $563, including interest at 6.75% and	9,107	15,031
Promissory note dated May 21, 2018, in the original amount of $2,000,000 issued to accredited investors; monthly payment of $19,979 including interest at 8.75% per annum and matures in July 2033. This note was paid off in	-	1,977,831
Promissory note dated August 17, 2018, in the original amount of $6,500,000 issued to an accredited investor; monthly principal payment of $1,083,333, plus interest at 8.00% per annum and matures in February 2019. This note was e	-	2,166,667
Promissory note dated December 20, 2018, in the original amount of $190,027 issued to accredited investors; monthly payment of $32,977 including interest at 14.00% per annum and matures in May 2019.	-	159,268
Less: unamortized debt issuance costs	(166,667)	-
Less: unamortized debt discount	(5,525,503)	-
Less: unamortized debt discount - warrants	(4,405,756)	(90,000)
Total Notes Payable	14,366,667	7,115,478
Less: Current Portion of Notes Payable	(8,153,234)	(4,261,642)
Notes Payable, Net of Current Portion and Unamortized Debt Issuance Costs	**$ 6,213,433**	**$ 2,853,836**

F-84

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

10. NOTES PAYABLE (Continued)

Stated maturities of debt obligations are as follows:

In connection with the issuance of the $2,000,000 note payable dated May 31, 2018, the Company incurred debt issuance costs of $100,000, which have been recorded as a reduction to the carrying value of the note payable. This reduction is recognized on a straight-line basis as interest expense over fifteen years. The charge to interest expense was $90,000 for the year ended December 31, 2019 and the note was paid off during the year.

The promissory note with an outstanding balance at December 31, 2019 of $2,827,924 is collateralized by certain real estate and improvements made to the property. The vehicle notes are collateralized by their underlying assets.

The two promissory notes which have convertible features, with an outstanding balance at December 31, 2019 of $3,412,500 are collateralized by the note holders’ units in DGV Group, LLC. In the event that an initial public offering (IPO) or a reverse takeover (RTO) of the Company or any of its affiliates occurs prior to the maturity date, the notes are paid through the issuance of shares of the publicly-traded company resulting from the IPO or RTO.

In August 2018, the Company and ZenNorth, LLC entered into a $10,000,000 credit facility. The terms of the loan provide the Company with the facility at a rate of 1%, compounded monthly, with conversion options. The loan was to be made in several advances on or before December 31, 2018. No such advances were made. In connection with the credit facility, the Company issued a warrant for 424,242 Class B units at an exercise price of $7.14, with a term of 5 years (Note 11).

At the sole option of the lender or upon completion of a transaction, the convertible notes are convertible to equity. The amount of $10,000,000 was advanced during 2019. One of the convertible notes was issued to the Company’s Chief Executive Officer. An origination fee of 2% of the advances is also due in full on the maturity date, which has been recorded as a reduction to the carrying value of the note payable. This reduction is recognized on a straight-line basis as interest expense. The charge to interest expense was $33,333 for the year ended December 31, 2019.

Additionally, in connection with the convertible notes issued in 2019, the Company issued warrants to purchase 990,000 common shares with an exercise price of $7.575 per share. The warrants have a three year term from the date of the closing. The Company determined the fair value of the warrants to be $5,061,933 using the Black-Scholes valuation model with a volatility of 8%, dividend yield of 0% and risk-free rate of 1.60%. A debt discount is reflected as a reduction of the carrying value of the note payable on the Company’s consolidated statements of financial position and is being amortized over the term of the notes. Amortization of the debt issuance cost for warrants was $656,177 for the year ended December 31, 2019.

F-85

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

11. MEMBERS’ EQUITY

Members’ Equity

Effective January 1, 2019, Verano Holdings, LLC elected to be treated as a C Corporation for Federal income tax purposes.

In August 2018, the Company entered into a membership interest purchase agreement with Electrum Capital, LLC (“Seller”) to acquire the non-controlling membership interests in Nevada Natural Treatment Solutions, LLC. As a result of the transaction, a Company affiliate now owns 100% of the membership interests in this entity. The aggregate purchase price for the membership interest totaled $9,500,000, of which $3,000,000 was due and paid at closing. The remaining balance is to be repaid equally over six months post-closing (Note 9). The Company recorded the transaction as a distribution to members and all non-controlling interests in this entity were transferred to members’ equity.

On August 16, 2018, certain members of the Company contributed certain interests to Verano Holdings, LLC, a Delaware Limited Liability Company, which was organized in September 2017, in exchange for 8,600,000 Class B units. Additionally, in connection with the restructuring, a third party invested $10,000,000 in exchange for 1,400,000 Class B units. During September, October, and November 2018, additional members of the Company’s subsidiaries contributed certain interests to Verano Holdings, LLC in exchange for a total of 2,463,061 Class B units. In connection with these transactions, the Company has agreed to make distributions to certain investors to cover their proportionate share of income taxes through the date their interests were contributed to Verano Holdings, LLC. The Company recorded members’ distributions payable totaling $2,960,852 as of December 31, 2018.

In October 2018, the Company issued 1,652,094 Class B units to Sol Verano Blocker 1, Inc., for $35,900,000 and an additional 2,397,607 Class B units to Sol Verano Blocker 2, Inc., for $52,100,000. Equity issuance costs of $2,713,806 were incurred in connection with the transactions and reduced the contributions recorded in members’ equity.

In connection with the acquisition of Four Daughters Compassionate Care, Verano Four Daughters Holdings, LLC issued 100 Class A units to Verano Holdings, LLC and 100 Class B units to shareholders of Four Daughters Compassionate Care, Inc. in exchange for their shares. Class A units have voting rights whereas Class B units have no voting rights.

In connection with a subscription agreement offering in October of 2018, the Company entered into an agency agreement with Clarus Securities, Inc., (“Clarus”) pursuant to which Clarus would broker the subscription of up to $12,000,000 of Class B units of the Company. On or about February 7, 2019, the Company and Clarus mutually agreed to terminate the agency agreement and any rights which may have arisen thereunder, in consideration for which the Company granted the Clarus’s blocker entity 100,000 Class B warrants in the Company at a price of $21.73 per Class B unit. Clarus’s blocker, Clarus Securities SIV, Inc., exercised the warrants on February 11, 2019 for $2,173,000.

In connection with the convertible notes issued in 2019, the Company issued warrants to purchase 990,000 common shares with an exercise price of $7.575 per share. The warrants have a three year term from the date of the closing. The Company determined the fair value of the warrants to be $5,061,933 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0% and risk-free rate of 1.60%. A debt discount is reflected as a reduction of the carrying value of the note payable on the Company’s consolidated statements of financial position and is being amortized over the term of the notes. Amortization of the debt issuance cost for warrants was $656,177 for the year ended December 31, 2019.

F-86

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

11. MEMBERS’ EQUITY (Continued)

In August 2018, the Company issued a warrant for 424,242 Class B units at an exercise price of $7.14, with a term of 5 years in connection with a credit facility (Note 9). The Company determined the fair value of the warrant to be $2,661,935 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0%, and risk-free rate of 2.87%. As there were no proceeds received in connection with the credit facility, the fair value was recorded as debt issuance costs on the Consolidated Statements of Financial Position. These costs were amortized over the period of expected availability through December 31, 2018. The balance of the debt issuance costs associated with this warrant was fully amortized in 2018. These warrants replaced the 424,242 Class B units described in the preceding paragraph. The Company determined the fair value of the incremental units to be $2,289,674. The Company has determined that the issuance of the incremental units preserves the presentation as equity. The units are to be recorded as an adjustment to equity and as such the fair value is recorded in share capital as of December 31, 2019.

12. DERIVATIVE LIABILITIES

Convertible Notes

The Company issued two convertible notes for $10,000,000 in 2019 (Note 11). A reconciliation of the beginning and ending balances of the derivative liabilities for the year ended December 31, 2019 are as follows:

Derivative
Liability

Balance as of January 1, 2019	$-

Fair value of derivative liabilities on issuance date	6,216,191
Additional issuance	-
Fair value change in derivative liability	562,319

Balance as of December 31, 2019	$6,778,510

In accordance with IFRS, a contract to issue a variable number of equity shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations at each period-end. The derivative liability will ultimately be converted into the Company’s equity when the convertible notes payable is converted or will be extinguished on the repayment of the convertible notes payable and will not result in the outlay of any additional cash by the Company.

The Company used the Monte Carlo option-pricing model to estimate fair value of the derivative liability at each reporting date. This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the expected future volatility in the price of the Company’s shares and the expected life of the convertible debentures.

F-87

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

12. DERIVATIVE LIABILITIES (Continued)

The following range of assumptions were used to value the Convertible Debentures derivative liability during the year ended December 31, 2019:

Upon initial recognition, the Company recorded a derivative liability and debt discount of $3,126,285 in relation to the derivative liability portion of the convertible notes. The Company had additional issuances through the remainder of 2019 that resulted in an additional debt discount of $3,089,906. During the year ended December 31, 2019, the Company recorded a loss of $562,319 on the revaluation of the derivative liability and $690,688 in interest expense related to debt discount.

13. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31, 2019 and 2018:

	2019	2018
Current:
Federal	$7,935,000	$1,005,843
State	2,720,800	198,513
Total Current	10,655,800	1,204,356

Deferred:
Federal	3,160,796	407,476
State	1,386,625	160,080
Total deferred	4,547,421	567,556

Total	$15,203,221	$1,771,912

F-88

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

13. INCOME TAXES (Continued)

As of December 31, 2019 and 2018, the components of deferred tax assets and liabilities were as follows:

	2019	2018
Deferred income tax asset
Lease Liabilities	$430,790	$-
Loyalty Points Liability	256,156	-

Deferred income tax liabilities
Right of Use Assets	617,817	407,476
Biological Assets	5,184,106	160,080

Total deferred tax liabilities	5,801,923	567,556

Net deferred income tax liabilities	$(5,114,997)	$(567,556)

Effective January 1, 2019, Verano Holdings, LLC elected to be treated as a C Corporation for Federal income tax purposes. The Company now accounts for income taxes in accordance with IAS 12 – Income Taxes, under which deferred tax assets and liabilities are recognized based on anticipated future consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases. As a result of the change, the Company recognized a deferred tax liability of approximately $2,320,000 with a corresponding increase to income tax expense as of January 1, 2019. The liability relates to the difference in reporting biological assets for financial statement and income tax reporting purposes.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss. The Company has not identified any uncertain tax positions as of December 31, 2019.

The Company files income tax returns in the United States and various state jurisdictions. The federal statute of limitation remains open for the 2016 tax year to present. The state income tax returns generally remain open for the 2016 tax year through the present.

F-89

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

14. COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain business facilities from third parties under operating lease agreements that contain minimum rental provision that expire through 2029. Some of these leases also contain renewal provision and provide for rent abatement and escalating payments. As discussed in Note 2(m), upon the adoption of IFRS 16, such commitments will be recognized as a right-of-use asset representing the right to use the underlying asset and a lease liability representing the obligation to make lease payments.

Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

During the year ended December 31, 2019, the Company recorded depreciation on right-of-use assets of $1,479,222, of which $634,587 is included in cost of goods sold. Interest on lease liabilities of $728,503 was recorded during the year ended December 31, 2019, of which $221,330 is included in cost of goods sold.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at December 31, 2019, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

(c)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations, except as disclosed in these consolidated financial statements. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

F-90

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

15. RELATED PARTY TRANSACTIONS

(a)	Due from Related Parties

As of December 31, 2019, and 2018, amounts due from related parties were comprised of balances due from investors of $253,580 and $947,384, respectively. These amounts are due on demand and did not have formal contractual agreements governing payment terms or interest.

(b)	Due to Related Parties

As of December 31, 2019 and 2018, amounts due to related parties were comprised of advances to investors and management fees payable totaling $82,718 and $1,391,394, respectively. Advances did not have formal contractual agreements governing payment terms or interest, except for one note that was due October 1, 2019 and accrued interest at 10%. Related interest expense was insignificant for the years ended December 31, 2019 and 2018.

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable, accrued liabilities, and notes payable. The carrying values of these financial instruments approximate their fair values at December 31, 2019 and 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ended December 31, 2019 and 2018.

The following table summarizes the Company’s financial instruments at December 31, 2019:

	Financial Assets	Financial Liabilities	Total
Financial Assets:
Cash	$6,417,703	$-	$6,417,703
Accounts Receivable	$5,055,564	$-	$5,055,564
Note Receivable	$5,000,000	$-	$5,000,000

Financial Liabilities:
Accounts Payable	$-	$18,544,003	$18,544,003
Accrued Liabilities	$-	$3,111,567	$3,111,567
Current Portion of Notes Payable	$-	$8,153,234	$8,153,234
Notes Payable, Net of Current Portion	$-	$6,213,433	$6,213,433

F-91

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

Financial Instruments (Continued)

The following table summarizes the Company’s financial instruments as of December 31, 2018:

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2019 and 2018 is the carrying amount of cash. The Company does not have significant credit risk with respect to its customers. All cash is placed with major U.S. financial institutions.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit rise but has limited risk as the majority of its sales are transacted with cash.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total

Accounts Payable	$18,544,003	$-	$-	$-	$18,544,003
Income Tax Payable	$11,206,250	$-	$-	$-	$11,206,250
Notes Payable	$8,153,234	$3,498,954	$88,578	$2,625,901	$14,366,667

F-92

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

Financial Risk Management (Continued)

(c)	Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

(ii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. See Note 6 for the Company’s assessment of certain changes in the fair value assumption used in the calculation of biological asset values.

(d)	Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company and leaves their cash holdings vulnerable.

(e)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which either are used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(f)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect of unforeseen regulatory changes can have on the goals and operations of the business as a whole.

F-93

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(g)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

17. LOYALTY OBLIGATIONS

The Company has customer loyalty programs where retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.05 and $0.08 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of December 31, 2019, there were 19,550,694 points outstanding, with an approximate value of $953,096. The Company estimates that 25% of points will not be redeemed (breakage) and expects the remaining outstanding loyalty points will be redeemed within one year.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2020, which is the date these consolidated financial statements were issued.

(a)	COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including those of the Company. This outbreak could decrease spending, adversely affect demand for the Company’s product and harm the Company’s business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company or results of operations at this time.

(b)	Termination of Business Combination Agreement with Harvest Health & Recreation, Inc.

On March 11, 2019, the Company signed a binding agreement with Harvest Health & Recreation, Inc. (“Harvest”), whereby Harvest would acquire 100 percent of the Company. Per the business combination agreement, Harvest would deliver to the unit-holders of the Company Harvest stock in an amount equivalent to approximately $850,000,000 based on a share price of CND $8.79 immediately following the close. The transaction was subject to regulatory approvals by various state and local authorities in each of the markets where the Company’s assets and licenses are held, and other customary closing conditions.

On March 26, 2020, the Company mutually agreed with Harvest to terminate its business combination agreement. As part of the agreement to terminate, no breakup fees or other considerations are owed by either party. In conjunction with the now terminated acquisition by Harvest, for the year ended December 31, 2019, the Company incurred approximately $3.3 million in transaction related professional and other fees. These fees are included within General and Administrative expenses for the year ended December 31, 2019.

F-94

VERANO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

17. SUBSEQUENT EVENTS (Continued)

(c)	Credit Facility

In July 2020, the Company entered into a credit agreement for a senior secured term loan facility for $30,000,000. The term loan facility has a two year term and will bear interest at 15.25%. Under the agreement, the Company is subject to GAAP financial reporting, for which the Company intends to obtain a waiver. The Company is also subject to certain financial and non-financial covenants, including liquidity, consolidated EBITDA, and consolidated fixed charge coverage ratio.

(d)	Discontinued Operation

During the third quarter of 2020, the Company closed its Oklahoma operation, which was comprised of three dispensaries and a processing facility and represented a loss of approximately $4,800,000. Discontinued operations were not planned or considered during or at the end of year 2019.

(e)	Acquisitions

MME IL Holdings, LLC

In July 2020, the Company entered into a membership interest purchase agreement to acquire, upon the satisfaction of certain conditions precedent, 100% of a dispensary located in Illinois. The total purchase price was $20,000,000 and $10,000,000 was paid in July 2020. An additional $8,000,000 was paid in November 2020. The remaining purchase price will be paid pursuant to the membership interest purchase agreement.

Local Dispensaries

In June 2020, the Company entered into an equity purchase agreement for 100% of the equity securities of 317 Opportunities d/b/a Local Dispensaries, which holds dispensary licenses in Pennsylvania. The purchase price totaled $7,000,000.

Verano Highland Park, LLC

In December 2020, the Company entered into a membership interest purchase agreement to acquire, upon the satisfaction of certain conditions precedent, 100% of a dispensary located in Illinois. The total purchase price was $22,000,000, including $2,000,000 in equity securities, and $5,000,000 was paid in December 2020. The remaining purchase price will be paid pursuant to the membership interest purchase agreement.

Alternative Medical Enterprises (AltMed)

In November 2020, the Company entered into a merger agreement with Alternative Medical Enterprises LLC, Plants of Ruskin GPS LLC, and RVC 360 LLC (collectively, “AltMed”). Per the merger agreement, the transaction is contingent upon, and will close contemporaneously with, a reverse takeover transaction resulting in the creation of a Canadian publicly-traded parent company. Shareholders of AltMed will receive $35,000,000 in cash compensation and the parties will each take ownership of the resulting issuer in a roughly 77% to 23% (Verano to AltMed) ratio. The transaction is subject to regulatory approvals by various state and local authorities in each of the markets where the Company’s assets and licenses are held, and other customary closing conditions.

F-95

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

F-96

F-97

● HBK®

CPAs & Consultants

March 17, 2021

To the Board of Managers

Plants of Ruskin GPS, LLC

dba AltMed Florida and Affiliate

Apollo Beach, Florida

Independent Auditor’s Report

Report on the Audit of the Combined Financial Statements

We have audited the accompanying combined financial statements of Plants of Ruskin GPS, LLC dba AltMed Florida and Affiliate (the Company), which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the combined financial statements in the United States of America, together with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants, and we have fulfilled our other ethical responsibilities in accordance with those requirements, respectively.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is responsible for assessing the Company’s ability to continue as a going concern; disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement, whether due to fraud or error. Reasonable assurance is a high level of assurance but it is not a guarantee that an audit will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

F-98

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. We design audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error because fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override on internal control.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation structure, and content of the combined financial statements, including disclosures, and whether the combined financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

As part of an audit, we exercise professional judgment and maintain professional skepticism throughout the audit. We also conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial positions of Plants of Ruskin GPS, LLC dba AltMed Florida and Affiliate as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Cannabis Laws

As discussed in Note N to the combined financial statements, the Company operates in the cannabis industry which is legal in the State of Florida but illegal under United States federal law. Our opinion is not modified with respect to this matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the combined financial statements as a whole. The supplementary information included on pages 22 and 23 is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position and results of operations of the individual companies, and is not a required part of the combined financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the combined financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined financial statements or to the combined financial statements themselves, and other additional procedures in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the combined financial statements as a whole.

Certified Public Accountants

F-99

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINED BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,577,457	$4,985,739
Accounts receivable	80,145	452,828
Inventory	60,059,873	21,840,006
Biological assets	37,482,540	9,497,863
Other current assets	1,285,983	744,969
TOTAL CURRENT ASSETS	112,485,998	37,521,405

PROPERTY AND EQUIPMENT, NET	73,500,411	39,163,734

DEPOSITS	891,614	530,883
	$186,878,023	$77,216,022

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$15,982,661	$5,625,092
Current portion of lease liabilities	963,050	452,597
Current portion of long-term debt	209,889	75,931
TOTAL CURRENT LIABILITIES	17,155,600	6,153,620

LONG-TERM LIABILITIES
Lease liabilities	15,233,451	8,414,741
Notes payable - related parties	3,670,000	2,500,000
Long-term debt	732,414	307,565
TOTAL LIABILITIES	36,791,465	17,375,926

MEMBERS’ EQUITY	150,086,558	59,840,096
	$186,878,023	$77,216,022

See accompanying notes to combined financial statements

F-100

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
OPERATING INCOME
Sales	$105,660,570	$39,371,007
Cost of sales	26,382,474	13,049,798
GROSS PROFIT BEFORE BIOLOGICAL ASSET ADJUSTMENT	79,278,096	26,321,209
NET EFFECT OF CHANGES IN FAIR VALUE OF BIOLOGICAL ASSETS	63,015,173	12,110,222

OPERATING EXPENSES
Advertising	981,872	607,327
Amortization	0	343,393
Contract labor and consulting	633,799	456,152
Depreciation	5,779,218	2,099,581
Insurance	2,173,843	958,231
Payroll - officers	340,000	321,875
Payroll - other	20,587,619	7,736,222
Other operating expenses	11,791,409	5,908,837
Less direct costs allocated to inventory and cost of sales	(17,572,018)	(9,788,609)
TOTAL OPERATING EXPENSES	24,715,742	8,643,009
INCOME FROM OPERATIONS	117,577,527	29,788,422

OTHER INCOME (EXPENSES)
ATM commissions	109,017	35,869
Interest expense	(1,423,038)	(335,121)
Other expense	(17,044)	(9,838)
	(1,331,065)	(309,090)
NET INCOME	$116,246,462	$29,479,332

See accompanying notes to combined financial statements

F-101

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

Years ended December 31, 2020 and 2019

	MEMBERSHIP	MEMBERS’
	UNITS	EQUITY	TOTAL
Balance at January 1, 2019	$23,286,337	$7,818,115	$31,104,452
Adoption of IFRS 16, Leases	0	(43,688)	(43,688)
Distributions paid to members	0	(700,000)	(700,000)
Net income	0	29,479,332	29,479,332
Balance at December 31, 2019	23,286,337	36,553,759	59,840,096
Distributions paid to members	0	(26,000,000)	(26,000,000)
Net income	0	116,246,462	116,246,462
Balance at December 31, 2020	$23,286,337	$126,800,221	$150,086,558

See accompanying notes to combined financial statements

F-102

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	2020	2019
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$116,246,462	$29,479,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,779,218	2,442,974
Changes in assets and liabilities:
Decrease in accounts receivable	372,683	39,532
Increase in inventory	(38,219,867)	(10,445,092)
Increase in biological assets	(27,984,677)	(3,244,681)
Increase in other current assets	(541,014)	(486,346)
Increase in deposits	(360,731)	(262,375)
Decrease in accounts payable and accrued expenes	10,944,342	2,778,348
NET CASH PROVIDED BY OPERATING ACTIVITIES	66,236,416	20,301,692

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(31,978,675)	(17,562,261)
NET CASH USED IN INVESTING ACTIVITIES	(31,978,675)	(17,562,261)

CASH FLOWS FROM FINANCING ACTIVITIES
Member distributions	(26,000,000)	(700,000)
Payments on notes payable - related parties	(2,500,000)	(850,000)
Issuance of notes payable - related parties	3,670,000	0
Payments on long-term debt	(145,005)	(39,317)
Payments on lease liabilities	(691,018)	(247,279)
NET CASH USED IN FINANCING ACTIVITIES	(25,666,023)	(1,836,596)

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,591,718	902,835

CASH AND CASH EQUIVALENTS
Beginning of year	4,985,739	4,082,904
End of year	$13,577,457	$4,985,739

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for interest	$1,423,038	$335,121
Acquisition of vehicles in exchange for long-term debt	$703,812	$323,017
Construction costs paid for on account	$586,773	$2,331,071
Additions of right-of-use assets	$8,020,181	$1,772,810

See accompanying notes to combined financial statements

F-103

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - NATURE OF OPERATIONS

Organization and Nature of Business:

Plants of Ruskin GPS LLC (“GPS”) and RVC 360 LLC (“RVC”), (collectively, the Company) are limited liability companies organized in the United States (“U.S.”) in 2017 and 2015, respectively. GPS owns in whole its subsidiary Plants of Ruskin LLC (“POR”), a limited liability company, located in the State of Florida, that grows, cultivates, extracts, manufactures, and sells medical cannabis products. RVC engages in real estate activities that provide the facilities where Plants of Ruskin LLC operates. The Company does business as AltMed Florida and operates multiple dispensaries throughout the state of Florida.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance:

The combined financial statements of the Company for the years ended December 31, 2020 and 2019, have been prepared in accordance with IAS 1 Presentation of Financial Statements (Revised 2007) as issued by the IASB.

The significant policies that have been applied in the preparation of these combined financial statements are summarized below. These accounting policies have been used throughout all periods presented in the combined financial statements.

Basis of Presentation:

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement:

The combined financial statements have been prepared on the going concern basis, under the historical cost convention except for biological assets and certain financial instruments, which are measured at fair value.

Functional Currency:

The functional currency of the Company, as determined by management, is the U.S. dollar. These combined financial statements are presented in U.S. dollars.

Basis of Combination:

The accompanying combined financial statements include entities, which are controlled through common control. Control exists when the Company has the power, directly or indirectly, to govern financial and operating policies of an entity and be exposed to variable returns from its activities.

The combined financial statements include the accounts of GPS, its wholly-owned subsidiary POR, and RVC. All significant intercompany balances and transactions were eliminated in combination.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F-104

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable:

The Company’s revenue consists primarily of retail sales to medical cannabis patients throughout the state of Florida. The Company received a waiver from the state of Florida to also sell extracted oil and flower to other medical cannabis licensees. The potential risk is limited to the amounts recorded in the combined financial statements. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. Uncollectible amounts are charged to operations when determined uncollectible. The Company did not charge any uncollectible amounts to operations in 2020 and 2019.

Advertising:

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2020 and 2019 were $981,872 and $607,327, respectively.

Biological Assets:

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of internally produced work in progress and finished goods inventories after harvest. These costs are then recorded with costs of goods sold in the combined statements of operations in the period when the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

Production costs related to biological assets are expensed. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as other costs to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the combined statements of operations.

The Company capitalizes costs incurred after harvest to bring the products to their present location and condition in accordance with IAS 41 Agriculture. The cost of inventories includes fair value less cost to sell at harvest and costs incurred after harvest (such as quality assurance costs, fulfillment costs and packaging costs) to bring the products to their present location and condition.

Income Taxes:

The Company has elected to be taxed as a partnership for U.S. federal and state income tax. Members are taxed on a proportionate share of the Company’s taxable income. Therefore, no provision or liability for U.S. federal or state income taxes has been included in the combined financial statements. Any trade or business which is trafficking in a controlled substance under Schedule I or Schedule II of the Controlled Substances Act is prohibited from claiming any deductions or credits against such business’s income for the year. Pursuant to Section 280E of the U.S. Internal Revenue Code of 1986 as amended, the only available tax deduction for businesses engaged in the cultivation and production of medical cannabis is a deduction for cost of goods sold.

Pursuant to the Bipartisan Act of 2015, if selected for an audit, the streamlined audit rules for partnerships allows the U.S. IRS to assess and collect taxes at the partnership level. Additional tax assessed would be paid by the partnership at the highest individual or corporate tax rate. As of December 31, 2020 and 2019, the Company maintained no uncertain tax positions nor were interest or penalties recognized during the period under audit.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory:

Inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost or net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost or net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

Leased Assets:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset;
●	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased Assets (Continued):

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at commencement date;
●	Amounts expected to be payable under a residual value guarantee; and
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

Property and Equipment:

Property and equipment are recorded at cost, net of depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful life. Asset classes and their respective useful lives are as follows:

YEARS
Buildings	39
Leasehold improvements	5-39
Machinery and equipment	5-15
Furniture and fixtures	5-7
Lab equipment	5
Computer equipment	5
Vehicles	5

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in operations in the year the asset is derecognized.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

Under IFRS 15, revenues from the sale of cannabis are generally recognized at the point in time when control over the goods have been transferred to the customer. Payment is typically due upon transferring goods to the customer or within a specified time period permitted under the Company’s credit policy.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

Significant Accounting Judgments, Estimates and Assumptions:

The preparation of the Company’s combined financial statements require management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumption and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Collectability of accounts receivable/computing the allowance for doubtful accounts:

The Company estimates the allowance for doubtful accounts based on historical experience and other known factors at the time of sale, which reduces the operating revenue.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Judgments, Estimates and Assumptions (Continued):

Estimated useful lives and depreciation of property and equipment:

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated useful lives and amortization of intangible assets:

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Inventories:

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in costs of goods sold.

Biological assets:

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

Impairment of non-financial assets:

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs that would be directly attributable to the disposal of the asset.

The value in use calculation is based on a discounted cash flow model. The cash flows projections are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Reclassifications:

The financial statements for 2019 have been reclassed to conform with the presentation for 2020. Such reclassifications had no effect on net results of operations.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events:

Management evaluated all activity of the Company through March 17, 2021, the date the combined financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the combined financial statements or notes, except as described below.

Subsequent to the year end, the Company has continued construction on the expansion of its cultivation and manufacturing facilities. Total capital expenditures for the expansion of such facilities through year end 2021 is expected to be approximately $22,000,000. As of the date of this report, the Company has completed construction on the facility and the contract balance has been substantially paid in full.

Subsequent to the year end, the Company opened two more dispensaries in Florida at a total cost of approximately $1,200,000.

On November 11, 2020, the Company entered into an agreement with Verano Holdings to sell its membership units for total consideration net of fees totaling $370,881,750 consisting of 8,534,521.2139 Class A shares and 256,035.6344 Class B shares. This transaction was finalized subsequent to the year end.

NOTE C - CONCENTRATIONS

Financial instruments which potentially subject the Company to concentration of credit risks include cash and cash equivalents in financial institutions, which under U.S. federal law, money obtained from activities related to the marijuana industry cannot be federally insured. At December 31, 2020 and 2019, the Company had balances of $13,577,455 and $4,985,739, respectively, in uninsured cash and cash equivalents in financial instruments.

The Company had two major suppliers with significant outstanding accounts payable balances of approximately 54% at December 31, 2020. The Company had three major suppliers with significant outstanding accounts payable balances of approximately 53% at December 31, 2019.

NOTE D - INVENTORY

Inventory at December 31, 2020 and 2019 is summarized as follows:

	2020	2019

Raw materials	$1,708,588	$1,631,427
Work-in-process	41,886,652	16,838,539
Finished goods	16,464,633	3,370,040
TOTALS	$60,059,873	$21,840,006

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE E - BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At December 31, 2020 and 2019, the changes in the carrying value of biological assets are shown below:

	2020	2019
Beginning of year	$9,497,863	$6,253,182
Costs incurred prior to harvest to facilitate biological transformation	25,772,433	3,797,287
Unrealized gain on fair value of biological assets	138,053,682	90,546,925
Transferred to inventory upon harvest	(135,841,438)	(91,099,531)
End of year	$37,482,540	$9,497,863

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

●	The average number of weeks in the growing cycle is nineteen weeks from propagation to harvest for flower and extract products;
●	The average harvest yield of dried flower is 218.85 grams per plant for flower products (95.04 grams - 2019) and 109.97 grams per plant for extracts products (136.09 grams - 2019);
●	The average selling price of dried flower is $6.91 per gram for flower sales ($11.59 - 2019) and $15.89 per gram for extract sales ($20.86 - 2019);
●	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation, and oil extraction costs estimated to be $1.57 per gram for flower ($0.97 - 2019) and $2.18 per gram for extract ($0.37 - 2019); and
●	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.22 per gram for flower sales ($0.18 - 2019) and $1.30 per gram for extract sales ($3.64 - 2019).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

Management has quantified the sensitivity of the inputs, and determined the following:

●	Selling price per gram - an increase or decrease in the selling price for both flower and extract products per gram by 5% would result in an increase or decrease the fair value of biological assets by $2,157,841 ($559,437 - 2019).
●	Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease the fair value of biological assets by $1,874,127 ($474,893 - 2019).
●	Cost of production per gram – an increase or decrease in the cost of production for both flower and extract per gram by 5% would result in an increase or decrease the fair value of biological assets by $157,653 ($11,785 - 2019).

F-111

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE E - BIOLOGICAL ASSETS (CONTINUED)

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

,As of December 31, 2020 and 2019, the biological assets were on average, 51.1% and 19.2% respectively, for flower products and 51.1% and 19.2%, complete, respectively, for extract products and the estimated fair value less costs to sell of dried flower was $5.13 and $10.44 per gram, respectively and the estimated fair value less costs to sell of extracts was $12.41 and $16.85 per gram, respectively.

As of December 31, 2020 and 2019, it is expected that the Company’s biological assets will ultimately yield approximately 5,533 and 1,034 kilograms, respectively, of dry cannabis for dried flower sales and 2,780 and 1,481 kilograms, respectively, for extract products.

NOTE F - OTHER CURRENT ASSETS

Other current assets at December 31, 2020 and 2019 are summarized as follows:

	2020	2019

Prepaid expenses	$1,245,237	$585,644
Related party receivables	0	156,225
Other receivables	40,746	3,100
TOTALS	$1,285,983	$744,969

F-112

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE G - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and 2019 consisted of the following:

	Leasehold improvements	Machinery and equipment	Buildings	Lab equipment	Computer equipment	Land and land improvements		Furniture and fixtures	Construction in progress	Vehicles	Total
COST
At December 31, 2018	$2,484,026	$2,893,831	$4,095,097	$1,858,490	$525,270		$453,700	$351,342	$317,815	$114,009	$13,093,580
Additions	2,408,246	1,054,245	5,467,308	68,658	903,895		136,153	922,753	8,900,037	360,371	20,221,666
Additions of right-of-use assets	0	0	7,384,334	0	0		0	0	0	0	7,384,334
IFRS 16 Implementation	0	0	1,772,810	0	0		0	0	0	0	1,772,810
At December 31, 2019	4,892,272	3,948,076	18,719,549	1,927,148	1,429,165		589,853	1,274,095	9,217,852	474,380	42,472,390
Additions	0	0	0	0	0		0	0	33,924,482	772,401	34,696,883
Additions of right-of-use assets	0	0	8,020,181	0	0		0	0	0	0	8,020,181
Disposals	0	0	0	(43,000)	0		0	0	0	0	(43,000)
Transfers	6,769,108	8,418,368	9,100,755	169,964	1,993,587		268,395	1,973,129	(31,264,377)	0	$(2,571,071)
At December 31, 2020	$11,661,380	$12,366,444	35,840,485	$2,054,112	$3,422,752		$858,248	$3,247,224	$11,877,957	$1,246,781	82,575,383

ACCUMULATED DEPRECIATION
At December 31, 2018	$20,894	$353,746	$328,346	$303,153	$73,035	$		$22,147	$0	$11,072	$1,117,544
Additions	85,925	633,202	5,151					95,534	0	58,382	1,681,708
Additions of right-of-use assets	0	0	295,531	332,450	164,622		16,062	0	0	0	423,190
IFRS 16 Implementation	0	0	423,190	0	0		0	0	0	0	86,214
At December 31, 2019	106,819	986,948	86,214	0	0		0	117,681	0	69,454	3,308,656
Additions	327,650	1,149,299	1,133,281	635,603	237,657		21,213	353,200	0	213,965	4,202,393
Additions of right-of-use assets	0	0	1,284,329	315,317	534,854		23,779	0	0	0	1,303,591
Disposals	0	0	1,303,591	0	0		0	0	0	0	(13,617)
Transfers	(81,038)	(1,303)	0	(13,617)	0		0	0	0	0	273,949
At December 31, 2020	$353,431	$2,134,944	$4,076,422	$937,303	$772,511		$46,061	$470,881	0	$283,419	$9,074,972

NET BOOK VALUE
At December 31, 2018	$2,463,132	$2,540,085	$3,766,751	$1,555,337	$452,235		$448,549	$329,195	$317,815	$102,937	$11,976,036
At December 31, 2019	$4,785,453	$2,961,128	$17,586,268	$1,291,545	$1,191,508		$568,640	$1,156,414	$9,217,852	$404,926	$39,163,734
At December 31, 2020	$11,307,949	$10,231,500	$31,764,063	$1,116,809	$2,650,241		$812,187	$2,776,343	$11,877,957	$963,362	$73,500,411

Depreciation expense was $5,779,218 and $2,099,581 for the years ended December 31, 2020 and 2019, respectively.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE H - INTANGIBLE ASSETS

Intangible assets consist of legal fees and other costs incurred to obtain the medical marijuana license required to operate in the State of Florida. Intangible assets are amortized over the license period of two years. Intangible assets totaled $1,177,348 and are fully amortized for the years ended December 31, 2020 and 2019.

NOTE I - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2020 and 2019 are summarized as follows:

	2020	2019

Accounts payable - trade	$2,403,997	$2,707,203
Accrued expenses	11,419,349	2,534,935
Payroll liabilities	2,015,500	328,440
Accrued paid time-off	137,030	52,662
Other accrued expenses	6,785	1,852
TOTALS	$15,982,661	$5,625,092

NOTE J - LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019 is as follows:

	2020	2019
Notes payable to Ford Motor Credit, monthly payments totaling $22,932 including interest ranging from 6.5% to 10.9%, maturing through November 2025, secured by vehicles.	$942,303	$383,496

Notes payable to related parties, totaling $3,670,000, not including simple annual interest of 10%, maturing through March 2022.	3,670,000	0
TOTAL DEBT	4,612,303	383,496
Less current portion	209,889	75,931
TOTAL LONG-TERM DEBT	$4,402,414	$307,565

F-114

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE J - LONG-TERM DEBT (CONTINUED)

Maturities related to this debt are as follows:

2021	$209,889
2022	3,896,936
2023	233,621
2024	203,743
2025	68,115
TOTAL	$4,612,303

NOTE K - MEMBERS’ EQUITY

Both GPS and RVC are limited liability companies organized in the State of Florida. Members’ liability is limited to their investment in each company. GPS and RVC each have 10,000,000 shares of membership units authorized and 9,999,998 issued and outstanding, totaling 20,000,000 membership units authorized and 19,999,996 issued and outstanding. GPS and RVC each have a single class of membership units. However, as described in Note L, the Company’s founders are entitled to a payment and/or debt repayment in the aggregate of $7,500,000 from the contributed capital before any distributions are payable by the Company to other members.

NOTE L - RELATED PARTY TRANSACTIONS

The Company shares administrative offices and administrative personnel with an entity controlled by a related party. The Company pays a month-to-month rent expense of $5,000. As of December 31, 2020 and 2019, the related party did not expect repayment of any additional costs incurred.

The operating agreement and subscription agreements of both GPS and RVC state the Company’s founders are entitled to a payment and/or debt repayment in the aggregate of $7,500,000 from the contributed capital before any distributions are payable by the Company to other members. The notes are payable on demand, bear no stated interest rate, and are unsecured. One founder agreed to forego payment in exchange for interest totaling $21,000 and $25,500 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the founder notes payable totaled $0 and $2,500,000, respectively. The $7,500,000 founder note payable was paid in full as of December 31, 2020.

The Company received funding in the aggregate of $3,670,000 from eight related parties for the build out of the cultivation facility in Apollo Beach. The two-year notes are payable on demand at month 18, bear 10% simple annual interest, interest paid annually.

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PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE M - LEASES

As of December 31, the Company’s lease liabilities consisted of the following:

	2020	2019
Balance, beginning of year	$8,867,338	$1,816,496
Additions	8,020,181	7,298,121
Lease and interest payments, accretion, and accrued interest, net	691,018	247,279
Balance, end of year	16,196,501	8,867,338
Lease liability - current portion	963,050	452,597
Lease liability - noncurrent portion	$15,233,451	$8,414,741

The Company has lease liabilities for leases related to real estate used for dispensaries. The weighted average discount rate for the year ended December 31, 2020 was 8%. Interest expense charged to operations for right-of-use lease liabilities totaled $990,787 and $288,021 for the years ended December 31, 2020 and 2019, respectively.

The maturity of the contractual undiscounted lease liabilities at December 31, 2020 is as follows:

2021	$2,224,879
2022	2,321,635
2023	2,399,379
2024	2,475,549
2025	2,527,179
Thereafter	11,725,546
Total undiscounted lease liabilities	23,674,168
Interest on lease liabilities	(7,477,667)
Total present value of minimum lease payments	16,196,501
Lease liability - current portion	963,050
Lease liability - noncurrent	$15,233,451

F-116

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE N - RISKS AND UNCERTAINTIES

Marijuana Remains Illegal under Federal Law:

The Company engages in the medical marijuana business. Marijuana is currently illegal under U.S. federal law. It is a Schedule I controlled substance. Accordingly, in those jurisdictions in which the use of medical marijuana has been legalized at the U.S. state level, its prescription is a violation of federal law. The U.S. Supreme Court has ruled that the U.S. federal government has the right to regulate and criminalize marijuana, even for medical purposes. Therefore, U.S. federal law criminalizing the use of marijuana supersedes U.S. state laws that legalize its use for medicinal purposes. The Obama administration made a policy decision to allow U.S. states to implement these laws and not prosecute anyone operating in accordance with applicable U.S. state law. A change in the U.S. federal position towards enforcement could cripple the industry, rendering the Company unable to operate. Moreover, a change in the U.S. federal position towards enforcement could result in U.S. federal law enforcement seizing the assets of the Company, which would result in a complete loss for the Company. Additionally, the U.S. federal government could extend enforcement of the antidrug laws against people who are assisting the medical marijuana industry, including investors and finance sources.

Banking Difficulties:

As discussed above, the cultivation, sale, and use of marijuana is illegal under U.S. federal law. Therefore, there is a compelling argument that banks cannot accept deposit funds from the medical marijuana business and therefore would not be able to do business with the Company. As such, the Company may have trouble finding a bank willing to accept its business. There can be no assurance that banks in U.S. states currently or in the future will decide to do business with medical marijuana growers or retailers, or that in the absence of U.S. legislation, U.S. state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under U.S. federal law. This may make it difficult for the Company to open accounts, use the service of banks, and otherwise transact business, which in turn may negatively affect the Company.

COVID-19 Pandemic:

On January 30, 2020 the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

F-117

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINING BALANCE SHEET

December 31, 2020

	POR	RVC	GPS	Total Uncombined	IFRS Adjustments	Eliminations	Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,571,862	$3,015	$2,580	$13,577,457	$0	$0	$13,577,457
Accounts receivable	80,145	0	0	80,145	0	0	80,145
Inventory	13,639,351	0	0	13,639,351	46,420,522	0	60,059,873
Biological assets	0	0	0	0	37,482,540	0	37,482,540
Other current assets	1,285,983	0	0	1,285,983	0	0	1,285,983
TOTAL CURRENT ASSETS	28,577,341	3,015	2,580	28,582,936	83,903,062	0	112,485,998
PROPERTY AND EQUIPMENT, NET	38,665,929	19,470,151	0	58,136,080	15,364,331	0	73,500,411
OTHER ASSETS
Deposits	852,341	39,273	0	891,614	0	0	891,614
Due from related parties	10,797,556	0	0	10,797,556	0	(10,797,556)	0
TOTAL OTHER ASSETS	11,649,897	39,273	0	11,689,170	0	(10,797,556)	891,614
	$78,893,167	$19,512,439	$2,580	$98,408,186	$99,267,393	$(10,797,556)	$186,878,023

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$5,982,661	$0	$10,000,000	$15,982,661	$0	$0	$15,982,661
Current portion of lease liabilities	0	0	0	0	963,050	0	963,050
Current portion of long-term debt	209,889	0	0	209,889	0	0	209,889
TOTAL CURRENT LIABILITIES	6,192,550	0	10,000,000	16,192,550	963,050	0	17,155,600
LONG-TERM LIABILITIES
Due to related parties	0	0	4,763,929	4,763,929	0	(4,763,929)	0
Lease liabilities	0	0	0	0	15,233,451	0	15,233,451
Notes payable - related parties	3,670,000	0	0	3,670,000	0	0	3,670,000
Long-term debt	732,414	13,322,059	0	14,054,473	0	(13,322,059)	732,414
TOTAL LIABILITIES	10,594,964	13,322,059	14,763,929	38,680,952	16,196,501	(18,085,988)	36,791,465
MEMBERS’ EQUITY	68,298,203	6,190,380	(14,761,349)	59,727,234	83,070,892	7,288,432	150,086,558
	$78,893,167	$19,512,439	$2,580	$98,408,186	$99,267,393	$(10,797,556)	$186,878,023

F-118

PLANTS OF RUSKIN GPS, LLC DBA ALTMED FLORIDA AND AFFILIATE

COMBINING STATEMENT OF OPERATIONS

Year ended December 31, 2020

				Total	IFRS
	POR	RVC	GPS	Uncombined	Adjustments	Eliminations	Combined

OPERATING INCOME
Sales	$105,660,570	$0	$0	$105,660,570	$0	$0	$105,660,570
Cost of sales	25,886,039	0	0	25,886,039	2,530,651	(2,034,216)	26,382,474
GROSS PROFIT BEFORE
BIOLOGICAL ASSET ADJUSTMENT	79,774,531	0	0	79,774,531	(2,530,651)	2,034,216	79,278,096

NET EFFECT OF CHANGES IN FAIR VALUE OF BIOLOGICAL ASSETS	0	0	0	0	63,015,173	0	63,015,173
OPERATING EXPENSES

Advertising	981,872	0	0	981,872	0	0	981,872
Contract labor and consulting	423,799	210,000	0	633,799	0	0	633,799
Depreciation	2,112,705	2,362,922	0	4,475,627	1,303,591	0	5,779,218
Insurance	2,173,843	0	0	2,173,843	0	0	2,173,843
Payroll - officers	340,000	0	0	340,000	0	0	340,000
Payroll - other	20,587,619	0	0	20,587,619	0	0	20,587,619
Other operating expenses	17,548,545	128,769	763	17,678,077	(1,686,668)	(4,200,000)	11,791,409
Less direct costs allocated to inventory and cost of sales	(21,772,018)	0	0	(21,772,018)	0	4,200,000	(17,572,018)
TOTAL OPERATING EXPENSES	22,396,365	2,701,691	763	25,098,819	(383,077)	-	24,715,742
INCOME (LOSS) FROM OPERATIONS	57,378,166	(2,701,691)	(763)	54,675,712	60,867,599	2,034,216	117,577,527
OTHER INCOME (EXPENSES)
Rental income	0	4,200,000	0	4,200,000	0	(4,200,000)	0
ATM commissions	109,017	0	0	109,017	0	0	109,017
Interest expense	(406,389)	(21,000)	0	(427,389)	(995,649)	0	(1,423,038)
Other expense	(17,044)	0	0	(17,044)	0	0	(17,044)
	(314,416)	4,179,000	0	3,864,584	(995,649)	(4,200,000)	(1,331,065)
NET INCOME (LOSS)	$57,063,750	$1,477,309	$(763)	$58,540,296	$59,871,950	$(2,165,784)	$116,246,462

F-119

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020 AND 2019

F-120

F-121

March 31, 2021

To the Board of Directors and Members

Alternative Medical Enterprises, LLC and Affiliates

Phoenix, Arizona

Independent Auditor’s Report

Report on the Audit of the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Alternative Medical Enterprises, LLC and Affiliates (collectively ‘the Company’), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the United States of America, together with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants, and we have fulfilled our other ethical responsibilities in accordance with those requirements, respectively.

Responsibilities of Management and Those Charge With Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern; disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Reasonable assurance is a high level of assurance but it is not a guarantee that an audit will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

HILL, BARTH & KING LLC | 3838 TAMIAMI TRAIL NORTH, SUITE 200 NAPLES, FLORIDA 34103 | TEL 239-263-2111 FAX 239-263-0496 | HBKCPA.COM

F-122

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We design audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error because fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override on internal control.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation, structure, and content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

As part of an audit, we exercise professional judgment and maintain professional skepticism throughout the audit. We also conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. We will also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Medical Enterprises, LLC and Affiliates as of December 31, 2020, and the results of their operations, changes in members’ equity and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Cannabis Laws

As discussed in Note Q to the consolidated financial statements, the Company operates in the cannabis industry which is legal in the State of Arizona but illegal under United States federal law. Our opinion is not modified with respect to this matter.

F-123

Prior Period Financial Statements

The consolidated financial statements of Alternative Medical Enterprises, LLC and Affiliates as of December 31, 2019 were audited by other auditors whose report dated October 26, 2020 expressed an unmodified opinion on those statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2020 consolidating information on pages 30 and 31 is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and International Financial Reporting Standards. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole. The 2019 consolidating information on pages 32 and 33 was subjected to the auditing procedures applied in the 2019 audit of the basic consolidated financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the 2019 consolidated financial statements as a whole.

Certified Public Accountants

F-124

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$957,389	$1,935,410
Accounts receivable, net	285,062	403,542
Notes receivable	263,896	1,078,217
Inventories	3,385,329	2,768,022
Biological assets	504,758	446,085
Other current assets	221,109	302,237
TOTAL CURRENT ASSETS	5,617,543	6,933,513
PROPERTY AND EQUIPMENT, NET	12,480,460	5,459,299
OTHER ASSETS
Intangible assets, net	4,564,588	5,195,408
Investments in related companies, net	75,423,511	34,322,458
Security deposits	41,353	40,154
TOTAL OTHER ASSETS	80,029,452	39,558,020
	$98,127,455	$51,950,832
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$458,001	$580,194
Accrued expenses and other liabilities	822,502	375,711
Current portion of lease liabilities	133,458	493,043
Current portion of long-term debt	1,468,063	1,000,000
Income tax payable	210,000	0
TOTAL CURRENT LIABILITIES	3,092,024	2,448,948
LONG-TERM LIABILITIES
Lease liabilities, net of current portion	54,536	296,352
Long-term debt, net of current portion	1,083,741	0
TOTAL LIABILITIES	4,230,301	2,745,300

MEMBERS’ EQUITY	93,897,154	49,205,532
	$98,127,455	$51,950,832

See accompanying notes to consolidated financial statements

F-125

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
OPERATING INCOME
Sales	$20,648,304	$14,482,050
Cost of sales	10,315,252	8,620,878
GROSS PROFIT BEFORE BIOLOGICAL ASSET ADJUSTMENT	10,333,052	5,861,172

NET EFFECT OF CHANGES IN FAIR VALUE OF BIOLOGICAL ASSETS	23,586	(255,001)

OPERATING EXPENSES
General and administrative expenses	4,543,847	4,307,792
Amortization	627,897	1,300,447
Depreciation	751,150	895,724
TOTAL OPERATING EXPENSES	5,922,894	6,503,963

INCOME (LOSS) FROM OPERATIONS	4,433,744	(897,792)

OTHER INCOME (EXPENSES)
Income from investments in related companies	47,661,050	12,199,444
Income from sale of investment	885,678	0
Interest expense	(175,445)	(19,387)
Loss on sale of property and equipment	(415,575)	(87,375)
Other (expense)	3,674	0
	47,959,382	12,092,682

INCOME BEFORE PROVISION FOR INCOME TAXES	52,393,126	11,194,890

PROVISION FOR INCOME TAXES	210,000	0

NET INCOME	$52,183,126	$11,194,890

See accompanying notes to consolidated financial statements

F-126

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Years ended December 31, 2020 and 2019

Balances at December 31, 2018	$39,465,496
Adoption of IFRS 16, Leases	(204,854)
Repurchase of member’s interest	(1,250,000)
Net income	11,194,890
Balances at December 31, 2019	49,205,532
Contribution from members	1,000,000
Distributions to members	(8,491,504)
Net income	52,183,126
Balances at December 31, 2020	$93,897,154

See accompanying notes to consolidated financial statements

F-127

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	2020	2019
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$52,183,126	$11,194,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	751,150	895,724
Amortization	627,897	1,300,447
Income from investment in related companies	(47,661,050)	(12,199,444)
Loss on sale of property and equipment	415,575	87,375
Changes in assets and liabilities:
(Increase) decrease in accounts and notes receivable	932,802	(259,788)
Increase in inventories and biological assets	(675,980)	(62,508)
Decrease in prepaid expenses	81,128	62,574
Increase in security deposits	(1,199)	0
Increase (decrease) in accounts payable	(122,193)	383,619
Increase in accrued expenses and other liabilities	446,791	109,610
Decrease in deferred revenue	0	(490,278)
Increase in income taxes payable	210,000	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,188,047	1,022,221

CASH FLOWS FROM INVESTING ACTIVITIES
Distributions received from investments in related companies	6,559,997	287,000
Purchase of property and equipment	(5,180,287)	(997,911)
Proceeds from sale of property and equipment	125,323	17,500
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,505,033	(693,411)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on lease liabilities	(601,401)	(30,013)
Payments on long-term debt	(1,578,196)	0
Repurchase of member’s interest	0	(250,000)
Contributions from members	1,000,000	0
Distributions to members	(8,491,504)	0
NET CASH USED IN FINANCING ACTIVITIES	(9,671,101)	(280,013)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	(978,021)	48,797
CASH AND CASH EQUIVALENTS
Beginning of year	1,935,410	1,886,613
End of year	$957,389	$1,935,410
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during the year for:
Interest	175,445	20,605
Acquisitons of property and equipment through debt	3,130,000	0
Issuance of debt to repurchase members’ interest	0	1,000,000

See accompanying notes to consolidated financial statements

F-128

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - NATURE OF OPERATIONS

Organization and Nature of Business:

Alternative Medical Enterprises, LLC and Affiliates (collectively, the Company) consists of the following entities:

Alternative Medical Enterprises, LLC (“AME”) (aka WP&RS Enterprises, LLC), was organized in 2014 as a limited liability company under the laws of the State of Florida. Alternative Medical Enterprises, LLC, through its subsidiaries, grows, cultivates, extracts, manufactures, and sells medical and recreational cannabis products. (MMJ).

Alternative Medical Enterprises, LLC owns 100% of the following companies:

AltMed, LLC, a Florida limited liability company, was formed in 2014, and it owns 41% of a license in Florida to grow, cultivate, extract, manufacture, and sell medical cannabis products. NuTrae, LLC, a Florida limited liability company, was formed in 2014, and develops products for cannabis delivery systems and licenses intellectual property to other parties. Agronomy Holdings, LLC (aka AltMed North America, LLC), a Florida limited liability company, was formed in 2015, and is a holding company for ventures entered outside the state of Florida. MuV Health, LLC, an Arizona limited liability company, was organized in 2019 to produce and sell CBD only products. Cave Creek RE, LLC was formed in 2020 in the state of Arizona as a real estate holding company.

Agronomy Holdings, LLC owns 100% of Agronomy Innovations, LLC, an Arizona limited liability company, was acquired during 2015, and is a cannabis cultivation facility located in Arizona.

Fort Consulting, LLC (the Dispensary) operates as a Medical Marijuana Dispensary and under the rules and regulations of the Arizona Department of Health Services - Medical Marijuana Program. The Dispensary is an Arizona nonprofit organization, incorporated under the laws of the state of Arizona in July 2016. The Dispensary’s primary mission is to run a patient-centric wellness which processes the highest-grade medical marijuana in Arizona. The Dispensary has a goal of infusing horticultural innovations and sympathetic treatments into the Arizona medical marijuana industry and is committed to combining mental and physical health in a format previously inaccessible to terminally ill and other patients. The Dispensary has a one-year license with the Arizona Department of Health Services to operate a Medical Marijuana Dispensary in the state of Arizona. The contract is renewed annually.

Alternative Medical Enterprises, LLC, AltMed, LLC, NuTrae, LLC, Agronomy Holdings, LLC, Agronomy Innovations, LLC, Fort Consulting, LLC, Cave Creek RE, LLC and MuV Health, LLC will be referred to herein as “the Company”.

F-129

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance:

The consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, have been prepared in accordance with IAS 1 Presentation of Financial Statements (Revised 2007) as issued by the IASB.

The significant policies that have been applied in the preparation of these consolidated financial statements are summarized below. These accounting policies have been used throughout all periods presented in the consolidated financial statements.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company which are affiliated by virtue of common ownership and control. All significant intercompany transactions and balances have been eliminated in the consolidation.

Basis of Presentation:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement:

The consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for biological assets and certain financial instruments, which are measured at fair value.

Functional Currency:

The functional currency of the Company, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Revenue Recognition:

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

F-130

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued):

Under IFRS 15, revenues from the sale of cannabis are generally recognized at the point in time when control over the goods have been transferred to the customer. Payment is typically due upon transferring goods to the customer or within a specified time period permitted under the Company’s credit policy.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

Significant Accounting Judgments, Estimates, and Assumptions:

The preparation of the Company’s consolidated financial statements require management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumption and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Collectability of accounts receivable/computing the allowance for doubtful accounts:

The Company estimates the allowance for doubtful accounts based on historical experience and other known factors at the time of sale, which reduces the operating revenue.

Estimated useful lives and depreciation of property and equipment:

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated useful lives and amortization of intangible assets:

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

F-131

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Judgments, Estimates, and Assumptions (Continued):

Inventories:

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of sales.

Biological assets:

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

Impairment of non-financial assets:

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs that would be directly attributable to the disposal of the asset.

The value in use calculation is based on a discounted cash flow model. The cash flows projections are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Credit Risk:

The Company maintains cash balances at financial institutions in excess of federally insured limits from time to time. The Company has experienced no losses due to this concentration.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable:

The Company’s revenue consists primarily of retail sales to medical cannabis patients throughout the state of Arizona and to other medical cannabis licensees. The potential risk is limited to the amounts recorded in the consolidated financial statements. The Company provides for potentially uncollectable accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, prior history of uncollectable accounts receivable and existing economic conditions. Normal accounts receivable are due 15 days after the issuance of the invoice. Receivables past due more than 60 days are considered delinquent. The allowance for doubtful accounts was $9,625 and $2,894 as of December 31, 2020 and 2019, respectively. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Inventories:

Inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost or net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost or net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

Biological Assets:

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of internally produced work in progress and finished goods inventories after harvest. These costs are then recorded with costs of goods sold in the consolidated statements of operations in the period when the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

Production costs related to biological assets are expensed. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as other costs to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statements of operations.

The Company capitalizes costs incurred after harvest to bring the products to their present location and condition in accordance with IAS 41 Agriculture. The cost of inventories includes fair value less cost to sell at harvest and costs incurred after harvest (such as quality assurance costs, fulfillment costs and packaging costs) to bring the products to their present location and condition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable:

The Company sold interests to related parties in exchange for notes receivable in the amount of the interest sold. The expectation was that these notes would be paid within three years. Any distributions the related parties receive as their share of income will first go towards the payment of the note receivable, and only after that note has been paid will they receive future distributions. The balance of notes receivable as of December 31, 2020 and 2019 is $163,895.

The Company’s share in one of its related parties was repurchased for $1,800,000 in exchange for cash and a promissory note with a maturity date of December 31, 2021 and a face amount of $1,400,000. The balance of the note as of December 31, 2020 and 2019 is $0 and $914,322, respectively.

Prepaid Expenses:

The Company pays for certain expenses in advance of receipt of goods or services. The amount is expensed over the term of contract or period for which the expenses are paid, using the straight-line method.

Advertising:

The Company expenses advertising as incurred. Advertising expenses were $232,785 and $202,891 for the years ended December 31, 2020 and 2019, respectively.

Leased Assets:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset;
●	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset.

The policy is applied to contracts entered into or changes, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of- use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased Assets (Continued):

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as a discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at commencement date;
●	Amounts expected to be payable under a residual value guarantee; and
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment:

Property and equipment are recorded at cost, net of depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Leasehold improvements are depreciated over the lesser of the useful life or the lease term. Depreciation is computed using the straight-line method over the assets’ estimated useful life. Asset classes and their respective useful lives are as follows:

YEARS
Buildings	39
Leasehold improvements	5-39
Machinery and equipment	5-15
Furniture and fixtures	5-7
Lab equipment	3-5
Computer equipment	5
Vehicles	5

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in operations in the year the asset is derecognized.

Income Taxes:

As limited liability companies, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the consolidated financial statements.

Deferred Income Taxes – Fort Consulting, LLC - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and tax purposes). The deferred tax liability represents future tax return consequences for those differences, which will be deductible when the assets and liabilities are recovered or settled.

With limited exceptions, the Company is no longer subject to income tax examination for returns filed more than three years ago. The Company believes the only years open for potential IRS audits are the year ending December 31, 2018, 2019 and 2020. Management has performed an evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain tax positions in the accompanying consolidated financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements:

IFRS 13, “Fair Value Measurement”, establishes the minimum disclosure requirements for fair value measurements (and those based on fair value) that are recognized in the consolidated balance sheet after initial recognition. The requirements vary depending on whether the fair value measurements are recurring or non-recurring and their categorization within the fair value hierarchy (i.e. Level 1, 2, or 3).

In order to determine the appropriate categorization of a fair value measurement (as a whole) within the hierarchy, the Company determines the categorization of the inputs used to measure fair value and categorization of the fair value measurement (as a whole). IFRS 13’s fair value hierarchy categorizes inputs to valuation techniques into the following levels, based on their observability:

Level 1 - Quoted prices (that are unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level 2 - Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability

A fair value measurement (as a whole) is categorized within the fair value hierarchy, based on the lowest level of input that is significant to the entire measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company has a number of financial instruments, none of which are held for trading purposes and are measured using Level 3 measurements. The Company estimates that the fair value of all financial instruments at December 31, 2020 and 2019 does not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. Considerable judgment is necessary in interpreting market data to develop estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Reclassifications:

The consolidated financial statements for 2019 have been reclassed to conform with the presentation for 2020. Such reclassifications had no effect on net results of operations.

Subsequent Events:

Management evaluated all activity of the Company through March 31, 2021, the date the consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements or notes, except as described below.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events (Continued):

Subsequent to the year end, the Company has continued construction on the expansion of its cultivation and manufacturing facilities. Total capital expenditures for the expansion of such facilities through year end 2021 is expected to be approximately $1,161,182.

On November of 2020, Arizona residents pass proposition 207, the Smart and Safe Act of Arizona, effectively legalizing the recreational adult use of marijuana for people 21 years of age or older. An “adult use” license is required for medical dispensaries to sell cannabis products to “adult use” customers. In addition, a 16% excise tax is placed on recreational use products. As of Q1 of 2021, over 80 dispensaries, including the MuV dispensary, have received the additional license. Recreational use sales in Arizona began in January of 2021.

On November 11, 2020, the Company entered into an agreement with Verano Holdings to sell 100% its membership units including 4,099,098 Class A shares in the Company’s investment in Plants of Ruskin GPS, LLC and RVC 360, LLC, for total consideration net of fees totaling $35,000,000. This transaction was finalized subsequent to the year end.

NOTE C - CONCENTRATIONS

Financial instruments which potentially subject the Company to concentration of credit risks include cash and cash equivalents in financial institutions, which under U.S. federal law, money obtained from activities related to the marijuana industry cannot be federally insured. At December 31, 2020 and 2019, the Company had balances of $957,389 and $1,935,410 respectively, in uninsured cash and cash equivalents in financial instruments.

The Company had two major suppliers with significant outstanding accounts payable balances of approximately 10% at December 31, 2020. The Company had three major suppliers with significant outstanding accounts receivable balances of approximately 76% at December 31, 2019.

NOTE D - INVENTORY

Inventory at December 31, 2020 and 2019 is summarized as follows:

	2020	2019

Raw materials	$276,813	$607,057
Work-in-process	1,525,473	1,322,690
Finished goods	1,583,043	838,275
TOTALS	$3,385,329	$2,768,022

F-138

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE E - BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At December 31, 2020 and 2019, the changes in the carrying value of biological assets are shown below:

	2020	2019

Beginning of year	$446,085	$289,656
Costs incurred prior to harvest to facilitate biological transformation	1,379,148	1,306,563
Unrealized gain on fair value of biological assets	4,157,687	3,031,786
Transferred to inventory upon harvest	(5,478,163)	(4,181,920)
End of year	$504,758	$446,085

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

●	The average number of weeks in the growing cycle is nineteen weeks from propagation to harvest for flower and trim;
●	The average harvest yield of dried flower is 78.25 grams per plant for flower (57.93 grams – 2019) and 47.37 grams per plant for trim (50.87 grams – 2019);
●	The average selling price of dried flower is $4.03 per gram for flower ($3.51 - 2019) and $.63 per gram used for trim ($0.55 – 2019);
●	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation costs estimated to be $.81 per gram for flower ($0.66 - 2019) and $0.49 per gram for trim ($0.58 – 2019); Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.25 per gram for flower sales ($0.25 - 2019) and $0 per gram for trim ($0 – 2019).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

Management has quantified the sensitivity of the inputs, and determined the following:

●	Selling price per gram – an increase or decrease in the selling price for both flower and trim per gram by 5% would result in an increase or decrease the fair value of biological assets by $30,882 ($28,652 – 2019). Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease the fair value of biological assets by $25,238 ($22,304 – 2019).
●	Cost of production per gram – an increase or decrease in the cost of production for both flower and trim per gram by 5% would result in an increase or decrease the fair value of biological assets by $3,895 ($4,554 – 2019).

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE E - BIOLOGICAL ASSETS (CONTINUED)

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As of December 31, 2020 and 2019, the biological assets were on average, 29.8% and 42.8% respectively, for flower and 29.80% and 42.8% complete, respectively, for trim and the estimated fair value less costs to sell of dried flower was $2.97 and $2.60 per gram, respectively, and the estimated fair value less costs to sell of trim was $.14 and $-0.03 per gram, respectively.

As of December 31, 2020 and 2019, it is expected that the Company’s biological assets will ultimately yield approximately 372 and 396 kilograms, respectively, of dry cannabis for flower sales and 225 and 348 kilograms, respectively, for trim sales.

NOTE F - OTHER CURRENT ASSETS

Other current assets at December 31, 2020 and 2019 are summarized as follows:

	2020	2019
Prepaid expenses	$221,049	$302,237
Other current assets	60	0
TOTALS	$221,109	$302,237

NOTE G - INCOME TAX STATUS- FORT CONSULTING, LLC

Fort Consulting, LLC is a non-profit entity for Arizona income tax purposes and elected to be taxed as a C-corporation for Federal tax purposes. Therefore, income taxes are provided for the tax effects of transactions in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The Company recorded $210,000 in current income tax expense for the year ended December 31, 2020.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accounts for uncertain tax positions in accordance with the provisions of IAS 12, Income Taxes (“IAS 12”). IAS 12 provides a comprehensive model for the recognition, measurement and disclosure in the consolidated financial statements of uncertain tax positions that the Company has taken or expects to take on a tax return. Under this standard, the Company can recognize the benefit of an income tax position only if it is probable that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position.

F-140

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE G - INCOME TAX STATUS- FORT CONSULTING, LLC (CONTINUED)

Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on either the most likely amount approach or the expected value method.

The Company has not recorded a deferred tax asset for the period from inception to December 31, 2020 due to the uncertainty of any benefit of the loss being realized. Under IAS 12 any deferred tax asset or liability is recorded under the net approach.

NOTE H - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 and 2019 are summarized as follows:

	2020	2019
Buildings and improvements	$8,203,253	$4,268,411
IFRS 16 Right-of-use assets	796,949	2,051,211
Furniture and equipment	2,242,582	1,482,743
Vehicles	218,827	191,064
Construction in progress	2,292,432	180,131
Land and improvements	1,020,000	78,040
	14,774,043	8,251,600
Accumulated depreciation	(2,293,583)	(2,792,301)
Net property and equipment	$12,480,460	$5,459,299

Depreciation expense for the years ended December 31, 2020 and 2019 totaled $751,150 and $895,724 respectively. The value of property and equipment held under capital leases for both years ended December 31, 2020 and 2019 totaled $1,015,776 and $2,235,851, respectively.

NOTE I - INVESTMENTS

Investment in Related Company:

In 2016, the Company invested $1,201,000 in a minority interest (10%) of a farm in Colorado. The investment is recorded using the equity method. The Company does not have significant influence or control. In 2019, the Company sold the investment and received the final payment in 2020.

Below is a reconciliation of this investment:

	2020	2019
Balance, beginning of year	$0	$863,703
Share in current year net income	0	50,619
Sale of interest in related party	0	(914,322)
Balance, end of year	$0	$0

F-141

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE I – INVESTMENTS (CONTINUED)

Investment in Related Company (Continued):

Below is a summary of the balance sheet and income statement of the entity that the Company has invested in:

	2020	2019
Total Assets	$0	$5,339,131

Total Liabilities	$0	$34,966
Total Equity	0	5,304,165
	$0	$5,339,131

Total Income	$0	$506,190
Total Expenses	0	2,313,987
Net Income	$0	$(1,807,797)

The Company has invested $16,206,150 for a minority interest (41%) in a Company in Florida. The investment has been recorded at equity method as the Company has significant influence or control.

Below is a reconciliation of this investment:

	2020	2019
Balance, beginning of year	$34,322,458	$22,522,932
Distributions during the year	(6,588,263)	(287,000)
Share in current year net income	47,661,050	12,086,526
Balance, end of year	$75,395,245	$34,322,458

Below is a summary of the balance sheet and income statement of the entity that the Company has invested in:

	2020	2019
Total Assets	$186,878,023	$77,216,022

Total Liabilities	$36,791,465	$17,375,926
Total Equity	150,086,558	59,840,096
	$186,878,023	$77,216,022

Total Income	$168,675,743	$39,371,011
Total Expenses	52,429,281	9,891,679
Net Income	$116,246,462	$29,479,332

F-142

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE J – INTANGIBLES

Goodwill, Net of Impairment:

Goodwill is from the 2015 purchase of Agronomy Innovations, LLC. The purchase of Agronomy Innovations, LLC for $775,000 was to establish a foothold in Arizona by obtaining a grow facility that was already established and provide the Company the opportunity to do business in Arizona. The entire purchase price went towards goodwill as there were almost no assets purchased. The Company assesses goodwill for impairment on an annual basis in accordance with IAS 36 Impairment of Assets and has fully impaired the asset as of December 31, 2020. The recorded value of the asset was $0 and $432,708 as of December 31, 2020 and 2019, respectively.

Right-to-Use Agreement:

The Company contracted with a nursery in Florida for the use of their farm land. In exchange for $310,000 worth of Class A Units, the Company obtained the right to grow Medical Marijuana on their land for a 7-year period. Management has elected to amortize this intangible asset over 7 years, which is the term of the lease. Accumulated amortization expense for the years ended December 31, 2020 and 2019 was $310,000 and $221,429, respectively. Net book value of the asset was $0 and $88,571 as of December 31, 2020 and 2019, respectively.

Cultivation and Management Agreement:

During 2017, the Company entered into a cultivation and management agreement for a marijuana grow and dispensary operation in Arizona with a related party and requires the Company to provide cultivation and management services to a related party (under common control). The Company receives a fee for these services on a monthly basis. The Company has experience and expertise in managing the medical marijuana program and its associated retail operation. The Company oversees the day to day operations of the dispensary and cultivation site and provides services related to the purchase and sales of the product. The Company is also involved in ensuring compliance with all federal, state and local laws applicable to the Company. The total fee for cultivation services for the years ended December 31, 2020 and 2019 was $12,882,867 and $13,249,504, respectively. The total management fees related to this management agreement for the years ended December 31, 2020 and 2019 was $2,350,234 and $2,037,290, respectively.

F-143

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE K - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2020 and 2019 are summarized as follows:

	2020	2019
Accounts payable	$458,001	$580,194
Related party payable	24,673	157,229
Sales tax payable	100,395	80,645
Accrued expenses	697,434	137,837
TOTALS	$1,280,503	$955,905

NOTE L - LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019 is as follows:

	2020	2019
Mortgage to Pioneer Title Agency, monthly payments totaling $31,661 including interest rate of 6%, maturing through March 2023.	$770,554	$0

Note payable to Fidelity National Title, monthly payments totaling $112,318 including interest rate of 10%, maturing through July 2022.	1,781,250	0
	2,551,804	0
Less current portion	1,468,063	0

TOTAL LONG TERM-DEBT	$1,083,741	$0

Maturities related to this debt are as follows:

2021	$1,468,063
2022	1,018,659
2023	65,082
TOTAL	$2,551,804

F-144

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE M – MEMBERS’ EQUITY

The Company has sold ownership interests to related and non-related parties (Subscriber), in the form of Class A Units (“Units”). These Units are restricted securities under applicable U.S. federal and state securities laws, and the Units cannot be offered for sale, sold, delivered after sale, pledged, hypothecated, transferred, or otherwise disposed of by Subscriber, and must be held indefinitely unless Subscriber’s offer and sale of the Units are subsequently registered under the Securities Act, and any applicable state securities laws, or an exemption from such registration is available. Subscriber understands and agrees that the Company has no obligation or intent (i) to register any of the Units under the Securities Act or any applicable state securities laws; (ii) to take any action so as to permit sales pursuant to Rule 144 under the Securities Act; and (iii) the Company has not covenanted to assure that such Rule 144 is, or will be, available for resale of the Units.

Subscriber understands and agrees that (i) there will be no public market for the Units; (ii) the investment in the Units is not liquid; and (iii) Subscriber must bear the economic risk of the Subscriber’s investment in the Units for an indefinite period of time. The total value, net of redemptions, (and total number) of Class A Units outstanding as of December 31, 2020 and 2019 was $58,802,887 and $47,703,986, respectively.

NOTE N – LEASES

The Company leased office space in Sarasota, Florida under an initial non-cancelable agreement which was expiring in June 2019, with monthly rent of $6,400. The agreement was amended effective July 2018 expiring on July 2020 with a monthly payment of $6,592 from July 2018 to July 2019 and $6,790 from July 2019 to July 2020. The lease was renewed to June 2021 with monthly payments escalating to $9,761.

The Company leases a dispensary facility in Arizona with a term of five years starting July 2017 with a monthly payment of $7,000.

The Company recognized right-of-use assets and lease liabilities at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

As of December 31, the Company’s lease liabilities consisted of the following:

The Company has lease liabilities for leases related to real estate used for dispensaries. The weighted average discount rate for the years ended December 31, 2020 and 2019 was 8%.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE N – LEASES (CONTINUED)

The maturity of the contractual undiscounted lease liabilities at December 31, 2020 and 2019 is as follows:

Interest rates on capitalized leases vary from 6.6% to 10.2% and are imputed based on the lower of the Company’s incremental borrowing rate at the time of inception of each lease or the lessor’s implicit rate of return.

NOTE O - LEASES WHERE COMPANY IS LESSEE

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments included in the measurement of the lease liability comprise primarily of:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
●	Amounts expected to be payable under a residual value or guarantee; and
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonable certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonable certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE O - LEASES WHERE COMPANY IS LESSEE

The maturity of the contractual undiscounted lease liabilities at December 31, 2020 is as follows:

2021	$151,069
2022	56,000
Total undiscounted lease liabilities	207,069
Interest on lease liabilities	(19,073)
Total present value of minimum lease payments	187,996
Lease liabilities - current portion	133,458
Lease liabilities - noncurrent	$54,536

The Company’s right-of-use assets consist of real property and office equipment. As of December 31, 2020, the Company’s lease schedule consisted of the following:

	2020	2019
Balance, beginning of year	$789,395	$65,294
Additions (Deletions)	(241,580)	2,051,211
Lease and interest payments, accretion, and accrued interest, net	(359,821)	(1,327,110)
Balance, end of year	187,994	789,395
Lease liability - current portion	133,458	493,043
Lease liability - noncurrent portion	$54,536	$296,352

Interest expense charged to operations for right-of-use lease liabilities for the years ended December 31, 2020 and 2019 totaled $35,772 and $82,900, respectively.

NOTE P – RELATED PARTY TRANSACTIONS

The LLCs entered into management agreement with a company (the management company) that is owned by a related party that provides management services for all the LLCs. There is no formal written agreement. The terms of the verbal agreement state that the LLCs must pay the management company’s service fees and reimburse any out-of-pocket expenses. The total amount of related party management fees for the years ended December 31, 2020 and 2019 was $2,350,234 and $2,037,290, respectively.

There was a total of $360,969 and $336,135 paid to members of the LLCs in the form of guaranteed payments for the years ended December 31, 2020 and 2019, respectively.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE Q - CONTINGENCIES

Compliance:

The Company’s compliance with certain laws and regulations is subject to review by the various states in which they operate. Although such reviews could result in adverse decisions, it is the opinion of management that any matters could be resolved without significant impact to the operations of the Company.

Litigation

The Company is contingently liable for claims and judgments resulting from lawsuits incidental to the normal operation of a company. In the opinion of the Company’s management, the Company’s insurance coverage is adequate to cover claims relating to normal operations and any lawsuit that might adversely impact the Company would not have a material effect on the consolidated financial statements. Accordingly, no provision for possible losses is reflected in the consolidated financial statements.

Marijuana Remains Illegal under Federal Law:

The Company engages in the medical marijuana business. Marijuana is currently illegal under U.S. federal law. It is a Schedule I controlled substance. Accordingly, in those jurisdictions in which the use of medical marijuana has been legalized at the U.S. state level, its prescription is a violation of federal law. The U.S. Supreme Court has ruled that the U.S. federal government has the right to regulate and criminalize marijuana, even for medical purposes. Therefore, U.S. federal law criminalizing the use of marijuana supersedes U.S. state laws that legalize its use for medicinal purposes. The Obama administration made a policy decision to allow U.S. states to implement these laws and not prosecute anyone operating in accordance with applicable U.S. state law. A change in the U.S. federal position towards enforcement could cripple the industry, rendering the Company unable to operate. Moreover, a change in the U.S. federal position towards enforcement could result in U.S. federal law enforcement seizing the assets of the Company, which would result in a complete loss for the Company. Additionally, the U.S. federal government could extend enforcement of the antidrug laws against people who are assisting the medical marijuana industry, including investors and finance sources.

As discussed above, the cultivation, sale, and use of marijuana is illegal under U.S. federal law. Therefore, there is a compelling argument that banks cannot accept deposit funds from the medical marijuana business and therefore would not be able to do business with the Company. As such, the Company may have trouble finding a bank willing to accept its business. There can be no assurance that banks in U.S. states currently or in the future will decide to do business with medical marijuana growers or retailers, or that in the absence of U.S. legislation, U.S. state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under U.S. federal law. This may make it difficult for the Company to open accounts, use the service of banks, and otherwise transact business, which in turn may negatively affect the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

NOTE Q – CONTINGENCIES (CONTINUED)

COVID-19 Pandemic:

On January 30, 2020 the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

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SUPPLEMENTARY INFORMATION

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING BALANCE SHEET

December 31, 2020

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended December 31, 2020

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING BALANCE SHEET

December 31, 2019

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended December 31, 2019

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

TABLE OF CONTENTS

DECEMBER 31, 2019 AND 2018

F-155

South Phoenix 4653 E Cotton Gin Loop, Suite 120 Phoenix, AZ 85040 _____
It’s about time.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Members

Alternative Medical Enterprises, LLC and Affiliates

Phoenix, Arizona

We have audited the accompanying consolidated financial statements of Alternative Medical Enterprises, LLC and Affiliates, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. ln making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

O: 602.431.9288 F: 602.431.9299

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respect, the financial position of Alternative Medical Enterprises, LLC and Affiliates as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Cannabis Laws

As discussed in Note 13 to the consolidated financial statements, the Company operates in the cannabis industry which is legal in the States of Arizona and Florida but illegal under United States federal law. Our opinion is not modified with respect to this matter.

ATLAS CPAs & Advisors PLLC

Phoenix, Arizona

October 26, 2020

O: 602.431.9288 F: 602.431.9299

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,935,410	1,886,613
Accounts receivable, net	403,542	143,754
Notes receivable	1,078,217	163,895
Inventories	2,768,022	2,861,943
Biological assets	446,085	289,656
Prepaid expenses	302,237	309,031
TOTAL CURRENT ASSETS	6,933,513	5,654,892

LONG-TERM ASSETS
Property and equipment, net	5,459,299	4,908,441
Intangible assets, net	5,195,408	6,495,855
Investments in related companies, net	34,322,458	23,386,635
Security deposits	40,154	40,154
TOTAL LONG-TERM ASSETS	45,017,319	34,831,085

TOTAL ASSETS	$51,950,832	$40,485,977

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$580,194	$199,987
Accrued expenses and other liabilities	375,711	264,922
Current portion of lease liabilities	493,043	36,269
Notes payable	1,000,000	-
Deferred revenue	-	490,278
TOTAL CURRENT LIABILITIES	2,448,948	991,456

Lease liabilities, net of current portion	296,352	29,025

TOTAL LIABILITIES	2,745,300	1,020,481

MEMBERS’ EQUITY	49,205,532	39,465,496

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$51,950,832	$40,485,977

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income
Net Revenues	$14,482,050	$6,329,584
Cost of Revenues	8,620,878	2,934,201

Gross Profit Before Biological Asset Adjustment	5,861,172	3,395,383
Net Effect of Changes in Fair Value of Biological Assets	(255,001)	1,083,682

Operating Expenses
General and administrative expense	4,307,792	4,573,509
Amortization	1,300,447	187,050
Depreciation	895,724	432,286
Total Operating Expenses	6,503,963	5,192,845

Loss from Operations	(897,792)	(713,780)

Other Income (Expense)
Income from investments in related companies	12,199,444	6,267,105
Interest expense	(20,605)	(207,982)
Loss on sale of property and equipment	(87,375)	-
Interest income	1,218	12,718
Total Other Income (Expense)	12,092,682	6,071,841

Net Income (Loss)	$11,194,890	$5,358,061

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Balances at December 31, 2017	$5,554,999

Contribution from members	28,552,436

Net income	5,358,061

Balances at December 31, 2018	$39,465,496

Adoption of IFRS 16, Leases	(204,854)

Repurchase of member’s interest	(1,250,000)

Net income	11,194,890

Balances at December 31, 2019	$49,205,532

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income	$11,194,890	$5,358,061
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	895,724	432,286
Amortization expense	1,300,447	187,050
Income (loss) from investment in related companies	(12,199,444)	(6,267,105)
Loss on sale of property and equipment	87,375	-
Effects of changes in operating assets and liabilities:
(Increase) decrease in operating assets
Accounts receivable	(259,788)	40,730
Prepaid expenses	62,574	(298,880)
Inventories	93,921	(2,751,831)
Biological asset	(156,429)	(289,656)
Increase (decrease) in operating liabilities
Accounts payable	383,619	(447,349)
Accrued expenses and other liabilities	109,610	(629,310)
Deferred revenue	(490,278)	(4,571)

Net cash provided by (used in) operating activities	1,022,221	(4,670,575)

CASH FLOWS FROM INVESTING ACTIVITIES
Distributions received from investments	287,000	-
Purchase of property and equipment	(997,911)	(6,156,473)
Proceeds from sale of property and equipment	17,500	457,178

Net cash used in investing activities	(693,411)	(5,699,295)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on capital leases	(30,013)	36,270
Payments on long term debt	-	(17,427,021)
Repurchase of member’s interest	(250,000)	-
Contribution from members	-	28,552,436

Net cash provided by (used) in financing activities	(280,013)	11,161,685

Net increase in cash	48,797	791,815

Cash and cash equivalents - beginning of period	1,886,613	1,094,798

Cash and cash equivalents - end of period	$1,935,410	$1,886,613

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Issuance of debt to repurchase members’ interest	$1,000,000	$-

Interest paid	$20,605	$207,982

The accompanying notes are an integral part of these financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Organization and Operations

Alternative Medical Enterprises, LLC and Affiliates consists of the following entities:

Alternative Medical Enterprises, LLC (aka WP&RS Enterprises, LLC) was organized in 2014 under the laws of the State of Florida. Alternative Medical Enterprises, LLC, through its subsidiaries, provides alternative medicines in the form of cannabis and cannabis related products (MMJ).

As of December 31, 2019, Alternative Medical Enterprises, LLC owns 100% of the following companies:

AltMed, LLC, a Florida limited liability company, was formed in 2014, and it owns 41% of a license in Florida to grow, process, and dispense MMJ. NuTrae, LLC, a Florida limited liability company, was formed in 2014, and develops products for MMJ delivery systems and licenses intellectual property to other parties. Agronomy Holdings, LLC (aka AltMed North America, LLC), a Florida limited liability company, was formed in 2015, and is a holding company for ventures entered outside the state of Florida. MuV Health, LLC, an Arizona limited liability company, was organized in 2019 to produce and sell CBD only products.

As of December 31, 2019, Agronomy Holdings, LLC owns 100% of Agronomy Innovations, LLC, an Arizona limited liability company, was acquired during 2015, and is an MMJ grow facility located in Arizona.

Fort Consulting, LLC (the Dispensary) operates as a Medical Marijuana Dispensary and under the rules and regulations of the Arizona Department of Health Services - Medical Marijuana Program. The Dispensary is an Arizona nonprofit Organization, incorporated under the laws of the state of Arizona in July, 2016. The Dispensary’s primary mission is to run a patient-centric wellness which processes the highest-grade medical marijuana in Arizona. The Dispensary has a goal of infusing horticultural innovations and sympathetic treatments into the Arizona Medical marijuana industry and is committed to combining mental and physical health in a format previously inaccessible to terminally ill and other patients. The Dispensary has a one year license with the Arizona Department of Health Services to operate a Medical Marijuana Dispensary in the state of Arizona. The contract is renewed annually.

Alternative Medical Enterprises, LLC, AltMed, LLC, NuTrae, LLC, Agronomy Holdings, LLC, Agronomy Innovations, LLC, Fort Consulting, LLC, Vida Pets, LLC and MUV Health, LLC will be referred to herein as “the Company”.

While part of the Company’s operation is considered legal under state and local law, the sale of marijuana for any purpose is still illegal under federal law. Management believes it is unlikely that the federal government will force the closing of the facilities. However, action by the federal government could result in significant losses to the Company as well as potential exposure to criminal charges for the trafficking of a substance deemed illegal under federal law.

Significant Accounting Policies

Statement of Compliance

The consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, have been prepared in accordance with IAS 1 Presentation of Financial Statements (Revised 2007) as issued by the IASB.

The significant policies that have been applied in the preparation of these consolidated financial statements are summarized below. These accounting policies have been used throughout all periods presented in the consolidated financial statements.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company which are affiliated by virtue of common ownership and control. All significant intercompany transactions and balances have been eliminated in the consolidation.

Nature of Activities

The Company’s operations are dependent on economic and legal conditions which affect the medicinal cannabis and health care industries, and changes in those conditions may affect the Company’s continuing operations. While the nature of the Company’s business is legalized and approved by the states of Florida and Arizona, it is considered to be an illegal activity under federal law. Accordingly, certain additional risks and uncertainties are prevalent as discussed in the following notes.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

The consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for biological assets and certain financial instruments, which are measured at fair value.

Functional Currency

The functional currency of the Company, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Changes in Significant Accounting Policies

The Company has adopted IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

IFRS 16 introduces a single lease accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to measure right-of- use assets similarly to other non-financial assets and lease liabilities similarly to other financial liabilities. The lessee is then required to recognize depreciation of the right-of-use asset and interest on the lease liability. Under IAS 17 and IFRIC 4, the Company recognized lease payments as an expense on a straight-line basis over the lease term.

IFRS 16 substantially carried forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its lease as operating or finance and to account for these two types of leases differently.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in Significant Accounting Policies (Continued)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changes on or after January 1, 2019.

Revenue Recognition

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers . Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

>	Identify a customer along with a corresponding contract;

>	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer.

>	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

>	Allocate the transaction price to the performance obligation(s) in the contract;

>	Recognize revenue when or as the Company satisfies the performance obligation(s).

Under IFRS 15, revenues from the sale of cannabis are generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its consolidated financial statements.

Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s combined financial statements require management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumption and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Collectability of accounts receivable/computing the allowance for doubtful accounts:

The Company estimates the allowance for doubtful accounts based on historical experience and other known factors at the time of sale, which reduces the operating revenue.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Judgments, Estimates, and Assumptions (Continued)

Estimated useful lives and depreciation of property and equipment:

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated useful lives and amortization of intangible assets:

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Inventories:

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in costs of goods sold.

Biological assets:

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Credit Risk

The Company maintains cash balances at financial institutions in excess of federally insured limits from time to time. The Company has experienced no losses due to this concentration.

Accounts Receivable

The Company provides for potentially uncollectable accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, prior history of uncollectable accounts receivable and existing economic conditions. Normal accounts receivable are due 15 days after the issuance of the invoice. Receivables past due more than 60 days are considered delinquent. The allowance for doubtful accounts was $2,984 and $0 as of December 31, 2019 and 2018 respectively. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost or net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost or net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

Biological Assets

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of internally produced work in progress and finished goods inventories after harvest. These costs are then recorded with costs of goods sold in the statements of operations in the period when the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

Production costs related to biological assets are expensed. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the statements of operation.

The Company capitalizes costs incurred after harvest to bring the products to their present location and condition in accordance with IAS 41 Agriculture. The cost of inventories includes fair value less cost to sell at harvest and costs incurred after harvest (such as quality assurance costs, fulfillment costs and packaging costs) to bring the products to their present location and condition.

Notes Receivable

The Company sold interests to related parties in exchange for notes receivable in the amount of the interest sold. The expectation was that these notes would be paid within three years. Any distributions the related parties receive as their share of income will first go towards the payment of the note receivable, and only after that note has been paid will they receive future distributions. The balance of notes receivable as of December 31, 2019 and 2018 is $163,895.

At December 31, 2019, the Company’s share in one of its related parties was repurchased for $1,800,000 in exchange for cash and a promissory note with a maturity date of December 31, 2020 and a face amount of $1,400,000. The balance of the note as of December 31, 2019 is $914,322.

Prepaid Expenses

The Company pays for certain expenses in advance of receipt of goods or services. The amount is expensed over the term of contract or period for which the expenses are paid, using the straight-line method.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased Assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

>	The contract involves the use of an identified asset;

>	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

>	The Company has the right to direct the use of the asset.

The policy is applied to contracts entered into or changes, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as

Lease payments included in the measurement of the lease liability comprise the following:

>	Fixed payments, including in-substance fixed payments;
>	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
>	Amounts expected to be payable under a residual value or guarantee; and
>	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonable certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonable certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

F-167

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leased Assets (continued)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on the straight-line method over their estimated useful lives which range from 5 to 10 years. Leasehold improvements are depreciated over the lesser of the useful life or the lease term.

Income Taxes

As limited liability companies, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the consolidated financial statements.

Deferred Income Taxes - Fort Consulting, LLC - Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and tax purposes). The deferred tax liability represents future tax return consequences for those differences, which will be deductible when the assets and liabilities are recovered or settled.

U.S. GAAP requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for Federal and state purposes.

With limited exceptions, the Company is no longer subject to income tax examination for returns filed more than three years ago. The Company believes the only years open for potential IRS audits are the year ending December 31, 2017, 2018 and 2019. Management has performed an evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain tax positions in the accompanying consolidated financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (H.R. 1) (the “Tax Act”) was signed into law by President Trump. The Tax Act contains significant changes to corporate taxation, including reduction of the corporate tax rate from 35% to 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Since the Company elected to be taxed as a C-corporation, the Tax Act had no impact on the financial statements.

F-168

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1: BUSINESS ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

IFRS 13, “Fair Value Measurement”, establishes the minimum disclosure requirements for fair value measurements (and those based on fair value) that are recognized in the statement of financial position after initial recognition. The requirements vary depending on whether the fair value measurements are recurring or non-recurring and their categorization within the fair value hierarchy (i.e. Level 1, 2, or 3).

In order to determine the appropriate categorization of a fair value measurement (as a whole) within the hierarchy, the Company determines the categorization of the inputs used to measure fair value and categorization of the fair value measurement (as a whole). IFRS 13’s fair value hierarchy categorizes inputs to valuation techniques into the following levels, based on their observability:

Level 1 - Quoted prices (that are unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level 2 - Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability

A fair value measurement (as a whole) is categorized within the fair value hierarchy, based on the lowest level of input that is significant to the entire measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company has a number of financial instruments, none of which are held for trading purposes and are measured using Level 3 measurements. The Company estimates that the fair value of all financial instruments at December 31, 2019 does not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. Considerable judgment is necessary in interpreting market data to develop estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Advertising

The Company expenses advertising as incurred. Advertising expenses were $202,891 and $255,869 for the years ended December 31, 2019 and 2018 respectively.

Research and Development

The Company, from time to time, engages in research and development activities. Those costs are charged to operations as incurred. As of December 31, 2019 and 2018, the Company had research and development expenses of $455 and $0 respectively.

F-169

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 2: INVENTORIES

The Company’s inventories as of December 31, 2019 and 2018, consist of the following:

	2019	2018
Raw materials
Harvested cannabis	$-	$25,720
Packaging and miscellaneous	607,057	246,376
Total raw material	$607,057	$272,096

Work-in-process	1,322,690	1,705,341
Finished goods	838,275	884,506
Total	$2,768,022	$2,861,943

NOTE 3: BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. Changes in the carrying value of biological assets at December 31, 2019 and 2018 are as follows:

	2019	2018
Biological assets, beginning balance	$289,656	$-
Costs incurred prior to harvest to facilitate biological transformation	1,306,563	738,881
Unrealized gain on fair value of biological assets	3,031,786	2,475,370
Transferred to inventory upon harvest	(4,181,920)	(2,924,595)
Net change	156,429	289,656

Biological assets, ending balance	$446,085	$289,656

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model for the year ended December 31, 2019 (unless noted):

>	The average number of weeks in the growing cycle is nineteen weeks from propagation to harvest for flower and trim;

>	The average harvest yield of dried flower is 57.93 grams per plant for flower (41.58 grams - 2018) and 50.87 grams per plant for trim (45.10 grams – 2018);

>	The average selling price of dried flower is $3.51 per gram for flower ($3.71 - 2018) and $.55 per gram used for trim ($0.55 – 2018);

>	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation costs estimated to be $.66 per gram for flower ($0.44 - 2018) and $0.58 per gram for trim ($0.48 - 2018);

>	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.25 per gram for flower sales ($0.25 - 2018) and $0 per gram for trim ($0 – 2018).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

F-170

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 3: BIOLOGICAL ASSETS (CONTINUED)

Management has quantified the sensitivity of the inputs, and determined the following for the year ended December 31, 2019 (unless noted):

>	Selling price per gram – an increase or decrease in the selling price for both flower and trim per gram by 5% would result in an increase or decrease the fair value of biological assets by $28,652 ($17,909 - 2018).

>	Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease the fair value of biological assets by $22,304 ($14,483 - 2018).

>	Cost of production per gram – an increase or decrease in the cost of production for both flower and trim per gram by 5% would result in an increase or decrease the fair value of biological assets by $4,554 ($2,387 - 2018).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As of December 31, 2019 and 2018, the biological assets were on average, 42.8% and 36.6% respectively, for flower and 42.8% and 36.6% complete, respectively, for trim and the estimated fair value less costs to sell of dried flower was $2.60 and $3.02 per gram, respectively, and the estimated fair value less costs to sell of trim was $-0.03 and $.07 per gram, respectively.

As of December 31, 2019 and 2018, it is expected that the Company’s biological assets will ultimately yield approximately 396 and 285 kilograms, respectively, of dry cannabis for flower sales and 348 and 309 kilograms, respectively, for trim sales.

NOTE 4: INCOME TAX STATUS - FORT CONSULTING, LLC

Fort Consulting, LLC is a non-profit entity for Arizona income tax purposes and elected to be taxed as a C-corporation for Federal tax purposes. Therefore, income taxes are provided for the tax effects of transactions in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company accounts for uncertain tax positions in accordance with the provisions of FASB ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on a tax return. Under this standard, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The Company has not recorded a deferred tax asset for the net operating loss incurred for the period from inception to December 31, 2019 due to the uncertainty of the benefit of the loss being realized. Therefore, if recorded the Company would provide for a valuation allowance equal to the potential realized benefit. In the future if the Company receives benefit from this net operating loss the financial statements will reflect this benefit through a reduction of the valuation allowance. As of December 31, 2019, the net operating loss carryover is approximately $1,070,000.

F-171

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 and 2018 are summarized as follows:

	2019	2018
Buildings and improvements	$4,268,411	$4,064,715
IFRS 16 implementation	2,051,211	-
Furniture and equipment	1,482,743	1,236,006
Vehicles	191,064	201,087
Construction in progress	180,131	174,914
Land and improvements	78,040	78,040
	8,251,600	5,754,762
Less: accumulated depreciation	(2,792,301)	(846,321)
Total property, plant and equipment	$5,459,299	$4,908,441

Depreciation expense for the years ended December 31, 2019 and 2018 totaled $895,724 and $432,286, respectively. The value of property and equipment held under capital leases for both years ended December 31, 2019 and 2018 totaled $2,235,851 and $184,640, respectively.

NOTE 6: INVESTMENTS AND NOTES RECEIVABLES

The Company has two investments as listed below:

Investment in related company

In 2016, the Company invested $1,201,000 in a minority interest (10%) of a farm in Colorado. The investment is recorded using the equity method. The Company does not have significant influence or control. Below is a reconciliation of this investment:

	2019	2018
Balance, beginning of year	$863,703	$913,380
Current year income (loss)	50,619	(49,677)
Sale of interest in related company	(914,322)	-
Balance, end of year	$-	$863,703

Below is a summary of the balance sheet and income statement of the entity that the Company has invested in:

	2019	2018
Total Assets	$6,020,085	$5,339,131

Total Liabilities	$1,053,799	$34,966
Total Equity	4,966,286	5,304,165
	$6,020,085	$5,339,131

Total Income	$506,190	$-
Total Expenses	2,313,987	-
Net Loss	$(1,807,797)	$-

F-172

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 6: INVESTMENTS AND NOTES RECEIVABLES (CONTINUED)

At December 31, 2019, the Company’s share in one of its related parties was repurchased for $1,800,000 in exchange for cash and a promissory note with a maturity date of December 31, 2020 with a face amount of $1,400,000 (Note 1). As of December 31 2019, the balance of notes receivable is $914,322 with an allowance for doubtful accounts totaling $885,678.

The promissory note is payable in three monthly installments of $32,000 starting March 1, 2020 and the balance payable in full on December 31, 2020. As of the report date, the amount collected is $364,000.

Investment in related company

The Company has invested $16,206,150 for a minority interest (41%) in a Company in Florida. The investment has been recorded at equity method as the Company has significant influence or control. Below is a reconciliation of this investment:

	2019	2018
Balance, beginning of year	$22,522,932	$10,000,000
Additional investment	-	6,206,150
Distributions during the year	(287,000)	-
Share in current year net income	12,086,526	6,316,782
Balance, end of year	$34,322,458	$22,522,932

Below is a summary of the balance sheet and income statement of the entity that the Company has invested in:

	2019	2018
Total Assets	$77,216,022	$35,069,920

Total Liabilities	$17,375,926	$3,965,468
Total Equity	59,840,096	31,104,452
	$77,216,022	$35,069,920

Total Income	$39,371,011	$8,028,370
Total Expenses	9,891,679	(7,378,415)
Net Income	$29,479,332	$15,406,785

NOTE 7: INTANGIBLES

Goodwill, net of impairment

Goodwill is from the 2015 purchase of Agronomy Innovations, LLC. The purchase of Agronomy Innovations, LLC for $775,000 was to establish a foothold in Arizona by obtaining a grow facility that was already established and provide the Company the opportunity to do business in Arizona. The entire purchase price went towards goodwill as there were almost no assets purchased. The Company has elected to amortize this asset over 10 years for book purposes. The accumulated amortization at December 31, 2019 and 2018 was $342,292 and $264,796, respectively.

F-173

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 7: INTANGIBLES (CONTINUED)

Right to use agreement

The Company contracted with a nursery in Florida for the use of their farm land. In exchange for $310,000 worth of Class A Units, the Company obtained the right to grow Medical Marijuana on their land for a 7-year period. Management has elected to amortize this intangible asset over 7 years, which is the term of the lease. Accumulated amortization expense for the years ended December 31, 2019 and 2018 was $221,429 and $177,144 respectively. Net book value of the asset was $88,571 and $132,856 as of December 31, 2019 and 2018, respectively.

Cultivation and management agreement

During 2017 the Company entered into a cultivation and management agreement for a marijuana grow and dispensary operation in Arizona with a related party. The Company entered into a cultivation and management agreement and requires the Company to provide cultivation and management services to a related party (under common control). The Company receives a fee for these services on a monthly basis. The Company has experience and expertise in managing the medical marijuana program and its associated retail operation. The Company oversees the day to day operations of the dispensary and cultivation site and provides services related to the purchase and sales of the product. The Company is also involved in ensuring that the Company is compliant with all Federal, State and local laws applicable to the Company. The total fee for cultivation services for the years ended December 31, 2019 and 2018 was $13,249,504 and $7,229,447, respectively. The total management fees related to this management agreement for the years ended December 31, 2019 and 2018 was $2,037,290 and $549,278, respectively.

Royalty agreement

During 2017 the Company negotiated the buyout of a royalty agreement with an outside third party. The Company paid the outside third party a total of $1,200,000. The Company is amortizing this asset over the term of the original agreement and recognizing expense as the payments would have been made based on the revenue earned. The total expense related to the agreement for the years ended December 31, 2019 and 2018 was $1,069,111 and $0, respectively.

NOTE 8: CLASS A UNITS SOLD

The Company has sold ownership interests to related and non-related parties (Subscriber), in the form of Class A Units (“Units”). These Units are restricted securities under applicable U.S. Federal and state securities laws, and the Units cannot be offered for sale, sold, delivered after sale, pledged, hypothecated, transferred, or otherwise disposed of by Subscriber, and must be held indefinitely unless Subscriber’s offer and sale of the Units are subsequently registered under the Securities Act, and any applicable state securities laws, or an exemption from such registration is available. Subscriber understands and agrees that the Company has no obligation or intent (i) to register any of the Units under the Securities Act or any applicable state securities laws; (ii) to take any action so as to permit sales pursuant to Rule 144 under the Securities Act; and (iii) the Company has not covenanted to assure that such Rule 144 is, or will be, available for resale of the Units.

Subscriber understands and agrees that (i) there will be no public market for the Units; (ii) the investment in the Units is not liquid; and (iii) Subscriber must bear the economic risk of the Subscriber’s investment in the Units for an indefinite period of time.

The total value, net of redemptions, (and total number) of Class A Units outstanding as of December 31, 2019 and 2018 was $47,703,986 and $48,704,016, respectively.

F-174

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 9: NOTE PAYABLE

In 2019, the Company issued a promissory note amounting to $1,250,000 payable within one year from the date of the note. The promissory note is to be paid in two installments, and such amount shall accrue interest at a rate of 15%. As of December 31, 2019, the balance of the note payable was $1,000,000.

NOTE 10: LEASES

The Company leased office space in Sarasota, Florida under an initial non-cancelable agreement which was expiring in June 2019, with monthly rent of $6,400. The agreement was amended effective July 2018 expiring on July 2020 with a monthly payment of $6,592 from July 2018 to July 2019 and $6,790 from July 2019 to July 2020.

The Company leases office space in Coolidge, Arizona from a related party which expires in May 2021, with increasing monthly payments. As of December 31, 2019 the monthly payment was $24,662.

The Company leases a dispensary facility in Arizona with a term of five years starting July 2017 with a monthly payment of $7,000.

In 2016, the Company leased a laboratory equipment with a lease term of 3 years which expired in June 2019. No renewal was made. Monthly rent payment was $1,958.

In 2016, the Company leased a vehicle with a lease term of 5 years which expires in June 2021. Monthly rent payment was $2,043.

The Company recognized right-of-use assets and lease liabilities at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Interest rates on capitalized leases vary from 6.6% to 10.2% and are imputed based on the lower of the Company’s incremental borrowing rate at the time of inception of each lease or the lessor’s implicit rate of return.

NOTE 11: LEASES WHERE COMPANY IS LESSEE

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments included in the measurement of the lease liability comprise primarily of:

>	Fixed payments, including in-substance fixed payments;

>	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;

>	Amounts expected to be payable under a residual value or guarantee; and

>	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonable certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonable certain not to terminate early.

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ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured this way, a corresponding adjustment is made to the carrying amount of the right- of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The maturity of the contractual undiscounted lease liabilities at December 31, 2019 is as follows:

Years Ending December 31,
2020	$545,521
2021	300,680
Total undiscounted lease liabilities at December 31, 2019	846,201
Interest on lease liabilities	56,806
Total present value of minimum lease payments	789,395
Lease liability - current portion	493,043
Lease liability - noncurrent portion	$296,352

The Company’s right-of-use assets consist of real property and office equipment. As of December 31, 2019, the

Company’s lease schedule consisted of the following:

Balance, beginning of year	$65,294
Additions	2,051,211
Lease and interest payments, accretion, and accrued interest, net	1,327,110
Balance, end of year	789,395
Lease liability - current portion	493,043
Lease liability - noncurrent portion	$296,352

Interest expense charged to operations for right-of-use lease liabilities for the year ended December 31, 2019 and 2018 totaled $82,900 and $118,955.

NOTE 12: RELATED PARTY TRANSACTIONS

The LLCs entered into management agreement with a company (the management company) that is owned by a related party that provides management services for all the LLCs. There is no formal written agreement. The terms of the verbal agreement state that the LLCs must pay the management company’s service fees and reimburse any out-of-pocket expenses. The total amount of related party management fees for the years ended December 31, 2019 and 2018 was $2,037,290 and $549,278 respectively.

There was a total of $336,135 and $423,577 paid to members of the LLCs in the form of guaranteed payments for the years ended December 31, 2019 and 2018 respectively.

F-176

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 13: CONTINGENCIES

Compliance

The Company’s compliance with certain laws and regulations is subject to review by the various states in which they operate. Although such reviews could result in adverse decisions, it is the opinion of management that any matters could be resolved without significant impact to the operations of the Company.

Litigation

The Company is contingently liable for claims and judgments resulting from lawsuits incidental to the normal operation of a company. In the opinion of the Company’s management, the Company’s insurance coverage is adequate to cover claims relating to normal operations and any lawsuit that might adversely impact the Company would not have a material effect on the financial statements. Accordingly, no provision for possible losses is reflected in the financial statements.

Illegal Activity - Federal

The Company engages in the medical marijuana business. Marijuana is currently illegal under U.S. federal law. It is a Schedule I controlled substance. Accordingly, in those jurisdictions in which the use of medical marijuana has been legalized at the U.S. state level, its prescription is a violation of federal law. The U.S. Supreme Court has ruled that the U.S. federal government has the right to regulate and criminalize marijuana, even for medical purposes. Therefore, U.S. federal law criminalizing the use of marijuana supersedes U.S. state laws that legalize its use for medicinal purposes. The Obama administration made a policy decision to allow U.S. states to implement these laws and not prosecute anyone operating in accordance with applicable U.S. state law. A change in the U.S. federal position towards enforcement could cripple the industry, rendering the Company unable to operate. Moreover, a change in the U.S. federal position towards enforcement could result in U.S. federal law enforcement seizing the assets of the Company, which would result in a complete loss for the Company. Additionally, the U.S. federal government could extend enforcement of the antidrug laws against people who are assisting the medical marijuana industry, including investors and finance sources.

Banking Difficulties

As discussed above, the cultivation, sale, and use of marijuana is illegal under U.S. federal law. Therefore, there is a compelling argument that banks cannot accept deposit funds from the medical marijuana business and therefore would not be able to do business with the Company. As such, the Company may have trouble finding a bank willing to accept its business. There can be no assurance that banks in U.S. states currently or in the future will decide to do business with medical marijuana growers or retailers, or that in the absence of U.S. legislation, U.S. state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under U.S. federal law. This may make it difficult for the Company to open accounts, use the service of banks, and otherwise transact business, which in turn may negatively affect the Company.

NOTE 14: SUBSEQUENT EVENTS

Subsequent events have been evaluated through October 26, 2020 which is the date the consolidated financial statements were available to be issued. In 2020, domestic and international economies face uncertainty related to the impact of the COVID-19 disease. The Company may be adversely affected through lack of raw materials availability, interruptions in shipping and manufacturing process, idle or vacant facilities, and decrease in revenue. Management is currently evaluating the impact it will have on future operations.

F-177

SUPPLEMENTARY INFORMATION

F-178

South Phoenix 4653 E Cotton Gin Loop, Suite 120 Phoenix, AZ 85040_____
It’s about time.

INDEPENDENT AUDITOR’S REPORT ON

THE CONSOLIDATED SUPPLEMENTARY INFORMATION

To the Board of Directors and Members

Alternative Medical Enterprises, LLC and Affiliates

Phoenix, Arizona

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies, and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements.

The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing.

In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial

ATLAS CPAs & Advisors PLLC

Phoenix, Arizona

October 26, 2020

O: 602.431.9288

F: 602.431.9299

F-179

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUE	$14,482,050	$6,329,584
Payroll expense	1,303,647	2,303,876
Professional fees	1,344,261	491,808
Office expense	152,224	134,271
Rent expense	4,087	492,263
Utilities	439,816	446,778
Advertising	202,891	255,869
Repairs and maintenance	193,982	60,264
Insurance expense	169,426	118,237
Travel expense	132,928	85,709
Bank service charges	104,152	30,539
License and fees	81,537	63,487
Telecommunication and internet	66,713	-
Bad debt	37,858	-
Supplies	34,867	36,246
Meals and entertainment	14,417	21,801
Lobbying expense	-	14,038
Janotorial expense	-	8,728
Security expense	-	4,109
Automobile expense	13,000	2,236
Dues and subscriptions	9,786	2,000
Cash donations	2,200	1,250
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$4,307,792	$4,573,509

See Independent Auditor’s Report on Supplementary Information.

F-180

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2019

ASSETS

	Alternative Medical	Agronomy	Agronomy	AltMed,	Fort Consulting,	MuV Health	NuTrae
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	LLC	LLC	LLC	, LLC	Elimination	Total
CURRENT ASSETS
Cash and cash equivalents	$5,495	$9,792	$921,491	$10,577	$943,628	$26,203	$18,224	$-	$1,935,410
Accounts receivable	-	-	-	-	400,040	-	3,502	-	403,542
Notes receivable	163,895	914,322	-	-	-	-	-	-	1,078,217
Inventories	-	-	382,206	-	2,156,356	229,460	-	-	2,768,022
Biological assets	-	-	-	-	446,085	-	-	-	446,085
Due from, related party	84,593	-	6,609,549	287,000	33,110	10,000	2,050,270	(9,074,522)	-
Prepaid expenses	117,886	-	184,351	-	-	-	-	-	302,237
TOTAL CURRENT ASSETS	371,869	924,114	8,097,597	297,577	3,979,219	265,663	2,071,996	(9,074,522)	6,933,513

LONG-TERM ASSETS
Property and equipment, net	218,879	-	4,697,748	542,672	-	-	-	-	5,459,299
Intangible assets, net	-	-	5,106,838	88,570	-	-	-	-	5,195,408
Investments, net	39,686,509	19,840,466	-	34,322,458	-	-	-	(59,526,975)	34,322,458
Security deposits	-	-	33,554	6,400	-	-	200	-	40,154
TOTAL LONG-TERM ASSETS	39,905,388	19,840,466	9,838,140	34,960,100	-	-	200	(59,526,975)	45,017,319
TOTAL ASSETS	$40,277,257	$20,764,580	$17,935,737	$35,257,677	$3,979,219	$265,663	$2,072,196	$(68,601,497)	$51,950,832

LIABILITIES AND MEMBERS’ EQUITY

	Alternative Medical	Agronomy	Agronomy	AltMed,	Fort Consulting,	MuV Health	NuTrae,
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	LLC	LLC	LLC	LLC	Elimination	Total
CURRENT LIABILITIES
Accounts payable	$19,159	$-	$75,504	$350	$404,187	$65,250	$15,744	$-	$580,194
Accrued expenses and other liabilities	6,817	-	287,229	-	80,645	-	1,020	-	375,711
Due to related parties	1,111,585	-	2,337,270	-	5,109,174	421,900	94,593	(9,074,522)	-
Notes payable	-	-	1,000,000	-	-	-	-	-	1,000,000
Current portion of lease liabilities	107,426	-	385,617	-	-	-	-	-	493,043
TOTAL CURRENT LIABILITIES	1,244,987	-	4,085,620	350	5,594,006	487,150	111,357	(9,074,522)	2,448,948
Lease liabilities, net of current portion	49,055	-	247,297	-	-	-	-	-	296,352
TOTAL LIABILITIES	1,294,042	-	4,332,917	350	5,594,006	487,150	111,357	(9,074,522)	2,745,300
MEMBERS’ EQUITY	38,983,215	20,764,580	13,602,820	35,257,327	(1,614,787)	(221,487)	1,960,839	(59,526,975)	49,205,532
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$40,277,257	$20,764,580	$17,935,737	$35,257,677	$3,979,219	$265,663	$2,072,196	$(68,601,497)	$51,950,832

See Independent Auditor’s Report on Supplementary Information.

F-181

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING STATEMENT OF OPERATION

DECEMBER 31, 2019

	Alternative Medical	Agronomy	Agronomy	AltMed,	Fort Consulting,	MuV Health	NuTrae,L
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	LLC	LLC	LLC	LC	Elimination	Total
Operating Income
Net Revenues	$-	$-	$9,998,619	$-	$13,981,195	$-	$1,068,591	$(10,566,355)	$14,482,050
Cost of Revenues	16,033	-	3,812,555	-	13,249,504	-	82,428	(8,539,642)	8,620,878
Gross Profit (Loss) Before Biological Asset Adjustment	(16,033)	-	6,186,064	-	731,691	-	986,163	(2,026,713)	5,861,172
Net effect of changes in fair value of biological assets	-	-	-	-	(255,001)	-	-	-	(255,001)
Operating Expenses
General and Administrative Expenses	776,867	-	3,238,683	-	2,075,148	221,487	22,320	(2,026,713)	4,307,792
Amortization	-	-	1,256,161	44,286	-	-	-	-	1,300,447
Depreciation	92,270	-	768,349	35,105	-	-	-	-	895,724
Income (Loss) from Operations	(885,170)	-	922,871	(79,391)	(1,598,458)	(221,487)	963,843	-	(897,792)
Other Income (Expense)
Income from investments in related companies	62,299	50,619	-	12,086,526	-	-	-	-	12,199,444
Interest expense	(20,605)	-	-	-	-	-	-	-	(20,605)
Loss on sale of property and equipment	-	-	(87,375)	-	-	-	-	-	(87,375)
Interest income	53	178	779	192	-	-	16	-	1,218
Total Other Income (Expense)	41,747	50,797	(86,596)	12,086,718	-	-	16	-	12,092,682
Net Income (Loss)	$(843,423)	$50,797	$836,275	$12,007,327	$(1,598,458)	$(221,487)	$963,859	$-	$11,194,890

See Independent Auditor’s Report on Supplementary Information.

F-182

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2018

ASSETS

	Alternative				Fort
	Medical	Agronomy	Agronomy		Consulting,
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	AltMed, LLC	LLC	NuTrae, LLC	Vida Pets LLC	Elimination	Total
CURRENT ASSETS
Cash and cash equivalents	$11,306	$9,614	$1,451,022	$10,385	$401,724	$1,197	$1,365	$-	$1,886,613
Accounts receivable, net	-	-	-	-	140,252	3,502	-	-	143,754
Notes receivable	163,895	-	-	-	-	-	-	-	163,895
Inventories	-	-	246,376	-	2,615,567		--	-	2,861,943
Biological assets	-	-	-	-	289,656	-	-	-	289,656
Due from related party	1,388,753	-	3,463,116	-	-	1,487,592	-	(6,339,461)	-
Prepaid expense	40,551	-	268,480	-	-	-	-	-	309,031
TOTAL CURRENT ASSETS	1,604,505	9,614	5,428,994	10,385	3,447,199	1,492,291	1,365	(6,339,461)	5,654,892
LONG-TERM ASSETS
Property and equipment, net	88,275	-	4,242,389	577,777	-	-	-	-	4,908,441
Intangible assets, net	-	-	6,362,999	132,856	-	-	-	-	6,495,855
Investments, net	39,688,674	20,704,169	-	22,522,932	-	-	-	(59,529,140)	23,386,635
Security deposits	-	-	33,554	6,400	-	200	-	-	40,154
TOTAL LONG-TERM ASSETS	39,776,949	20,704,169	10,638,942	23,239,965	-	200	-	(59,529,140)	34,831,085
TOTAL ASSETS	$41,381,454	$20,713,783	$16,067,936	$23,250,350	$3,447,199	$1,492,491	$1,365	$(65,868,601)	$40,485,977

LIABILITIES AND MEMBERS’ EQUITY

	Alternative				Fort
	Medical	Agronomy	Agronomy		Consulting,
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	AltMed, LLC	LLC	NuTrae, LLC	Vida Pets LLC	Elimination	Total
CURRENT LIABILITIES
Accounts payable	$78,570	$-	$116,786	$350	$-	$2,048	$2,233	$-	$199,987
Accrued expenses and other liabilities	164,357	-	65,828	-	33,717	1,020	-	-	264,922
Due to related parties	33,305	-	2,876,345	-	3,429,811	-	-	(6,339,461)	-
Current portion of lease liabilities	-	-	36,269	-	-	-	-	-	36,269
Deferred revenue	-	-	-	-	-	490,278	-	-	490,278

TOTAL CURRENT LIABILITIES	276,232	-	3,095,228	350	3,463,528	493,346	2,233	(6,339,461)	991,456

Lease liabilities, net of current portion	-	-	29,025	-	-	-	-	-	29,025

TOTAL LIABILITIES	276,232	-	3,124,253	350	3,463,528	493,346	2,233	(6,339,461)	1,020,481
MEMBERS’ EQUITY	41,105,222	20,713,783	12,943,683	23,250,000	(16,329)	999,145	(868)	(59,529,140)	39,465,496
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$41,381,454	$20,713,783	$16,067,936	$23,250,350	$3,447,199	$1,492,491	$1,365	$(65,868,601)	$40,485,977

See Independent Auditor’s Report on Supplementary Information.

F-183

ALTERNATIVE MEDICAL ENTERPRISES, LLC AND AFFILIATES

CONSOLIDATING STATEMENTS OF OPERATION

DECEMBER 31, 2018

	Alternative Medical	Agronomy	Agronomy		Fort		Vida Pets
	Enterprises, LLC	Holdings, LLC	Innovations, LLC	AltMed, LLC	Consulting, LLC	NuTrae, LLC	LLC	Elimination	Total
Operating Income
Net Revenues	$-	$-	$6,080,737	$-	$7,212,338	$815,234	$-	$(7,778,725)	$6,329,584
Cost of Revenues	43,055	-	2,894,786	-	7,225,807	-	-	(7,229,447)	2,934,201
Gross Profit (Loss) Before Biological Asset Adjustment	(43,055)	-	3,185,951	-	(13,469)	815,234	-	(549,278)	3,395,383
Net effect of changes in fair value of biological assets	-	-	-	-	1,083,682	-	-	-	1,083,682
Operating Expenses
General and administrative expenses	1,629,795	-	2,919,812	17,764	552,918	298	2,200	(549,278)	4,573,509
Amortization	-	-	187,050	-	-	-	-	-	187,050
Depreciation	28,433	-	403,853	-	-	-	-	-	432,286
Income (Loss) from Operations	(1,701,283)	-	(324,764)	(17,764)	517,295	814,936	(2,200)	-	(713,780)
Other Income (Expense)
Gain (loss) on investments	-	(49,677)	-	6,316,782	-	-	-	-	6,267,105
Interest expense	(197,705)	-	(10,277)	-	-	-	-	-	(207,982)
Interest income	9,647	138	563	174	-	2,171	25	-	12,718
Total Other Income (Expense)	(188,058)	(49,539)	(9,714)	6,316,956	-	2,171	25	-	6,071,841
Net Income (Loss)	$(1,889,341)	$(49,539)	$(334,478)	$6,299,192	$517,295	$817,107	$(2,175)	$-	$5,358,061

See Independent Auditor’s Report on Supplementary Information.

F-184

VERANO HOLDINGS CORP.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED

June 30, 2021

(Expressed in United States Dollars)

F-185

Page(s)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position (Unaudited)	F-187

Condensed Interim Consolidated Statements of Operations (Unaudited)	F-188

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)	F-189

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	F190 - F-191

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)	F-192 - F-216

F-186

VERANO HOLDINGS CORP.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

As of June 30, 2021 and December 31, 2020

	Financial	June 30,	December 31,
	Footnote	2021	2020
ASSETS
Current Assets:
Cash		$149,671,398	$16,494,365
Accounts Receivable, Net		13,448,148	7,513,736
Notes Receivable	6	263,825	3,010,523
Due from Related Parties	18	62,236	108,254
Inventories	4	251,164,783	59,356,804
Biological Assets	5	143,997,363	109,376,567
Prepaid Expenses and Other Current Assets		13,422,327	7,163,267

Total Current Assets		$572,030,080	$203,023,516

Property, Plant and Equipment, Net	7	280,862,938	143,607,264
Right Of Use Assets, Net	17(a)	41,274,888	11,337,343
Intangible Assets	9	1,019,874,009	73,096,730
Goodwill	9	264,769,092	16,311,182
Investment in Associates		12,211,815	11,547,004
Deposits and Other Assets		2,115,313	797,321

TOTAL ASSETS		$2,193,138,135	$459,720,360

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$25,808,681	$18,305,258
Accrued Liabilities		32,036,724	13,915,776
Income Tax Payable	16	57,829,659	46,872,445
Current Portion of Lease Liabilities	17(a)	5,677,797	1,910,645
Current Portion of Notes Payable	10	2,969,277	7,814,261
License Payable	8(c)	-	49,950
Acquisition Price Payable	8(a,b)	162,796,000	33,611,485
Due to Related Parties	18	44,664	44,664

Total Current Liabilities		287,162,802	122,524,484
Long-Term Liabilities:
Deferred Revenue		815,507	2,035,405
Notes Payable, Net of Current Portion	10	131,041,859	32,479,649
Lease Liabilities, Net of Current Portion	17(a)	38,244,466	10,864,742
Deferred Income Taxes	16	251,366,932	49,084,004

Total Long-Term Liabilities		421,468,764	94,463,800

TOTAL LIABILITIES		$708,631,566	$216,988,284

SHAREHOLDERS’ EQUITY		1,482,722,703	242,387,456
NON-CONTROLLING INTEREST		1,783,866	344,620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$2,193,138,135	$459,720,360

See accompanying notes to unaudited condensed interim consolidated financial statements.

F-187

VERANO HOLDINGS CORP.

Condensed Interim Consolidated Statements of Operations (Unaudited)

Three and Six Months Ended June 30, 2021 and 2020

		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2021	2020	2021	2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net of discounts		$198,706,561	$47,298,240	$319,601,554	$90,147,010
Cost of Goods Sold		98,577,575	23,513,725	144,845,799	31,978,372

Gross Profit before Biological Asset Adjustment		100,128,986	23,784,515	174,755,755	58,168,638

Realized fair value amounts included in inventory sold	Note 5	(185,972,578)	(48,046,546)	(252,258,674)	(54,529,795)
Unrealized fair value gain on growth of biological assets	Note 5	161,051,641	64,886,421	298,189,055	84,276,070

Gross Profit		75,208,049	40,624,390	220,686,136	87,914,913

Expenses:
General and Administrative		33,394,836	3,778,393	48,159,869	8,026,836
Sales and Marketing		2,479,359	235,334	3,517,212	385,139
Salaries and Benefits		17,454,500	3,196,575	28,296,894	5,648,558
Depreciation and Amortization		4,253,184	2,689,087	6,681,615	4,865,051

Total Expenses		57,581,879	9,899,389	86,655,590	18,925,584

(Loss) Income from Investments in Associates		644,615	853,703	1,447,563	1,122,793

Income From Continuing Operations		18,270,785	31,578,704	135,478,109	70,112,122

Other Income (Expense):
Loss on Disposal of Property, Plant and Equipment		(467,615)	-	(467,775)	-
Amortization of Debt Issuance Costs for Warrant	Note 10	-	(1,524,141)	-	(3,048,282)
Amortization of Convertible Debt Discount	Note 11	-	(2,072,063)	-	(4,144,127)
Other Income (Expense), Net		379,448	(73,045)	(885,874)	(254,809)
Interest Expense		(5,530,997)	(236,053)	(7,355,782)	(527,005)

Total Other Expense		(5,619,164)	(3,905,302)	(8,709,431)	(7,974,223)

Net Income Before Provision for Income Taxes and Non-Controlling Interest		12,651,621	27,673,402	126,768,678	62,137,899

Provision For Income Taxes	Note 16	(5,087,824)	(15,131,857)	(50,414,686)	(29,003,736)

Net Income (Loss) Before Non-Controlling Interest		7,563,797	12,541,545	76,353,992	33,134,163

Net Income (Loss) Attributable to Non-Controlling Interest		733,696	126,693	1,439,246	294,319
Net Income (Loss) Attributable to Verano Holdings Corp.		$6,830,101	$12,414,852	$74,914,746	$32,839,844

Net Income per share - basic		$0.05		$0.56
Net Income per share – diluted		$0.02		$0.27

Basic – weighted average shares outstanding		128,990,489		134,938,290
Diluted – weighted average shares outstanding		307,369,829		280,358,289

See accompanying notes to unaudited condensed interim consolidated financial statements.

F-188

VERANO HOLDINGS CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

Six Months Ended June 30, 2021 and 2020

	LLC	Share Capital			Share-		Non-	Total
	Membership	# of Shares			Based	Accumulated	Controlling	Shareholder’s
	Units	SVS	PVS	Amount	Reserves	Earnings	Interest	Equity

Balance as of January 1, 2020	261,545,678			111,752,803	-	-	5,090,823	116,843,626

Net income						32,839,844	294,319	33,134,163

Balance as of June 30, 2020	261,545,678	-	-	$111,752,803	$-	$32,839,843	$5,385,142	$149,977,789

	LLC	Share Capital			Share-		Non-	Total
	Membership	# of Shares			Based	Accumulated	Controlling	Shareholder’s
	Units	SVS	PVS	Amount	Reserves	Earnings	Interest	Equity

Balance as of January 1,2021	279,900,000			242,387,456			344,620	242,732,076

Issuance of PubCo	(279,900,000)	115,663,381	1,643,366	716,240,115				716,240,115

Reverse takeover (“Financing”), net		10,000,000		95,420,117				95,420,117

Issuance of shares in conjunction with acquisitions		4,806,232	88,032	270,243,583				270,243,583

Issuance of warrants		3,510,000		75,100,072				75,100,072

Contingent consideration & purchase accounting adjustments			1,038	3,437,504	4,662,990			8,100,494

Conversion of shares		(13,621,002)	136,210					-
Share based compensation					316,120			316,120

Net income						74,914,746	1,439,246	76,353,992

Balance as of June 30, 2021	-	120,358,611	1,868,646	$1,402,828,847	$4,979,110	$74,941,746	$1,783,866	$1,484,506,569

See accompanying notes to unaudited condensed interim consolidated financial statements.

F-189

VERANO HOLDINGS CORP.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2021 and 2020

	Six months ended June 30,
	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$76,353,992	$33,134,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,807,059	5,038,509
Non-cash interest expense	4,327,060	401,985
Non-cash interest income	1,036,195	-
Loss on disposal of property, plant and equipment	488,521	-
Bad debt expense	76,000	116,523
Amortization of loan issuance costs (warrants)	-	3,048,282
Amortization of debt issuance costs and debt discount	517,301	-
Amortization of convertible debt discount	-	4,144,127
Write-off of note receivable	13,733	-
(Income) loss from underlying investees	(1,664,811)	349,340
Stock based compensation	316,120	-
Contingent consideration compensation	9,336,049	-
Changes in operating assets and liabilities:
Accounts receivable	(3,136,037)	(4,752,187)
Inventories	(120,162,384)	(5,422,202)
Biological assets	57,403,392	(28,186,950)
Prepaid expenses and other current assets	(3,037,504)	(2,236,074)
Deposits and other assets	(149,147)	3,234,856
Accounts payable and accrued liabilities	(6,736,779)	970,591
Income tax payable	10,423,833	19,568,253
Due to related parties	-	(38,054)
Members’ distribution payable	-	83,295
Deferred taxes	26,716,095	9,442,680
Deferred revenue	(1,304,898)	3,816,070

NET CASH PROVIDED BY OPERATING ACTIVITIES	65,623,790	42,713,207

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(60,813,678)	(32,521,881)
Proceeds from disposal of assets	(689,536)	-
Advances to (repayments from) related parties	46,018	147,227
Purchases of licenses	(924,950)	-
Acquisition of business, net of cash acquired	17,849,859	(132,277)
Acquisition of investment in associate	1,000,000	-
Purchase of interest in Majesta Minerals	1,000,000	-
Issuance of note receivable	(536,133)	-
Proceeds from payment of note receivable	3,551,846	150,000
Interest received on note receivable	141,749	-

NET CASH USED IN INVESTING ACTIVITIES	(39,374,825)	(32,356,931)

See accompanying notes to unaudited condensed interim consolidated financial statements.

F-190

VERANO HOLDINGS CORP.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2021 and 2020

	Six months ended June 30,
	2021	2020
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable	100,000,000	2,473,922
Principal repayments of notes payable	(8,563,857)	62,530
Debt issuance costs paid	(5,132,199)	-
Payment of lease liabilities	(2,471,431)	(1,857,724)
Payment of acquisition price payable	(127,424,634)	(200,000)
Proceeds received from RTO financing	75,420,117	-
Cash received in private placement warrant	75,100,072	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	106,928,068	478,728

NET INCREASE (DECREASE) IN CASH	133,177,033	10,835,004

CASH, BEGINNING OF PERIOD	16,494,365	6,417,703

CASH, END OF PERIOD	$149,671,398	$17,252,707

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$3,742,982	$748,396

OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES

Accrued Capital Expenditures	$3,626,999	$-

Cash paid in business combination:
Tangible and intangible assets acquired, net of cash	$1,220,237,597	$-
Liabilities assumed	(218,251,230)	-
Acquisition price payable	(127,424,634)	-
Issuance of note payable	-	-
Goodwill	248,537,539	(132,277)
Non-controlling interest from acquisitions	-	-
Previously held equity interest	-	-

Cash paid (received) in business combination	$1,123,099,272	$(132,277)

See accompanying notes to unaudited condensed interim consolidated financial statements.

F-191

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1. NATURE OF OPERATIONS

References herein to “the Company,” or “Verano,” are intended to mean Verano Holdings Corp. and its subsidiaries, affiliates, licensees, and managed entities (collectively, the “Company”).

Verano is a vertically integrated cannabis operator that focuses on limited-licensed markets in the United States. As a vertically integrated provider, the Company owns, operates, manages, consults, and/or has licensing or other commercial agreements with cultivation, processing, and retail licensees across eleven state markets (Illinois, Florida, Arizona, Maryland, Nevada, Ohio, Michigan, Massachusetts, Arkansas, New Jersey and, Pennsylvania).

In addition to the states listed above, the Company also conducts pre-licensing activities in several other markets. In these markets, the Company has either applied for licenses, or plans on applying for licenses, but does not currently own any cultivation, production, or retail licenses.

On February 11, 2021, the Company completed a reverse takeover transaction (“RTO”) as further described in Note 3. Thereafter, the Company’s Subordinate Voting Shares were listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “VRNO” and subsequently began trading on the OTCQX, part of the OTC Markets Group, under the ticker “VRNOF”.

The Company’s corporate headquarters is located at 415 North Dearborn St., Suite 400, Chicago, Illinois 60654.

2. BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”) 34 Interim Financial Reporting and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for all periods presented.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS with the going concern assumption, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. Management estimates that the Company will be able to meet its obligations and to sustain operations for at least the next twelve months. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These unaudited condensed interim consolidated financial statements do not include any adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on August 9, 2021.

(a)	Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair values.

F-192

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

2. BASIS OF PRESENTATION (Continued)

(b)	Significant Accounting Policies

There have been no changes to the Company’s significant accounting policies as described in Note 2 of the Company’s 2020 annual report and the Company’s March 31, 2021, unaudited condensed interim consolidated financial statements.

(c)	Share-Based Compensation

The Company measures equity settled share-based payment based on their value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate.

(d)	Earnings Per Share

The Company presents basic and diluted earnings per share. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which are comprised of convertible shares, warrants, options and restricted stock units (“RSUs”) issued. Items with an anti-dilutive impact are excluded from the calculation.

(e)	Intangible Assets

The Company accounts for intangible assets at cost, less impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Certain intangible assets, including cannabis licenses and tradenames, have indefinite useful lives and are not subject to amortization. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired.

In accordance with IAS 38, Intangible Assets, an intangible asset has an indefinite useful life when there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

The Issuer assessed intangible assets, including cannabis licenses, based on certain factors including the following:

●	Number of licenses granted in the respective state;
●	Perpetual life of the license; and
●	The on-going nature of the business requires licenses.

In accordance with IAS 38, Intangible Assets, intangible assets are amortized, unless they have an indefinite useful life. Amortization is carried out on a systematic basis over the useful life of the intangible asset.

The Company identified certain intangible assets that do not meet the definition of an indefinite lived intangible asset. These assets include technology and website licenses.

Intangible assets with finite useful lives are amortized on a systematic basis and are analyzed for impairment when there is an indication that the asset has been impaired.

F-193

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

2. BASIS OF PRESENTATION (Continued)

(f)	Adoption of New and Revised Standards and Interpretations

The following IFRS standards have been recently issued by the IASB. The Company has assessed or is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments were effective for annual reporting periods beginning on or after January 1, 2020. The Company early adopted IAS 1 and IAS 8 prior to January 1, 2020. The adoption of IAS 1 and IAS 8 did not have a material impact on the consolidated financial statements.

(ii)	Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)” (the “IFRS 3 Amendment”). The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company early adopted IFRS 3 as of January 1, 2019. The adoption did not have a material impact on the consolidated financial statements.

(g)	New and Revised Standards and Interpretations to be Adopted

The following is a brief summary of the new standards issued but not yet effective:

(iii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

(iv)	Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

F-194

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

3. REVERSE TAKEOVER TRANSACTION

On December 14, 2020, Verano Holdings, LLC, Majesta Minerals, Inc., an Alberta corporation (the “Public Corporation”), 1276268 B.C. Ltd., a British Columbia corporation (“Verano FinCo”), 1277233 B.C. Ltd, a British Columbia corporation, and 1278655 B.C. Ltd., a British Columbia corporation (“Majesta”), entered into an arrangement agreement (as amended January 26, 2021, the “Definitive Agreement”), pursuant to which the Company would result from the reverse takeover transaction contemplated thereby (the “RTO”).

In accordance with the plan of arrangement forming part of the Definitive Agreement (the “Plan of Arrangement”), the Public Corporation changed its name to “Verano Holdings Corp.” and completed a consolidation of its common shares on the basis of 100,000 issued and outstanding common shares on a post-consolidation basis. In accordance with the terms of the Financing, 10,000,000 subscription receipts (the “Subscription Receipts”) were issued on January 21, 2021, at a price per Subscription Receipt of US$10.00, for aggregate gross proceeds of US$100,000,000. In connection with the Financing and the RTO, the Company issued 578,354 Subordinate Voting Shares to the offering agents as a broker fee.

The Public Corporation reorganized capital by altering its notice of articles and articles to (i) attach special rights and restrictions to its common shares, (ii) change the identifying name of its common shares to “Subordinate Voting Shares” (the “Subordinate Voting Shares”) and (iii) create a new class of Proportionate Voting Shares (the “Proportionate Voting Shares”). Pursuant to the Plan of Arrangement, thereafter Verano Finco combined with Majesta Subco. Majesta Subco was then liquidated, and the net proceeds of the Financing transferred to the Company, as the resulting corporation in the RTO. In connection with the Financing and the RTO, the Company issued 578,354 Subordinate Voting Shares to the offering agents as a broker fee.

The RTO holders of Finco Shares received one Subordinate Voting Share for each Finco Share for a total of 10,000,000 Subordinate Voting Shares in the aggregate. The members of Verano Holdings LLC, and owners of certain of its subsidiaries, through a series of transactions, exchanged their ownership interests in Verano Holdings LLC and such subsidiaries for 96,892,040 Subordinate Voting Shares and 1,172,382 Proportionate Voting Shares.

In connection with the Company’s acquisitions of Alternative Medical Enterprises, LLC, Plants of Ruskin GPS, LLC, and RVC 360, LLC (collectively, the “AME Parties”), that occurred concurrently with the RTO, the members of the AME Parties, through a series of transactions, exchanged their membership interests in the AME Parties for 18,092,987 Subordinate Voting Shares and 470,984. Proportionate Voting Shares, plus cash consideration, as further described in Note 8(a).

4. INVENTORIES

The Company’s inventories consist of the following:

	June 30,	December 31,
	2021	2020

Raw Materials	$5,491,985	$-
Work in Process	177,718,469	46,586,170
Finished Goods	67,954,329	12,770,634

Total Inventories	$251,164,783	$59,356,804

F-195

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

5. BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At June 30, 2021 and December 31, 2020, the changes in the carrying value of biological assets are shown below:

Balance as of January 1, 2020	$16,613,392
Cost incurred prior to harvest to facilitate biological transformation	55,535,842
Unrealized gain on fair value of biological assets	254,154,780
Transferred inventory upon harvest	(216,927,447)

Balance as of December 31, 2020	$109,376,567

Balance as of January 1, 2021	$109,376,567
Cost incurred prior to harvest to facilitate biological transformation	64,369,084
Unrealized gain on fair value of biological assets	298,189,055
Transferred inventory upon harvest	(419,961,531)
Additions from business acquisition	92,024,188

Balance as of June 30, 2021	$143,997,363

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle.

Management has made the following estimates in this valuation model:

●	The average number of weeks in the growing cycle is 14.2 weeks from propagation to harvest (as compared to 19 weeks for the fiscal year ended December 31, 2020);
●	The average harvest yield of whole flower is 186.73 grams per plant (as compared to 320.20 grams per plant during the fiscal year ended December 31, 2020);
●	The average selling price of whole flower is $7.58 per gram (as compared to $6.98 per gram during the fiscal year ended December 31, 2020);
●	The average selling price of dried flower used in extract products is $16.72 per gram;
●	Processing costs include drying and curing, testing and packaging, post-harvest overhead allocation, and oil extraction costs estimated to be $0.74 per gram (as compared to $0.57 per gram during the fiscal year ended December 31, 2020); and
●	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.29 per gram for flower (as compared to $0.12 per gram during the fiscal year ended December 31, 2020) and $1.48 per gram for dried flower used in extract products.

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

Management has quantified the sensitivity of the inputs, and determined the following:

●	Selling price per gram – an increase or decrease in the selling price per gram by 5% would result in an increase or decrease to the fair value of biological assets by $8,004,762 (as compared to $6,321,578 for the fiscal year ended December 31, 2020).
●	Harvest yield per plant – an increase or decrease in the harvest yield per plant of 5% would result in an increase or decrease to the fair value of biological assets by $7,199,868 (as compared to $5,468,828 for the fiscal year ended December 31, 2020).

F-196

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

5. BIOLOGICAL ASSETS (Continued)

●	Cost of production per gram – an increase or decrease in the cost of production per gram by 5% would result in a decrease or increase to the fair value of biological assets by $502,545 (as compared to $824,412 for the fiscal year ended December 31, 2020).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As of June 30, 2021 and December 31, 2020, the biological assets were on average, 43.3% and 34.1% complete, respectively, and the estimated fair value less costs to sell of dry cannabis was $5.30 ($12.72 for extract products) and $4.69 per gram, respectively.

As of June 30, 2021 and December 31, 2020, it is expected that the Company’s biological assets will ultimately yield approximately 33,492 and 43,488 kilograms of cannabis, respectively.

6. NOTES RECEIVABLE

The notes receivable consists of three secured promissory notes. The first note is a secured promissory note with SOL Global Investments Corp, a member of the Company for an original amount of $5,000,000. During the six month period ended June 30, 2021, the note was repaid in full and outstanding accrued interest was forgiven.

The second note is a secured promissory note dated August 13, 2020 with an unrelated party for $180,000. The note was originally due and payable on or before the earlier of February 13, 2021 or such other date the principal amount becomes due and payable by acceleration after an event of default, but was extended at the discretion of the Company. As of June 30, 2021, the Company has received principal payments to date of $55,678 and has outstanding principal of $124,322 plus accrued interest of $1,540.

The third note is a secured promissory note issued March 24, 2021 with an unrelated party for $146,510. Interest of 8% per annum and principal are due on September 24, 2021. As of June 30, 2021, the Company had not received any principal payments to date and recognized accrued interest of $1,540.

F-197

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and related accumulated depreciation consists of the following at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

Land	$19,050,930	$12,137,559
Buildings and Improvements	57,772,858	15,223,120
Furniture and Fixtures	7,463,815	5,278,616
Computer Equipment and Software	6,805,874	3,330,685
Leasehold Improvements	136,146,262	88,828,050
Tools and Equipment	52,369,460	27,188,655
Vehicles	1,611,931	850,080
Assets Under Construction	29,057,280	8,514,196

Total Property, Plant and Equipment, Gross	310,278,410	161,350,961
Less: Accumulated Depreciation	(29,415,472)	(17,743,697)

Property, Plant and Equipment, Net	$280,862,938	$143,607,264

Assets under construction represent construction in progress related to facilities not yet completed or otherwise not placed in service.

A reconciliation of the beginning and ending balances of property, plant and equipment is as follows:

	Property, Plant and		Property, Plant and
	Equipment,	Accumulated	Equipment,
	Gross	Depreciation	Net

Balance as of January 1, 2020	$103,199,320	$(8,819,576)	$94,379,744
Additions	58,161,038	-	58,161,038
Property, plant and equipment from business combination	1,820,850	-	1,820,850
Disposals	(11,246)	-	(11,246)
Discontinued operations and deconsolidation	(1,819,001)		(1,819,001)
Depreciation	-	(8,924,121)	(8,924,121)

Balance as of December 31, 2020	$161,350,961	$(17,743,697)	$143,607,264
Additions	68,681,662	-	68,681,662
Property, plant and equipment from business combination	82,102,525	-	82,102,525
Disposals	(1,866,881)	100,792	(1,766,089)
Depreciation	-	(11,762,424)	(11,762,424)

Balance as of June 30, 2021	$310,268,267	$(29,405,329)	$280,862,938

For the six months ended June 30, 2021 and year ended December 31, 2020, depreciation expense included in costs of goods sold totaled $7,828,147 and $8,147,233 respectively.

F-198

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS

(a)	Merger Agreement

On November 6, 2020, Verano Holdings LLC entered into an agreement and plan of merger with the AME Parties, pursuant to which the Company, as the assignee of all of Verano Holdings LLC’s rights and obligations thereunder, would acquire the AME Parties via a series of merger transactions. The merger transactions were contingent upon, and were to close contemporaneously with, the RTO, resulting in the creation of the Company as a Canadian publicly-traded parent company of Verano Holdings LLC, the AME Parties and their respective subsidiaries.

The RTO and the merger transactions were closed on February 11, 2021, and resulted in the AME Parties becoming wholly-owned subsidiaries of the Company. The members of the AME Parties, through a series of transactions, exchanged their membership interests in the AME Parties for 18,092,987 Subordinate Voting Shares and 470,984 Proportionate Voting Shares, plus cash consideration of $35 million, of which $20 million was paid at the closing of the mergers, $10 million is payable on August 11, 2021, and the $5 million balance is payable on February 11, 2022. The aggregate $15 million installment payments are represented by convertible promissory notes and upon a payment default, the holder thereof may elect to convert such payment obligations into Subordinate Voting Shares. As of June 30, 2021, the present value of unpaid deferred consideration is $14,876,885 and is included in the acquisition price payable balance in the consolidated statement of financial position.

The Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combinations. The following table summarizes the provisional accounting estimates of the mergers that occurred during the six months ended June 30, 2021:

	AME Florida	AME Arizona	Total

Cash	$5,446,152	$506,926	$5,953,078
Accounts receivable, net	59,763	498,006	557,769
Inventories	53,966,109	1,512,146	55,478,255
Biological assets	90,678,322	728,120	91,406,442
Prepaids and other current assets	2,436,485	493,970	2,930,455
Property, plant and equipment	56,095,506	13,044,908	69,140,414
Right of use assets	9,650,967	-	9,650,967
Other assets	1,000,936	1,434,999	2,435,935
Accounts payable and accrued liabilities	(12,915,397)	(3,685,049)	(16,600,446)
Notes payable	(3,578,509)	(3,343,472)	(6,921,981)
Deferred tax liability	(98,099,300)	(36,237,531)	(134,336,831)
Lease liabilities	(9,650,967)	-	(9,650,967)

Total identifiable net assets (liabilities)	95,090,067	(25,046,977)	70,043,090
Intangible assets	479,735,197	199,633,520	679,368,717

Net assets	$574,825,264	$174,586,543	$749,411,807

Selected line items from the Company’s unaudited condensed interim consolidated statements of operations for the six months ended June 30, 2021, adjusted as if the acquisition of AltMed, deemed to be the only acquisition with material operations in the period, had occurred on January 1, 2021, are presented below:

	Consolidated	AltMed	Pro-forma
	Results	Pre-acquisition	Results

Revenues, net of discounts	319,601,554	22,402,209	342,003,763
Net income	74,914,749	57,488,396	132,403,145

F-199

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(b)	Business Combinations

Glass City Alternatives, LLC

In January 2021, the Company entered into an agreement to acquire, upon the satisfaction of certain conditions precedent, all of the ownership interest of an owner of one dispensary located in Ohio. The total purchase price was $2,700,000 plus a $329,345 purchase price adjustment. The Company paid $500,000 in shares upon execution of the RTO. As of June 30, 2021, the present value of unpaid deferred consideration of $1,081,915 is included in the acquisition price payable balance in the consolidated statement of financial position and is due in January 2022.

Perpetual Healthcare Inc.

On February 24, 2021, the Company entered into an agreement pursuant to which Perpetual Healthcare Inc. (“PHI”) transferred the management and governance of PHI, which operates the Emerald Dispensary in Phoenix, Arizona. The transaction closed on March 10, 2021. Total consideration includes cash consideration of $11,250,000 plus a $326,426 purchase price adjustment, 541,994 Subordinate Voting Shares. The remaining $6,175,342 obligation was settled through the issuance of 350,644 Subordinate Voting Shares. As of June 30, 2021, the total consideration had been paid in full.

The Herbal Care Center, Inc.

On February 24, 2021, the Company entered into an agreement to acquire The Herbal Care Center, Inc. (“The Herbal Care Center”). The transaction closed on March 17, 2021. Total consideration includes cash consideration of $18,750,000, payable over 12 months, plus a $2,107,499 purchase price adjustment, and 90,464 Subordinate Voting Shares and 9,625 Proportionate Voting Shares, equivalent to 962,461 Subordinate Voting Shares on an-as converted basis. As of June 30, 2021, the present value of unpaid deferred consideration of $10,743,251 is included in the acquisition price payable balance in the consolidated statement of financial position with 50% due in October 2021 and January 2022.

Local Joint

On March 22, 2021, an affiliate of the Company entered into an asset purchase agreement with Flower Launch LLC, the manager of Patient Alternative Relief Center, Inc., d/b/a Local Joint, an Arizona nonprofit corporation (“PARC”), which holds a dispensary license, an authorization to operate a second dispensary, and an authorization to operate an offsite cultivation facility, all in the State of Arizona. The transaction closed on March 30, 2021. Total consideration includes cash consideration of $13,500,000, with $10,000,000 paid on the closing date and $3,500,000 payable within 120 days after the closing date, plus 179,767 Subordinate Voting Shares. As of June 30, 2021, the present value of unpaid deferred consideration of $3,603,510 is included in the acquisition price payable balance in the consolidated statement of financial position and is due in July 2021.

Territory

On February 24, 2021, the Company entered into an agreement to acquire three active dispensaries and one cultivation and production facility from NZCO LLC, Murff & Company LLC, JWC1 LLC, Hu Commercial Properties LLC and BISHCO LLC (collectively, “Territory”). The transaction closed April 8, 2021. Total consideration includes $19,735,684 paid upon closing, subject to a purchase price adjustment, 997,453 Subordinate Voting Shares and 29,924 Proportionate Voting Shares, equivalent to 2,992,413 Subordinate Voting Shares on an-as converted basis. The remaining consideration is related to contingent consideration with 50% payable in cash on March 31, 2022, and the remaining payable in shares or in cash at the election of the recipient on March 31, 2023. As of June 30, 2021, the present value of unpaid deferred consideration of $19,387,275 is included in the acquisition price payable balance in the consolidated statement of financial position.

F-200

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(b)	Business Combinations (Continued)

TerraVida Holistic Center, LLC

On February 24, 2021, subsidiaries of the Company entered into an agreement to acquire three active Pennsylvania dispensaries. The transaction closed May 11, 2021. Total consideration includes cash consideration of $62,500,000, subject to a purchase price adjustment, of which $15,000,000 plus a purchase price adjustment of $3,795,515 was paid on the closing date, with $10,000,000 payable within 90 days after closing, and the remaining $37,500,0000 payable within 180 days after the closing date. In addition, the consideration includes 1,506,750 Proportionate Voting Shares and 15,067 Subordinate Voting Shares, equivalent to 1,506,750 Subordinate Voting Shares on an as converted basis. As of June 30, 2021, the present value of unpaid deferred consideration of $47,140,827 is included in the acquisition price payable balance in the consolidated statement of financial position.

The Healing Center, LLC

On March 29, 2021, the Company entered into an agreement to acquire three active dispensaries in Pittsburgh by purchasing all the issued and outstanding equity interests of The Healing Center, LLC (“The Healing Center”). The transaction closed on May 14, 2021. Total consideration includes cash consideration of $56,892,320, plus a $2,354,886 purchase price adjustment, of which $31,463,479 was paid upon closing with $25,428,841 payable within 60 days after the closing date. In addition, the merger consideration included 454,302 Subordinate Voting Shares and 25,744 Proportionate Voting Shares equivalent to 2,574,375 Subordinate Voting Shares on an as converted basis. As of June 30, 2021, the present value of unpaid deferred consideration of $27,678,623 is included in the acquisition price payable balance in the consolidated statement of financial position.

The Company has determined that these acquisitions are business combinations under IFRS 3, Business Combinations. They are accounted for by applying the acquisition method, whereby the assets acquired and the liabilities assumed are recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. Operating results have been included in these unaudited interim condensed consolidated financial statements from the date of the acquisition. Any goodwill recognized is attributed based on cash generating units. The following table summarizes the provisional accounting estimates of the acquisitions that occurred during the six months ended June 30, 2021:

F-201

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(b)	Business Combinations (Continued)

	Glass City Alternatives	Perpetual Healthcare	The Herbal Care Center	Local Joint	Total

Cash	$178,041	$478,213	$2,167,840	$539,987	$3,364,081
Accounts Receivable, Net	-	-	2,000,000	86,007	2,086,007
Notes Receivable	-	-	-	389,622	389,622
Inventories	58,260	536,391	1,434,925	163,976	2,193,552
Prepaids and other current assets	50,000	42,772	108,975	55,408	257,155
Property, plant and equipment	502,164	135,225	1,642,368	468,377	2,748,134
Right of use assets	63,463	214,989	936,183	2,480,233	3,694,868
Accounts payable and accrued liabilities	(16,812)	(241,315)	(3,306,785)	(1,068,305)	(4,633,217)
Deferred tax liability	-	(6,570,197)	(11,878,383)	-	(18,448,580)
Lease liabilities	(63,463)	(214,988)	(936,183)	(2,480,233)	(3,694,867)

Total identifiable net assets (liabilities)	771,653	(5,678,910)	(7,831,060)	635,072	(12,043,245)
Intangible assets	2,721,523	33,335,364	51,268,788	16,852,174	104,177,849

Total Consideration	$3,493,176	$27,716,454	$43,437,728	$17,487,246	$92,134,604

	Territory	TerraVida Holistic Center	The Healing Center	Total

Cash	$1,808,519	$3,227,931	$3,496,250	$8,532,700
Accounts Receivable, Net	230,599	-	-	230,599
Inventories	6,258,199	4,627,530	3,088,059	13,973,788
Biological Assets	617,746	-	-	617,746
Prepaids and other current assets	3,738	691,665	809,880	1,505,283
Property, plant and equipment	7,872,373	2,612,109	352,233	10,836,715
Right of use assets	567,297	2,119,879	-	2,687,176
Deposits and Other Non-Current Assets	23,222	144,687	-	167,909
Accounts payable and accrued liabilities	(2,783,789)	(1,635,471)	(2,568,821)	(6,988,081)
Other Liabilities	(618,651)	-	-	(618,651)
Deferred tax liability	(22,861,052)	-	-	(22,861,052)
Lease liabilities	(567,297)	(2,119,879)	-	(2,687,176)

Total identifiable net assets (liabilities)	(9,449,096)	9,668,451	5,177,601	5,396,956
Intangible assets	126,223,109	115,427,882	114,734,256	356,385,247

Total Consideration	$116,774,013	$125,096,333	$119,911,857	$361,782,203

F-202

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(b)	Business Combinations (Continued)

ChiVegas

In July 2020, Verano Holdings LLC acquired the remaining 50% ownership interest in a Las Vegas real estate entity, which provided Verano Holdings LLC with a controlling interest. The initial 50% interest was purchased in 2017. The transaction was accounted for as a business acquisition in accordance with IFRS 3, Business Combinations. The purchase price was allocated to building and land in the amount of $1,160,000. Upon the July closing, consideration included cash of $230,000 and a note payable of $350,000 (Note 10). A gain on the previously held equity interest was recognized for $458,039. The note was repaid in full in May 2021.

MME Evanston Retail, LLC

In July 2020, Verano Holdings LLC entered into a membership interest purchase agreement to acquire 100% of the ownership interests of a dispensary located in Illinois. The total purchase price was $20,000,000 plus a $66,686 purchase price adjustment. Verano Holdings LLC paid $10,000,000 in July 2020, $8,000,000 in November 2020 and $1,066,868 in March 2021. The remaining $1,000,000 of purchase price will be paid pursuant to the membership interest purchase agreement. Verano Holdings LLC, through a subsidiary, also entered into a management and administrative services agreement. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combination and consolidated the seller as of July 2020. As of June 30, 2021, the present value of unpaid deferred consideration of $1,000,000 is included in the acquisition price payable balance in the consolidated statement of financial position.

Elevele, LLC

In December 2020, Verano Holdings LLC entered into a membership interest purchase agreement to acquire, 100% of the ownership interests of a dispensary located in Illinois. The total purchase price was $22,347,011 plus a $415,065 purchase price adjustment. Verano Holdings LLC paid $5,347,011 in December 2020 and $5,415,065 in March 2021. The remaining purchase price will be paid pursuant to the membership interest purchase agreement. Verano Holdings LLC, through a subsidiary, also entered into a management and administrative services agreement. Based on the funding and providing of services, the Company determined that control was transferred at the closing and accounted for the transaction as a business acquisition in accordance with IFRS 3, Business Combination and consolidated the seller as of December 2020. As of June 30, 2021, the present value of unpaid deferred consideration of $9,840,740 is included in the acquisition price payable balance in the consolidated statement of financial position.

FGM Processing, LLC

In December 2020, a Company affiliate entered into a membership purchase agreement with a licensee in Maryland which would allow Verano LLC to process medical marijuana in Maryland. The Company analyzed the transactions and recorded the transaction as a business acquisition in accordance with IFRS 3, Business Combination and consolidated the seller as of December 2020. The total purchase price was $6,900,000, plus a $186,356 purchase price adjustment, $1,050,000 was paid in December 2020 and an aggregate of $3,950,000 was paid in January and February 2021. As of June 30, 2021, the present value of unpaid deferred consideration of $2,086,356 is included in the acquisition price payable balance in the consolidated statement of financial position.

F-203

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(b)	Business Combinations (Continued)

The following table summarizes the provisional accounting estimates of the acquisitions that occurred during the year ended December 31, 2020:

	Evanston	Elevele	FGM	Total

Cash	$451,223	$993,012	$42,217	$1,486,452
Accounts Receivable, Net	-	-	121,398	121,398
Inventories	552,633	431,041	66,739	1,050,413
Prepaid and other current assets	3,354	447,011	28,367	478,732
Property, plant and equipment	941,392	38,079	729,367	1,708,838
Deposits and other non-current assets	-	10,848	31,000	41,848
Right of use assets	112,012	43,791	-	155,803
Accounts payable and accrued liabilities	(940,702)	(1,108,987)	(92,358)	(2,142,047)
Deferred tax liability	(5,766,702)	(6,548,193)	-	(12,314,895)
Lease liabilities	(122,779)	(68,451)	-	(191,230)

Total identifiable net assets (liabilities)	(4,769,569)	(5,761,849)	926,730	(9,604,688)
Intangible assets	24,836,255	28,161,760	6,159,626	59,157,641

Total Consideration	$20,066,686	$22,399,911	$7,086,356	$49,552,953

Measurement period adjustments that the Company determined to be material will be applied retrospectively to the period of acquisition in the Company’s unaudited condensed interim consolidated financial statements, and depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The primary areas of the purchase price allocation that are subject to change relate to the fair value of certain tangible assets, the value of intangible assets acquired, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

(c)	Licenses

NSE Holdings, LLC

On February 24, 2021, a subsidiary of the Company entered into an agreement pursuant to which it acquired all the equity interests of a licensee that holds one dispensary permit in Pennsylvania, which gives the subsidiary of the Company the ability to open three dispensaries. The transaction closed on March 9, 2021. Pursuant to the agreement, the Company paid cash consideration of $7,350,000 upon closing and issued 666,587 Subordinate Voting Shares and Proportionate Voting Shares equivalent to 666,586 Subordinate Voting Shares on an as-converted basis. The Company analyzed the transaction and recorded the transaction as an asset acquisition. The Company capitalized licenses in the amount of $55,015,651. As of June 30, 2021, the present value of unpaid deferred consideration is $25,550,049 and is included in the acquisition price payable balance in the consolidated statement of financial position. The unpaid consideration is related to earnouts due in July 2022, 2023, and 2024 and is expected to be settled in share issuances.

F-204

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

8. ACQUISITIONS (Continued)

(c)	Licenses (Continued)

Ohio Grown Therapies, LLC

On June 30, 2021, a subsidiary of the Company entered into a letter agreement to acknowledge final closing pursuant to an option purchase agreement entered into on January 14, 2019, which would allow the Company to operate one dispensary located in Newark, Ohio. The final closing had no impact on operations as the Company already exerted control over the dispensary through a consulting agreement entered into in 2019. The Company capitalized the license in the amount of $760,000 to the intangible license value included on the consolidated statement of financial position.

Local Dispensaries, LLC

On July 6, 2020, a Company affiliate entered into consulting, licensing, or other contractual arrangements with licensees in Pennsylvania which would allow the Company to operate medical and/or recreational marijuana dispensaries in Pennsylvania. The Company analyzed the transactions and recorded the transactions as asset acquisitions. The Company capitalized the licenses in the amount of $7,000,000 to the intangible license value and is included in the intangible assets on the consolidated statement of financial position. The Company entered into a secured promissory note of $3,163,000 in July 2020 and all obligations under the note were fully repaid ahead of the scheduled pay-off date. No financial obligations remain outstanding under the transaction documents.

9. INTANGIBLE ASSETS AND GOODWILL

As of June 30, 2021, indefinite lived intangible assets and goodwill consisted of the following:

	Licenses	Tradenames	Goodwill	Technology	Total
Balance as of January 1, 2020	$19,802,449	$78,000	$5,064,248	$-	$24,944,697
Purchases	7,000,000	-	-	-	7,000,000
Additions from business combination	46,216,281	-	14,234,795	-	60,451,076
Disposals	-	-	(2,987,861)	-	(2,987,861)
Amortization	-	-	-	-	-
Balance as of December 31, 2020	$73,018,730	$78,000	$16,311,182	$-	$89,407,912

	Licenses	Tradenames	Goodwill	Technology	Total
Balance as of January 1, 2021	$73,018,730	$78,000	$16,311,182	$-	$89,407,912
Purchases	55,775,651	-	-	115,000	55,890,651
Additions from business combination	829,556,091	52,098,709	248,537,538	9,739,474	1,139,931,812
Disposals	-	-	-	-	-
Amortization	-	-	(79,628)	(507,646)	(587,274)
Balance as of June 30, 2021	$958,350,472	$52,176,709	$264,769,092	$9,346,828	$1,284,643,101

F-205

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

10. NOTES PAYABLE

As of June 30, 2021 and December 31, 2020, notes payable consisted of the following:

	June 30,	December 31,
	2021	2020

Credit Agreement dated July 2, 2020 (the “Credit Agreement”) for an initial commitment of $20,000,000 funded by various investors with Chicago Atlantic GIC Advisers, LLC as administrative and collateral agent, and an incremental loan not to exceed $10,000,000; interest at 15.25% per annum; and a maturity date of May 30, 2023. On May 10, 2021, the Company amended and restated the Credit Agreement by entering into an Amended and Restated Credit Agreement for a senior secured term loan of $130,000,000; interest at 9.75% per annum for the incremental $100,000,000; and a maturity date of May 30, 2023. The note is substantially collateralized by all the assets of the Company and is subject to certain restrictive covenants as defined in the agreement. Refer to (a) below.	$130,000,000	$30,000,000

Convertible note dated November 25, 2019 in the principal amount of $5,000,000 issued to accredited investors; interest at 1.5% per month and a maturity date in August 2020 subject to an extension of six months or the completion of a transaction, if earlier. All principal and accrued interest was repaid in February 2021. Refer to (b) below.	-	3,709,425

Secured promissory notes dated February 13, 2019 in the principal amount of $3,412,500 issued to accredited investors; interest at 2.57% compounded annually; and a maturity date in February 2020. The note was amended in June 2020, extended for six months to August 2020 and is subject to four extension dates. The interest rate was also amended to 6% per annum from February to June 2020, 11% compounded annually until August 2020, 14% compounded annually until the second extension date of February 2021. All obligations under the note were repaid in February 2021. Refer to (c) below.	-	3,412,500

Promissory note secured by deed of trust dated May 15, 2020 in the principal amount of $1,473,922 issued to Eastern and Pebble, LLC; bears interest at 4% per annum and matures on September 15, 2021.	317,277	856,594

Promissory note dated July 31, 2017, in the principal amount of $2,900,000 issued to an accredited investor; monthly payments of $19,294 with a balloon payment of $2,493,308 due on August 1, 2027 including interest at 7.00% per annum. Refer to (d) below.	2,774,993	2,790,274

Promissory Note dated July 2, 2020, in the original amount of $350,000 issued to BB Marketing, LLC; matures in June 2021; interest is due at 5% in the event of a default. All obligations under the note were repaid in May 2021.	-	350,000

Notes payable to Ford Motor Credit and Toyota Commercia Financing for auto loans with interest ranging from 6.5% to 10% per annum; maturing in November 2025 and secured by vehicles.	868,727	-

F-206

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

10. NOTES PAYABLE (Continued)

Notes payable to investors, in the principal amount of $3,670,000, simple annual interest of 10% per annum; matures in March 2022. The notes are an accumulation of seven notes to finance construction of a cultivation facilities in Florida and Arizona. Two note holders are related parties that account for $400,000 of the aggregate principal amount.	2,670,000	-

Mortgage to Pioneer Title Agency with interest of 6% per annum and matures in March 2023.	601,170	-

Note payable to Fidelity National Title with interest of 10% per annum and matures in July 2022.	2,218,750	-

Less: unamortized debt issuance costs	5,439,781	824,883

Total Notes Payable	134,011,136	40,293,910
Less: Current Portion of Notes Payable	2,969,277	7,814,261

Notes Payable, Net of Current Portion and Unamortized Debt Issuance Cost	$131,041,859	$32,479,649

Stated maturities of debt obligations are as follows:

	Principal Payments	Unamortized Debt Issuance Costs	Total Notes Payable

Remainder of 2021	$1,156,119	$1,431,931	$(275,812)
2022	4,967,252	2,840,515	2,126,737
2023	130,384,566	1,167,335	129,217,231
2024	253,539	-	253,539
2025	110,947	-	110,947
2026 and Thereafter	2,578,493	-	2,578,493

Total	$139,450,916	$5,439,781	$134,011,135

(a)	On May 10, 2021, the Company entered into an Amended Credit Agreement for a senior secured term loan with Chicago Atlantic Advisers, LLC (“Green Ivy”). The terms of the Amended Credit Agreement are outlined below:

●	New $100 million credit agreement with a maturity date of May 30, 2023, with an annual interest rate of 9.75%.
●	Amended the existing $30 million credit agreement to extend the maturity to May 30, 2023. The interest rate of 15.25% remained unaffected.

In accordance with IFRS 9, Financial Instruments, the $100 million credit facility is accounted for as a new credit facility. The existing $30 million credit facility was extended from June 30, 2022, to May 30, 2023, and qualifies as a debt modification. The existing credit facility had $643,590 of unamortized debt issuance cost at the time of the debt modification and is now amortized through May 30, 2023. The company incurred $5,132,199 in issuance costs and debt discounts on the new credit agreement, which was paid net of proceeds in May 2021. The Company amortizes debt issuance costs through interest expense over the life of the debt instrument.

F-207

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

10. NOTES PAYABLE (Continued)

The senior secured term loan is subject the following restrictive covenants, a minimum liquidity ratio, minimum consolidated EBITDA and fixed charge coverage ratio. As of June 30, 2021, the Company was compliant with all restrictive covenants.

(b)	At the sole option of the lender or upon completion of a transaction, the convertible notes are convertible to equity. A total of $10,000,000 was advanced during 2019, of which $5,000,000 was advanced from ZenNorth, LLC and affiliates and $5,000,000 from the Company’s Chief Executive Officer. Both advances had an origination fee of 2%, which is due in full on the maturity date. The origination fee was recorded as a reduction to the carrying value of the note payable. This reduction is recognized on a straight-line basis which approximates the effective interest rate method as interest expense.

Additionally, in connection with the convertible notes issued in 2019, Verano Holdings LLC issued warrants to purchase 990,000 common shares with an exercise price of $7.575 per share. The warrants have a three year term from the date of the closing. Verano Holdings LLC determined the fair value of the warrants to be $5,061,933 using the Black-Scholes valuation model with a volatility of 85%, dividend yield of 0% and risk-free rate of 1.60%. A debt discount is reflected as a reduction of the carrying value of the note payable on the Company’s consolidated statements of financial position and is being amortized over the term of the notes. Amortization of the debt issuance cost for warrants was $0 and $4,405,756 for the periods ended June 30, 2021 and December 31, 2020, respectively. The conversion feature was treated as an embedded derivative liability and did not require bifurcation, as such the entire amount was recorded as a liability. The warrants for 424,242 units and 990,000 common shares were exercised for an exercise value of $3,029,088 and $7,499,250, respectively. The exercise proceeds were used to relieve the remaining debt outstanding with ZenNorth, LLC. The exercise proceeds for the Chief Executive Officer did not exceed the outstanding note balance, leaving an outstanding balance of $3,709,425 at December 31, 2020, which was repaid in full in February 2021.

(c)	The two promissory notes which have convertible features, with an outstanding balance at December 31, 2020 of $3,412,500 are collateralized by the note holders’ units in DGV Group, LLC. These notes were repaid in full in February 2021.

(d)	The promissory note with an outstanding balance of $2,790,274 at December 31, 2020 is collateralized by real estate and improvements made to the property.

11. DERIVATIVE LIABILITIES

Convertible Notes

Verano Holdings LLC had two convertible notes in 2020 (Note 10). A reconciliation of the beginning and ending balances of the derivative liabilities for the periods ended June 30, 2021 and December 31, 2020 were as follows:

Derivative Liability
Balance as of January 1, 2020	$6,778,510
Fair value of derivative liabilities on issuance date	-
Additional issuance	-
Gain on derivative liability	(6,778,510)
Balance as of December 31, 2020	$-

Balance as of January 1, 2021	$-
Additional issuance	-
Balance as of June 30, 2021	$-

F-208

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

11. DERIVATIVE LIABILITIES (Continued)

In accordance with IFRS, a contract to issue a variable number of equity shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations at each period-end. The derivative liability will ultimately be converted into the Company’s equity when the convertible notes payable is converted or will be extinguished on the repayment of the convertible notes payable and will not result in the outlay of any additional cash by the Company.

Upon initial recognition, the Company recorded a derivative liability and debt discount of $3,126,285 in relation to the derivative liability portion of the convertible notes. The Company had additional issuances through the remainder of 2019 that resulted in an additional debt discount of $3,089,906. The Company recorded $5,525,503 amortization related to the debt discount for the year ended December 31, 2020.

As of December 31, 2020, the Company had no probability of debt conversion. The Company adjusted the fair value of the derivative liabilities and debt discount to reflect the outcome.

12. SHARE CAPITAL

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with International Financial Reporting Standards (IAS) 12, Income Taxes.

(a)	Issued and Outstanding

As of June 30, 2021, the Company has 120,358,610 Subordinate Voting Shares and 1,868,646 Proportionate Voting Shares for a total of 307,223,182 Subordinate Voting Shares on a converted basis, issued and outstanding. The Company has the following classes of share capital, with each class having no par value:

(i)	Subordinate Voting Shares

The holders of the Subordinate Voting Shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. All Subordinate Voting Shares are ranked equally regarding the Company’s residual assets. The Company is authorized to issue an unlimited number of no-par value Subordinate Voting Shares.

(ii)	Proportionate Voting Shares

Each Proportionate Voting Share is entitled to one hundred votes per share at shareholder meetings of the Company and is exchangeable for one hundred Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Proportionate Voting Shares.

During the six months ending June 30, 2021, the shareholders of the Company converted both Proportionate Voting Shares and Subordinate Voting Shares for a net impact of conversion of 13,621,002 Subordinate Voting Shares into 136,210 Proportionate Voting Shares.

F-209

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

12. SHARE CAPITAL (Continued)

(b)	Stock-Based Compensation

In February 2021, the Company established the Verano Stock and Incentive Plan (the “Plan”). Equity incentives granted generally vest over eighteen to thirty-six months, and typically have a life of ten years. Option grants are determined by the Compensation Committee of the Board with the option price set at no less than 100% of the fair market value of a share on the date of grant.

On February 18, 2021, the Company granted non-qualified incentive Proportionate Voting Share stock options to employees, exercisable at CAD$3,060 on the grant date. The options vest over thirty months to purchase up to an aggregate of 516 Proportionate Voting Shares of the Company.

The Company issued additional non-qualified incentive Proportionate Voting Share stock options to employees, exercisable at CAD$2,400 during the three month period ended June 30, 2021. The options vest over thirty months to purchase up to an aggregate of 54 Proportionate Voting Shares of the Company.

The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date. This options pricing model requires the application of estimates and assumptions. As the Company became publicly traded in 2021, sufficient historical trading information was not available to determine an expected volatility rate. The volatility rate was based on comparable companies within the same industry.

During the six month period ended June 30, 2021, the Company granted 35,378 Proportionate Voting Shares as restricted stock units to employees and directors, vesting over eighteen to thirty-six months. The Company recognized 321 shares as forfeited and no restricted stock units vested during the six months ended June 30, 2021.

The Company recorded expense of $316,120 for the six months ended June 30, 2021 as share-based compensation related to the Plan.

(c)	Noncontrolling Interest

On March 8, 2021, the Company acquired individually insignificant non-controlling interests in Natural Treatment Solutions, LLC for an approximate aggregate purchase price of $10,000.

(d)	Warrants

On February 24, 2021, the Company entered into an agreement with Beacon Securities Limited (“Beacon”) and Canaccord Genuity Corp. on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a bought deal private placement basis, 3,510,000 warrants of the Corporation (the “Special Warrants”) at a price per Special Warrant of C$28.50 (the “Issue Price”) for aggregate gross proceeds to the Company of C$100,035,000 (the “Offering”). The Corporation granted such underwriters an option, exercisable by Beacon on behalf of the Underwriters, in whole or in part at any time up to 48 hours prior to the closing date of the Offering, to purchase up to an additional 526,500 Special Warrants at the Issue Price for additional gross proceeds of up to C$15,005,250. Closing of the Offering occurred on March 11, 2021. The net proceeds of the Offering will be used for acquisitions, working capital and general corporate purposes. Each Special Warrant entitles its holder to receive one Subordinate Voting Share. All Special Warrants were exercised on June 24, 2021.

F-210

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

13. EARNINGS PER SHARE

The Company computes basic earnings per share by dividing net income available to its shareholders by the weighted-average number of shares of its stock outstanding, on an as converted basis. The Company weighs shares issued for the portion of the period that they were outstanding. The Company’s diluted earnings per share reflect the impacts of the Company’s potentially dilutive securities, which include the Company’s equity compensation awards.

	Six Months Ended June 30, 2021	Three Months Ended June 30, 2021

Numerator
Net Income	$74,914,746	$6,830,101

Denominator
Basic
Pre-RTO weighted-average shares outstanding	158,203,932	-
Post-RTO weighted-average shares outstanding	128,124,780	128,990,489
Weighted-average shares outstanding – basic	134,938,290	128,990,489

Diluted
Pre-RTO weighted-average shares outstanding	202,272,124	-
Post-RTO weighted-average shares outstanding	303,226,381	307,369,829
Weighted-average shares outstanding – diluted	280,358,289	307,369,829

Basic earnings per share	$0.56	$0.05
Diluted earnings per share	$0.27	$0.02

The Company does not disclose prior period earnings per share as the information is not relevant to the users of the financial statements.

14. REVENUE RECOGNITION

Revenue is recognized by the Company in accordance with IFRS 15, Revenue from Contracts with Customers. Through application of the standard, the Company recognizes revenue at a distinct point in time upon the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for such goods.

In order to recognize revenue under IFRS 15, the Company applies the following five (5) steps:

●	Identify a customer along with a corresponding contract;
●	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
●	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
●	Allocate the transaction price to the performance obligation(s) in the contract;
●	Recognize revenue when or as the Company satisfies the performance obligation(s).

Under IFRS 15, revenues from the sale of cannabis are generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is due upon transferring the goods to the customer. The Company’s wholesale customers are dispensaries, both third party dispensaries and those owned or controlled by the Company. The Company’s retail customers are individuals purchasing goods for medical or recreational purposes.

F-211

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

14. REVENUE RECOGNITION (Continued)

Certain wholesale customers may have payment terms within a specified time-period permitted under the Company’s credit policy, typically within 30 days of transfer. The Company generally requires previous payment from a customer prior to entering into another contract with such customer.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Revenue is presented net of discounts and sales tax and other related taxes.

The Company has customer loyalty programs in which retail customers accumulate points for each dollar spent. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated redemption probability of point obligation incurred, which is calculated based on a standalone selling price.

15. LOYALTY OBLIGATIONS

The Company has customer loyalty programs where retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.05 and $0.08 per loyalty point.

Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of June 30, 2021, there were 81,815,636 points outstanding, with an approximate value of $3,675,246, which is included in accrued liabilities. As of December 31, 2020, there were 42,273,800 points outstanding, with an approximate value of $2,060,848. The Company estimates that 25% of points will not be redeemed (breakage) and expects the remaining outstanding loyalty points will be redeemed within one year.

16. INCOME TAXES

The June 30, 2021, provision for income taxes has been calculated using an effective average annual tax rate. The effective annual tax rate as of June 30, 2021 is 40.1 percent compared to a June 30, 2020 year-to-date actual effective tax rate of 49.1 percent and a full year 2020 effective tax rate of 38.2 percent. The increase the 2021 effective annual tax rate over the 2020 actual full year tax rate is primarily driven by expected increases to the negative impacts of IRC Section 280E nondeductible expenses.

17. COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain business facilities from third parties under operating lease agreements that contain minimum rental provision that expire through 2040. Some of these leases also contain renewal provision and provide for rent abatement and escalating payments. In accordance with IFRS 16, commitments will be recognized as a right-of-use asset representing the right to use the underlying asset and a lease liability representing the obligation to make lease payments.

Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

F-212

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Year Ending December 31,	Scheduled payments

Remainder of 2021	$4,345,623
2022	8,756,714
2023	8,067,427
2024	7,478,487
2025	6,731,558
2026 and thereafter	26,398,811

Total undiscounted lease liabilities	61,778,620
Impact of Discount	(17,856,357)

Lease liability as of June 30, 2021	43,922,263
Less current portion of lease liabilities	(5,677,797)

Long-term portion of lease liabilities	$38,244,466

As of June 30, 2021 the Company recorded depreciation on the right-of-use assets of $2,487,580, of which $342,684 was included in cost of goods sold. The Company recorded interest expense of $1,265,246, of which $55,826 was included in cost of goods sold.

As of December 31, 2020, the Company recorded depreciation on the right-of-use assets of $1,841,035, of which $694,871 was included in cost of goods sold and the Company recorded interest expense of $834,024, of which $240,934 was included in cost of goods sold.

(b)	Claims and Litigation

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at June 30, 2021, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. These matters include employment and other claims against entities that were subsequently acquired by the Company and for which indemnification and other reimbursement rights may be available to the Company. At June 30, 2021 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations, except as disclosed in these unaudited condensed interim consolidated financial statements. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

i.	On January 22, 2021, Verano received a letter from a shareholder, who was formerly a member in Verano Holdings, LLC, demanding that Verano produce documents and information related to Verano Holdings, LLC’s debt and equity financing activities in 2018 and 2019. In response to Verano’s production of such information, the shareholder has alleged that the warrants provided in connection with the Rockview loan and the loan from Mr. Archos described in Section 3.1 – General Development of Verano’s Business were not properly priced or valued. Verano agreed to participate in mediation with this shareholder regarding the claims, which took place on April 13, 2021. The parties were unable to reach a settlement at such time. No reserves for the claim has been recorded as of June 30, 2021.

F-213

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

18. RELATED PARTY TRANSACTIONS

(a)	Due from Related Parties

As of June 30, 2021, and December 31, 2020, amounts due from related parties were comprised of balances due from investors of $62,236 and $108,254, respectively. These amounts are due on demand and did not have formal contractual agreements governing payment terms or interest. Other related party transactions are described through these unaudited condensed interim consolidated financial statements.

(b)	Due to Related Parties

As of June 30, 2021, and December 31, 2020, amounts due to related parties were comprised of advances to investors payable totaling $44,664 and $44,664, respectively. Advances did not have formal contractual agreements governing payment terms or interest.

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments consist of biological assets, notes receivable, notes payable, and derivative liability. The carrying values of these financial instruments approximate their fair values at June 30, 2021.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ended June 30, 2021 and December 31, 2020.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash. The Company does not have significant credit risk with respect to its customers. All cash is placed with major U.S. financial institutions.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit rise but has limited risk as the majority of its sales are transacted with cash.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

F-214

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(c)	Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

(ii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. See Note 6 for the Company’s assessment of certain changes in the fair value assumption used in the calculation of biological asset values.

(d)	Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit, funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company and leaves their cash holdings vulnerable.

(e)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which either are used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(f)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect of unforeseen regulatory changes can have on the goals and operations of the business as a whole.

(g)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

F-215

VERANO HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 10, 2021, which is the date on which the financial statements were available to be issued.

(a)	Acquisitions

Mad River Remedies, LLC

On April 1, 2021, the Company announced it had entered into an agreement to acquire Mad River Remedies, LLC, a dispensary of medical marijuana in Dayton, Ohio. The transaction closed on July 8, 2021.

Agri-Kind, LLC

On April 21, 2021, the Company entered into an agreement to acquire all of the issued and outstanding equity interests in Agri-Kind, LLC (“Agri-Kind”), an operator of a 62,000 sq. ft. cultivation and production facility of medical marijuana located in Chester, Pennsylvania, and Agronomed Holdings Inc., the owner of the cultivation and processing facility operated by Agri-Kind. These transactions closed on July 12, 2021. The total consideration includes cash consideration of US$66,000,000, the issuance of 3,208,035 Subordinate Voting Shares and an earnout of US$31,500,000, which may be increased based upon financial performance metrics of Agri-Kind for 2021 and is payable in Subordinate Voting Shares, unless cash payment is elected by the recipient. The Company may issue additional Subordinate Voting Shares as consideration if the average trading price of the Subordinate Voting Shares falls below specified levels on the six month and twelve month anniversaries of the closing date. Agri-Kind’s management team is expected to remain with the acquired business.

Agronomed Biologics, LLC

On April 21, 2021, the Company entered into an agreement to acquire all of the issued and outstanding equity interests in Agronomed Biologics, LLC (“Agronomed”), which holds a clinical registrant license (including cultivation and production and six dispensaries, to be developed) in the Commonwealth of Pennsylvania. As a clinical registrant, Agronomed has partnered with the Drexel University College of Medicine to conduct medical marijuana research. This transaction closed on July 12, 2021. The total consideration includes cash consideration of US$10,000,000, 3,240,436 Subordinate Voting Shares and an earnout of US$15,000,000, which is payable in Subordinate Voting Shares unless cash payment is elected by the recipient. The Company may issue additional Subordinate Voting Shares as consideration if the average trading price of the Subordinate Voting Shares falls below specified levels on the six month and twelve month anniversaries of the closing date. Agronomed’s management team is expected to remain with the acquired business.

WSCC, Inc.

On July 26, 2021, the Company announced it had entered into an agreement to acquire all of the issued and outstanding equity interests in WSCC, Inc., a Nevada corporation d/b/a Sierra Well (“Sierra Well”). The total consideration is US$29,000,000, which is payable in a combination of cash and Subordinate Voting Shares. Closing of the acquisition is subject to customary conditions, contingencies, and approvals, including regulatory approval.

(b)	Litigation

See Claims above.

F-216

VERANO HOLDINGS CORP.

 .

Unaudited Pro Forma Condensed Combined Financial Statements

as of December 31, 2020 and 2019 and

for the Two Years Ended December 31, 2020

(Expressed in United States Dollars)

Page(s)

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2020	F-218

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2019	F-219

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020	F-220

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2019	F-221

F-217

Verano Holdings Corp.

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2020

Unaudited (Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Verano Holdings, LLC	AME Parties	Majesta Minerals, Inc.	Adjustments	Notes	Pro Forma Consolidated
ASSETS

Current Assets:
Cash	$16,402,148	$14,534,846	$6,414			$30,943,408
Accounts Receivable, Net	7,269,837	365,207	8,557			7,643,601
Notes Receivable	3,010,523	263,895	-			3,274,418
Interest Receivable	934,500	-	-			934,500
Due from Related Parties	108,254	-	-			108,254
Inventories	59,290,065	63,445,202	-			122,735,267
Biological Assets	109,376,567	37,987,298	-			147,363,865
Prepaid Expenses and Other Current Assets	6,169,400	1,507,092	-			7,676,492

Total Current Assets	$202,561,294	$118,103,540	$14,971	$-		$320,679,805

Property, Plant and Equipment, Net	143,137,585	85,980,872	-			229,118,457
Right Of Use Assets, Net	11,337,343	-	-			11,337,343
Intangible Assets	73,897,467	4,564,588	-			78,462,055
Goodwill	16,028,903	-	-			16,028,903
Investment in Associates	11,547,004	75,423,511	-	(75,423,511)	(1)	11,547,004
Deposits and Other Assets	797,321	932,967	-			1,730,288

TOTAL ASSETS	$459,306,917	$285,005,478	$14,971	$(75,423,511)		$668,903,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable	$18,292,696	$16,440,662	$89,255			$34,822,613
Accrued Liabilities	13,835,980	822,502	-			14,658,482
Income Tax Payable	46,872,445	210,000	-			47,082,445
Current Portion of Lease Liabilities	1,910,645	1,096,508	-			3,007,153
Current Portion of Notes Payable	7,814,261	1,677,952	62,580			9,554,793
License Payable	49,950	-	-			49,950
Acquisition Price Payable	33,290,400	-	-			33,290,400
Due to Related Parties	44,664	-	68,929			113,593

Total Current Liabilities	122,111,041	20,247,624	220,764			142,579,429

Long-Term Liabilities:
Deferred Revenue	2,035,405	-	-			2,035,405
Notes Payable, Net of Current Portion	32,479,649	5,486,155	-			37,965,804
Lease Liabilities, Net of Current Portion	10,864,742	15,287,987	-			26,152,729
Deferred Income Taxes	49,084,004	-	-			49,084,004

TOTAL LIABILITIES	216,574,841	41,021,766	220,764			257,817,371

SHAREHOLDERS’ EQUITY	242,387,456	243,983,712	(205,794)	(75,423,511)	(1)	$410,741,863
NON-CONTROLLING INTEREST	344,620	-	-			344,620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$459,306,917	$285,005,478	$14,971	$(75,423,511)		$668,903,855

(1)	The Pro Forma financial statements have been prepared in accordance with IFRS standards. The AME Parties have inter-entity ownership that has been adjusted and eliminated on a pro forma basis. On the condensed interim consolidated statements of income for the twelve months ended December 31, 2020, an adjustment was made for income from investments in related companies. This investment is among AME Parties and thus must be eliminated. On the condensed interim consolidated statements of financial position as of December 31, 2020, an adjustment was made for investment in related parties (investment in associates) to eliminate the inter-entity AME Parties consideration.

F-218

Verano Holdings Corp.

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2019

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Verano Holdings, LLC	AME Parties	Majesta Minerals, Inc.	Adjustments	Notes	Pro Forma Consolidated
ASSETS

Current Assets:
Cash	$6,417,703	$6,921,149	$931			$13,339,783
Accounts Receivable, Net	5,055,564	856,370				5,911,934
Notes Receivable	5,000,000	1,078,217				6,078,217
Due from Related Parties	253,580	-				253,580
Inventories	14,073,364	24,608,028				38,681,392
Biological Assets	16,613,392	9,943,948				26,557,340
Distributions Receivable	83,295	-				83,295
Prepaid Expenses and Other Current Assets	2,692,536	1,047,206				3,739,742

Total Current Assets	$50,189,434	$44,454,918	$931			$94,645,283

Property, Plant and Equipment, Net	94,379,744	44,623,033				139,002,777
Right Of Use Assets, Net	9,864,915	-				9,864,915
Intangible Assets	19,880,449	5,195,408				25,075,857
Goodwill	5,064,248	-				5,064,248
Investment in Associates	10,927,934	34,322,458		(34,322,458)	(1)	10,927,934
Deposits and Other Assets	3,807,972	571,037				4,379,009

TOTAL ASSETS	$194,114,696	$129,166,854	$931	$(34,322,458)		$288,960,023

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable	$18,544,003	$6,205,286	$24,544			$24,773,833
Accrued Liabilities	3,111,567	375,711				3,487,278
Income Tax Payable	11,206,250	-				11,206,250
Current Portion of Lease Liabilities	1,653,757	945,640				2,599,397
Current Portion of Notes Payable	8,153,234	3,575,931	56,198			11,785,363
Derivative Liability	6,778,510	-				6,778,510
License Payable	60,185	-				60,185
Acquisition Price Payable	6,750,000	-				6,750,000
Due to Related Parties	82,718	-				82,718

Total Current Liabilities	56,340,224	11,102,568	80,742			67,523,534

Long-Term Liabilities:
Deferred Revenue	-	-				-
Notes Payable, Net of Current Portion	6,213,433	307,565				6,520,998
Lease Liabilities, Net of Current Portion	9,602,436	8,711,093				18,313,529
Deferred Income Taxes	5,114,977	-				5,114,977

TOTAL LIABILITIES	77,271,070	20,121,226	80,742			97,473,038

MEMBERS’ EQUITY	111,752,803	109,045,628	(79,812)	(34,322,458)		186,396,161
NON-CONTROLLING INTEREST	5,090,823	-	-	-		5,090,823

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$194,114,696	$129,166,854	$931	$(34,322,458)		$288,960,023

(1)	The Pro Forma financial statements have been prepared in accordance with IFRS standards. The AME Parties have inter-entity ownership that has been adjusted and eliminated on a pro forma basis. On the condensed interim consolidated statements of income for the twelve months ended December 31, 2019, an adjustment was made for income from investments in related companies. This investment is among AME Parties and thus must be eliminated. On the condensed interim consolidated statements of financial position as of December 31, 2019, an adjustment was made for investment in related parties (investment in associates) to eliminate the inter-entity AME Parties consideration.

F-219

Verano Holdings Corp

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2020

Unaudited (Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Verano Holdings, LLC	AME Parties	Majesta Minerals, Inc.	Adjustments	Notes	Pro Forma Consolidated

Revenues, Net of Discounts	$228,530,083	$126,308,874	$-			$354,838,957
Cost of Goods Sold	94,386,849	36,697,726	-			131,084,575

Gross Profit before Biological Asset Adjustment	134,143,234	89,611,148	-			223,754,382

Realized fair value amounts included in inventory sold	(132,553,802)	-	-			(132,553,802)
Unrealized fair value gain on growth of biological assets	254,154,780	-	-			254,154,780
Net Effect of Changes in Fair Value of Biological Assets	121,600,978	63,038,759	-			184,639,737

Gross Profit	255,744,212	152,649,907	-			408,394,119

Expenses:
General and Administrative	26,742,144	20,124,770	236,707			47,103,621
Sales and Marketing	918,203	-	-			918,203
Salaries and Benefits	16,227,897	20,927,619	-			37,155,516
Less Direct Costs Allocated to Inventory and Cost of Sales	-	(17,572,018)	-			(17,572,018)
Depreciation and Amortization	1,973,723	7,158,265	-			9,131,988

Total Expenses	45,861,967	30,638,636	236,707	-		76,737,310

Income (Loss) from Investments in Associates	2,691,597	-	-	-		2,691,597

Income (Loss) From Continuing Operations	212,573,842	122,011,271	(236,707)	-		334,348,406

Other Income (Expense):
Loss on Disposal of Assets	-	(415,575)	-			(415,575)
Loss on Deconsolidation	(189,324)	-	-			(189,324)
Gain on Previously Held Equity Interest	458,039	885,678	-			1,343,717
Gain on Derivative Liability	6,778,510	-	-			6,778,510
Amortization of Debt Issuance Costs for Warrant	(4,572,423)	-	-			(4,572,423)
Amortization of Convertible Debt Discount	(5,525,503)	-	-			(5,525,503)
Other Income (Expense), Net	(701,496)	95,647	-			(605,849)
Income From Investments in Related Companies	-	47,661,050	-	(47,661,050)	(1)	-
Interest Expense, net	(5,349,644)	(1,598,483)	-			(6,948,127)

Total Other Expense	(9,101,841)	46,628,317	-	(47,661,050)		(10,134,574)

Net Income (Loss) Before Provision for Income Taxes and Non-Controlling Interest	203,472,001	168,639,588	(236,707)	(47,661,050)		324,213,832

Provision For Income Taxes	(76,831,828)	(210,000)	-	-		(77,041,828)

Net Income (Loss) Before Non-Controlling Interest	126,640,173	168,429,588	(236,707)	(47,661,050)		247,172,004

Net Income (Loss) from Discontinued Operations, Net of Tax	(1,966,751)	-	-	-		(1,966,751)

Net Income (Loss)	124,673,422	168,429,588	(236,707)	(47,661,050)		245,205,253

Net Income (Loss) Attributable To Non-Controlling Interest	566,459	-	-	-		566,459

Net Income (Loss) Attributable to Verano Holdings, LLC and Subsidiaries	$124,106,963	$168,429,588	$(236,707)	$(47,661,050)		$244,638,794

(1)	The Pro Forma financial statements have been prepared in accordance with IFRS standards. The AME Parties have inter-entity ownership that has been adjusted and eliminated on a pro forma basis. On the condensed interim consolidated statements of income for the twelve months ended December 31, 2019, and twelve months ended December 31, 2020, an adjustment was made for income from investments in related companies. This investment is among AME Parties and thus must be eliminated. On the condensed interim consolidated statements of financial position as of December 31, 2020, an adjustment was made for investment in related parties (investment in associates) to eliminate the inter-entity AME Parties consideration.

F-220

Verano Holdings Corp.

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2019

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Verano Holdings, LLC	AME Parties	Majesta Minerals, Inc.	Adjustments	Notes	Pro Forma Consolidated

Revenues, Net of Discounts	$65,968,292	$53,853,057				$119,821,349
Cost of Goods Sold	38,469,325	30,039,157				68,508,482

Gross Profit before Biological Asset Adjustment	27,498,967	23,813,900				51,312,867

Net Effect of Changes in Fair Value of Biological Assets	14,563,903	20,223,702				34,787,605

Gross Profit	42,062,870	44,037,602				86,100,472

Expenses:
General and Administrative	28,106,966	12,238,339	63,906			40,409,211
Sales and Marketing	926,258	-				926,258
Salaries and Benefits	6,231,096	8,058,097				14,289,193
Less Direct Costs Allocated to Inventory and Cost of Sales		(9,788,609)				(9,788,609)
Depreciation and Amortization	2,546,239	4,639,145				7,185,384

Total Expenses	37,810,559	15,146,972	63,906			53,021,437

Income (Loss) from Investments in Associates	(456,053)	-	-			(456,053)

Income (Loss) From Continuing Operations	3,796,258	28,890,630	(63,906)			32,622,982

Other Income (Expense):
Loss on Deconsolidation	(3,086,878)	-				(3,086,878)
Loss on Disposal of Property, Plant, and Equipment	(1,546,540)	-				(1,546,540)
Amortization of Debt Issuance Costs for Warrant	(656,177)	-				(656,177)
Amortization of Convertible Debt Discount	(690,688)	-				(690,688)
Change in Fair Market Value of Derivative	(562,319)	-				(562,319)
Interest Expense, net	(338,992)	(354,508)				(693,500)
Income from Investments in Related Companies	-	12,199,444		(12,199,444)	(1)	-
Other Income	94,100	(61,344)				32,756

Total Other Expense	(6,787,494)	11,783,592	-	(12,199,444)		(7,203,346)

Net Income (Loss) Before Provision for Income Taxes and Non-Controlling Interest	(2,991,236)	40,674,222	(63,906)	(12,199,444)		25,419,636

Provision For Income Taxes	(15,203,221)	-	3,271	-		(15,199,950)

Net Income (Loss)	(18,194,457)	40,674,222	(60,635)	(12,199,444)		10,219,686

Net Income (Loss) Attributable To Non-Controlling Interest	239,563	-	-	-		239,563

Net Income (Loss) Attributable to Verano Holdings, LLC and Subsidiaries	$(18,434,020)	$40,674,222	$(60,635)	$(12,199,444)		$9,980,123

(1)	The Pro Forma financial statements have been prepared in accordance with IFRS standards. The AME Parties have inter-entity ownership that has been adjusted and eliminated on a pro forma basis. On the condensed interim consolidated statements of income for the twelve months ended December 31, 2019, an adjustment was made for income from investments in related companies. This investment is among AME Parties and thus must be eliminated. On the condensed interim consolidated statements of financial position as of December 31, 2019, an adjustment was made for investment in related parties (investment in associates) to eliminate the inter-entity AME Parties consideration.

F-221